Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150261

$2,750,000,000

Covidien International Finance S.A.

OFFER TO EXCHANGE

New $250,000,000 5.150% Senior Notes due 2010

New $500,000,000 5.450% Senior Notes due 2012

New $1,150,000,000 6.000% Senior Notes due 2017

New $850,000,000 6.550% Senior Notes due 2037

for

$250,000,000 5.150% Senior Notes due 2010

$500,000,000 5.450% Senior Notes due 2012

$1,150,000,000 6.000% Senior Notes due 2017

$850,000,000 6.550% Senior Notes due 2037

fully and unconditionally guaranteed, as described herein, by

Covidien Ltd.

This exchange offer will expire at 5 p.m., New York City time, on June 16, 2008, unless extended.

Terms of the exchange offer:

•	We are offering:

•	New $250,000,000 5.150% Senior Notes due 2010 in exchange for outstanding $250,000,000 5.150% Senior Notes due 2010;

•	New $500,000,000 5.450% Senior Notes due 2012 in exchange for outstanding $500,000,000 5.450% Senior Notes due 2012;

•	New $1,150,000,000 6.000% Senior Notes due 2017 in exchange for outstanding $1,150,000,000 6.000% Senior Notes due 2017; and

•	New $850,000,000 6.550% Senior Notes due 2037 in exchange for outstanding $850,000,000 6.550% Senior Notes due 2037.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for new notes will not be a taxable exchange for United States federal income tax purposes.

•

The terms of the new notes to be issued are substantially identical to the terms of the outstanding notes, except that transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the new notes.

•

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange securities. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange securities received in exchange for unregistered securities where the unregistered securities were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus available to any broker-dealer for use in connection with resale. See “Plan of Distribution”.

•	We will not receive any proceeds from the exchange offer.

•	There is no existing market for the new notes to be issued, and we do not intend to apply for their listing on any securities exchange.

In this prospectus, we refer to the new $250,000,000 5.150% Senior Notes due 2010 as the new 2010 notes, to the new $500,000,000 5.450% Senior Notes due 2012 as the new 2012 notes, to the new $1,150,000,000 6.000% Senior Notes due 2017 as the new 2017 notes and to the new $850,000,000 6.550% Senior Notes due 2037 as the 2037 notes. We refer to these four series of new notes collectively as the new notes. Similarly, we refer to the outstanding notes, by series, as the outstanding 2010 notes, the outstanding 2012 notes, the outstanding 2017 notes and the outstanding 2037 notes, and collectively as the outstanding notes. See “Description of the New Notes and the Guarantee” for more information about the new notes.

Investing in the new notes involves risks. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 16, 2008

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

This exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

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MARKET AND INDUSTRY DATA

We obtained the market and competitive position data used throughout this registration statement from our own research, surveys or studies conducted by third parties and industry or general publications.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance with these requirements, we file reports and other information relating to our business, financial condition and other matters with the Securities and Exchange Commission. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. Our filed reports, proxy statements and other information can be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission also maintains a website that contains reports and other information regarding registrants like us that file electronically with the Securities and Exchange Commission. The address of such site is: http://www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Our Internet website is www.covidien.com. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. In addition, we have posted the charters for our Audit Committee, Compensation and Human Resources Committee, Nominating and Governance Committee and Compliance Committee, as well as our Corporate Governance Guidelines and Guide to Business Conduct, under the heading “Corporate Governance” in the Investor Relations section of our website.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this registration statement and prospectus that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Tyco International, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements.

The risk factors discussed in “Risk Factors” beginning on page 11 of this prospectus could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update these forward-looking statements other than as required by law.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus relating to Covidien, CIFSA and the exchange notes that we are offering. The term CIFSA refers to Covidien International Finance S.A., the issuer of the notes. You should read this entire prospectus, including the risk factors, our combined and consolidated financial statements and the respective notes to our combined and consolidated financial statements before participating in the exchange offer.

Except as otherwise indicated or unless the context otherwise requires, “Covidien,” “we,” “us” and “our” refer to Covidien Ltd. and its consolidated subsidiaries, including CIFSA, “Tyco Electronics” refers to Tyco Electronics Ltd. and its consolidated subsidiaries and “Tyco International” refers to Tyco International Ltd. and its consolidated subsidiaries. When we intend to refer only to Covidien Ltd, a Bermuda company, without including its consolidated subsidiaries, we use the term “Covidien Ltd.”

Our Company

We are a global leader in developing, manufacturing and distributing medical devices and supplies, diagnostic imaging agents, pharmaceuticals and other healthcare products for use in clinical and home settings. Our products are found in almost every hospital in the United States, and we have a significant and growing presence in non-U.S. markets. Our portfolio of products, sold under well-known brand names such as United States Surgical, Autosuture, Valleylab, Mallinckrodt, Nellcor, Puritan Bennett and Kendall, serve healthcare needs in the operating room and other hospital settings, long-term care and other alternate care facilities, doctors’ offices and the home. We believe that we hold market-leading positions in many of the major markets in which we compete.

During the third quarter of fiscal 2008, we completed the sale of our Retail Products segment for gross cash proceeds of $330 million. In addition, during the second quarter of fiscal 2008, we entered into a definitive sale agreement to divest our European Incontinence Products business within the Medical Supplies segment. Our management and Board of Directors have also approved plans to sell our Specialty Chemicals business within the Pharmaceutical Products segment. We decided to sell these businesses because their products and customer bases are not aligned with our long-term strategic objectives.

We operate our continuing businesses through four segments:

•

Medical Devices includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, vascular devices, sharpsafety products, clinical care products and other medical device products.

•	Imaging Solutions includes the development, manufacture and marketing of radiopharmaceuticals and contrast products.

•	Pharmaceutical Products includes the development, manufacture and distribution of dosage pharmaceuticals and active pharmaceutical ingredients.

•	Medical Supplies includes the development, manufacture and sale of nursing care products, medical surgical products and original equipment manufacturer products (OEM).

Strengths

We believe that we have the following strengths:

•

Scale, product diversity and reach. We are one of the largest global manufacturers and marketers in the healthcare industry. We offer products in many fields that we believe have higher growth opportunities due to prevailing healthcare trends, including laparoscopic surgery, electrosurgery, biosurgery, sleep therapy and pain management.

•

Portfolio of leading brands. We believe that our brands are among the most well-known and respected in the healthcare marketplace. We have introduced key product innovations in a number of fields, including laparoscopic instrumentation and surgical staplers (Autosuture), pulse oximeters (Nellcor), mechanical devices to prevent deep-vein thrombosis (Kendall) and vessel sealing systems (LigaSure).

•

Strong customer relationships and sales force. Our sales force of approximately 4,200 professionals is focused on developing and maintaining strong relationships with clinician decision makers. We also have well established relationships with group purchasing organizations and integrated delivery networks, or IDNs, non-U.S. healthcare authorities, retailers and other major purchasers of our products.

•	Operational excellence. We have a history of developing and manufacturing high-quality products in a cost-effective manner.

Strategy

Our strategy is to enhance growth by increasing research and development initiatives, pursuing targeted external opportunities and enhancing our global commercialization infrastructure, including sales, marketing and distribution. We are committed to the following initiatives:

•

Operating our business to focus on growth. We intend to continue developing industry-leading capabilities to translate healthcare provider and hospital insights into products that make our customers more successful. We also are implementing global initiatives throughout our businesses to generate opportunities for growth. We are increasing investments in our sales and marketing infrastructure to further strengthen our customer relationships and competitive position to capitalize on global healthcare needs and trends. Additionally, we are enhancing our business development function to better enable us to evaluate and execute external opportunities to expand and enhance our product portfolio.

•

Commitment to innovation. We plan on broadening and enhancing our product offerings through an increased commitment to identify, obtain and develop new technologies through internal research and development initiatives, licensing and distribution transactions and selective acquisitions. We intend to focus these efforts primarily on product areas that are driven by clinician preference and technological innovation, which we believe will offer higher growth rates and margins.

•

Increasing global market penetration. We believe that we have promising opportunities in non-U.S. markets to expand our market position. We have designed our post-separation organization and management structure to integrate U.S. and non-U.S. operations. We expect that our new focus on global management of our product lines should assist us in developing and commercializing new products that meet global needs.

•

Managing our businesses with a disciplined financial perspective. We intend to increase our focus on maximizing return on invested capital by controlling manufacturing and logistical costs while continuing to strive for top-line revenue growth.

Covidien International Finance S.A.

Covidien International Finance S.A., or CIFSA, a Luxembourg company, is a wholly-owned subsidiary of Covidien Ltd. CIFSA’s registered and principal offices are located at 4th Floor, 3b Boulevard Prince Henri, L-1724 Luxembourg. Its telephone number at that address is (352) 266-3790. CIFSA is a holding company established in connection with the separation of the healthcare businesses of Tyco International to directly and indirectly own substantially all of the operating subsidiaries of Covidien, to issue the notes and to perform treasury operations for Covidien. Otherwise, it conducts no independent business.

Covidien Ltd.

Covidien Ltd. is a Bermuda corporation. Its registered and principal executive office is located at 131 Front Street, Hamilton HM 12, Bermuda and its telephone number at that address is (441) 298-2480.

Separation from Tyco International Ltd.

In connection with the distribution by Tyco International on June 29, 2007 of all of the common shares of Covidien Ltd. to shareholders of Tyco International, we entered into definitive agreements with Tyco International and Tyco Electronics that, among other things, set forth the terms and conditions of the separation of Covidien from Tyco International and provided a framework for our relationships with Tyco International and Tyco Electronics. See “Relationship with Tyco International and Tyco Electronics” for a summary of certain important features of these material agreements.

The Separation and Distribution Agreement we entered into on June 29, 2007 governs the relationships among Covidien, Tyco International and Tyco Electronics subsequent to the completion of the separation and provides for the allocation to Covidien and Tyco Electronics of certain of Tyco International’s assets, liabilities and obligations attributable to periods prior to our separation from Tyco International.

The Tax Sharing Agreement we entered into with Tyco International and Tyco Electronics on June 29, 2007 governs the parties’ respective rights, responsibilities and obligations with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of any distribution of all of the common shares of Covidien or Tyco Electronics to the shareholders of Tyco International to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, or certain internal transactions undertaken in anticipation of the separation to qualify for tax-favored treatment under the Code.

Risk Factors

We face risks in connection with the general conditions and trends of the industry in which we operate, including the following:

•	We may be unable to effectively introduce and market new products or may fail to keep pace with advances in technology.

•	The reimbursement practices of a small number of large public and private insurers could adversely affect sales of our products.

•	Cost-containment efforts of our customers, purchasing groups, third-party payors and governmental organizations could adversely affect our sales and profitability.

•	We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

•	We are subject to complex and costly regulation.

•	The manufacture of our products is highly exacting and complex, and our business could suffer if we or our suppliers encounter manufacturing problems.

•	Defects or failures associated with our products could lead to recalls or safety alerts and negative publicity.

•	We may incur product liability losses and other litigation liability.

•	An interruption in our ability to manufacture our products or an inability to obtain key components or raw materials may adversely affect our business.

•	We have experienced and may continue to experience higher costs to produce our products as a result of rising prices for oil, gas and other commodities.

•	Divestitures of some of our businesses or product lines may materially adversely affect our business, results of operations and financial condition.

•	We may not be successful in our strategic acquisitions of, investments in or alliances with, other companies and businesses, and acquisitions could require us to issue additional debt or equity.

•	We face significant competition and may not be able to compete effectively.

•	We are subject to risks associated with doing business outside of the United States.

•	Foreign currency exchange rates may adversely affect our results.

•

Most of our customer relationships outside of the United States are with governmental entities and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in non-U.S. jurisdictions.

•	We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

•	Our operations expose us to the risk of material environmental liabilities.

•	If we fail to comply with the requirements of Section 404 of Sarbanes-Oxley, our business prospects and the value of the notes could be adversely affected.

•	Failure to successfully implement the recent and ongoing reorganization of our operating structure could adversely affect our business.

We face risks in connection with our separation from Tyco International, including the following:

•

Our combined financial information for periods prior to June 29, 2007 is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.

•	We are responsible for a portion of Tyco International’s contingent and other corporate liabilities, including those relating to shareholder litigation.

•	We share responsibility for certain of our, Tyco International’s and Tyco Electronics’ income tax liabilities for tax periods prior to and including June 29, 2007.

•

If the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

•	We might not be able to engage in desirable strategic transactions and equity issuances because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

In addition, we face certain risks in connection with Covidien’s existence as a Bermuda company and CIFSA’s existence as a Luxembourg company.

These and other risks are discussed in the section entitled “Risk Factors” in this prospectus.

Summary Consolidated and Combined Financial Data

The consolidated and combined statement of operations data for the six months ended March 28, 2008 and March 30, 2007 and the consolidated balance sheet data at March 28, 2008 are derived from our unaudited consolidated and combined financial statements included elsewhere in this prospectus. The consolidated and combined statement of operations data for fiscal 2007, 2006 and 2005 and the consolidated and combined balance sheet data at September 28, 2007 and September 29, 2006, are derived from our audited consolidated and combined financial statements included elsewhere in this prospectus. The combined balance sheet data at September 30, 2005 is derived from our unaudited combined financial statements not included in this prospectus.

	Six Months Ended		Fiscal Year
	March 28, 2008	March 30, 2007	2007	2006	2005
	(dollars in millions)
Consolidated and Combined Statement of Operations Data:
Net sales	$4,742	$4,328	$8,895	$8,313	$8,268
Research and development expenses	153	123	260	248	221
In-process research and development charges	12	8	38	63	—
Restructuring and impairment charges	69	20	91	—	—
Operating income(1)	860	960	585	2,052	2,011
Interest expense, net	96	60	153	139	163
Other (income) expense, net(2)	(183)	(6)	135	13	248
Income from continuing operations before income taxes	947	906	297	1,900	1,600
Income (loss) from continuing operations	694	709	(165)	1,430	1,121
Loss (income) from discontinued operations, net of income taxes	11	(23)	177	275	86
Net income (loss)	683	732	(342)	1,155	1,035
Consolidated and Combined Balance Sheet Data (End of Period):
Total assets	$16,277	$14,448	$18,328	$14,108	$14,784
Long-term debt	3,589	2,066	3,565	2,248	2,544
Shareholders’ equity	7,401	8,863	6,742	8,621	8,007
Consolidated and Combined Common Share Data:
Basic earnings per share:
Income (loss) from continuing operations	$1.39	$1.43	$(0.33)	$2.88	$2.26
Net income (loss)	1.37	1.47	(0.69)	2.33	2.08
Diluted earnings per share:
Income (loss) from continuing operations	1.38	1.43	(0.33)	2.88	2.26
Net income (loss)	1.36	1.47	(0.69)	2.33	2.08
Cash dividend per share	$0.32	—	—	—	—
Basic weighted-average number of shares outstanding(3)	498	497	497	497	497
Diluted weighted-average number of shares outstanding(3)	503	497	497	497	497
Consolidated and Combined Other Data:
Operating margin(1)	18.1%	22.2%	6.6%	24.7%	24.3%
Number of employees (thousands)	44	43	44	43	41

(1)	Operating income and margin for the six months ended March 28, 2008 includes a $31 million charge for our portion of Tyco International’s shareholder settlement. Operating income and margin for fiscal 2007 includes an allocated class action settlement charge, net of related insurance recoveries of $1,202 million. Operating income and margin for fiscal 2006 includes a net gain on divestitures of $48 million and incremental stock option charges of $33 million required under Statement of Financial Accounting Standards No. 123R, “Share-Based Payment.” Operating income and margin for fiscal 2005 includes a charge for a patent litigation settlement of $277 million.

(2)	Amount for the six months ended March 28, 2008 relates primarily to the impact of our tax sharing agreement with Tyco International and Tyco Electronics resulting from the adoption of Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Note 13 to our Interim Consolidated and Combined Financial Statements provides further information regarding this income. Amounts for fiscal 2007 and 2005 consist primarily of the allocation of Tyco International’s loss on the retirement of debt. Note 10 to our Annual Consolidated and Combined Financial Statements provides further information regarding this allocation.

(3)	The common shares outstanding immediately following the separation from Tyco International were used to calculate basic and diluted earnings per share for the periods prior to the separation because no common shares, share options or restricted shares of Covidien were outstanding on or before June 29, 2007.

The Exchange Offer

A brief description of the material terms of the exchange offer follows. We are offering to exchange the new notes for the outstanding notes. The terms of the new notes offered in the exchange offer are substantially identical to the terms of the outstanding notes, except that the new notes will be registered under the Securities Act of 1933, as amended (the Securities Act) and certain transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the new notes. For a more complete description, see “Description of the New Notes and the Guarantee.”

Issuer	CIFSA

Guarantor	Covidien

New notes offered	New $250,000,000 5.150% Senior Notes due 2010

New $500,000,000 5.450% Senior Notes due 2012

New $1,150,000,000 6.000% Senior Notes due 2017

New $850,000,000 6.550% Senior Notes due 2037

Outstanding notes	$250,000,000 5.150% Senior Notes due 2010

$500,000,000 5.450% Senior Notes due 2012

$1,150,000,000 6.000% Senior Notes due 2017

$850,000,000 6.550% Senior Notes due 2037

The exchange offer	We are offering to issue registered new notes in exchange for a like principal amount and like denomination of our outstanding notes of the same series. We are offering to issue these registered new notes to satisfy our obligations under an exchange and registration rights agreement that we entered into with the initial purchasers of the outstanding notes when we sold the outstanding notes in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your outstanding notes for exchange by following the procedures described in the section entitled “The Exchange Offer” elsewhere in this prospectus.

Tenders; expiration date; withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on June 16, 2008, which is 31 days after the exchange offer is commenced, unless we extend it. If you decide to exchange your outstanding notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of the exchange offer. If we decide for any reason not to accept any outstanding notes you have tendered for exchange, those outstanding notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer” for a more complete description of the tender and withdrawal provisions.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, some of which we may waive. See “The Exchange Offer—Conditions to the Exchange Offer” for a description of the conditions. Other than the federal securities laws, we are not subject to federal or state regulatory requirements in connection with the exchange offer.

U.S. federal income tax considerations	Your exchange of outstanding notes for new notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes.

Use of proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange agent	Deutsche Bank Trust Company Americas

Consequences of failure to exchange your outstanding notes	Outstanding notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. Except in limited circumstances with respect to specific types of holders of outstanding notes, we will have no further obligation to register the outstanding notes. If you do not participate in the exchange offer, the liquidity of your outstanding notes could be adversely affected. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes.”

Consequences of exchanging your outstanding notes	Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the new notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:

•	acquire the new notes issued in the exchange offer in the ordinary course of your business;

•	are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the new notes issued to you in the exchange offer; and

•	are not an “affiliate” of Covidien as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

Any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells or transfers any new notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

Interest on outstanding notes exchanged in the offer	On the record date for the first interest payment date following the consummation of the exchange offer, holders of new notes will receive interest accruing from the issue date of the outstanding notes or, if interest has been paid, the most recent date to which interest has been paid.

The New Notes

The terms of the new notes we are issuing in this exchange offer and the outstanding notes are identical in all material respects, except the new notes offered in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	will not contain provisions relating to the payment of additional interest to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

A brief description of the material terms of the new notes follows. For a more complete description, see “Description of the New Notes and the Guarantee.”

Issuer	CIFSA

Guarantor	The new notes are fully and unconditionally guaranteed on a senior unsecured basis by Covidien

New notes offered	New $250,000,000 5.150% Senior Notes due 2010

New $500,000,000 5.450% Senior Notes due 2012

New $1,150,000,000 6.000% Senior Notes due 2017

New $850,000,000 6.550% Senior Notes due 2037

Interest	The 2010 notes bear interest at 5.150% per year

The 2012 notes bear interest at 5.450% per year

The 2017 notes bear interest at 6.000% per year

The 2037 notes bear interest at 6.550% per year

Interest payment dates	April 15 and October 15

Maturity dates	The 2010 notes mature on October 15, 2010

The 2012 notes mature on October 15, 2012

The 2017 notes mature on October 15, 2017

The 2037 notes mature on October 15, 2037

Ranking	The notes will be CIFSA’s unsecured senior obligations and will rank equally in right of payment with all of our existing and future senior debt and senior to any subordinated indebtedness that CIFSA may incur.

Optional redemption	CIFSA may not redeem the 2010 notes at its option prior to maturity. CIFSA may redeem all or a portion of the 2012 notes, the 2017 notes and the 2037 notes at its option at any time at a redemption price equal to the greater of the principal amount of the notes and the make-whole price described in “Description of the New Notes and the Guarantee—Redemption at CIFSA’s Option,” plus accrued and unpaid interest, if any, to the redemption date.

CIFSA also may redeem all, but not less than all, of a series of notes in the event of certain tax changes affecting such notes, as described in “Description of the New Notes and the Guarantee—Redemption Upon Changes in Withholding Taxes.”

Covenants	The indenture limits CIFSA’s ability to create liens to secure certain indebtedness without also securing the notes and to enter into sale and lease-back transactions. The indenture also limits CIFSA’s and Covidien’s ability to consolidate, merge or transfer all or substantially all of its assets. The covenants are subject to a number of qualifications and exceptions. See the section entitled “Description of the New Notes and the Guarantee—Covenants.”

Purchase of notes upon a Change of Control Triggering Event	If Covidien experiences a change of control (defined herein) and as a result of that change of control the notes of a series are lowered below an investment grade level (defined herein) by at least two of Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch Ratings Limited (or the equivalent under any successor rating categories of Standard and Poor’s, Moody’s or Fitch’s, respectively), CIFSA will offer to repurchase all of the notes of that series at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the repurchase date. See “Description of the New Notes and the Guarantee—Change of Control Triggering Event.”

Additional notes	CIFSA may from time to time, without consent of the holders of the notes, issue notes having the same terms and conditions as the notes of any series being offered hereby. Additional notes issued in this manner will form a single series with the outstanding series of notes.

Governing law	New York

RISK FACTORS

Investing in the notes involves various risks, including the risks described below. You should carefully consider the following risks and the other information contained in this prospectus before deciding to exchange any outstanding notes. In addition to the risks described below, our business is subject to risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business, operations, financial condition and liquidity.

Risks Relating to the Notes

You may be adversely affected if you fail to exchange outstanding notes.

We will issue new notes to you only if your outstanding notes are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes, and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you are eligible to participate in the exchange offer and do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you will continue to hold outstanding notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the outstanding notes. In addition:

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If you tender your outstanding notes for the purpose of participating in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes; and

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If you are a broker-dealer that receives new notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those new notes.

After the exchange offer is consummated, if you continue to hold any un-exchanged notes, you may have difficulty selling them because there will be fewer un-exchanged notes outstanding.

There may not be a liquid market for the new notes.

Each series of new notes will constitute a new issue of securities of the same class as the applicable series of outstanding notes, and there is no existing trading market for any series of notes. We cannot assure you as to the development or liquidity of any trading market for the new notes.

We do not intend to apply for listing or quotation of any series of new notes on any securities exchange or stock market. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of new notes that would be issued and outstanding after we consummate the exchange offer would reduce liquidity and could lower the market price of those new notes. The liquidity of any market for each series of notes will depend on a number of factors, including:

•	the number of holders of such series of notes;

•	our ability to complete the exchange offer;

•	our operating performance, financial condition or prospects;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the applicable series of notes; and

•	prevailing interest rates.

The market, if any, for the new notes may not be free from disruption, and any such disruption may adversely affect the prices at which you may sell your new notes. You may not be able to sell your new notes at a particular time, and the price that you receive when you sell may not be favorable.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industry in which we operate.

We may be unable to effectively introduce and market new products or may fail to keep pace with advances in technology.

The healthcare industry is characterized by continuous technological change, resulting in changing customer preferences and requirements. The success of our business depends on our ability to introduce new products and adapt to these changing technologies and customer demands. The success of new product development depends on many factors, including our ability to anticipate and satisfy customer needs, obtain regulatory and reimbursement approvals on a timely basis, develop and manufacture products in a cost-effective and timely manner, maintain advantageous positions with respect to intellectual property and differentiate our products from those of our competitors. To compete successfully in the marketplace, we must make substantial investments in new product development whether internally or externally through licensing or acquisitions. Our failure to introduce new and innovative products in a timely manner would have an adverse effect on our business, results of operations, financial condition and cash flows.

Even if we are able to develop, manufacture and obtain regulatory and reimbursement approvals for our new products, the success of those products would depend upon market acceptance. Levels of market acceptance for our new products could be affected by several factors, including:

•	the availability of alternative products from our competitors;

•	the price of our products relative to that of our competitors;

•	the timing of our market entry; and

•	our ability to market and distribute our products effectively.

Sales of our products are affected by the reimbursement practices of a small number of large public and private insurers.

Sales of our products depend, in part, on the extent to which the costs of our products are reimbursed by governmental health administration authorities, private health coverage insurers and other third-party payors. Our potential customers’ ability to obtain appropriate reimbursement for products and services from these third-party payors affects the selection of products they purchase and the prices they are willing to pay. In addition, demand for new products may be limited unless we obtain reimbursement approval from governmental and private third-party payors prior to introduction. Reimbursement criteria vary by country, are becoming increasingly stringent and require management expertise and significant attention to obtain and maintain qualification for reimbursement.

Major third-party payors for healthcare services both within and outside of the United States continue to work to contain costs through, among other things, the introduction of cost containment incentives and closer scrutiny of healthcare expenditures. The implementation of healthcare reforms both within and outside of the United States may reduce the level at which reimbursement is provided and adversely affect demand for our products. Legislative or administrative reforms to U.S. or non-U.S. reimbursement practices that significantly reduce or deny reimbursement for treatments using our products could adversely affect the acceptance of our products and the prices that our customers are willing to pay for them and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Cost-containment efforts of our customers, purchasing groups, third-party payors and governmental organizations could adversely affect our sales and profitability.

Many existing and potential customers for our products within the United States have become members of group purchasing organizations, or GPOs, and integrated delivery networks, or IDNs, in an effort to reduce costs. GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. Bids are generally solicited from multiple manufacturers with the intention of driving down pricing. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain or maintain contract positions with major GPOs and IDNs across our product portfolio.

Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability.

While having a contract with a GPO or IDN for a given product category can facilitate sales to members of that GPO or IDN, such contract position is no assurance that sales volume of those products will be maintained. GPOs and IDNs increasingly are awarding contracts to multiple suppliers for the same product category. Even when we are the sole contracted supplier of a GPO or IDN for a certain product category, members of the GPO or IDN generally are free to purchase from other suppliers. Furthermore, GPO and IDN contracts typically are terminable without cause upon 60 to 90 days’ prior notice. Accordingly, although we have multiple contracts with many major GPOs and IDNs, the members of such groups may choose to purchase from our competitors due to the price or quality offered by such competitors, which could result in a decline in our sales and profitability.

Distributors of our products also have begun more aggressively to negotiate terms of sale in an effort to increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing and other terms of sale could cause us to lose market share to our competitors and adversely affect our business, results of operations, financial condition and cash flows.

Outside the United States, we have experienced downward pricing pressure due to the concentration of purchasing power in centralized governmental healthcare authorities and increased efforts by such authorities to lower healthcare costs. We frequently are required to engage in competitive bidding for the sale of our products to governmental purchasing agents. Our failure to offer acceptable prices to these customers could adversely affect our sales and profitability in these markets.

We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

We rely on a combination of patents, trademarks, trade secrets and nondisclosure agreements to protect our proprietary intellectual property. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot assure you that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We operate in an industry characterized by extensive patent litigation. Patent litigation is costly to defend and can result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or force us to make significant royalty payments in order to continue selling the affected products. At any given time, we are involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. We can expect to face additional claims of patent infringement in the future. A successful claim of patent or other intellectual property infringement against us could adversely affect our business, results of operations, financial condition and cash flows.

We are subject to complex and costly regulation.

Our products are subject to regulation by the U.S. Food and Drug Administration and other national, supranational, federal and state governmental authorities. It can be costly and time-consuming to obtain regulatory approvals to market a medical device or pharmaceutical product. Approvals might not be granted for new devices or drugs on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. Our failure to maintain approvals or obtain approval for new products could adversely affect our business, results of operations, financial condition and cash flows.

We also rely on licenses from the U.S. Drug Enforcement Administration to purchase raw materials used in many of our pharmaceutical products and to manufacture and distribute such products. Our failure to maintain these licenses could adversely affect our pharmaceutical products business.

In addition, we are subject to regulations covering manufacturing practices, product labeling and advertising and adverse-event reporting that apply after we have obtained approval to sell a product. Many of our facilities and procedures and those of our suppliers are subject to ongoing oversight, including periodic inspection by governmental authorities. Compliance with production, safety, quality control and quality assurance regulations is costly and time-consuming.

Our manufacturing facilities and those of our suppliers could be subject to significant adverse regulatory actions in the future. These actions could include warning letters, fines, injunctions, civil penalties, recalls, seizures of our products and criminal prosecution. Possible consequences of such actions could include:

•	substantial modifications to our business practices and operations;

•	a total or partial shutdown of production in one or more of our facilities while we remediate the alleged violation;

•	the inability to obtain future pre-market clearances or approvals; and

•	withdrawals or suspensions of current products from the market.

Any of these events, in combination or individually, could disrupt our business and adversely affect our business, results of operations, financial condition and cash flows.

The manufacture of our products is highly exacting and complex, and our business could suffer if we or our suppliers encounter manufacturing problems.

The manufacture of our products is highly exacting and complex, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons including equipment malfunction, failure to follow specific protocols and procedures, defective raw materials and environmental factors. If problems arise during the production of a batch of product, that entire batch of product may have to be discarded. These problems could lead to increased costs, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other products. If problems are not discovered before the product is released to the market, we also could incur recall and product liability costs. Significant manufacturing problems could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Defects or failures associated with our products could lead to recalls or safety alerts and negative publicity.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall of, or issuance of a safety alert relating to, our products and result in significant costs and negative publicity. Due to the strong name recognition of our brands, an adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our applications for new product approvals. We also may undertake voluntarily to recall products or temporarily shut down production lines based on internal safety and quality monitoring and testing data. Any of the foregoing problems could disrupt our business and a material adverse effect on our business, results of operations, financial condition and cash flows.

We may incur product liability losses and other litigation liability.

In the ordinary course of business, we are subject to product liability claims and lawsuits, including potential class actions, alleging that our products have resulted or could result in an unsafe condition or injury. Any product liability claim brought against us, with or without merit, could be costly to defend and could result in an increase of our insurance premiums. Some claims brought against us might not be covered by our insurance policies. In addition, we have significant self-insured retention amounts which we would have to pay in full before obtaining any insurance proceeds to satisfy a judgment or settlement. Furthermore, even where the claim is covered by our insurance, our insurance coverage might be inadequate and we would have to pay the amount of any settlement or judgment that is in excess of our policy limits. We may not be able to obtain insurance on terms acceptable to us or at all since insurance varies in cost and can be difficult to obtain. Our failure to maintain adequate insurance coverage or successfully defend against product liability claims could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to antitrust claims and lawsuits in which competitors allege that we use our market position to exclude competitors from certain markets and to prevent customers from purchasing the competitors’ products. We also are subject to consumer antitrust class action lawsuits in which the putative class representatives, on behalf of themselves and other customers, seek to recover overcharges they allege that they paid for certain products. Any antitrust claim brought against us, with or without merit, could be costly to defend and could result in significant damages against us.

An interruption in our ability to manufacture our products or an inability to obtain key components or raw materials may adversely affect our business.

Many of our key products are manufactured at single locations, with limited alternate facilities. If an event occurs that results in damage to one or more of our facilities, we may be unable to manufacture the relevant products at previous levels or at all. In addition, for reasons of quality assurance or cost effectiveness, we purchase certain components and raw materials from sole suppliers. Due to the stringent regulations and requirements of the FDA and other similar non-U.S. regulatory agencies regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We have experienced and may continue to experience higher costs to produce our products as a result of rising prices for oil, gas and other commodities.

We use resins, other petroleum-based materials and pulp as raw materials in many of our products. Prices of oil and gas also significantly affect our costs for freight and utilities. Oil, gas and pulp prices are volatile and have increased in recent years, resulting in higher costs to produce and distribute our products. Due to the highly competitive nature of the healthcare industry and the cost-containment efforts of our customers and third party payors, we may be unable to pass along cost increases through higher prices. If these higher costs continue and we are unable fully to recover these costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability and our business, results of operations, financial condition and cash flows could be materially and adversely affected.

Divestitures of some of our businesses or product lines may materially adversely affect our business, results of operations and financial condition.

We continue to evaluate the performance of all of our businesses and may sell a business or product line. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our business, results of operations and financial condition. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management’s attention from other business concerns, the disruption of our business and the potential loss of key employees. We may not be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

We may not be successful in our strategic acquisitions of, investments in or alliances with, other companies and businesses, and acquisitions could require us to issue additional debt or equity.

We may pursue acquisitions of complementary businesses, technology licensing arrangements and strategic alliances to expand our product offerings and geographic presence as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition, license arrangement or strategic alliance. Other companies may compete with us for these strategic opportunities. Even if we are successful in making an acquisition, the products and technologies that we acquire may not be successful or may require significantly greater resources and investments than we originally anticipated. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges. These effects, individually or in the aggregate, could cause a deterioration of our credit rating and result in increased borrowing costs and interest expense. We could experience difficulties in integrating geographically separated organizations, systems and facilities, and personnel with diverse backgrounds. Integration of an acquired business also may require management resources that otherwise would be available for development of our existing business. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

In connection with acquisitions, we may incur or assume significant debt and unknown or contingent liabilities, such as environmental remediation expense, products liability, patent infringement claims or other unknown liabilities. Financing for acquisitions could decrease our ratio of earnings to fixed charges and adversely affect our borrowing capacity. Furthermore, acquisition financing may not be available to us on acceptable terms if and when required. If we were to undertake an acquisition by issuing equity securities, the acquisition could have a dilutive effect on the interests of the holders of our common shares.

We face significant competition and may not be able to compete effectively.

We compete with many companies ranging from other multinationals to start-up companies. Competition takes many forms, including price reductions on products that are comparable to our own, development of new products that are more cost-effective or have superior performance than our current products, and the introduction of generic versions when our proprietary products lose their patent protection. Our current or future products could be rendered obsolete or uneconomical as a result of this competition. Our failure to compete effectively could cause us to lose market share to our competitors and have a material adverse effect on our business, results of operations, financial condition and cash flows.

We also face competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property. In addition, academic institutions, governmental agencies and other public and private research organizations also may conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring necessary product technologies.

We are subject to risks associated with doing business outside of the United States.

Our operations outside of the United States are subject to risks that are inherent in conducting business under non-U.S. laws, regulations and customs. Sales outside of the United States made up approximately 43% of our net sales in fiscal 2007 and we expect that non-U.S. sales will contribute significantly to future growth. The risks associated with our operations outside the United States include:

•	changes in non-U.S. medical reimbursement policies and programs;

•	multiple non-U.S. regulatory requirements that are subject to change and that could restrict our ability to manufacture and sell our products;

•	possible failure to comply with anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;

•	different local product preferences and product requirements;

•	trade protection measures and import or export licensing requirements;

•	difficulty in establishing, staffing and managing non-U.S. operations;

•	different labor regulations;

•	changes in environmental, health and safety laws;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	political instability and actual or anticipated military or political conflicts;

•	economic instability and inflation, recession or interest rate fluctuations; and

•	minimal or diminished protection of intellectual property in some countries.

These risks, individually or in the aggregate, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Foreign currency exchange rates may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 43% of our net sales for fiscal 2007 were derived from sales in non-U.S.

markets, and we expect sales from non-U.S. markets to continue to represent a significant portion of our net sales. Therefore, if the U.S. dollar strengthens in relation to the currencies of other countries where we sell our products, such as the euro, our U.S. dollar reported revenue and income will decrease. Changes in the relative values of currencies occur regularly and, in some instances, may have a significant effect on our operating results.

Most of our customer relationships outside of the United States are with governmental entities and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws in non-U.S. jurisdictions.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, financial condition and cash flows.

We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid and health programs outside the United States. These laws and regulations are wide ranging and subject to changing interpretation and application, which could restrict our sales or marketing practices. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous federal, state, local and non-U.S. environmental protection and health and safety laws governing, among other things:

•	the generation, storage, use and transportation of hazardous materials;

•	emissions or discharges of substances into the environment;

•	investigation and remediation of hazardous substances or materials at various sites; and

•	the health and safety of our employees.

We may not have been, or we may not at all times be, in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators. Environmental laws outside of the United States are becoming more stringent resulting in increased costs and compliance burdens.

Certain environmental laws assess liability on current or previous owners or operators of real property for the costs of investigation, removal or remediation of hazardous substances or materials at their properties or at properties at which they have disposed of hazardous substances. Liability for investigative, removal and remedial costs under certain federal and state laws are retroactive, strict and joint and several. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances. We have received notification from the U.S. Environmental Protection Agency and similar state environmental agencies that conditions at a number of formerly owned sites where we and others have disposed of hazardous substances require investigation, cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the costs of investigation and remediation and for natural resource damage claims from such sites.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws, our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances may exceed our estimates or adversely affect our business, results of operations, financial condition and cash flows. We may also be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities.

If we fail to comply with the requirements of Section 404 of Sarbanes-Oxley, our business prospects and the value of the notes could be adversely affected.

Section 404 of the Sarbanes-Oxley Act will require our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. If we are unable to comply with these obligations, including the remediation of the existing material weakness over accounting for income taxes, or experience delays in reports of our management and outside auditors on our internal control over financial reporting, we might be unable to file timely with the SEC, our annual or periodic reports, and might be subject to regulatory and enforcement actions by the SEC and the New York Stock Exchange, including delisting from the New York Stock Exchange, securities litigation, events of default under our credit agreements, debt rating agency downgrades or rating withdrawals and a general loss of investor confidence, any one of which could adversely affect the value of our securities and could adversely affect our business prospects.

Failure to successfully implement the recent ongoing reorganization of our operating structure could adversely affect our business.

We recently have undertaken, and continue to implement, a major reorganization of our management and operating structure. A principal focus of this reorganization is the implementation of a global management approach to our various businesses. In the past, our businesses generally had been managed on a geographic-specific basis, with management responsible for virtually all product sales within certain regions or countries, rather than being responsible for more limited groups of products across various jurisdictions.

In order to implement an effective global management structure, we must identify and retain managers with the requisite skills and vision to operate on a global basis. Since we historically have managed most of our non-U.S. business separately, and by geography, our current managers may not have the necessary experience or skills to operate effectively on a global basis. Furthermore, by shifting our structure away from region or country specific management, we risk losing focus on certain regions and the customer preferences within those regions. Approximately 43% of our net sales for fiscal 2007 were derived from sales outside of the United States and we expect that non-U.S. sales will contribute significantly to our future growth. If we cannot successfully implement a global management structure, our results of operations and cash flows could be adversely affected.

In addition, the alignment of our business into our four segments has resulted in changes to the sales and marketing administration of certain product lines within our Medical Device and Medical Supplies segments. Portions of our sales force and marketing team now have responsibility for products that they have not previously supported. The management and sales force changes required to implement this reorganization among our segments could result in disruption to our business, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Covenants in our debt instruments may adversely affect us.

Our bank credit agreement contains a covenant limiting our ratio of debt to earnings before interest, taxes, depreciation and amortization. In addition, the agreement contains other customary covenants including limits on incurrence of liens, sale and lease-back transactions, and our ability to consolidate, merge, and sell assets.

Although we believe none of these covenants are presently restrictive to our operations, our ability to meet the financial covenant can be affected by events beyond our control, and we cannot provide assurance that we will continue to comply with the covenant. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of certain defaults under our credit facilities and indentures, the lenders or trustee could elect to declare all amounts outstanding thereunder to be immediately due and payable and our lenders could terminate commitments to extend further credit under our bank credit facility. If the lenders or trustee accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facilities and our other affected indebtedness. Acceleration of any debt obligation under any of our material debt instruments may permit the holders or trustee of our other material debt to accelerate payment of debt obligations to the creditors thereunder.

The indentures governing the senior notes contain covenants that may require us to offer to buy back the notes for a price equal to 101% of the principal amount, plus accrued and unpaid interest, to the repurchase date, upon a change of control triggering event (as defined in the indentures). We cannot assure you that we will have sufficient funds available to repurchase the notes in that event, which could result in a default under the notes. Any future debt that we incur may contain covenants regarding repurchases in the event of a change of control triggering event.

Downgrades of our debt ratings could adversely affect us.

Certain downgrades by Moody’s, Standard & Poor’s, and Fitch may increase our cost of borrowing and make it more difficult for us to obtain new financing.

Risks Relating to Our Separation from Tyco International

Our combined financial information for periods prior to June 29, 2007, is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.

The historical combined financial information included in this prospectus does not necessarily reflect the results of operations, financial condition or cash flows that we would have achieved as an independent, publicly-traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:

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Prior to the separation, our business was operated by Tyco International as part of its broader corporate organization, rather than as an independent, publicly-traded company. In addition, prior to our separation, Tyco International and its affiliates performed significant corporate functions for us, including tax and treasury administration and certain governance functions, including internal audit and external reporting. Our historical combined financial statements reflect allocations of corporate expenses from Tyco International for these and similar functions.

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Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of Tyco International. Now that we are an independent company, Tyco

International will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Tyco International, we must obtain financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•	Other significant changes may occur in our cost structure, management, financing and business operations because we are operating as a company separate from Tyco International.

We are responsible for a portion of Tyco International’s contingent and other corporate liabilities, including those relating to shareholder litigation.

On June 29, 2007, we entered into a Separation and Distribution Agreement and a Tax Sharing Agreement with Tyco International and Tyco Electronics. Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Tyco International and Tyco Electronics have agreed to assume and be responsible for 42%, 27% and 31%, respectively, of certain of Tyco International’s contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities are shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation, any actions with respect to the separation plan or the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders brought by any third party and tax liabilities for periods prior to and including the distribution date, June 29, 2007. For more information on the contingent tax liabilities, see the risk factors relating to such liabilities below. Contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which are allocated 100% to the relevant company.

If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

Many lawsuits are outstanding against Tyco International, some of which relate to actions taken by Tyco International’s former senior corporate management. On May 14, 2007, Tyco International entered into a proposed settlement with respect to 32 of its outstanding securities class action lawsuits and on February 21, 2008, the settlement became final. As discussed in the “Legal Proceedings” section, which begins on page 76, the settlement does not cover all outstanding securities proceedings. In addition, a number of class members have opted out of the settlement and several of these opt-outs have filed separate complaints. We do not believe that it is feasible to predict the final outcome or resolution of the unresolved proceedings. An adverse outcome from the unresolved proceedings or liabilities or other proceedings for which we will assume joint and several liability under the Separation and Distribution Agreement could be material with respect to our results of operations and cash flows in any given reporting period.

Tyco International has the right to control the defense and settlement of the class action litigation and other outstanding litigation, subject to certain limitations. The timing, nature and amount of the class action settlement or any other settlement may not be in our best interests. Furthermore, in the event of any subsequent settlement, we may have limited notice before we would be required to pay our portion of the settlement amount. Moreover, Tyco International stipulated, pursuant to a court order, that we, Tyco International and Tyco Electronics each will be primarily liable for a portion of the obligations arising from the Tyco International shareholder litigation. The stipulation also provides that if any party defaults on its obligations, the other parties are jointly and severally liable for the defaulting party’s obligations. In accordance with the stipulation, we, Tyco International and Tyco Electronics agreed to assume and be responsible for 42%, 27% and 31%, respectively, of the obligations arising from the Tyco International shareholder litigation.

We share responsibility for certain of our, Tyco International’s and Tyco Electronics’ income tax liabilities for tax periods prior to and including June 29, 2007.

Under the Tax Sharing Agreement, we share responsibility for certain of our, Tyco International’s and Tyco Electronics’ income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. More specifically, we, Tyco International and Tyco Electronics will share 42%, 27% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Tyco International’s and Tyco Electronics’ U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the separation. All costs and expenses associated with the management of these shared tax liabilities will be shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement’s sharing formula. In addition, Tyco International and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement’s sharing formula.

All the tax liabilities that are associated with our businesses, including liabilities that arose prior to our separation from Tyco International, have become our tax liabilities. Although we have agreed to share certain of these tax liabilities with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement, we remain primarily liable for all of these liabilities. If Tyco International and Tyco Electronics default on their obligations to us under the Tax Sharing Agreement, we would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Tyco International’s and Tyco Electronics’ tax liabilities.

Our, Tyco International’s and Tyco Electronics’ income tax returns are examined periodically by various tax authorities. In connection with such examinations, tax authorities, including the U.S. Internal Revenue Service, have raised issues and proposed tax adjustments. We, Tyco International and Tyco Electronics are reviewing and contesting certain of the proposed tax adjustments. We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Prior to September 29, 2007, these reserves were recorded when management determined that it was probable that a loss would be incurred related to these matters and the amount of such loss was reasonably determinable. As of September 29, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” As a result, reserves subsequent to that date are based on a determination of whether and how much of a tax benefit we take in our tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions is recorded as a component of income tax expense. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition; however, after the adoption of SFAS No. 141 (revised 2007), “Business Combinations” discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recently Issued Accounting Pronouncements,” such adjustments will be reflected in the results of operations. Management has reviewed with tax counsel the issues raised by these taxing authorities and the adequacy of these recorded amounts. Substantially all of these potential tax liabilities are recorded in non-current “Income taxes” in the Consolidated and Combined Balance Sheets as payment is not expected within one year.

Under the Tax Sharing Agreement, Tyco International has the right to administer, control and settle all U.S. income tax audits for periods prior to and including June 29, 2007. The timing, nature and amount of any settlement agreed to by Tyco International may not be in our best interests. Moreover, the other parties to the Tax Sharing Agreement will be able to remove Tyco International as the controlling party only under limited circumstances, including a change of control or bankruptcy of Tyco International, or by a majority vote of the parties on or after June 29, 2009. All other tax audits will be administered, controlled and settled by the party that would be responsible for paying the tax.

One of our directors may have actual or potential conflicts of interest because of his ongoing employment by Tyco International.

One of our directors, Christopher J. Coughlin, is the Chief Financial Officer of Tyco International, a position that could create, or appear to create, potential conflicts of interest when our and Tyco International’s management and directors face decisions that could have different implications for us or Tyco International. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Tyco International regarding the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. Tyco International will manage the ongoing shareholder litigation, subject to certain limitations, and may determine to settle such litigation at a time, on terms or for an amount not in our best interest. Potential conflicts of interest could also arise if we and Tyco International enter into any commercial arrangements with each other in the future. We expect that Mr. Coughlin would recuse himself from any decisions and discussions relating to material matters between us and Tyco International.

If the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

Tyco International has received private letter rulings from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution of our common shares and Tyco Electronics common shares to the Tyco International shareholders substantially to the effect that the distribution, except for cash received in lieu of a fractional share of our common shares and the Tyco Electronics common shares, will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The private letter rulings also provided that certain internal transactions undertaken in anticipation of the separation would qualify for favorable treatment under the Code. In addition to obtaining the private letter rulings, Tyco International obtained opinions from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution and certain internal transactions. The private letter rulings and the opinions relied on certain facts and assumptions, and certain representations and undertakings, from us, Tyco Electronics and Tyco International regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the Internal Revenue Service could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, Tyco International would recognize a gain in an amount equal to the excess of the fair market value of our common shares and Tyco Electronics common shares distributed to Tyco International shareholders on the distribution date over Tyco International’s tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we would incur significant U.S. federal income tax liabilities if it ultimately is determined that certain internal transactions undertaken in anticipation of the separation should be treated as taxable transactions.

In addition, under the terms of the Tax Sharing Agreement, in the event the distribution or the internal transactions were determined to be taxable and such determination was the result of actions taken after the distribution by us, Tyco Electronics or Tyco International, the party responsible for such failure would be responsible for all taxes imposed on us, Tyco Electronics and Tyco International as a result thereof. If such determination is not the result of actions taken after the distribution by us, Tyco Electronics or Tyco International, then we, Tyco International and Tyco Electronics would be responsible for 42%, 27% and 31%, respectively, of any taxes imposed on us, Tyco International or Tyco Electronics as a result of such determination. Such tax amounts could be significant. In the event that any party to the Tax Sharing Agreement defaults in its obligation to pay distribution taxes to another party that arise as a result of no party’s fault, each non-defaulting party would be responsible for an equal amount of the defaulting party’s obligation to make a payment to another party in respect of such other party’s taxes.

In some cases, we might have received better terms from unaffiliated third parties than the terms we received in our agreements with Tyco International and Tyco Electronics.

The agreements related to our separation from Tyco International and Tyco Electronics, including the Separation and Distribution Agreement and the Tax Sharing Agreement, were negotiated in the context of our separation from Tyco International while we were still part of Tyco International and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The separation agreements were approved in consideration of the best interests of Tyco International’s shareholders and may conflict with your interests as a shareholder of Covidien.

We might not be able to engage in desirable strategic transactions and equity issuances because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted in order to preserve for U.S. federal income tax purposes the tax-free nature of the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders. In addition, similar limitations and restrictions will apply to Tyco Electronics and Tyco International. The distribution may result in corporate level taxable gain to Tyco International under Section 355(e) of the Code if 50% or more, by vote or value, of our common shares, Tyco Electronics’ common shares or Tyco International’s common shares are acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Tyco International’s common shares within two years before the distribution, and any acquisitions or issuances of our common shares, Tyco Electronics’ common shares or Tyco International’s common shares within two years after the distribution, generally are presumed to be part of such a plan, although we, Tyco Electronics or Tyco International may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of Tyco International’s common shares within the two years before the distribution. If an acquisition or issuance of our common shares, Tyco Electronics’ common shares or Tyco International’s common shares triggers the application of Section 355(e) of the Code, Tyco International would recognize taxable gain as described above, but such gain generally would not be subject to U.S. federal income tax. However, certain subsidiaries of Tyco Electronics or Tyco International or subsidiaries of ours would incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

Under the Tax Sharing Agreement, there are restrictions on our ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the separation to fail to qualify as tax-favored transactions, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire 35% or more of our common shares, or engaging in certain internal transactions. These restrictions apply for the two-year period after the distribution, unless we obtain the consent of the other parties or we obtain a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or the internal transactions undertaken in anticipation of the separation to fail to qualify as tax-favored transactions, and such letter ruling or opinion, as the case may be, is acceptable to the parties. Tyco Electronics and Tyco International are subject to similar restrictions under the Tax Sharing Agreement. Moreover, the Tax Sharing Agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or certain internal transactions to qualify as a tax-favored transaction under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or such party obtains a favorable letter ruling or opinion of tax counsel as described above. For example, we would be responsible for a third party’s acquisition of us at a time and in a manner that would cause such failure. These restrictions may prevent us from entering into transactions which might be advantageous to our shareholders.

Risks Relating to Our Jurisdictions of Incorporation

Legislation and negative publicity regarding Bermuda companies could increase our tax burden and adversely affect our business, financial condition, results of operations and cash flows.

Legislation Relating to Governmental Contracts

Various U.S. federal and state legislative proposals that would deny governmental contracts to U.S. companies that move their corporate location abroad may affect us. In 2003, the State of California adopted legislation intended to limit the eligibility of certain Bermuda and other non-U.S. chartered companies to participate in certain state contracts. To date, we have requested waivers, some of which are still pending, while other requests have been denied. However, there is no reliable method for evaluating how that waiver authority will be exercised and how the provision for such waivers will affect our business. We are unable to predict the likelihood that, or final form in which, any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments and increased regulatory scrutiny may have on our business.

Tax Legislation

We continue to assess the impact of various U.S. federal and state legislative proposals, and modifications to existing tax treaties between the United States and other countries, that could result in a material increase in our U.S. federal and state taxes. In October 2004, the United States Congress enacted legislation affecting the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. Such legislation did not, however, retroactively apply to us. More recently, several proposals have been introduced in the United States House of Representatives that, if ultimately enacted by the United States Congress, would have limited treaty benefits on certain payments made by our U.S. subsidiaries to non-U.S. affiliates. We cannot predict the outcome of any specific legislative proposals. However, if such proposals were to be enacted, or if modifications were to be made to certain existing tax treaties, the consequences could have a materially adverse impact on us, including substantially reducing the benefits of our corporate structure, materially increasing our tax burden, or otherwise adversely affecting our results of operations, financial condition or cash flows.

Negative Publicity

There is continuing negative publicity regarding, and criticism of, U.S. companies’ use of, or relocation to, offshore jurisdictions, including Bermuda. As a Bermuda company, this negative publicity could harm our reputation and impair our ability to generate new business if companies or governmental agencies decline to do business with us as a result of any perceived negative public image of Bermuda companies or the possibility of our customers receiving negative media attention from doing business with a Bermuda company.

Bermuda and Luxembourg laws differ from the laws in effect in the United States and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the United States against us in Bermuda, or against CIFSA in Luxembourg, based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Bermuda or Luxembourg would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with either Bermuda or Luxembourg providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda or Luxembourg.

As a Bermuda company, Covidien Ltd. is governed by the Companies Act 1981 of Bermuda, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions, shareholder lawsuits and indemnification. Likewise, the duties of directors and officers of a Bermuda company generally are owed to the company only. Shareholders of Bermuda companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Under Bermuda law, a company also may agree to indemnify directors and officers for any personal liability, not involving fraud or dishonesty, incurred in relation to the company. Thus, holders of Covidien Ltd. securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

As a Luxembourg company, CIFSA is governed by the law of August 10, 1915, on commercial companies, as amended, and its articles of association. The 1915 Law differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including differences relating to interested director transactions, minority shareholder rights, shareholder lawsuits and shareholder indemnification. Under Luxembourg law, any director having an interest in a transaction submitted for approval to the board of directors conflicting with that of the company shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. The director may not take part in these deliberations. At the next following general meeting of shareholders, before any other resolution is put to vote, a special report shall be made on any transactions in which any of the directors may have had an interest conflicting with that of the company.

The duties of directors of a Luxembourg company are also generally owed to the company only. Except under certain limited circumstances, shareholders of a Luxembourg company do not generally have a personal right of action against the directors. Under Luxembourg law, a company may indemnify its directors for personal liability related to the exercise of their functions of director. Such indemnity typically does not apply in cases of fraud and criminal acts.

Due to the nature of Luxembourg’s insolvency laws, the ability of the holders of the notes to protect their interests may be more limited than would be the case under U.S. bankruptcy laws. In the event of a winding up of CIFSA, the notes will be paid after payment of all secured debts, the cost of liquidation and certain debts of CIFSA that are entitled to priority under Luxembourg law. Such preferential debts include the following:

•	money owed to Luxembourg tax authorities, for example, in respect of income tax deducted at the source;

•	value-added tax and certain other taxes and duties owed to Luxembourg Customs and Excise;

•	social security contributions; and

•	remuneration owed to employees.

If the bankruptcy administrator can show that “preference” has been given to any person by defrauding rights of creditors generally, regardless of when the transaction giving fraudulent preference to a party occurred, or if certain “abnormal” transactions have been effected during a relevant suspect period of six months plus 10 days prior to the date of bankruptcy, a court has the power, among other things, to void the preferential or abnormal transaction. This provision of Luxembourg insolvency law may affect transactions entered into or payments made by CIFSA during the period before liquidation or administration.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense (before interest is capitalized), amortization of debt expenses and an appropriate interest factor on operating leases.

	Six Months Ended		Fiscal Year
	March 28, 2008	March 30, 2007	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges	8.10	10.52	2.33	10.39	8.04	7.91	5.62

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes as contemplated in this prospectus, we will receive in exchange outstanding notes in like principal amount. We will cancel all outstanding notes exchanged for new notes in the exchange offer.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following table presents selected historical consolidated and combined financial and other data for Covidien. The consolidated and combined statement of operations data for the six months ended March 28, 2008 and March 30, 2007 and the consolidated balance sheet data at March 28, 2008 are derived from our unaudited consolidated and combined financial statements included elsewhere in this prospectus. The consolidated and combined statement of operations data for fiscal 2007, 2006 and 2005 and the consolidated and combined balance sheet data at September 28, 2007 and September 29, 2006, are derived from our audited consolidated and combined financial statements included elsewhere in this prospectus. The combined statement of operations data for fiscal 2004 and 2003 and the combined balance sheet data at September 30, 2005, 2004 and 2003 are derived from our unaudited combined financial statements not included in this prospectus. The unaudited combined financial statements have been prepared on the same basis as the audited consolidated and combined financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The data presented below should be read in conjunction with our consolidated and combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated and combined financial information may not be indicative of our future performance and does not necessarily reflect what our results of operations and financial condition would have been had we operated as an independent, publicly-traded company prior to June 29, 2007.

	Six Months Ended		Fiscal Year
	March 28, 2008	March 30, 2007	2007	2006	2005	2004	2003
	(dollars in millions)
Consolidated and Combined Statement of Operations Data:
Net sales	$4,742	$4,328	$8,895	$8,313	$8,268	$7,803	$7,157
Research and development expenses	153	123	260	248	221	204	147
In-process research and development charges	12	8	38	63	—	—	—
Restructuring and impairment charges	69	20	91	—	—	—	—
Operating income(1)	860	960	585	2,052	2,011	2,033	1,725
Interest expense, net	96	60	153	139	163	191	242
Other (income) expense, net(2)	(183)	(6)	135	13	248	70	94
Income from continuing operations before income taxes	947	906	297	1,900	1,600	1,772	1,389
Income (loss) from continuing operations	694	709	(165)	1,430	1,121	1,316	908
Loss (income) from discontinued operations, net of income taxes	11	(23)	177	275	86	(85)	(248)
Net income (loss)	683	732	(342)	1,155	1,035	1,401	1,156
Consolidated and Combined Balance Sheet Data (End of Period):
Total assets	$16,277	$14,448	$18,328	$14,108	$14,784	$15,132	$15,002
Long-term debt	3,589	2,066	3,565	2,248	2,544	3,510	4,389
Shareholders’ equity	7,401	8,863	6,742	8,621	8,007	7,611	6,260
Consolidated and Combined Common Share Data:
Basic earnings per share:
Income (loss) from continuing operations	$1.39	$1.43	$(0.33)	$2.88	$2.26	$2.65	$1.83
Net income (loss)	1.37	1.47	(0.69)	2.33	2.08	2.82	2.33
Diluted earnings per share:
Income (loss) from continuing operations	1.38	1.43	(0.33)	2.88	2.26	2.65	1.83
Net income (loss)	1.36	1.47	(0.69)	2.33	2.08	2.82	2.33
Cash dividend per share	$0.32	—	—	—	—	—	—
Basic weighted-average number of shares outstanding(3)	498	497	497	497	497	497	497
Diluted weighted-average number of shares outstanding(3)	503	497	497	497	497	497	497
Other Consolidated and Combined Data:
Operating margin(1)	18.1%	22.2%	6.6%	24.7%	24.3%	26.1%	24.1%
Number of employees (thousands)	44	43	44	43	41	39	39

(1)	Operating income and margin for the six months ended March 28, 2008 includes a $31 million charge for our portion of Tyco International’s shareholder settlement. Operating income and margin for fiscal 2007 includes an allocated class action settlement charge, net of related insurance recoveries of $1,202 million. Operating income and margin for fiscal 2006 includes a net gain on divestitures of $48 million and incremental stock option charges of $33 million required under Statement of Financial Accounting Standards No. 123R, “Share-Based Payment.” Operating income and margin for fiscal 2005 includes a charge for a patent litigation settlement of $277 million.

(2)	Amount for the six months ended March 28, 2008 relates primarily to the impact of our tax sharing agreement with Tyco International and Tyco Electronics resulting from the adoption of Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Note 13 to our interim Consolidated and Combined Financial Statements provides further information regarding this income. Amounts for fiscal 2007, 2005 and 2004 consist primarily of the allocation of Tyco International’s loss on the retirement of debt. Note 10 to our Annual Consolidated and Combined Financial Statements provides further information regarding this allocation. Amount for fiscal 2003 consists primarily of charges related to the write-down of certain investments and the allocation of Tyco International’s loss on the retirement of debt.

(3)	The common shares outstanding immediately following the separation from Tyco International were used to calculate basic and diluted earnings per share for the periods prior to the separation because no common shares, share options or restricted shares of Covidien were outstanding on or before June 29, 2007.

CAPITALIZATION

The following table presents our capitalization as of March 28, 2008 on an unaudited basis. This table should be read in conjunction with “Selected Consolidated and Combined Financial and Other Data,” “Description of Other Indebtedness,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our interim and annual consolidated and combined financial statements and accompanying notes included in this prospectus.

The capitalization table below is not necessarily indicative of our future capitalization or financial condition.

As of March 28, 2008
(dollars in millions)
Indebtedness:
Current maturities of long-term debt:
Capital lease obligations and other	$31

Long-term debt and obligations under capital lease:
Commercial paper program(1)	171
Unsecured senior revolving credit facility	574
5.15% senior notes due December 2010	250
5.45% senior notes due December 2012	500
6.0% senior notes due December 2017	1,150
6.55% senior notes due December 2037	850
Capital lease obligations and other	94

Total long-term debt and obligations under capital leases	3,589

Total indebtedness	3,620
Shareholders’ equity	7,401

Total capitalization	$11,021

(1)	We are required to maintain an available unused balance under our $1.5 billion revolving credit facility sufficient to support amounts outstanding under our commercial paper program.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with Selected Consolidated and Combined Financial and Other Data and our Interim and Annual Consolidated and Combined Financial Statements and the accompanying notes included elsewhere in this prospectus. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and under the headings “Risk Factors” and “Forward-Looking Statements.”

Overview

We operate our continuing businesses through the following four segments:

•

Medical Devices includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, vascular devices, sharpsafety products, clinical care products and other medical device products.

•	Imaging Solutions includes the development, manufacture and marketing of radiopharmaceuticals and contrast products.

•	Pharmaceutical Products includes the development, manufacture and distribution of dosage pharmaceuticals and active pharmaceutical ingredients.

•	Medical Supplies includes the development, manufacture and sale of nursing care products, medical surgical products and original equipment manufacturer products (OEM).

Covidien Ltd. was incorporated in Bermuda in 2000 as a wholly-owned subsidiary of Tyco International Ltd. Until June 29, 2007, however, Covidien did not engage in any significant business activities and held minimal assets. As part of a plan to separate Tyco International into three independent companies, Tyco International transferred the equity interests of the entities that held all of the assets and liabilities of its healthcare businesses to Covidien and, on June 29, 2007, distributed all of its shares of Covidien to its shareholders. Where we refer to financial results for the quarter and six months ended March 30, 2007, these results reflect the combined reporting entity consisting of the assets and liabilities used in managing Tyco International Ltd.’s healthcare businesses. Where we refer to financial results for fiscal 2007, these results reflect the consolidated operations of Covidien from June 29, 2007 to September 28, 2007 and, for all periods prior to June 29, 2007, a combined reporting entity comprised of the assets and liabilities used in managing Tyco International Ltd.’s healthcare businesses. Please see our Interim and Annual Consolidated and Combined Financial Statements for more information.

Our financial statements have been prepared in U.S. dollars, in accordance with accounting principles generally accepted in the United States of America. Our Combined Financial Statements for periods prior to June 29, 2007 may not be indicative of our future performance and do not necessarily reflect what our combined results of operations, financial condition and cash flows would have been had we operated as an independent, publicly-traded company during the periods presented. Certain general corporate overhead, other expenses and debt and related net interest expense and loss on early extinguishment of debt have been allocated to us by Tyco International for periods prior to the Separation. Management believes such allocations are reasonable; however, they may not be indicative of the actual expenses we would have incurred had we been operating as an independent, publicly traded company for periods prior to the Separation. Note 13 to our Interim Consolidated and Combined Financial Statements and Note 17 to our Annual Consolidated and Combined Financial Statements provide additional information regarding allocated expenses.

Strategic Acquisitions and Divestitures

As part of our management of Covidien, we regularly engage in strategic reviews of our businesses to improve operations, financial returns and alignment between our businesses and our strategy. We have made strategic acquisitions and divestitures in the past and we continue to explore strategic alternatives for our businesses, including licensing and distribution transactions and selective acquisitions as well as divestitures of non-strategic and/or underperforming businesses. If executed, any such acquisitions or divestitures, individually or in the aggregate, could have a material impact on our Consolidated Financial Statements. Further, depending on the consideration paid or received for an acquisition or divestiture, we could incur an impairment charge which may or may not have a material adverse effect on our financial results.

Acquisitions

In March 2008, our Medical Devices segment acquired 28% ownership of Tissue Science Laboratories plc (“TSL”) for $20 million. TSL is a medical device company dedicated to the research, development and commercialization of tissue implant products for surgical and wound care therapies. The acquisition of TSL will provide us with a leading tissue repair technology and accelerate our entry into the biologic hernia repair market. TSL’s Permacol(R) product complements our current soft tissue product offerings and will allow us to offer a full line of differentiated hernia repair products. We will acquire the remaining outstanding shares of TSL during the third quarter of fiscal 2008. The entire transaction is valued at approximately $80 million.

In November 2007, our Medical Devices segment acquired Scandius Biomedical, Inc. (“Scandius”), a developer of medical devices for sports-related surgeries, for $27 million. The acquisition of Scandius enables us to offer customers innovative soft tissue repair devices for common sports injuries.

In April 2007, our Medical Devices segment acquired intellectual property from Sorbx, LLC (“Sorbx”), a developer of an absorbable tack technology used in hernia repair procedures, for $30 million. The acquisition of the intellectual property from Sorbx will allow us to expand our surgical devices portfolio, while leveraging our global distribution capabilities.

In September 2006, our Medical Devices segment acquired over 50% ownership of Airox S.A. (“Airox”) for $59 million, net of cash acquired of $4 million and in November 2006, we acquired the remaining outstanding shares of Airox in a mandatory tender offer for approximately $47 million. Airox is a developer of home respiratory ventilator systems. The acquisition of Airox expands our ventilator product portfolio.

In August 2006, our Medical Devices segment acquired Confluent Surgical, Inc. (“Confluent”), a developer and supplier of polymer-based technology used in sprayable surgical sealants and anti-adhesion products. The acquisition of Confluent allows us to offer bio-surgery products that complement our Syneture suture and Autosuture surgical stapler portfolio. The total purchase price, including holdback liabilities, is expected to be $246 million. Through September 28, 2007, we had paid $211 million in cash, net of cash acquired of $12 million. We also had $23 million of the total purchase price deposited into an escrow account, which is expected to be released in fiscal 2008 upon expiration of the indemnification period.

During fiscal 2006, our Medical Devices segment acquired over 90% ownership in Floreane Medical Implants, S.A. (“Floreane”) for $123 million in cash, net of cash acquired of $3 million. Floreane, through its Sofradim line, is an innovator in the development of hernia meshes and surgical implants. The acquisition of Floreane expands our surgical product portfolio and allows us to provide our customers with a complementary range of products, while leveraging our global distribution capabilities. During the second quarter of fiscal 2007, we acquired additional outstanding shares of Floreane for $9 million, and now have over 95% ownership.

Divestitures

During the first quarter of fiscal 2008, we approved plans to sell our Specialty Chemicals business within the Pharmaceutical Products segment, our Retail Products segment and our European Incontinence Products business within the Medical Supplies segment. We decided to sell these businesses because their products and customer bases are not aligned with our long-term strategic objectives. The Retail Products segment, Specialty Chemicals business and European Incontinence Products business all met the assets held for sale and discontinued operations criteria and have been included in discontinued operations for all periods presented. See “Discontinued Operations” for further information. References to Covidien are to our continuing operations.

In January 2006, we completed the sale of our Radionics product line within the Medical Devices segment, which included minimally invasive medical instruments in the fields of neurosurgery and radiation therapy. In connection with this sale, we received net proceeds of $74 million and recorded a gain of $45 million in continuing operations.

Covidien Business Factors Influencing the Results of Operations

Product Recalls

During fiscal 2006, our results were adversely affected by quality systems and regulatory compliance issues that led to product recalls within the Imaging Solutions segment and to a detention order imposed by the Food and Drug Administration (“FDA”) that blocked the import and sale in the U.S. of several temperature monitoring products within our Medical Devices segment that we manufacture at a facility in Mexico. In addition, we were unable to produce certain Imaging Solutions products for a period of time, which adversely affected our sales and manufacturing performance, resulting in underabsorption of manufacturing overhead costs. In certain instances, despite the fact that we were not able to manufacture the product, we were able to obtain alternative sources, but at higher costs.

In response to these quality systems and regulatory compliance issues, we made substantial capital and headcount investments during fiscal 2006. We increased our quality and regulatory assurance personnel at the affected facilities in an effort to address all of the FDA’s concerns. We resumed sales for the majority of the affected Imaging Solutions products in the first quarter of fiscal 2007, and the detention was lifted on our temperature monitoring products. Sales of technetium generators within the Imaging Solutions segment were suspended, however, in the second quarter of fiscal 2007, and we initiated a voluntary recall of such generators manufactured on or after February 23, 2007, as a result of a potential problem identified during routine testing of a production run. This issue was resolved before the end of the second quarter of fiscal 2007, and production of technetium generators resumed on April 2, 2007. There is a risk following any recall or production suspension that we will not be able to regain some of the customers who moved to alternate suppliers.

Other Manufacturing Cost Increases

We use resins, other petroleum-based materials and pulp as raw materials in many of our products. Prices of oil and gas also significantly affect our costs for freight and utilities. Oil, gas and pulp prices are volatile and have increased in fiscal 2008, 2007 and 2006, resulting in higher costs to produce and distribute our products.

Patent Infringement Settlement

In fiscal 2006, we paid a total of $330 million, which represented $264 million in damages in a patent infringement action for sales through January 31, 2006, and $66 million as an advance royalty for oximetry sales from February 1, 2006 through December 31, 2006. The adverse effect of the damage settlement charge is reflected in our fiscal 2005 operating results. We stopped selling the infringing products on February 1, 2006, and agreed to pay an ongoing royalty for oximetry sales.

Sales and Marketing Investment

Selling and Marketing expenses increased approximately $186 million and $54 million in fiscal 2007 and fiscal 2006, respectively, due to an increase in sales and marketing headcount and related compensation programs. The increase in headcount is to support the continuation of our geographic expansion and our increased focus on selling to and supporting customers directly rather than through distributors. We expect selling and marketing expenses to continue to increase in fiscal 2008 as we build our global sales force and strengthen our brand name.

Research and Development Investment

Our research and development expense, including in-process research and development, decreased $13 million during fiscal 2007 and increased $90 million during fiscal 2006. We expect these expenditures associated with internal initiatives, as well as licensing or acquiring technology from third party, to increase as we continue to make additional investments to support our growth initiatives. We intend to focus our internal and external investments in those fields that we believe will offer the greatest opportunity for growth and profitability.

Restructuring Initiative

During fiscal 2007, we launched a restructuring program, primarily in our Medical Devices segment. This program includes numerous actions designed to improve our competitive position by exiting unprofitable product lines in low-growth and declining-growth markets, reducing excess machine capacity, moving production to lower cost alternatives through plant consolidations and outsourcing initiatives, and relocating certain functions to locations that will enhance our recruiting, development and retention of personnel and lower operating costs. We expect to incur charges of $150 million under this program, most of which is expected to occur by the end of calendar year 2008. We expect the savings from these restructuring initiatives to partially offset the increased research and development and sales and marketing expenses necessary to support our growth initiatives. During fiscal 2007 and the first six months of fiscal 2008, we recorded restructuring charges of $57 million and $64 million, respectively, as we began to consolidate certain facilities, primarily in the Medical Devices segment.

Currency Exchange Rates

Our results of operations are influenced by changes in the currency exchange rates. Increases or decreases in the value of the U.S. dollar, compared to other currencies, will directly affect our reported results as we translate those currencies into U.S. dollars at the end of each fiscal period. The percentage of net sales by major currencies for fiscal 2007 is as follows:

U.S. Dollar	60%
Euro	19
Japanese Yen	5
All Other	16

100%

Currency exchange rates also affect our cost of products sold. To the extent other currencies depreciate against the U.S. dollar, transaction losses result on any products sourced from the U.S. for sale in such non-U.S. currencies.

Tyco International Factors Influencing the Results of Operations

Securities Class Action Settlement

On May 14, 2007, Tyco International entered into a memorandum of understanding with plaintiffs’ counsel in connection with the settlement of 32 securities class action lawsuits. The memorandum of understanding does not address all securities cases, and several remain outstanding. In addition, the settlement does not release claims arising under Employee Retirement Income Security Act (“ERISA”). Under the terms of the memorandum of understanding, the plaintiffs have agreed to release all claims against Tyco International, the other settling defendants and ten other individuals in consideration of the payment of $2.975 billion from Tyco International to the certified class. See Note 18 to our Annual Consolidated and Combined Financial Statements for more information.

Under the terms of the Separation and Distribution Agreement, Covidien, Tyco International and Tyco Electronics are jointly and severally liable for the full amount of the class action settlement. Additionally, under the Separation and Distribution Agreement, the companies share in the liability, with Covidien assuming 42%, Tyco International 27% and Tyco Electronics 31% of the total amount.

In fiscal 2007, we were allocated a net charge of $1.202 billion from Tyco International, for which no tax benefit was realized. This amount is comprised of our portion of the class action settlement of $1.249 billion, net of our portion of the related insurance recoveries of $47 million. Both amounts are consistent with our sharing percentage included in the Separation and Distribution Agreement. At September 28, 2007, we had a $2.992 billion class action settlement liability for the full amount owed under the settlement, including accrued interest, and a $1.735 billion receivable from Tyco International and Tyco Electronics for their portion of the liability. The $1.735 billion receivable is included in “Class action settlement receivable” in our Consolidated Balance Sheet at September 28, 2007. In fiscal 2007, borrowings under the unsecured bridge loan facility and cash were used to fund our portion of the payment into an escrow account intended to be used to settle the liability. “Interest in class action settlement fund” in our Consolidated Balance Sheet at September 28, 2007, represents our $1.257 billion interest in Tyco International’s funds held in escrow to settle the class action lawsuits. The escrow account earns interest that is payable to the class.

During the first quarter of fiscal 2007, the United States District Court for the District of New Hampshire entered a final order approving the class action settlement. On February 21, 2008, the time for appealing the final court order approving the class action settlement expired and the settlement became final. Accordingly, during the second quarter of fiscal 2008, we removed the class action settlement liability and the related class action settlement receivable and interest in class action settlement fund from our Consolidated Balance Sheet. While the finalization of the class action settlement resulted in a decrease to our cash flow from operations during the second quarter of fiscal 2008, it did not affect our cash balance because we had previously fully funded our portion of the class action settlement into an escrow account intended to be used to settle the liability, as discussed above.

Results of Operations

Quarters and Six Months Ended March 28, 2008 and March 30, 2007

The following table presents results of operations, including percentage of net sales (dollars in millions):

	Quarters Ended				Six Months Ended
	March 28, 2008		March 30, 2007		March 28, 2008		March 30, 2007
Net sales	$2,426	100.0%	$2,200	100.0%	$4,742	100.0%	$4,328	100.0%
Cost of products sold	1,155	47.6	1,069	48.6	2,232	47.1	2,081	48.1

Gross profit	1,271	52.4	1,131	51.4	2,510	52.9	2,247	51.9
Selling, general and administrative expenses	696	28.7	580	26.4	1,385	29.2	1,136	26.2
Research and development expenses	75	3.1	63	2.9	153	3.2	123	2.8
In-process research and development charges	—	—	—	—	12	0.3	8	0.2
Restructuring and asset impairment charges	64	2.6	4	0.2	69	1.5	20	0.5
Shareholder settlement	31	1.3	—	—	31	0.7	—	—

Operating income	405	16.7	484	22.0	860	18.1	960	22.2
Interest expense	56	2.3	39	1.8	116	2.4	79	1.8
Interest income	(8)	(0.3)	(10)	(0.5)	(20)	(0.4)	(19)	(0.4)
Other income, net	(3)	(0.1)	(6)	(0.3)	(183)	(3.9)	(6)	(0.1)

Income from continuing operations before income taxes	360	14.8	461	21.0	947	20.0	906	20.9
Income taxes	111	4.6	84	3.8	253	5.3	197	4.6

Income from continuing operations	249	10.3	377	17.1	694	14.6	709	16.4
(Income) loss from discontinued operations, net of income taxes	(14)	(0.6)	(17)	(0.8)	11	0.2	(23)	(0.5)

Net income	$263	10.8	$394	17.9	$683	14.4	$732	16.9

Net sales—Our net sales increased $226 million, or 10.3%, to $2,426 million, in the second quarter of fiscal 2008 compared with the second quarter of fiscal 2007. Our net sales for the first six months of fiscal 2008 increased $414 million, or 9.6%, to $4,742 million, compared with the first six months of fiscal 2007. The increase in revenue for both the quarter and six months was primarily attributable to our Medical Devices segment and, to a lesser extent, our Imaging Solutions segment. Favorable currency exchange rate fluctuations contributed $115 million and $210 million to the increase in net sales for the second quarter and first six months of fiscal 2008, respectively.

Our non-U.S. businesses generated net sales of $1,105 million and $933 million for the quarters ended March 28, 2008 and March 30, 2007, respectively, and $2,141 million and $1,812 million for the six months ended March 28, 2008 and March 30, 2007, respectively. Our business outside the U.S. accounted for 46% and 45% of our net sales for the second quarter and first six months of fiscal 2008, compared with 42% in both prior year periods.

Net sales by geographic area are shown in the following table (dollars in millions):

	Quarters Ended			Six Months Ended
	March 28, 2008	March 30, 2007	Percent Change	March 28, 2008	March 30, 2007	Percent Change
U.S.	$1,321	$1,267	4.3%	$2,601	$2,516	3.4%
Other Americas	137	109	25.7	274	220	24.5
Europe	698	596	17.1	1,331	1,126	18.2
Japan	156	133	17.3	316	281	12.5
Asia-Pacific	114	95	20.0	220	185	18.9

	$2,426	$2,200	10.3	$4,742	$4,328	9.6

Costs of products sold—Cost of products sold was 47.6% and 47.1% of net sales in the second quarter and first six months of fiscal 2008, respectively, compared with 48.6% and 48.1% of net sales in the second quarter and first six months of fiscal 2007, respectively. The decreases in cost of products sold as a percent of net sales in the fiscal 2008 periods are primarily attributable to favorable sales mix and favorable currency exchange rate fluctuations.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $116 million to $696 million in the second quarter of fiscal 2008, compared with the second quarter of fiscal 2007 and increased $249 million to $1,385 million for the first six months of fiscal 2008, compared with the same prior year period. These increases are primarily due to increases in selling and marketing expenses of $66 million and $141 million for the quarter and six months, respectively, primarily resulting from investments made in our Medical Devices segment to support our growth initiatives.

Research and development expenses—Research and development expense increased 19.0% to $75 million and 24.4% to $153 million, in the second quarter and six months of fiscal 2008, respectively, compared with the same prior year periods. These increases resulted primarily from increased spending in our Medical Devices segment. The increase in the six month period was also due to the write-off of previously capitalized property, plant and equipment relating to a research and development project. As a percentage of our net sales, research and development expense was 3.1% and 3.2% for the second quarter and first six months of fiscal 2008, respectively, compared with 2.9% and 2.8% for the second quarter and first six months of fiscal 2007.

In-process research and development charges—In the first six months of fiscal 2008, our Medical Devices segment recorded a charge of $12 million for the write-off of in-process research and development associated with the acquisition of Scandius, a developer of medical devices for sports-related surgeries. During the first six months of fiscal 2007, our Medical Devices segment recorded an $8 million in-process research and development charge in connection with the acquisition of the remaining outstanding shares of Airox.

Restructuring and asset impairment charges—In fiscal 2007, we launched a restructuring program, primarily in our Medical Devices segment. This program includes exiting unprofitable product lines in low-growth and declining-growth markets, reducing excess machine capacity, moving production to lower cost alternatives through plant consolidations and outsourcing initiatives, and relocating certain functions. We expect to incur charges of $150 million, most of which are expected to occur by the end of calendar year 2008.

During the second quarter and first six months of fiscal 2008, we recorded charges of $64 million and $69 million, respectively. Both amounts include asset impairment charges of $17 million related to the write-down of specific long-lived assets of a manufacturing facility within our Medical Devices segment that will be closed as a result of cost savings initiatives. The remaining restructuring charges primarily relate to reductions in workforce also within Medical Devices. During the second quarter and first six months of fiscal 2007, we recorded restructuring charges of $4 million and $20 million, respectively, primarily related to severance costs resulting from workforce reductions within our Medical Devices segment.

Shareholder settlement—In April 2008, Tyco International signed a definitive agreement with the State of New Jersey which provides for Tyco International to make a payment of $73 million to the plaintiffs in exchange for the plaintiffs’ agreement to dismiss the case against Tyco International and certain of its former directors and a former employee. During the second quarter of fiscal 2008, we recorded a charge of $31 million for our portion of the settlement in accordance with the sharing percentages included in the Separation and Distribution Agreement.

Operating income—In the second quarter of fiscal 2008, operating income decreased $79 million to $405 million, compared with the second quarter of fiscal 2007. In the first six months of fiscal 2008, operating income decreased $100 million to $860 million, compared with the same prior year period. Our operating margin was 16.7% and 18.1%, respectively, for the quarter and six months ended March 28, 2008, compared with 22.0% and 22.2%, respectively, for the quarter and six months ended March 30, 2007. The decreases in operating income and margin in both fiscal 2008 periods were primarily due to increases in selling and marketing expenses of $66 million and $141 million in the quarter and six months, respectively, mostly within our Medical Devices segment. Both current year periods also were negatively impacted by the $31 million charge for our portion of Tyco International’s settlement with the State of New Jersey. In addition, the decrease in operating income for the first six month of fiscal 2008, compared with the same prior year period resulted from a $26 million increase in legal costs within our Imaging Solutions segment. Higher sales and increased gross profit partially offset these increases in operating expenses.

Analysis of Operating Results by Segment

Net sales by segment are shown in the following table (dollars in millions):

	Quarters Ended			Six Months Ended
	March 28, 2008	March 30, 2007	Percent Change	March 28, 2008	March 30, 2007	Percent Change
Medical Devices	$1,663	$1,480	12.4%	$3,250	$2,906	11.8%
Imaging Solutions	304	259	17.4	595	515	15.5
Pharmaceutical Products	239	239	—	460	464	(0.9)
Medical Supplies	220	222	(0.9)	437	443	(1.4)

	$2,426	$2,200	10.3	$4,742	$4,328	9.6

Operating income by segment and as a percentage of segment net sales is shown in the following table (dollars in millions):

	Quarters Ended				Six Months Ended
	March 28, 2008		March 30, 2007		March 28, 2008		March 30, 2007
Medical Devices	$420	25.3%	$440	29.7%	$856	26.3%	$861	29.6%
Imaging Solutions	33	10.9	32	12.4	43	7.2	71	13.8
Pharmaceutical Products	59	24.7	75	31.4	133	28.9	153	33.0
Medical Supplies	33	15.0	36	16.2	68	15.6	72	16.3
Corporate	(140)		(99)		(240)		(197)

	$405	16.7	$484	22.0	$860	18.1	$960	22.2

Medical Devices

Net sales for the second quarter of fiscal 2008 increased $183 million, or 12.4%, to $1,663 million, compared with the second quarter of fiscal 2007. Favorable currency exchange rate fluctuations contributed $101 million to the increase in net sales for the segment. Net sales for Endomechanical instruments in the second quarter of fiscal 2008 increased $61 million, or 13.3%, of which currency exchange rate fluctuations had a favorable impact of $36 million. The remaining increase in sales of Endomechanical products was primarily driven by continued demand for our laparoscopic instruments in Europe and the United States. Energy devices net sales for the second quarter of fiscal 2008 increased $40 million, or 26.0%, of which currency exchange rate fluctuations had a favorable impact of $12 million. The remaining increase in Energy devices net sales was primarily due to higher sales volume of vessel sealing products worldwide and, to a lesser extent, higher sales of capital equipment. Net sales of Soft Tissue Repair products increased $22 million, or 18.5%, of which currency exchange rate fluctuations had a favorable impact of $10 million. The remaining increase in Soft Tissue Repair products is resulted from increased sales volume of sutures, mesh hernia repair products and biosurgery products.

Operating income for the second quarter of fiscal 2008 decreased $20 million to $420 million, compared with the second quarter of fiscal 2007. Our operating margin was 25.3% for the quarter ended March 28, 2008, compared with 29.7% for the quarter ended March 30, 2007. The decrease in our operating income and margin was primarily attributable to higher selling and marketing expenses of $59 million, resulting principally from our growth initiatives and sales force investment, and an increase in restructuring and asset impairment charges of $58 million. These decreases were partially offset by increased gross profit on the favorable sales performance discussed above.

Net sales for the first six months of fiscal 2008 increased $344 million, or 11.8%, to $3,250 million, compared with the first six months of fiscal 2007. Favorable currency exchange rate fluctuations contributed $185 million to the increase in net sales for the segment. Net sales for Endomechanical instruments in the first six months of fiscal 2008 increased $119 million, or 13.2%, of which currency exchange rate fluctuations had a favorable impact of $65 million. The remaining increase in sales of Endomechanical products was primarily driven by continued demand for our laparoscopic instruments in the United States and Europe. Energy devices net sales for the first six months of fiscal 2008 increased $77 million, or 25.5%, of which currency exchange rate fluctuations had a favorable impact of $21 million. The remaining increase in Energy devices net sales was primarily due to higher sales volume of vessel sealing products worldwide and higher sales of capital equipment.

Operating income for the first six months of fiscal 2008 decreased $5 million, to $856 million, compared with the first six months of fiscal 2007. Our operating margin was 26.3% for the six months ended March 28, 2008, compared with 29.6% for the six months ended March 30, 2007. The decrease in our operating income and margin was primarily attributable to higher selling and marketing expenses of $125 million, resulting principally from our growth initiatives and sales force investment, and an increase in restructuring and asset impairment charges of $46 million. These decreases were partially offset by increased gross profit on the favorable sales performance discussed above.

Imaging Solutions

Net sales for the second quarter of fiscal 2008 increased $45 million, or 17.4%, to $304 million, compared with the second quarter of fiscal 2007. Contrast products net sales increased $23 million, resulting primarily from non-U.S. sales volume, partially offset by pricing pressure in the United States. In addition, Radiopharmaceutical net sales increased $22 million, primarily due to higher sales volume of technetium generators which were under voluntary recall during the second quarter of the prior year. Favorable currency exchange rate fluctuations contributed $14 million to the increase in net sales for the segment.

Operating income of $33 million for the second quarter of fiscal 2008 was relatively level with operating income for the second quarter of fiscal 2007. Our operating margin was 10.9% for the quarter ended March 28, 2008, compared with 12.4% for the quarter ended March 30, 2007. Increased gross profit on the favorable sales performance discussed above was offset primarily by higher selling and marketing expenses and restructuring charges.

Net sales for the first six months of fiscal 2008 increased $80 million, or 15.5%, to $595 million, compared with $515 million for the first six months of fiscal 2007. Contrast products net sales increased $41 million, resulting primarily from non-U.S. sales volume, partially offset by pricing pressure in the United States. In addition, Radiopharmaceutical net sales increased $39 million, primarily due to higher sales volume of technetium generators which were under voluntary recall during the second quarter of the prior year. Favorable currency exchange rate fluctuations contributed $23 million to the increase in net sales for the segment.

Operating income for the first six months of fiscal 2008 decreased $28 million to $43 million, compared with the first six months of fiscal 2007. Our operating margin was 7.2% for the six months ended March 28, 2008, compared with 13.8% for the six months ended March 30, 2007. The decrease in operating income and margin was primarily due to an increase in legal costs of $26 million, the majority of which related to a $17 million legal settlement and higher selling and marketing expenses. These were partially offset by increased gross profit on the favorable sales performance discussed above.

Pharmaceutical Products

Net sales of $239 million for the second quarter of fiscal 2008 were level with net sales for the second quarter of fiscal 2007. Net sales increased $4 million in Active Pharmaceutical Ingredients primarily due to higher sales of peptide products. This increase was offset by a $4 million decrease in Dosage Pharmaceuticals resulting from lower sales of generic pharmaceuticals partially offset by higher sales of branded pharmaceuticals.

Operating income for the second quarter of fiscal 2008 decreased $16 million to $59 million, compared with the second quarter of fiscal 2007. Our operating margin was 24.7% for the quarter ended March 28, 2008, compared with 31.4% for the quarter ended March 30, 2007. The decrease in operating income and margin was primarily due to unfavorable sales mix.

Net sales for the first six months of fiscal 2008 decreased $4 million to $460 million, compared with the first six months of fiscal 2007. Net sales decreased $7 million in Active Pharmaceutical Ingredients due to lower sales of narcotic products partially offset by higher sales of peptide products. The decrease in Active Pharmaceutical Ingredients was partially offset by a $3 million increase in Dosage Pharmaceuticals, resulting from higher sales of branded pharmaceuticals partially offset by lower sales of generic pharmaceuticals.

Operating income for the first six months of fiscal 2008 decreased $20 million to $133 million, compared with the first six months of fiscal 2007. Our operating margin was 28.9% for the six months ended March 28, 2008, compared with 33.0% for the six months ended March 30, 2007. The decrease in operating income and margin was primarily due to unfavorable sales mix, and to a lesser extent, increased research and development expenses and higher selling expenses.

Medical Supplies

Net sales of $220 million for the second quarter of fiscal 2008 decreased slightly compared with the second quarter of fiscal 2007. This decrease was primarily due to lower sales volume of Original Equipment Manufacturer products, particularly syringes and needles and lower sales volume of Medical Surgical products.

Operating income of $33 million for the second quarter of fiscal 2008 was slightly lower than the second quarter of fiscal 2007. Our operating margin was 15.0% for the quarter ended March 28, 2008, compared with 16.2% for the quarter ended March 30, 2007. The decrease in operating income was primarily due to higher raw materials costs.

Net sales for the first six months of fiscal 2008 decreased $6 million to $437 million, compared with the first six months of fiscal 2007. This decrease was primarily due to lower sales volume of Original Equipment Manufacturer products, particularly syringes and needles and lower sales volume of Medical Surgical products.

Operating income of $68 million for the first six months of fiscal 2008 was slightly lower than the $72 million for the first six months of fiscal 2007. Our operating margin was 15.6% for the six months ended March 28, 2008, compared with 16.3% for the six months ended March 30, 2007. The decrease in operating income was primarily due to higher raw materials costs and the decrease in sales discussed above.

Corporate

Corporate expense increased $41 million to $140 million during the second quarter of fiscal 2008, compared with the second quarter of fiscal 2007 and increased $43 million to $240 million during the first six months of fiscal 2008, compared with the first six months of fiscal 2007. These increases were primarily due to the $31 million shareholder litigation charge for our portion of Tyco International’s settlement with the State of New Jersey.

Non-Operating Items

Interest Expense and Interest Income

During the second quarters of fiscal 2008 and 2007, interest expense was $56 million and $39 million, respectively, and interest income was $8 million and $10 million, respectively. Interest expense and interest income for the second quarter of fiscal 2007 included amounts allocated by Tyco International of $36 million and $9 million, respectively. During the first six months of fiscal 2008 and 2007, interest expense was $116 million and $79 million, respectively, and interest income was $20 million and $19 million, respectively. Interest expense and interest income for the first six months of fiscal 2007 included amounts allocated by Tyco International of $71 million and $13 million, respectively. Net interest expense for the quarter and six months ended March 30, 2007 was proportionately allocated to us by Tyco International based on our historical funding requirements using historical data. Interest expense was calculated using Tyco International’s historical weighted-average interest rate on its debt, including the impact of interest rate swap agreements. Management believes the allocation basis for net interest expense is reasonable based on our historical financing needs. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company at that time. The increases in interest expense for the second quarter and first six months of fiscal 2008, compared with the same prior year periods, resulted from increases in our average debt balances.

Other Income, net

Other income, net of $3 million for the second quarter of fiscal 2008 includes other income of $5 million related to an increase to our receivable from Tyco International and Tyco Electronics, in accordance with the Tax Sharing Agreement discussed in Note 13 to our Consolidated and Combined Financial Statements. This income reflects 58% of interest and other income tax payable amounts recorded during the quarter ended March 28, 2008 which will be covered under the Tax Sharing Agreement. In addition to the other income discussed above, other income of $183 million for the six months ended March 28, 2008 includes $180 million ($0.36 for both basic and diluted earnings per share) which primarily reflects 58% of the $306 million impact of adopting FIN 48 during the first quarter of fiscal 2008, for which there was also a corresponding increase to our receivable from Tyco International and Tyco Electronics. See “Recently Adopted Accounting Pronouncements” for further information regarding our adoption of FIN 48.

Income Taxes

Income tax expense was $111 million and $84 million on income from continuing operations before income taxes of $360 million and $461 million for the quarters ended March 28, 2008 and March 30, 2007, respectively. This resulted in effective tax rates of 30.8% and 18.2% for the second quarters of fiscal 2008 and 2007, respectively. The increase in the effective tax rate for the second quarter of fiscal 2008, compared with the second quarter of fiscal 2007, was primarily due to a release in deferred tax valuation allowances in fiscal 2007 related to changes in a non-U.S. tax law and the expected impact on our fiscal 2008 annual tax rate of the expiration of the U.S. research and development tax credit as of December 31, 2007.

Income tax expense was $253 million and $197 million on income from continuing operations before income taxes of $947 million and $906 million for the first six months of fiscal 2008 and 2007, respectively. This resulted in effective tax rates of 26.7% and 21.7% for the first six months of fiscal 2008 and 2007, respectively. The increase in the effective tax rate for the six months ended March 28, 2008, compared with the six months ended March 30, 2007, was primarily due to a release in deferred tax valuation allowances in fiscal 2007 related to changes in a non-U.S. tax law, increased interest costs incurred in connection with the adoption of FIN 48 discussed in Note 1 and Note 13 to our Consolidated and Combined Financial Statements and the expected impact on our fiscal 2008 annual tax rate of the expiration of the U.S. research and development tax credit as of December 31, 2007. This was partially offset by the non-taxable amounts recorded in “Other income, net” under the Tax Sharing Agreement as discussed above.

Discontinued Operations

During the first quarter of fiscal 2008, we entered into a definitive sale agreement to divest our Retail Products segment. We assessed the recoverability of the carrying value of our Retail Products segment and, based on the terms and conditions included in the sale agreement, recorded a pre-tax goodwill impairment charge of $75 million during the first six months of fiscal 2008, to write the business down to its estimated fair value less costs to sell. In April 2008, we completed the sale of the Retail Products segment for gross cash proceeds of $330 million. The proceeds were used to repay a portion of the outstanding borrowings under our revolving credit facility.

During the second quarter of fiscal 2008, we entered into a definitive sale agreement to divest our European Incontinence Products business. We assessed the recoverability of the carrying value of the European Incontinence Products business and, based on the terms and conditions included in the sale agreement, recorded pre-tax charges totaling $23 million during the first six months of fiscal 2008, to write the business down to its estimated fair value less costs to sell. We expect the transaction to close in the third quarter of fiscal 2008.

Fiscal Years Ended 2007, 2006 and 2005

The following table presents results of operations, including percentage of net sales (dollars in millions):

	Fiscal Year
	2007		2006		2005
Net sales	$8,895	100.0%	$8,313	100.0%	$8,268	100.0%
Cost of products sold	4,273	48.0	4,012	48.3	3,815	46.1

Gross profit	4,622	52.0	4,301	51.7	4,453	53.9
Selling, general and administrative expenses	2,446	27.5	1,986	23.9	2,216	26.8
Research and development expenses	260	2.9	248	3.0	221	2.7
In-process research and development charges	38	0.4	63	0.8	—	—
Class action settlement, net of insurance recoveries	1,202	13.5	—	—	—	—
Restructuring and other charges, net	57	0.6	—	—	—	—
Impairments of long-lived assets	34	0.4	—	—	—	—
(Gain) loss on divestitures, net	—	—	(48)	(0.6)	5	0.1

Operating income	585	6.6	2,052	24.7	2,011	24.3
Interest expense	188	2.1	171	2.1	192	2.3
Interest income	(35)	(0.4)	(32)	(0.4)	(29)	(0.4)
Other expense, net	135	1.5	13	0.2	248	3.0

Income from continuing operations before income taxes	297	3.3	1,900	22.9	1,600	19.4
Income taxes	462	5.2	470	5.7	479	5.8

(Loss) income from continuing operations	(165)	(1.9)	1,430	17.2	1,121	13.6
Loss from discontinued operations, net of income taxes	177	2.0	275	3.3	86	1.0

Net (loss) income	$(342)	(3.8)	$1,155	13.9	$1,035	12.5

Net sales—Our net sales in fiscal 2007 increased $582 million, or 7.0% to $8.895 billion, compared with $8,313 billion in fiscal 2006, with growth across all segments, except Medical Supplies. Currency exchange rate fluctuations, primarily the Euro, contributed $185 million to the increase in net sales.

In fiscal 2006, net sales increased 0.5% as compared with fiscal 2005 to $8.313 billion, with growth across our Medical Devices and Pharmaceutical Products segments. Our Imaging Solutions segment was adversely affected by product recalls, while our Medical Supplies segment lost some large GPO contracts and faced increased competition in the alternate site market from lower cost producers (primarily manufacturers in China). The net impact of acquisitions and divestitures contributed $13 million to the increase in net sales, while currency exchange rate fluctuations adversely affected fiscal 2006 net sales by $92 million.

Net sales generated by our businesses in the U.S. were $5.1 billion, $4.9 billion and $5.0 billion in fiscal 2007, 2006 and 2005, respectively. Our non-U.S. businesses generated net sales of $3.8 billion, $3.4 billion and $3.3 billion in fiscal 2007, 2006 and 2005, respectively. Our business outside the U.S. accounted for approximately 43%, 41% and 40% of our net sales for the fiscal 2007, 2006 and 2005, respectively.

Net sales by geographic area for each of the last three fiscal years are shown in the following table (dollars in millions):

				Percentage Change
	2007	2006	2005	2007	2006
United States	$5,109	$4,897	$4,970	4.3%	(1.5)%
Other Americas	480	433	375	10.9	15.5
Europe	2,320	2,046	2,025	13.4	1.0
Japan	585	580	594	0.9	(2.4)
Asia—Pacific	401	357	304	12.3	17.4

	$8,895	$8,313	$8,268	7.0	0.5

Costs of products sold—Cost of products sold was 48.0% of net sales in fiscal 2007, compared with 48.3% of net sales in fiscal 2006. The decrease in cost of products sold as a percent of net sales for fiscal 2007 was attributable to favorable sales mix in our Medical Devices and Pharmaceutical Products segments, partially offset by higher raw material costs and incremental royalties associated with a legal settlement in our Medical Devices segment.

Cost of products sold was 48.3% of net sales in fiscal 2006 compared with 46.1% in fiscal 2005. The increase in cost of products sold in fiscal 2006 as a percentage of net sales is attributable to unfavorable manufacturing overhead variances in our Imaging Solutions and Medical Devices segments as a result of lower manufacturing volumes and increased spending on quality systems and service associated with the product recalls, incremental royalties in our Medical Devices segment associated with a legal settlement, increased fuel surcharges and transportation costs related to the increase in oil prices across all segments, and higher raw material costs across all segments.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $460 million, or 23.2%, to $2,446 million in fiscal 2007, compared with $1,986 million in fiscal 2006. Selling and marketing expenses increased $186 million, primarily due to incremental headcount in the non-U.S. salesforce within our Medical Devices segment. In addition, incremental domestic employee compensation costs contributed $67 million to the increase in selling, general and administrative expenses. Further contributing to the increase were costs of approximately $53 million stemming from the Separation associated with the expansion of our corporate infrastructure and the branding of the Covidien name.

Selling, general and administrative expenses decreased $230 million, or 10.4%, to $1,986 million in fiscal 2006, compared with $2,216 million in fiscal 2005. Fiscal 2006 benefited from the absence of the $277 million charge recorded in fiscal 2005 for a legal settlement. In addition, the percentage of corporate overhead allocated to us by Tyco International declined in fiscal 2006, resulting in a decrease of $44 million of allocated overhead. Partially offsetting these improvements was an increase in selling expenses of approximately $46 million primarily due to incremental headcount in the non-U.S. sales force within our Medical Devices segment, as well as the recognition of $33 million of incremental share-based compensation expense recorded in fiscal 2006 in connection with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment.”

Research and development expense—Research and development expense increased $12 million, or 4.8%, to $260 million in fiscal 2007, compared with $248 million in fiscal 2006, despite the realization of savings associated with restructuring activity in our Medical Devices segment. As a percent of our net sales, research and development expense decreased slightly to 2.9% in fiscal 2007 from 3.0% in fiscal 2006.

Research and development expense increased $27 million, or 12.2%, in fiscal 2006, compared with fiscal 2005. As a percentage of our net sales, research and development expense increased to 3.0% in fiscal 2006 from 2.7% of our net sales in fiscal 2005.

In-process research and development charge—In fiscal 2007, our Medical Devices segment recorded charges totaling $38 million for the write-off of in-process research and development, of which $30 million was associated with the acquisition of intellectual property from Sorbx. In addition, in fiscal 2007 our Medical Devices segment recorded an $8 million in-process research and development charge associated with the acquisition of the remaining outstanding shares of Airox. The above in-process research and development charges related to the development of second-generation technology that had not yet obtained regulatory approval. As of the acquisition dates, the in-process research and development was not considered to be technologically feasible or to have any alternative future use and, therefore, was written off at those dates.

In fiscal 2006, our Medical Devices segment recorded charges totaling $63 million for the write-off of in-process research and development associated with acquisitions, $49 million of which related to the acquisition of Confluent. The $49 million in-process research and development charge related to technology Confluent was developing for numerous applications across several surgical disciplines which had not yet received regulatory approval. As of the date of the Confluent acquisition, there were three projects under development at different stages of completion, none of which were considered to be technologically feasible or to have any alternative future use. We determined the valuation of the in-process research and development using, among other factors, appraisals. The value was based primarily on the discounted cash flow method. Future residual cash flows that could be generated from each of the projects were determined based upon management’s estimate of future revenue and expected profitability of the projects and technologies involved. These projected cash flows were then discounted to their present values taking into account management’s estimate of future expenses that would be necessary to bring the projects to completion. The discount rates applied range from 20% to 23%, depending on the project’s stage of completion and the type of U.S. Food and Drug Administration approval required.

In addition, in fiscal 2007 our Medical Devices segment recorded an $11 million in-process research and development charge associated with the acquisition of over 50% ownership of Airox and a $3 million in-process research and development charge associated with the acquisition of over 90% ownership of Floreane. In-process research and development charges for the entire Airox acquisition totaled $19 million. More information regarding our in-process research and development charges is provided under “Critical Accounting Policies—Business Combinations.”

Class action settlement, net of insurance recoveries—As previously discussed under “Securities Class Action Settlement,” in fiscal 2007, we were allocated a net charge of $1,202 million by Tyco International for our portion of the class action settlement and related insurance recoveries.

Restructuring charges—In fiscal 2007, we began to consolidate certain facilities under the restructuring program previously discussed, and recorded restructuring charges of $57 million, primarily related to severance costs and non-cash charges for asset impairments in our Medical Devices segment.

Impairments of long-lived assets—In fiscal 2007, we recorded charges for the impairment of long-lived assets of $34 million, of which $33 million related to the impairment of a non-amortizable trademark associated with our Imaging Solutions segment. This impairment is due to a shift in branding strategy that will result in discontinuing the use of the trademark.

(Gain) loss on divestitures, net—In fiscal 2006, we recorded a net gain on divestitures of $48 million, $45 million of which relates to the sale of our Radionics product line within our Medical Devices segment.

Operating income—In fiscal 2007, operating income decreased $1,467 million to $585 million, compared with operating income of $2,052 million in fiscal 2006. Operating income for fiscal 2007 included a net charge of $1,202 million allocated to us by Tyco International for our portion of the class action settlement and related insurance recoveries. The remaining $265 million decrease in operating income was attributable an increase in selling and marketing expense of $186 million, primarily due to incremental headcount in the non-U.S. salesforce within the Medical Devices segment, restructuring charges of $57 million, long-lived asset impairment charges of $34 million and the absence of a gain on the divestiture of our Radionics product line of $45 million that was recorded in fiscal 2006. Further contributing to the decline in operating income were costs of approximately $53 million stemming from the Separation associated with the expansion of our corporate infrastructure and the branding of the Covidien name. Higher sales, increased gross profit and a $25 million decrease in in-process research and development charges partially offset the increase in operating expenses.

In fiscal 2006, operating income increased $41 million to $2,052 million, compared with operating income of $2,011 million in fiscal 2005. Our operating margin was 24.7% in fiscal 2006 compared to 24.3% in fiscal 2005. Our fiscal 2006 operating margin benefited from the absence of a $277 million legal settlement charge recorded in fiscal 2005 and a decrease of $44 million of allocated corporate overhead from Tyco International. However, our operating margin in fiscal 2006 was adversely affected by raw material price increases, increased research and development expense, including $63 million of in-process research and development charges, product recalls, other incremental manufacturing costs associated with investments in quality systems and regulatory compliance, higher fuel surcharge costs related to increased oil prices, incremental costs associated with our sales force and research and development investments, and the adoption of SFAS No. 123R.

Analysis of Operating Results by Segment

Net sales by segment for each of the last three fiscal years are shown in the following table (dollars in millions):

				Percentage Change
	2007	2006	2005	2007	2006
Medical Devices	$6,023	$5,585	$5,467	7.8%	2.2%
Imaging Solutions	1,077	994	1,054	8.4	(5.7)
Pharmaceutical Products	908	840	817	8.1	2.8
Medical Supplies	887	894	930	(0.8)	(3.9)

	$8,895	$8,313	$8,268	7.0	0.5

Operating income by segment and as a percentage of segment net sales for each of the last three fiscal years is shown in the following table (dollars in millions):

	Fiscal Year
	2007		2006		2005
Medical Devices	$1,719	28.5%	$1,812	32.4%	$1,643	30.1%
Imaging Solutions	100	9.3	138	13.9	232	22.0
Pharmaceutical Products	284	31.3	259	30.8	263	32.2
Medical Supplies	145	16.3	146	16.3	175	18.8
Corporate	(1,663)		(303)		(302)

	$585	6.6	$2,052	24.7	$2,011	24.3

Medical Devices

Net sales—Net sales in fiscal 2007 increased $438 million, or 7.8%, to $6,023 million, compared with $5,585 million in fiscal 2006. Currency exchange rate fluctuations contributed $159 million to the increase in net sales. Net sales increased across all product groups, particularly within Endomechanical Instruments, Energy Devices and Soft Tissue Repair Products. Endomechanical Instruments net sales for fiscal 2007 increased $131 million, or 7.6%, of which currency exchange rate fluctuations had a favorable impact of $60 million. Growth in Endomechanical Instruments was driven by continued demand for our Autosuture laparoscopic instruments in Europe and the United States. Energy Devices net sales for fiscal 2007 increased $105 million, or 19.7%, primarily due to continued market growth of vessel sealing products, and to a lesser extent, new product launches in capital equipment and favorable currency exchange rate fluctuations. Soft Tissue Repair Products net sales for fiscal 2007 increased $74 million, or 17.6%, of which currency exchange rate fluctuations had a favorable impact of $19 million. The increase in Soft Tissue Repair Products was primarily due to strong sales of biosurgery products in the United States.

Net sales increased $118 million, or 2.2%, to $5,585 million in fiscal 2006, compared with $5,467 million in fiscal 2005. Currency exchange rate fluctuations adversely affected fiscal 2006 net sales by $83 million, while the net impact of acquisitions and divestitures contributed $30 million to net sales. Net sales increased across all product groups, particularly within Endomechanical Instruments, Energy Devices and Soft Tissue Repair Products. Endomechanical Instruments net sales for fiscal 2006 increased $52 million, or 3.1%, of which currency exchange rate fluctuations had an unfavorable impact of $29 million. Growth in Endomechanical Instruments was driven by continued demand for our Autosuture laparoscopic instruments in Europe and the United States. Energy Devices net sales for fiscal 2006 increased $48 million, or 9.9%, primarily due to continued market penetration of new vessel sealing products, and to a lesser extent, continued volume growth in electrosurgery disposable products and additional sales personnel during the year. These increases were partially offset by reduced volumes in electrosurgery equipment as the impending launch of the ForceTriad caused certain customers to halt their purchases of the existing controller units and unfavorable currency exchange rate fluctuations. Soft Tissue Repair Products net sales for fiscal 2006 increased $35 million, or 9.1%, primarily due to an increase in sale volume in Japan as a result of new product launches and continued growth in market share for sutures offset by unfavorable currency fluctuations.

Operating income—Operating income decreased $93 million, or 5.1%, to $1,719 million in fiscal 2007, compared with $1,812 million in fiscal 2006. Our operating margin was 28.5% for fiscal 2007, compared with 32.4% in fiscal 2006. The decrease in our operating income and margin was attributable to an increase in selling and marketing expenses of $170 million primarily related to an increase in sales force headcount, the absence of a gain on the divestiture of the Radionics product line of $45 million recorded in fiscal 2006 and restructuring charges of $54 million. Increased gross profit on the favorable sales performance discussed above and a decrease in in-process research and development charges of $25 million partially offset the increase in operating expenses.

Operating income in fiscal 2006 increased $169 million, or 10.3%, to $1,812 million, while operating margin was 32.4% in fiscal 2006 as compared to 30.1% in fiscal 2005. Operating income and margin for fiscal

2006 benefited from the absence of a $277 million legal settlement recorded in fiscal 2005 and a $45 million gain resulting from the sale of our Radionics product line in fiscal 2006. Excluding these benefits, operating margin declined in fiscal 2006 primarily due to in-process research and development charges of $63 million, incremental costs associated with our sales force and research and development investments of $49 million and increased royalty expense of $34 million due to a legal settlement.

Imaging Solutions

Net sales—Imaging Solutions net sales increased $83 million, or 8.4%, to $1,077 million in fiscal 2007, compared with $994 million in fiscal 2006. Favorable currency exchange rate fluctuations contributed $21 million to the net sales increase and was experienced across both product groups. Radiopharmaceuticals net sales increased $55 million due to higher sales volume of technetium generators that were under a voluntary recall during a portion of the previous period and higher sales volume from GPO contracts.

Net sales for Imaging Solutions decreased $60 million, or 5.7%, to $994 million in fiscal 2006, compared with $1,054 million in fiscal 2005. This decrease resulted primarily from lower volumes and price and product mix. Currency exchange rate fluctuations also adversely affected net sales. The decrease in net sales was primarily due to radiopharmaceutical product recalls and, to a lesser extent, sales declines of Contrast Products. Radiopharmaceuticals net sales declined $50 million, or 10.4%, of which $22 million is due to reduced sales of technetium generators as a result of product recalls. In addition, sales of other associated Radiopharmaceutical product lines also were adversely affected by the recalls because customers generally purchase a complete line of radiopharmaceutical products from the same vendor. Contrast Products net sales declined $10 million, or 1.7%, in fiscal 2006 primarily driven by lower non-ionic contrast media prices and a favorable distributor price adjustment received in fiscal 2005. The net sales decrease was partially offset by market growth, European expansion and higher sales in France and Spain.

Operating income—Operating income for Imaging Solutions decreased $38 million, or 27.5%, to $100 million in fiscal 2007, compared with $138 million in fiscal 2006. Our operating margin was 9.3% for fiscal 2007, compared with 13.9% for fiscal 2006. The primary decrease in operating income was due to impairment of an indefinite lived trademark resulting in a $33 million charge.

Operating income for fiscal 2006 decreased $94 million, or 40.5%, to $138 million, and as a percentage of sales decreased from 22.0% in fiscal 2005 to 13.9% in fiscal 2006. Product recalls resulted in a $52 million decrease to operating income. Lost sales on related products as a result of the recalls and remediation costs in our radiopharmaceuticals facility also contributed to the significant decrease in operating income. In addition, price declines and the favorable distributor price adjustment in fiscal 2005 adversely affected the year-over-year comparison of operating income.

Pharmaceutical Products

Net sales—Net sales increased $68 million, or 8.1%, to $908 million in fiscal 2007, compared with $840 million in fiscal 2006. Net sales increased across both product groups. Dosage Pharmaceuticals net sales increased $32 million, primarily due to higher sales volume of brand pharmaceuticals. Net sales of Active Pharmaceuticals Ingredients increased $36 million due to stronger demand for narcotic products and acetaminophen.

Net sales increased $23 million, or 2.8%, to $840 million, in fiscal 2006, compared with $817 million in fiscal 2005. Net sales increased across both product groups. Active Pharmaceutical Ingredients net sales in fiscal 2006 increased $12 million, compared with fiscal 2005. Sales levels were favorably affected by an increase in volume of bulk narcotics which more than offset price decreases. The favorable performance of bulk narcotics primarily was driven by strong demand for natural opiates, partially offset by lower sales of synthetic narcotics. Dosage Pharmaceuticals net sales increased $11 million in fiscal 2006 resulting from increased sales volume of generic pharmaceuticals which was partially offset by capacity limitations and decreased price of generic pharmaceuticals. In fiscal 2006, Dosage Pharmaceuticals experienced an increase in backlog due to capacity limitations. Backlog reached as high as $15 million in mid-fiscal 2006, compared to a historical average of $1 million. The primary factors contributing to the backlog increase were additional volume demand for generic pharmaceuticals, the late start-up of the dosage production facility expansion and an inventory planning control system conversion. The decline in generic pharmaceutical sales was partially offset by an increase in sales of branded pharmaceuticals due to price increases.

Operating income—Operating income increased $25 million, or 9.7%, to $284 million in fiscal 2007, compared with $259 million in fiscal 2006. Our operating margin was 31.3% for fiscal 2007, compared with 30.8% for fiscal 2006. The increase in operating income was primarily due to increased sales and gross profit due to favorable sales mix and plant performance resulting from cost reduction programs.

Operating income for fiscal 2006 decreased $4 million, or 1.5%, to $259 million, compared with $263 million in fiscal 2005, and as a percentage of sales decreased to 30.8% in fiscal 2006 from 32.2% in fiscal 2005. The decrease in operating income was primarily due to unfavorable manufacturing plant performance driven by higher energy costs. Cost decreases, primarily on nitrobenzene, a major raw material, partially offset the declines to operating income.

Medical Supplies

Net sales—Net sales for fiscal 2007 decreased $7 million, or 0.8%, to $887 million, compared with $894 million for fiscal 2006. The decrease in net sales was primarily due to the impact of a product line divested in the prior year, partially offset by increased sales of Nursing Care Products, driven by pricing strategies in alternate site markets.

Net sales in fiscal 2006 decreased $36 million, or 3.9% to $894 million, compared with $930 million in fiscal 2005 due to an $18 million decrease resulting from two divested product lines. In addition, Nursing Care Products net sales decreased $12 million as a result of lower sales volumes primarily due to a loss in market share as GPOs switched from a predominately sole source contracting approach to a multi-source approach. In addition, increased competition in the alternate site markets for wound care resulted in market share losses to lower cost competitors who manufacture in China.

Operating income—Operating income of $145 million for fiscal 2007 remained relatively level with operating income for fiscal 2006. Our operating margin was 16.3% for both fiscal 2007 and 2006. Strong plant cost reduction programs helped offset increasing raw material costs.

Operating income decreased $29 million, or 16.6%, to $146 million in fiscal 2006, compared with $175 million in fiscal 2005. Our operating margin for Medical Supplies decreased to 16.3% in fiscal 2006 from 18.8% in fiscal 2005. The decrease in operating income primarily related to increased manufacturing costs of $20 million largely due to higher raw material costs (nonwoven and pulp) and a decrease in sales volume which adversely affected operating income by $15 million.

Corporate

Corporate expense—During fiscal 2007, Corporate expense increased $1,360 million, to $1,663 million, compared with $303 million for fiscal 2006. Corporate expense for fiscal 2007 included a net charge of $1,202 million allocated to us by Tyco International for our portion of the class action settlement and related insurance recoveries. The primary drivers of the remaining $158 million increase in Corporate expense consisted of $53 million of costs stemming from the Separation associated with the expansion of our corporate infrastructure and the branding of the Covidien name. In addition, other general and administrative costs increased $72 million primarily driven by higher legal and environmental expenses and employee compensation costs.

Corporate expense of $303 million in fiscal 2006 remained relatively level with corporate expense for fiscal 2005. Corporate expense for fiscal 2006 includes incremental stock option charges of $33 million required under SFAS No. 123R. In addition, fiscal 2006 was unfavorably affected by the absence of a favorable reserve adjustment recorded in fiscal 2005. These increases were offset by a decrease of $44 million in allocated expenses from Tyco International resulting from a decline in our allocation percentage.

Non-Operating Items

Interest Expense and Interest Income

During fiscal 2007, 2006 and 2005, interest expense was $188 million, $171 million and $192 million, respectively, of which Tyco International allocated to us $93 million, $144 million and $161 million, respectively. We expect to see an increase in interest expense during fiscal 2008 due to the additional debt to finance our portion of Tyco International’s class action settlement. In addition, during fiscal 2007, 2006 and 2005, interest income was $35 million, $32 million and $29 million, respectively, of which Tyco International allocated to us $16 million, $20 million and $11 million, respectively.

Other Expense, net

During fiscal 2007, 2006 and 2005 other expense, net was $135 million, $13 million and $248 million, respectively. Tyco International has allocated to us a loss on early extinguishment of debt of $146 million and $243 million for fiscal 2007 and 2005, respectively. The method utilized to allocate loss on retirement of debt is consistent with the method used to allocate debt and net interest expense as described above.

Income Taxes

Income tax expense was $462 million, $470 million and $479 million on income from continuing operations before income taxes of $297 million, $1,900 million and $1,600 million for fiscal 2007, 2006 and 2005, respectively. Our effective tax rate was 155.6%, 24.7% and 29.9% for fiscal 2007, 2006 and 2005, respectively. The increase in our effective tax rate in fiscal 2007 as compared to fiscal 2006 was primarily due to charges related to the net class action settlement and loss on allocated early extinguishment of debt, for which no tax benefit was realized. In addition, the rate was adversely impacted by certain tax costs incurred in connection with our separation from Tyco International and other adjustments to legacy income tax liabilities. These increases were somewhat offset by a decrease in our effective tax rate due to a release in deferred tax valuation allowances related to changes in non-U.S. tax law. The decrease in our effective tax rate in fiscal 2006 as compared to fiscal 2005 was primarily the result of a one-time benefit associated with a favorable tax ruling in the fourth quarter of fiscal 2006 permitting deduction of debt retirement costs, an increase in income earned outside the U.S. and taxed at lower rates and adjustments to accrued tax liabilities offset by an increase in valuation allowances.

Discontinued Operations

During the fourth quarter of fiscal 2007, we performed an asset impairment analysis in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” As a result of this impairment analysis we recorded a goodwill impairment charge of $256 million associated with our Retail Products segment, which is included in loss on sale of discontinued operations. The estimated fair value of the Retail Products segment was evaluated based on discounted expected future cash flows of the related assets and reflects the adverse trends in raw material and energy costs, and a higher discount rate to represent current market conditions. As a result of this assessment, we determined that the book value of the Retail Products segment was in excess of its estimated fair value and accordingly recorded the impairment charge.

During fiscal 2006, the Plastics, Adhesives and Ludlow Coated Products businesses and the A&E Products business were sold for $975 million and $6 million in gross cash proceeds, respectively. Working capital and other adjustments resulted in net proceeds of $882 million for the sale of the Plastics, Adhesives and Ludlow Coated Products businesses. Net cash proceeds received for the sale of the A&E Products business were $2 million, which does not include working capital adjustments that were agreed upon in fiscal 2007. Both businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations for all periods presented.

During fiscal 2006, we recorded a $260 million and $26 million pre-tax loss on sale from discontinued operations related to the Plastics, Adhesives and Ludlow Coated Products businesses and A&E Products business, respectively, which include $275 million and $22 million, respectively, of pre-tax impairment charges to write the businesses down to their fair values less costs to sell. Fair values used for the respective impairment assessments were based on existing market conditions and the terms and conditions included or expected to be included in the respective sale agreements.

During fiscal 2007, an additional $30 million was collected from the purchaser of the Plastics, Adhesives and Ludlow Coated Products businesses pursuant to a post-closing adjustment related to the decline in average resin prices, and $6 million was received from the purchaser of the A&E Products business for working capital adjustments.

Liquidity and Capital Resources

Factors driving our liquidity position include cash flows generated from operating activities, capital expenditures and investments in businesses and technologies. Historically, we have generated positive cash flow from operations. However, our cash flow from operations was negative for the six months ended March 28, 2008 as the class action settlement was finalized. The finalization of the class action settlement did not affect our cash balance, however, as the funds had previously been set aside in an escrow account during fiscal 2007.

Through the first quarter of fiscal 2007, as part of Tyco International, our cash was swept regularly by Tyco International at its discretion. Tyco International also funded our operating and investing activities as needed. Transfers of cash both to and from Tyco International’s cash management system have been reflected as “Net transfers to Tyco International Ltd.” in the Consolidated and Combined Statements of Cash Flow. Subsequent to the Separation, we received an $85 million true up payment from Tyco International to adjust for differences between our cash balance at June 29, 2007 and our final cash allocation in accordance with the Separation and Distribution Agreement. This amount is included in “Net transfers to Tyco International Ltd.” in our Consolidated and Combined Statement of Cash Flow for fiscal 2007.

Our ability to fund our capital needs will be affected by our ongoing ability to generate cash from operations and access to the capital markets. We anticipate that our cash and other sources of liquidity will be sufficient to fund operations for the foreseeable future.

Six Months Ended March 28, 2008 Cash Flow Activity

The net cash used in continuing operating activities of $451 million was primarily attributable to the finalization of Tyco International’s class action settlement of $1,257 million, partially offset by net income, as adjusted for depreciation and amortization, the change in related party receivable on our Tax Sharing Agreement discussed in “Other Income, net” and deferred income taxes.

The net cash provided by continuing investing activities of $1,005 million was primarily due to the release of our interest in Tyco International’s class action settlement fund of $1,257 million, partially offset by capital expenditures of $154 million and acquisition activity of $86 million.

The net cash used in continuing financing activities of $588 million was primarily the result of the repayment of debt of $3,593 million, primarily associated with borrowings under our bridge loan facility and dividend payments of $159 million. These payments were largely offset by the issuance of debt of $3,102 million, discussed in “Capitalization” below.

Six Months Ended March 30, 2007 Cash Flow Activity

The net cash provided by continuing operating activities of $1,021 million was primarily attributable to net income in the first six months of fiscal 2007, as adjusted for depreciation and amortization and deferred income taxes. This source of cash was partially offset by a net change in working capital of $23 million.

The net cash used in continuing investing activities of $212 million was primarily due to capital expenditures of $147 million and the acquisition of the remainder of Airox for $47 million.

The net cash used in continuing financing activities of $702 million was primarily the result of net transfers to Tyco International of $811 million.

Fiscal 2007 Cash Flow Activity

The net cash provided by continuing operating activities of $2,096 million was primarily attributable to net income for fiscal 2007, as adjusted for the net class action settlement charge, depreciation and amortization, loss on early extinguishment of debt, non-cash compensation expenses and an increase in accrued and other liabilities of $271 million, primarily due to an increase in incentive compensation. Our cash flow provided by operating activities will be adversely affected in fiscal 2008 upon finalization of the litigation settlement. This impact will be entirely offset in investing activities upon the release of the escrow deposit which was funded in fiscal 2007.

The net cash used in continuing investing activities of $1,713 million was primarily due to our interest in the class action settlement fund of $1,257 million, capital expenditures of $356 million and acquisition activity of $117 million, primarily related to the acquisition of Airox for $47 million and the acquisition of intellectual property from Sorbx for $30 million. Acquisition activity also included $17 million of cash paid relating to holdback liabilities, primarily associated with the fiscal 2006 acquisition of Confluent. Holdback liabilities represent a portion of the purchase price that is withheld from the seller pending finalization of the acquisition balance sheet and other contingencies.

The net cash provided by continuing financing activities of $227 million was primarily the result of the issuance of external debt of $4,298 million discussed in “Capitalization” below, partially offset by allocated debt activity of $2,291 million, net transfers to Tyco International of $1,316 million and the repayment of external debt of $525 million also discussed in “Capitalization” below.

Fiscal 2006 Cash Flow Activity

The net cash provided by continuing operating activities of $1,296 million was primarily attributable to net income for fiscal 2006, as adjusted for deferred income taxes, depreciation and amortization, the loss from discontinued operations, purchased research and development and non-cash compensation expense. This source of cash was partially offset by a $370 million decrease in accrued and other liabilities, driven by payments of $324 million for two patent infringement matters, a decrease in income taxes payable of $264 million and an increase in inventories of $160 million.

The net cash used in continuing investing activities of $751 million was primarily due to capital expenditures of $400 million and business acquisitions of $382 million, partially offset by net proceeds of $74 million from the sale of our Radionics product line. Cash paid for acquisitions consisted of: $200 million for the acquisition of Confluent; $123 million for the acquisition of over 90% ownership in Floreane and $59 million for the acquisition of over 50% ownership of Airox. Acquisition spending increased $316 million in fiscal 2006 as compared to 2005 to support our growth initiatives.

The net cash used in continuing financing activities of $451 million was primarily the result of net transfers to Tyco International of $601 million and allocated debt activity of $548 million, partially offset by transfers from discontinued operations of $636 million, largely due to net proceeds from the sale of discontinued operations.

Fiscal 2005 Cash Flow Activity

The net cash provided by continuing operating activities of $2,125 million was primarily attributable to net income for fiscal 2005, as adjusted for depreciation and amortization, allocated loss on retirement of debt and loss from discontinued operations and an increase in accrued and other liabilities of $273 million primarily attributable to accruals for patent infringement settlements.

The net cash used in continuing investing activities of $337 million was primarily due to capital expenditures of $289 million. In addition, we acquired Vivant for $66 million.

The net cash used in continuing financing activities of $1,819 million was primarily the result of allocated debt activity of $1,141 million and net transfers to Tyco International of $508 million. In addition, we repaid $98 million of external debt.

Capitalization

Shareholders’ equity was $7.4 billion, or $14.90 per share, at March 28, 2008, compared with $6.7 billion, or $13.55 per share, at September 28, 2007. This increase was primarily due to net income of $683 million and favorable changes in foreign currency exchange rates of $368 million, partially offset by a decrease of $306 million resulting from the adoption of FIN 48 as discussed in “Recently Adopted Accounting Pronouncements” and dividend payments of $159 million.

At March 28, 2008, total debt was $3.620 billion, compared with total debt at September 28, 2007 of $4.088 billion. Total debt as a percentage of total capitalization (total debt and shareholders’ equity) was 33% at March 28, 2008, compared with 38% at September 28, 2007. In October 2007, we completed a private placement of $2.750 billion aggregate principal amount of fixed rate senior notes, consisting of the following: $250 million of 5.2% notes due 2010; $500 million of 5.5% notes due 2012; $1.150 billion of 6.0% notes due 2017; and $850 million of 6.6% notes due 2037. We used the net proceeds of $2.727 billion to repay a portion of the borrowings under our unsecured bridge loan facility. During the six months ended March 28, 2008, we repaid the remaining amount outstanding under the unsecured bridge loan facility.

In February 2008, we initiated a $1.500 billion commercial paper program. The notes are fully and unconditionally guaranteed by Covidien Ltd. Proceeds from the sale of the notes are used for working capital and other corporate purposes. We are required to maintain an available unused balance under our $1.500 billion revolving credit facility discussed below, sufficient to support amounts outstanding under the commercial paper program.

In April 2007, Tyco International and certain of its subsidiaries that are issuers of its corporate debt commenced tender offers to purchase for cash substantially all of their outstanding U.S. dollar denominated public debt. Our 6.5% notes due November 2007 and 7.0% debentures due December 2013 were subject to these tender offers. Approximately $161 million, or 86%, of these notes were tendered.

In April 2007, we entered into a five-year unsecured senior revolving credit facility. The commitment under the credit facility is $1.500 billion. Borrowings under this credit facility bear interest, at our option, at a base rate or LIBOR, plus a margin dependent on our credit ratings and the amount drawn under the facility. We are required to pay an annual facility fee ranging from 4.5 to 12.5 basis points, depending on our credit ratings. Borrowings under the revolving credit facility of $724 million as of September 28, 2007, were used to repay a portion of the bridge loan facility discussed below. During the second quarter of fiscal 2008, we repaid $150 million of the outstanding borrowings under the revolving credit facility, leaving $926 million of available capacity under the facility as of March 28, 2008. In April 2008, we repaid an additional $400 million of the outstanding borrowings under the facility.

Additionally, in April 2007, we entered into a $3.200 billion unsecured bridge loan facility. The bridge facility matures in April 2008. Interest and fees under the bridge facility are substantially the same as those under the revolving credit facility. The bridge facility contains provisions that may require mandatory prepayments or reduction of unused commitments if we issue debt or equity. In May 2007, we increased the amount of this facility by $1.050 billion, bringing the total facility to $4.250 billion. Borrowings under the unsecured bridge loan facility were used to fund a portion of Tyco International’s debt tender offers, to repay a portion of Tyco International’s bank credit facilities and to finance a portion of Tyco International’s class action settlement. As discussed above, borrowings under the unsecured bridge loan facility have been repaid.

Our revolving credit facility agreement contains a covenant limiting our ratio of debt to earnings before interest, income taxes, depreciation and amortization. In addition, the agreement contains other customary covenants, none of which we consider restrictive to our operations. We are currently in compliance with all of our debt covenants.

Dividends

On March 18, 2008, the Board of Directors declared a quarterly cash dividend of $0.16 per share to shareholders of record at the close of business on March 31, 2008. This dividend totaling $80 million was paid on May 5, 2008. On January 15, 2008, the Board of Directors declared a quarterly cash dividend of $0.16 per share to shareholders of record at the close of business on January 25, 2008. This dividend, totaling $80 million, was paid on February 11, 2008. On September 28, 2007, the Board of Directors declared a quarterly cash dividend of $0.16 per share to shareholders of record at the close of business on October 9, 2007. This dividend, totaling $80 million, was paid on November 9, 2008.

We expect that we will continue to pay comparable dividends to holders of our common shares. The timing, declaration and payment of future dividends to holders of our common shares, however, falls within the discretion of our Board of Directors and will depend upon many factors, including the statutory requirements of Bermuda law, our earnings and financial condition, the capital requirements of our businesses, industry practice and any other factors the Board of Directors deems relevant.

Commitments and Contingencies

Contractual Obligations

A summary of our contractual obligations and commitments for external debt, minimum lease payment obligations under non-cancelable operating leases and other obligations at September 28, 2007 is presented in the following table (dollars in millions).

	Total	2008	2009	2010	2011	2012	Thereafter
External debt(1)	$6,617	$589	$170	$169	$413	$880	$4,396
Capital leases(1)	106	25	21	7	7	6	40
Operating leases	344	88	68	49	37	28	74
Purchase obligations(2)	181	80	20	18	19	15	29
Holdback liabilities(3)	26	26	—	—	—	—	—

Total contractual cash obligations(4)	$7,274	$808	$279	$243	$476	$929	$4,539

(1)	Includes interest on fixed rate debt and capital leases. The table has been updated to reflect the private placement offering of long-term fixed rate senior notes entered into in October 2007. Note 10 to our Annual Consolidated and Combined Financial Statements provides further information regarding the private placement offering.
(2)	Purchase obligations consist of commitments for purchases of good and services.
(3)	Holdback liabilities primarily relate to the fiscal 2006 acquisition of Confluent.
(4)

Because the timing of their future cash outflows is uncertain, other liabilities of $783 million, primarily consisting of liabilities pertaining to pension and postretirement benefits, environmental liabilities, insurable liabilities and deferred compensation, are excluded from this table. The minimum required contributions to our pension plans are expected to be $26 million in fiscal 2008. In addition, we expect to pay $12 million in fiscal 2008 related to our postretirement benefit plans.

At September 28, 2007, we had outstanding letters of credit and letters of guarantee in the amount of $151 million.

Legal Proceedings

We are subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements and other commercial disputes. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information and applicable law, we do not expect that these proceedings will have a material adverse effect on our financial condition. However, one or more of the proceedings could have a material adverse effect on our results of operations or cash flows for a future period. Note 14 to our Interim Consolidated and Combined Financial Statements and Note 18 to our Annual Consolidated and Combined Financial Statements provide further information regarding legal proceedings.

Prior to the announcement of the Separation, Tyco International and certain of its former directors and officers were named as defendants in several lawsuits relating to securities class action, shareholder lawsuits and ERISA related litigation. As a part of the Separation and Distribution Agreement, any existing or potential liabilities related to this outstanding litigation were allocated among Covidien, Tyco International and Tyco Electronics. We are responsible for 42% of potential liabilities that may arise upon the settlement of such pending litigation. If Tyco International or Tyco Electronics were to default on their obligation to pay their allocated share of these liabilities, however, we would be required to pay additional amounts.

As previously discussed under “Securities Class Action Settlement,” on May 14, 2007, Tyco International entered into a memorandum of understanding for a class action settlement with plaintiffs’ counsel in connection with the settlement of 32 securities class action lawsuits for the payment of $2.975 billion to the certified class. Under the terms of the Separation and Distribution Agreement, Covidien, Tyco International and Tyco Electronics are jointly and severally liable for the full amount of the class action settlement, with Covidien assuming 42%, Tyco International 27% and Tyco Electronics 31% of the total amount.

In fiscal 2007, we were allocated a net charge of $1.202 billion from Tyco International, for which no tax benefit was realized. This amount is comprised of our portion of the class action settlement of $1.249 billion, net of our portion of the related insurance recoveries of $47 million. The portion allocated to us was consistent with our sharing percentage included in the Separation and Distribution Agreement. At September 28, 2007, we had a $2,992 billion class action settlement liability for the full amount owed under the settlement, including accrued interest, and a $1.735 billion receivable from Tyco International and Tyco Electronics for their portion of the liability. The $1.735 billion receivable is included in “Class action settlement receivable” in our Consolidated Balance Sheet at September 28, 2007. In fiscal 2007, borrowings under our unsecured bridge loan facility and cash were used to fund our portion of the payment into an escrow account intended to be used to settle the liability. “Interest in class action settlement fund” in our Consolidated Balance Sheet at September 28, 2007 represents our $1.257 billion interest in Tyco International’s funds held in escrow to settle the class action lawsuits. The escrow account earns interest that is payable to the class.

During the first quarter of fiscal 2007, the United States District Court for the District of New Hampshire entered a final order approving the class action settlement. On February 21, 2008, the time for appealing the final court order approving the class action settlement expired and the settlement became final. Accordingly, during the second quarter of fiscal 2008, we removed the class action settlement liability and the related class action settlement receivable and interest in class settlement fund from our Consolidated Balance Sheet. While the finalization of the class action settlement resulted in a decrease to our cash flow from operations during the second quarter of fiscal 2008, it did not affect our cash balance because we had previously fully funded our portion of the class action settlement into an escrow account intended to be used to settle the liability, as discussed above.

If the unresolved class action lawsuits were determined in a manner adverse to Tyco International, it is possible that our portion of such liability would have a material adverse effect on our results of operations, financial condition or cash flows. Moreover, Tyco International stipulated, pursuant to a court order, that we will be primarily liable for a portion of the obligations arising from the Tyco International shareholder litigation. The stipulation also provides that if any party defaults on its obligations, the other parties will be jointly and severally liable for those obligations. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters.

Income Taxes

Our income tax returns are periodically examined by various tax authorities. In connection with such examinations, tax authorities, including the U.S. Internal Revenue Service (IRS), have raised issues and proposed tax adjustments. During fiscal 2007, the IRS concluded its field examination of certain of Tyco International’s, including Covidien’s and Tyco Electronics’, U.S. federal income tax returns for the years 1997 through 2000 and issued anticipated Revenue Agent’s Reports (RARs) in May and June of 2007 which reflect the IRS’s determination of proposed tax adjustments for the periods under audit. The RARs propose tax audit adjustments to certain of Tyco International’s previously filed tax return positions, all of which Tyco International and Covidien expected and previously assessed at each balance sheet date. Accordingly, we made no additional provision during fiscal 2007 with respect to our share of the proposed audit adjustments contained in the RARs.

Tyco International has appealed other proposed tax adjustments totaling approximately $1 billion and intends to vigorously defend its prior filed tax return positions. We believe that the amounts recorded in our financial statements relating to our share of these tax adjustments are adequate. However, the ultimate resolution of these matters is uncertain and could have an adverse impact on our results of operations, financial condition or cash flows. In addition, ultimate resolution of these matters could have an adverse impact on our effective tax rate in future reporting periods. We may also be required to accrue and pay additional taxes for contingencies not related to Covidien as a result of the Tax Sharing Agreement with Tyco International and Tyco Electronics.

In December 2007, the IRS commenced an examination of Tyco International’s, including Covidien’s and Tyco Electronics’, U.S. federal income tax returns for fiscal years 2001 through 2004. In connection with the examination, Tyco International has submitted amendments to its U.S. federal income tax returns for the periods through 2004. We believe that the amounts recorded in our financial statements relating to our share of these tax amendments are adequate. However, the ultimate resolution of the examination is uncertain and could have an adverse impact on our results of operations, financial condition or cash flows. In addition, ultimate resolution of these matters could have an adverse impact on our effective tax rate in future reporting periods. We may also be required to accrue and pay additional taxes for contingencies not related to Covidien as a result of the Tax Sharing Agreement with Tyco International and Tyco Electronics.

Tyco International has yet to complete proposed amendments to its U.S. federal income tax returns for periods subsequent to fiscal 2004, which will primarily reflect the roll forward of the amendments for fiscal 1997 through fiscal 2004. When our tax return positions are updated, additional adjustments may be identified and recorded in our Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, we believe that any resulting adjustments will not have a material impact on our results of operations, financial condition or cash flows.

In accordance with the Tax Sharing Agreement with Tyco International and Tyco Electronics, we share certain contingent liabilities relating to unresolved tax matters of legacy Tyco International, with Covidien assuming 42%, Tyco International 27% and Tyco Electronics 31% of the total amount. We are the primary obligor to the taxing authorities for $1,172 million of these contingent tax liabilities which are recorded on the Consolidated Balance Sheet at March 28, 2008. The actual amounts that we may be required to ultimately accrue or pay under the Tax Sharing Agreement could vary depending upon the outcome of the unresolved tax matters, which may not occur for several years.

In addition, pursuant to the terms of the Tax Sharing Agreement, we recorded a long-term receivable from Tyco International and Tyco Electronics of $491 million which is classified as “Due from related parties” in our Consolidated Balance Sheet at March 28, 2008. This receivable primarily reflects 58% of the non-current income taxes payable subject to the Tax Sharing Agreement. If Tyco International and Tyco Electronics default on their obligations to us under the Tax Sharing Agreement, we would be liable for the entire amount of these liabilities.

If Tyco International and Tyco Electronics default on their obligations to us under the Tax Sharing Agreement, we would be liable for the entire amount of these liabilities. If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of distribution taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of such tax liabilities were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and be required to make additional tax payments.

Off-Balance Sheet Arrangements

Guarantees

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, we entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics. These guarantee arrangements and indemnifications primarily relate to certain contingent tax liabilities; we assumed and are responsible for 42% of these liabilities. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs related to any such liability, we would be responsible for a portion of the defaulting party or parties’ obligation. These arrangements were valued upon our separation from Tyco International using appraisals in accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Accordingly, liabilities amounting to $760 million relating to these guarantees were recorded in our Consolidated Balance Sheet as of September 28, 2007, the offset of which was reflected in Shareholders’ Equity. To the extent such recorded liabilities change, the increase or decrease will be reflected in other expense or income in our Consolidated Statements of Income. No changes have occurred to date.

Prior to Separation, Tyco International made a payment to the IRS as an advance against certain of the proposed tax adjustments. Our share of the payment under the Tax Sharing Agreement was $192 million. This payment had the effect of reducing our liabilities recorded for guarantee arrangements and indemnifications entered into with Tyco International and Tyco Electronics pursuant to the Separation and Distribution Agreement. In addition, this payment reduced our cash balance upon Separation.

Certain of our business segments have guaranteed the performance of third parties and provided financial guarantees for financial commitments. Recourse, as it relates to these guarantees, indicates we will, in the event of customer default, buy back a transaction from a customer financing partner at a predetermined discount of the remaining payments. Using historical data of previous loss levels, a risk percentage is assigned to recourse transactions to estimate required liabilities. Full credit reviews are performed to assess risk and liability requirements on individual, large transactions. The total exposure under specific recourse and risk-sharing guarantees and related liabilities at September 28, 2007 was not significant. The potential exposure for non-performance under the guarantees would not have a material effect on our results of operations, financial condition or cash flows.

In disposing of assets or businesses, we often provide representations, warranties and indemnities to cover various risks, including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our results of operations, financial condition or cash flows.

We have recorded liabilities for known indemnifications included as part of environmental liabilities. Note 14 to our Interim Consolidated and Combined Financial Statements and Note 18 to our Annual Consolidated and Combined Financial Statements provide further information with respect to these liabilities.

We are liable for product performance, however in the opinion of management, such obligations will not significantly affect our results of operations, financial condition or cash flows.

Critical Accounting Policies and Estimates

The preparation of our Consolidated and Combined Financial Statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management’s estimates are based on the relevant information available at the end of each period.

Revenue Recognition—We recognize revenue for product sales when title and risk of loss have transferred from us to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in non-U.S. jurisdictions.

In certain circumstances, we enter into arrangements in which we provide multiple deliverables to our customers. Agreements with multiple deliverables are divided into separate units of accounting. Total revenue is first allocated among the deliverables based upon their relative fair values. Revenue is then recognized for each deliverable in accordance with the principles described above. Fair values are determined based on sales of the individual deliverables to other third parties.

We sell products both direct to end user customers and through distributors who resell the products to end user customers. Rebates are provided to certain distributors that sell to end user customers at prices determined in accordance with a contract between us and the end user customer. Provisions for rebates, as well as sales discounts and returns, are accounted for as reduction of sales when revenue is recognized and are included in our reserve for returns, rebates and sales allowances within accounts receivable trade in the Consolidated and Combined Balance Sheets. We estimate rebates based on sales terms, historical experience and trend analysis. In estimating rebate accruals, we consider the lag time between the point of sale and the payment of the distributor’s rebate claim, distributor-specific trend analysis, contractual commitments including stated rebate rates and other relevant information. We adjust reserves to reflect differences between estimated and actual experience, and record such adjustment against net product sales revenue in the period of adjustment. Historical adjustments to recorded reserves have not been significant and we do not expect significant revisions of these estimates in the future. Rebates charged against gross sales in fiscal 2007 amounted to approximately $2.0 billion.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value. We reduce the carrying value of inventory based on estimates of what is excess, slow-moving and obsolete, as well as inventory whose carrying value is in excess of net realizable value. These write-downs are based on current assessments about future demands, market conditions and related management initiatives. If future market conditions and actual demands ultimately are less favorable than those projected, we would further reduce the carrying value of the inventory and record a charge to earnings at the time such determination was made. Actual results historically have not differed materially from management’s estimates.

Property, Plant and Equipment—Management periodically evaluates the net realizable value of property, plant and equipment relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. We review property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying business. We assess the recoverability of assets using undiscounted cash flows. If an asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset’s fair value. The fair value is estimated based upon the present value of discounted estimated future cash flows or other reasonable estimates of fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Since judgment is involved in determining the fair value and useful lives of property, plant and equipment, there is a risk that the carrying value of our property, plant and equipment may be overstated or understated.

Intangible Assets—Intangible assets include intellectual property consisting primarily of patents, trademarks and unpatented technology. We record intangible assets at historical cost and amortize such assets using the straight-line method over ten to forty years. Amortization expense is included in selling, general and administrative expenses. We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset’s remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. Intangible assets that are not subject to amortization, which are comprised primarily of certain trademarks, are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We review intangible assets subject to amortization for impairment in the same manner as property, plant and equipment which is described above.

Business Combinations—Amounts paid for acquisitions are allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. We then allocate the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

Purchased research and development represents the estimated fair value as of the acquisition date of in-process projects that have not reached technological feasibility and have no alternative future use. The primary basis for determining technological feasibility of these projects is obtaining regulatory approval. We expense the value attributable to in-process research and development projects at the time of acquisition.

The valuation of in-process research and development is determined using the discounted cash flow method. In determining the value of in-process research and development, we consider, among other factors, appraisals, the stage of completion of the projects, the technological feasibility of the projects, whether the projects have an alternative future use and the estimated residual cash flows that could be generated from the various projects and technologies over their respective projected economic lives. The discount rate used is determined at the time of acquisition and includes a rate of return which accounts for the time value of money, as well as risk factors that reflect the economic risk that the cash flows projected may not be realized.

Goodwill—In performing goodwill assessments, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill impairment. Since judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be overstated or understated. We calculate our goodwill valuations using an income approach based on the present value of future cash flows of each reporting unit. This approach incorporates many assumptions including future growth rates, discount factors and income tax rates.

Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods.

We test goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. When conducting an annual goodwill impairment test, we utilize a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. If the carrying value of a reporting unit exceeds its fair value, we will perform the second step of the goodwill impairment to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Goodwill impairments included in loss from discontinued operations in fiscal 2007 and 2005 totaled $256 million and $162 million, respectively.

Contingencies—We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, patent infringement, product liability and environmental matters, as further discussed in Note 14 to our Interim Consolidated and Combined Financial Statements and Note 18 to our Annual Consolidated and Combined Financial Statements. Accruals recorded for various contingencies including legal proceedings, self-insurance and other claims are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. When a range is established but a best estimate cannot be made, we record the minimum loss contingency amount. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are reevaluated each accounting period, as additional information is known. Accordingly, we are often initially unable to develop a best estimate of loss, and therefore we record the minimum amount, which could be zero. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. We record receivables from third party insurers when we have determined that existing insurance policies will provide reimbursement. In making this determination, we consider applicable deductibles, policy limits and the historical payment experience of the insurance carriers.

Pension and Postretirement Benefits—Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations and increases pension expense. A 25 basis point decrease in the discount rate would increase our present value of pension obligations by approximately $27 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our annual pension expense by approximately $3 million.

Guarantees—We have, from time to time, provided guarantees and indemnifications to unrelated parties. These guarantees have not been material to the Consolidated and Combined Financial Statements and the maximum potential payments are not material.

We periodically reassess our exposure and potential loss under these arrangements, and, in the event that an increase in the fair value of the guarantee occurs, a charge to income will be required.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, we entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics. See Note 13 to our Interim Consolidated and Combined Financial Statements and Note 11 to our Annual Consolidated and Combined Financial Statements for more information.

Income Taxes—In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain unless it becomes more likely than not the deferred tax assets will be realized. Our valuation allowances for deferred tax assets of $443 million and $194 million at September 28, 2007 and 2006, respectively, relate principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. We believe that we will generate sufficient future taxable income in the appropriate jurisdiction to realize the tax benefits related to the remaining net deferred tax assets in the Consolidated and Combined Balance Sheets. However, any reduction in future taxable income including but not limited to any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. If a change in a valuation allowance occurs, which was established in connection with an acquisition, such adjustment may reduce goodwill rather than the income tax provision. At September 28, 2007, approximately $22 million of the valuation allowances will ultimately reduce goodwill if the net operating losses are utilized.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our results of operations, financial condition or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Prior to September 29, 2007, these reserves were recorded when management determined that it was probable that a loss would be incurred related to these matters and the amount of such loss was reasonably determinable. As of September 29, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” As a result, reserves subsequent to that date are based on a determination of whether and how much of a tax benefit we take in our tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions is recorded as a component of income tax expense. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition; however, after the adoption of SFAS No. 141 (revised 2007), “Business Combinations” discussed in “Recently Issued Accounting Pronouncements,” such adjustments will be reflected in the results of operations. Management has reviewed with tax counsel the issues raised by these taxing authorities and the adequacy of these recorded amounts. Substantially all of these potential tax liabilities are recorded in non-current “Income taxes” in the Consolidated and Combined Balance Sheets as payment is not expected within one year.

Recently Adopted Accounting Pronouncements

On September 29, 2007, we adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adoption was a $306 million reduction in retained earnings, an increase of $193 million in deferred tax assets, primarily due to interest and state specific items, and an increase of $589 million and $90 million in income taxes payable and receivable, respectively. At September 29, 2007, the total amount of unrecognized tax benefits was $1,219 million, including interest and penalties, of which $1,200 million would impact the effective tax rate, if recognized. Interest and penalties associated with uncertain tax positions are recognized as components of “Income taxes” in our Consolidated and Combined Statements of Income. The total amount of accrued interest and penalties related to uncertain tax positions at September 29, 2007 was $232 million. The total amount of accrued interest and penalties related to uncertain tax positions at March 28, 2008 was $256 million.

As of March 28, 2008, we do not expect any U.S. federal unrecognized tax benefits to change significantly within the next 12 months. In addition, we do not expect to reach a resolution on any significant non-U.S. audits within the next 12 months. Therefore, the total amount of state or non-U.S. unrecognized tax benefits as of March 28, 2008, are not expected to change significantly within the next 12 months.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. In addition, under SFAS No. 158 additional financial statement disclosures are required. We adopted the recognition and disclosure provisions of SFAS No. 158 at the end of fiscal 2007, and accordingly recognized an after-tax reduction of $51 million through shareholders’ equity. Under SFAS No. 158, companies are also required to measure plan assets and benefit obligations as of their fiscal year end within two fiscal years after the initial adoption of the accounting standard. Currently, we use a measurement date of August 31st, however, we will transition to a measurement date that coincides with our fiscal year end no later than fiscal 2009. We are currently assessing the impact that the measurement date provision will have on our results of operations, financial condition and cash flows.

Recently Issued Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities ”and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The enhanced disclosures set forth in SFAS No. 161 are effective for us in fiscal 2010.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) expands the definition of a business combination and requires acquisitions to be accounted for at fair value. These fair value provisions will be applied to contingent consideration, in-process research and development and acquisition contingencies. Purchase accounting adjustments will be reflected during the period in which an acquisition was originally recorded. Additionally, the new standard requires transaction costs and restructuring charges to be expensed. SFAS No. 141(R) is effective for us for acquisitions closing during and subsequent to the first quarter of fiscal 2010.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than at historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for us in the first quarter of fiscal 2009. We are currently assessing the impact SFAS No. 159 will have on our results of operations, financial condition and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for us in fiscal 2010, except with respect to non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal 2009. We are currently assessing the impact SFAS No. 157 will have on our results of operations, financial condition and cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk associated with changes in interest rates and currency exchange rates. In order to manage the volatility to our more significant market risks, we enter into derivative financial instruments such as forward currency exchange contracts.

Foreign currency risk arises from our investments in affiliates and subsidiaries owned and operated in foreign countries. Such risk is also a result of transactions with customers in countries outside the United States. We use forward currency exchange contracts on accounts and notes receivable, accounts payable, intercompany loan balances and forecasted transactions denominated in certain foreign currencies. Based on a sensitivity analysis of our existing forward contracts outstanding at March 28, 2008, a 10% appreciation of the U.S. dollar from the March 28, 2008 market rates would decrease the unrealized value of our forward contracts on our balance sheet by $110 million, while a 10% depreciation of the U.S. dollar would increase the unrealized value of forward contracts on our balance sheet by $134 million. However, such gains or losses on these contracts would be offset by the gains or losses on the revaluation or settlement of the underlying transactions.

Interest rate risk primarily results from variable rate debt obligations. At March 28, 2008, our variable rate debt instruments as a percentage of total debt instruments was 21%. Based on a sensitivity analysis of the variable rate financial obligations in our debt portfolio as of March 28, 2008, it is estimated that a 25 basis point interest rate movement in the average market interest rates (either higher or lower) would either decrease or increase our annual interest expense by approximately $2 million. Over time, we may seek to adjust the percentage of variable rate financial obligations in our debt portfolio through the use of swaps or other financial instruments.

BUSINESS

General

Covidien is a global leader in the development, manufacture and sale of healthcare products for use in clinical and home settings. Our products are found in almost every hospital in the United States, and we have a significant and growing presence in non-U.S. markets. Our mission is to create and deliver innovative healthcare solutions, developed in collaboration with medical professionals, which enhance the quality of life for patients and improve outcomes for our customers and our shareholders.

Covidien Ltd. was incorporated in Bermuda in 2000 as a wholly-owned subsidiary of Tyco International Ltd. Until June 29, 2007, Covidien did not engage in any significant business activities and held minimal assets. As part of a plan to separate Tyco International into three independent companies, Tyco International transferred the equity interests of the entities that held all of the assets and liabilities of its healthcare businesses to Covidien and, on June 29, 2007, distributed all of its shares of Covidien to its shareholders. Where we refer to financial results for fiscal 2007, these results reflect the consolidated operations of Covidien Ltd. from June 29, 2007 to September 28, 2007 and, for all periods prior to June 29, 2007, a combined reporting entity comprised of the assets and liabilities used in managing Tyco International Ltd.’s healthcare businesses. Covidien Ltd. is the sole shareholder of CIFSA, and it will unconditionally guarantee the notes to be issued by CIFSA.

CIFSA, a Luxembourg company, is a wholly-owned subsidiary of Covidien Ltd. CIFSA is a holding company established in December 2006 in connection with the separation of the healthcare businesses of Tyco International to directly and indirectly own substantially all of the operating subsidiaries of Covidien, to issue the notes and to perform treasury operations for Covidien. Otherwise, CIFSA conducts no independent business.

Unless otherwise indicated, references in this prospectus to 2007, 2006 and 2005 are to our fiscal years ended September 28, 2007, September 29, 2006 and September 30, 2005, respectively, and references to Covidien include the Healthcare businesses of Tyco International Ltd. for all periods prior to our Separation.

During the third quarter of fiscal 2008, we completed the sale of our Retail Products segment for gross cash proceeds of $330 million. In addition, during the second quarter of fiscal 2008, we entered into a definitive sale agreement to divest our European Incontinence Products business within the Medical Supplies segment. Our management and Board of Directors have also approved plans to sell our Specialty Chemicals business within the Pharmaceutical Products segment. We decided to sell these businesses because their products and customer bases are not aligned with our long-term strategic objectives.

We operate our continuing businesses through four segments:

•

Medical Devices includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, vascular devices, sharpsafety products, clinical care products and other medical device products.

•	Imaging Solutions includes the development, manufacture and marketing of radiopharmaceuticals and contrast products.

•	Pharmaceutical Products includes the development, manufacture and distribution of dosage pharmaceuticals and active pharmaceutical ingredients.

•	Medical Supplies includes the development, manufacture and sale of nursing care products, medical surgical products and original equipment manufacturer products (OEM).

For fiscal 2007, we generated net sales of $8.9 billion and a net loss of $342 million. Approximately 57% of our net sales are generated in the United States and 43% are generated outside of the United States.

Strategy

Our strategy is to enhance growth by increasing research and development initiatives, pursuing targeted internal and external growth opportunities and enhancing our global commercial infrastructure including sales, marketing and distribution. We intend to increase our focus on maximizing return on invested capital by controlling manufacturing and logistical costs while continuing to strive for top-line revenue growth.

Segments

Please see Note 15 to our Interim Consolidated and Combined Financial Statements and Note 19 to our Annual Consolidated and Combined Financial Statements for certain segment financial data relating to our business.

Medical Devices

With 2007 net sales of $6.0 billion, our Medical Devices businesses comprise 68% of our consolidated net sales. In 2006 and 2005, net sales totaled $5.6 billion or 67% of our combined net sales and $5.5 billion or 66% of our combined net sales, respectively. Our Medical Device segment develops, manufactures and sells an array of products which we categorize in the following product groups:

•	Endomechanical Instruments—includes our laparoscopic instruments and surgical staplers.

•	Soft Tissue Repair Products—includes our suture products, mesh products and biosurgery products.

•	Energy Devices—includes our vessel sealing products, electrosurgical products, ablation products and related capital equipment.

•	Oximetry and Monitoring Products—includes our sensors and monitors products and our temperature management products.

•	Airway and Ventilation Products—includes our airway products, ventilator products, breathing systems, sleep products and inhalation therapy products.

•	Vascular Devices—includes our compression products and vascular therapy products.

•	SharpSafety Products—includes our needle and syringe products and our sharps disposable products.

•	Clinical Care Products—includes our urology products, enteral feeding products and other advanced woundcare products.

We are a leader in innovative wound closure products, advanced surgical devices and electrosurgical systems.

•

Our Autosuture franchise introduced the world’s first practical surgical stapler 40 years ago and continues to be an innovator in minimally invasive surgery, offering a complete line of surgical stapling and laparoscopic instrumentation.

•	Our Syneture brand offers one of the most comprehensive suture product lines in the industry.

•

We recently expanded our offerings of surgical mesh and implant products for hernia repair through our acquisition of Tissue Science Laboratories plc and Floreane Medical Implants, S.A. and the acquisition of intellectual property from Sorbx, LLC.

•

Our Valleylab franchise has been a leader in electrosurgery systems for over 40 years, offering products such as the recently introduced ForceTriad tissue fusing and electrosurgery system, the LigaSure Vessel Sealing System and the Cool-tip Radiofrequency Ablation System.

We believe that our broad offering of both mechanical and energy-based surgical and therapeutic devices positions us to capitalize on the expected continued growth of minimally invasive surgical procedures.

We are developing and marketing a broad line of innovative biosurgery solutions, including internal sealants, topical adhesives and anti-adhesion products. These products potentially may have applications in many types of surgical procedures. We believe that our acquisition of Confluent Surgical, Inc. in fiscal 2006, provides us with a strong proprietary platform to become a leader in this growing market.

We offer an extensive line of products used to monitor, diagnose and treat respiratory disease and sleep disorders.

•	Through our Nellcor brand we pioneered pulse oximetry, which measures oxygen in the blood, and we continue to be a leader in this field.

•

Our Puritan Bennett brand is a leader in the field of high-acuity ventilators. The continuing development of Puritan Bennett products ranges from the introduction of the first modern mechanical ventilator 40 years ago to our recent acquisition of Airox S.A., which offers non-invasive home care ventilator systems and complements our ventilator portfolio.

•	We are a leader in the field of airway management with our comprehensive line of Mallinckrodt endotracheal tubes and Shiley tracheostomy tubes.

•	Our Sandman sleep diagnostic system is a leading product for the diagnosis of sleep disorders, and we are focused on expanding our treatment solutions for sleep disorders.

Other products offered by our Medical Devices segment include vascular compression devices, needles and syringes, sharps collection systems, enteral feeding pumps and accessories, tympanic and electronic thermometers, advanced wound care products, urology products and dialysis catheters.

Kendall’s innovative SCD Vascular Compression System and T.E.D. Anti-Embolism Stockings set the standard for the mechanical prevention of deep vein thrombosis, a potentially fatal complication from surgery. Both continue to be leaders in this field. Our SharpSafety line of needles, syringes and sharps disposal systems is focused on offering products that minimize the risk of needle stick incidents, which threaten the safety of clinicians. Our Kangaroo brand is a leader in enteral feeding systems.

Products offered by our Medical Devices segment are used primarily by hospitals and alternate site healthcare providers, although physician offices and homecare represent an increasing share of our customers. We market these products through both our direct sales force and third-party distributors primarily to physicians, nurses, materials managers, group purchase organizations (GPOs) and governmental healthcare authorities.

We expect our Medical Devices segment to continue to increase research and development initiatives through both internal investment and strategic acquisitions, and to enhance its global commercial infrastructure as it seeks to introduce and effectively market new and improved products.

Imaging Solutions

With 2007 net sales of $1.1 billion, our Imaging Solutions businesses comprise 12% of our consolidated net sales. In 2006 and 2005, net sales totaled $1.0 billion or 12% of our combined net sales and $1.1 billion or 13% of our combined net sales, respectively. Our Imaging Solutions segment develops, manufactures and markets the following products:

•	Radiopharmaceuticals—includes our radioactive isotopes and associated pharmaceutical products used for the diagnosis and treatment of disease.

•	Contrast Products—includes our contrast delivery systems and contrast agents.

Our imaging products enhance the quality of images obtained through CT scan, x-ray, magnetic resonance and nuclear medicine procedures to improve the detection and diagnosis of disease. Some of our key products include Optiray non-ionic x-ray contrast agent, OptiMARK magnetic resonance imaging agent, OptiVantage contrast delivery system and OctreoScan, a nuclear medicine imaging agent for cancer. We estimate that we manufacture approximately one-half of all technetium generators sold in the United States. These generators supply the critical technetium isotope, which is utilized in over 80% of all U.S. nuclear medicine diagnostic procedures. We market our imaging products primarily to physicians, technologists and purchasing administrators at hospitals, imaging centers, cardiology clinics and radiopharmacies. We also operate our own network of 37 radiopharmacies, which provides a distribution channel for critical pharmacy services such as real-time delivery of nuclear medicine unit doses.

We intend to remain a leader in this field by continuing to focus on quality products that add value to our customers, while selectively pursuing internal and external strategic growth opportunities.

Pharmaceutical Products

With 2007 net sales of $908 million, our Pharmaceutical Products businesses comprise 10% of our consolidated net sales. In 2006 and 2005, net sales totaled $840 million or 10% of our combined net sales and $817 million or 10% of our combined net sales, respectively. Our Pharmaceutical Products segment develops, manufactures and distributes the following products:

•	Dosage Pharmaceuticals—delivers prescriptions of finished products which include brand pharmaceuticals, generic pharmaceuticals and addiction treatment products.

•

Active Pharmaceutical Ingredients (API)—is a producer of both medicinal narcotics and acetaminophen as well as a supplier of other active pharmaceutical ingredients, including peptides, generic APIs, stearates and phosphates to the pharmaceutical industry.

Our Mallinckrodt brand traces its roots back to 1867 and today is the world’s largest manufacturer of medicinal narcotics and acetaminophen. Of the most widely used analgesics in the U.S., 18 contain active pharmaceutical ingredients from Mallinckrodt Pharmaceuticals. In 1996 Mallinckrodt Pharmaceuticals leveraged its broad knowledge base of the pharmaceutical industry to expand the API business to include manufacturing, packaging, and distribution of prescription pharmaceuticals. In the 11 years following that expansion, Mallinckrodt has grown to be a leader in the industry, focusing on several distinct but complementary business platforms.

We intend to drive growth by launching new controlled substance products, preserving our strong customer relationships and maintaining our reputation for quality.

Medical Supplies

With 2007 net sales of $887 million, our Medical Supplies businesses comprise 10% of our consolidated net sales. In 2006 and 2005, net sales totaled $894 million or 11% of our combined net sales and $930 million or 11% of our combined net sales, respectively. Our Medical Supplies segment develops, manufactures and distributes the following products:

•	Nursing Care Products—includes our traditional woundcare products, incontinence products sold within the United States and our suction products.

•	Medical Surgical Products—includes our operating room supply products and related accessories, electrodes and chart paper product lines within the United States.

•	Original Equipment Manufacturer Products (OEM)—includes various medical supplies, such as needles and syringes, for a number of leading medical device companies.

For over 100 years, the Kendall brand has been a leader in the field of wound care with its Curity and Kerlix gauze and bandages. Our Devon brand is a leader in operating room kits and accessories. Under our Medi-Trace brand, we offer a comprehensive line of monitoring, diagnostic and defibrillation electrodes. These products are marketed through a combination of direct sales representatives and third-party distributors, primarily to materials managers and GPOs, and are used primarily in hospitals, surgi-centers and alternate care facilities.

In order to maintain its market position, our Medical Supplies segment intends to focus on improving efficiencies through strategic sourcing and manufacturing initiatives, while maintaining its reputation for quality.

Customers

Our customers include hospitals, surgi-centers, imaging centers, alternate site facilities, drug manufacturers and major retailers throughout the world. We often negotiate with GPOs and integrated delivery networks (IDNs), which enter into supply contracts for the benefit of their member facilities. We serve customers in over 130 countries and we maintain a strong local presence in each of the geographic areas in which we operate.

Our net sales by geographic area are set forth below (dollars in millions):

	Fiscal
	2007	2006	2005
United States	$5,109	$4,897	$4,970
Other Americas	480	433	375
Europe	2,320	2,046	2,025
Japan	585	580	594
Asia—Pacific	401	357	304

	$8,895	$8,313	$8,268

Intellectual Property

Patents, trademarks and other proprietary rights are very important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property owned by others.

We hold numerous patents and have numerous patent applications pending in the United States and in certain other countries that relate to aspects of the technology used in many of our products. Our policy is to file patent applications in the United States and other countries when we believe it is commercially advantageous to do so. We do not consider our business to be materially dependent upon any individual patent.

Research and Development

We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products and to expand the applications of our products. Our research and development efforts include both internal initiatives, as well as initiatives that will use licensed or acquired technology from third parties. We are focused on developing technologies that will provide healthcare providers with solutions that meet their clinical needs in treating medical conditions through less invasive procedures and in a cost-effective manner. Our research and development expenditures, including in-process research and development charges, were $298 million, $311 million and $221 million in fiscal 2007, 2006 and 2005, respectively. We continually evaluate developing technologies in areas where we have technological or marketing expertise for possible investment or acquisition.

We intend to continue our focus on research and development as a key strategy for growth. We intend to focus our internal and external investments in those fields that we believe will offer the greatest opportunity for growth and profitability.

Governmental Regulation and Supervision

The development, manufacture, sale and distribution of our products are subject to comprehensive governmental regulation both within and outside the United States. A number of factors substantially increase the time, difficulty and costs incurred in obtaining and maintaining the approval to market newly developed and existing products. These factors include governmental regulation, such as detailed inspection of and controls over research and laboratory procedures, clinical investigations, manufacturing, narcotic licensing, marketing, sampling, distribution, record keeping and storage and disposal practices, together with various post-market requirements. Governmental regulatory actions can result in the seizure or recall of products, suspension or revocation of the authority necessary for their production and sale as well as other civil or criminal sanctions.

Medical device and drug laws also are in effect in many of the non-U.S. markets in which we do business. These laws range from comprehensive device and drug approval requirements for some or all of our products to requests for product data or certifications. Inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, also are components of most of these regulatory systems. Most of our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation.

The exercise of broad regulatory powers by the U.S. Food and Drug Administration continues to result in increases in the amount of testing and documentation required for approval or clearance of new drugs and devices and a corresponding increase in the expense of product introduction. Similar trends also are evident in major non-U.S. markets, including the European Union, China and especially Japan. Certain areas of our business are subject to additional oversight by the U.S. Drug and Enforcement Administration (for example, our Pharmaceutical Products segment, which manufactures a variety of pain management products) or the Nuclear Regulatory Commission (for example, our Imaging Solutions segment, which manufactures radiopharmaceuticals).

We have extensive systems in place to comply with U.S. and non-U.S. regulatory requirements. Each of our facilities, regardless of geographic location, that develops, manufactures, services or distributes medical devices or drugs has programs and procedures in place to help assure compliance with current good manufacturing practices and quality system requirements.

We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Healthcare costs have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. Recently, in the United States, particular attention has been focused on drug and medical device prices and profits, and on programs that encourage doctors to write prescriptions for particular drugs or recommend, use or purchase of particular medical devices. Payers have become more influential in the marketplace and increasingly are focused on drug and medical device pricing, appropriate drug and medical device utilization and the quality and costs of healthcare. The Medicare Prescription Drug, Improvement and Modernization Act, enacted in 2003, also has increased attention on drug and device pricing. Violations on these frauds and abuse-related laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid and health programs outside the United States.

We are also subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws in non-U.S. jurisdictions which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents.

Raw Materials

We use a wide variety of resin, pulp, plastics, textiles and electrical components for production of our products. We purchase these materials from external suppliers, some of which are single-source suppliers. We also purchase certain other raw materials used in the bulk pharmaceutical business from non-U.S. governments and suppliers that meet U.S. State Department requirements. We purchase materials from selected suppliers based on quality assurance, cost effectiveness or constraints resulting from regulatory requirements and work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability.

Property, plant and equipment, net

Our property, plant and equipment, net by geographic area is set forth below (dollars in millions):

	Fiscal
	2007	2006	2005
United States	$1,767	$1,690	$1,579
Other Americas	147	118	84
Europe	379	369	321
Japan	71	69	70
Asia—Pacific	29	13	10

	$2,393	$2,259	$2,064

Manufacturing

We have 65 manufacturing sites located throughout the world that handle production, assembly, quality assurance testing, packaging and sterilization of our products. Our major centers of manufacturing output include sites in the following countries (with the number of sites in parentheses):

Americas	Europe/Middle East/Africa	Asia/Pacific
United States(29)	Germany(2)	China(1)
Canada(2)	United Kingdom(3)	Japan(1)
Mexico(8)	Holland(2)	Thailand(1)
Dominican Republic(1)	France(5)	Malaysia(1)
Brazil(1)	South Africa(1)
Turkey(1)
Italy(1)
Ireland(5)

We estimate that our manufacturing production by region in fiscal 2007 (as measured by cost of production) was approximately: Americas—83%, Europe/Middle East/Africa—15%, and Asia/Pacific—2%. We expect that manufacturing production will continue to increase in the Asia/Pacific region as a proportion of total manufacturing, as the Asia/Pacific region continues to experience strong growth and we continue to implement low-cost manufacturing initiatives.

Sales, Marketing and Distribution

We have a sales force strategically located in markets throughout the world, with a direct sales presence in over 50 countries. We conduct our sales and marketing principally through our direct sales force, but we also utilize third-party distributors.

We maintain 23 hub-and-spoke distribution centers around the world. Products generally are delivered to these distribution centers from our manufacturing facilities and then subsequently are delivered to the customer.

In some instances, for example, nuclear medicine product is delivered directly from our manufacturing facility to the customer. We contract with a wide range of transport providers to deliver our products by road, rail, sea and air.

We recently have undertaken, and continue to roll out, a reorganization focused on a global management approach to our businesses. This global reorganization gives management teams responsibility for particular products on a worldwide basis. In the past, our businesses generally had been managed outside of the United States on a territorial basis, with management responsible for virtually all product sales within certain regions or countries. We believe that globalization of our product lines enables us to drive sales growth effectively, particularly in new or developing markets.

We have a well-trained, experienced sales force with a significant presence in all major markets. Our sales force is focused on understanding and addressing the needs of our customers.

Competition

We generally compete in medical device, pharmaceutical and other healthcare product markets around the world. These global markets are characterized by continuous change resulting from technological innovations. Our market position depends on our ability to develop and commercialize products that meet clinician needs, while offering reliable product quality, cost-effectiveness and dependable service. Our competitors range from large manufacturers with multiple business lines, including Johnson & Johnson, Becton Dickinson and C.R. Bard, among others, to smaller manufacturers that focus on a limited selection of products.

Medical Devices. The medical devices market is highly fragmented and competitive. According to the International Trade Administration, there are approximately 8,000 companies in the United States operating in the medical devices market. There is no single company, however, that competes with us over the full breadth of products offered by our Medical Devices segment. Our competition includes both diversified healthcare companies, such as Johnson & Johnson, C.R. Bard and Becton Dickinson, and other companies that are more focused on specific fields, such as ConMed.

Pharmaceutical Products. Our major competitors of our active ingredients product line include Johnson & Johnson, Siegfried and Johnson Matthey, and major competitors of our dosage product line include Teva, Mylan and Watson. Although competition is steadily increasing and we expect new entrants into this market, we believe our ability to meet strict production and licensing requirements for controlled substances will enable us to compete effectively. Purchasing decisions in this segment of the industry are based on price and the ability to ensure a stable and sufficient supply of pharmaceuticals to customers. Our secure sources of raw opiate material, manufacturing capabilities, comprehensive generic pain management offering and established relationships with retail pharmacies enable us to compete effectively against larger generics manufacturers such as Teva and Watson. In addition, we believe that our experience with the U.S. Food and Drug Administration (“FDA”) and U.S Drug Enforcement Administration (“DEA”) provides us with the knowledge to successfully navigate a tightening regulatory environment.

Imaging Solutions. Our main competitors include GE Healthcare for contrast and nuclear medicine products, Schering AG and its U.S. affiliate Berlex, as well as Bracco for contrast agents, and Bristol-Myers Squibb for nuclear medicine cardiology agents. Cardinal Health is our main competitor for our radiopharmacy network. Unlike most of our competition, we offer a full line of contrast agents, contrast delivery systems and radiopharmaceuticals. Our broad product portfolio allows us to be a complete source for all imaging agent needs.

Medical Supplies. The markets in which our Medical Supplies segment participates are characterized by strong pricing competition. While customers may choose our products based upon our reputation for quality, we face strong competition from low-cost suppliers. Our Medical Supplies segment competes against branded products, including ones sold by 3M, ConMed and First Quality, as well as private-label products provided by low-cost suppliers, such as Cardinal and Medline.

Environmental

We are subject to various federal, state and local environmental protection and health and safety laws and regulations both within and outside the United States. Our operations, like those of other medical product companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. We cannot assure you that we have been or will be in compliance with environmental and health and safety laws at all times. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators. We believe that our operations currently comply in all material respects with applicable environmental laws and regulations.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at such formerly owned or operated properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

In addition, from time to time, we have received notification from the U.S. Environmental Protection Agency and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require investigation, cleanup and other possible remedial actions. These agencies may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and for damage to natural resources. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. These projects relate to a variety of activities, including decontamination and decommissioning of radioactive materials, solvents, metals and other hazardous substances. These projects involve both investigation and remediation expenses and capital expenditures.

We provide for expenses associated with environmental remediation obligations once we determine that a potential environmental liability at a particular site is probable and the amount can be reasonably estimated. We regularly assess current information and developments as the investigations and remediation proceed and adjust accruals, as necessary, to provide for the expected impact of these environmental matters.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information and applicable laws, we believe that it is probable that we will incur investigation and remedial costs, including asset retirement obligations, of approximately $227 million, of which $18 million is included in accrued and other current liabilities and $209 million is included in “Other liabilities” in our Consolidated Balance Sheet at March 28, 2008. All accruals have been recorded without giving effect to any possible future insurance proceeds.

Environmental laws are complex, change frequently and have become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with these laws and to address liabilities arising from past or future releases of, or exposures to, hazardous substances, we cannot assure you that our costs of complying with current or future environmental protection, health and safety laws will not exceed our estimates or adversely affect our results of operations and financial condition. Further, we cannot assure you that we will not be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities. While it is not feasible to predict the outcome of all pending environmental matters, it is reasonably probable that there will be a need for future provisions for environmental costs that in management’s opinion, are not likely to have a material effect on our financial condition, but could be material to the results of operations in any one accounting period.

Employees

At September 28, 2007, we had approximately 43,800 employees. Approximately 21,700 of our employees are based in the United States, approximately 900 of whom are represented by a labor union. In Europe, many of our employees are represented by unions or work councils. We believe that our relations with our employees are satisfactory.

Properties

Our executive offices in the United States are located in a leased facility in Mansfield, Massachusetts. Including the facilities used by businesses which we have now classified as discontinued operations, as of September 28, 2007, we owned or leased a total of 309 facilities in 41 countries. Our owned facilities consist of approximately 13 million square feet, and our leased facilities consist of approximately 10 million square feet. Our 65 manufacturing facilities are located in the United States and in 16 other countries. We believe all of these facilities are well-maintained and suitable for the operations conducted in them.

These facilities are used by the following business segments:

Number of Facilities
Medical Devices	214
Imaging Solutions	48
Pharmaceutical Products	19
Medical Supplies	10
Retail Products (included in discontinued operations)	6
Corporate	12

Total	309

Legal Proceedings

Covidien Legal Proceedings

We are subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements and other commercial disputes. We believe that these legal proceedings and claims will likely be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information and applicable law, we do not expect these proceedings will have a material adverse effect on our financial condition. However, one or more of the proceedings could have a material adverse effect on our results of operations or cash flows for a future period. The most significant of these matters are discussed below.

Patent Litigation

We and Applied Medical Resources Group are involved in the following patent infringement actions related to trocar products used in minimally invasive surgical procedures:

(1)

Applied Medical Resources Corp. v. United States Surgical is a patent infringement action that was filed in the United States District Court for the Central District of California on July 31, 2003. U.S. Surgical is one of our subsidiaries. The complaint alleges that U.S. Surgical’s Versaseal Plus trocar product infringes Applied Medical’s U.S. Patent No. 5,385,553. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. Applied Medical filed a motion for a preliminary injunction, which the district court denied on December 23, 2003. On February 7, 2005, the district court granted U.S. Surgical’s motion for summary judgment of non-infringement. Applied Medical appealed the summary judgment ruling. On May 15, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court’s grant of summary judgment and remanded the case for further proceedings. On January 9, 2007, the district court entered an order that denied both parties’ motions for summary judgment on the grounds that material facts remain in dispute. On February 20, 2008, following a five-week trial, a jury returned a verdict finding that U.S. Surgical’s product does not infringe Applied Medical’s ‘553 patent. On April 29, 2008, the district court denied Applied Medical’s post-trial motion seeking judgment as a matter of law or, alternatively, a new trial.

(2)	Tyco Healthcare Group LP v. Applied Medical Resources Corp. is a patent infringement action that was filed in the United States District Court for the Eastern District of Texas, Lufkin Division on July 19, 2006. The complaint alleges that Applied Medical’s “Universal Seal” in its trocar product infringes our U.S. Patent No. 5,304,143, No. 5,685,854, No. 5,542,931, No. 5,603,702 and No. 5,895,377. We are seeking injunctive relief and unspecified monetary damages. The parties are in the discovery stage. Trial is scheduled for November 4, 2008.

Becton Dickinson and Company v. Tyco Healthcare Group LP is a patent infringement action that was filed in the United States District Court for the District of Delaware on December 23, 2002. The complaint alleges that our Monoject Magellan safety needle and safety blood collector products infringe Becton Dickinson’s U.S. Patent No. 5,348,544. Following trial, on October 26, 2004, the jury returned a verdict finding that we willfully infringed Becton Dickinson’s patent and awarded Becton Dickinson $4 million in lost profits damages and reasonable royalty damages. In post-trial proceedings, we filed motions for judgment as a matter of law, or, alternatively, for a new trial. Becton Dickinson filed a post-trial motion for enhanced damages, attorneys’ fees, pre-judgment interest and post-judgment interest, and a motion for a permanent injunction. On March 31, 2006, the trial court issued a Memorandum and Order on the parties’ post-trial motions denying our motion for judgment as a matter of law; granting our motion for a new trial on the issue of infringement; and denying Becton Dickinson’s motion for enhanced damages, attorneys’ fees, pre-judgment interest and post-judgment interest, and a permanent injunction. On November 30, 2007, a jury returned a verdict finding that we infringed Becton Dickinson’s patent. Before submitting the case to the jury, the district court granted judgment as a matter of law in our favor finding that we did not willfully infringe Becton Dickinson’s patent. The district court will determine the amount of damages to be awarded following an exchange of sales and other information by the parties. We have filed post-trial motions in the district court for judgment as a matter of law or, in the alternative, for a new trial. Becton Dickinson has filed a motion for permanent injunction. We have assessed the status of this matter and have concluded that it is more likely than not that the infringement finding will be overturned, and, further, we intend to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in our Consolidated and Combined Financial Statements with respect to any damage award.

Antitrust Litigation

Masimo Corporation v. Tyco Healthcare Group LP and Mallinckrodt, Inc. was filed on May 22, 2002 in the United States District Court for the Central District of California. Masimo alleges violations of antitrust laws by us in the markets for pulse oximetry products. Masimo alleges that we used our market position to prevent hospitals from purchasing Masimo’s pulse oximetry products. Masimo seeks injunctive relief and monetary damages, including treble damages. Trial in this case began on February 22, 2005. The jury returned its verdict on March 21, 2005, and awarded Masimo $140 million in damages. The damages are automatically trebled under the antitrust statute to an award of $420 million. If ultimately successful, Masimo’s attorneys are entitled to an award of reasonable fees and costs in addition to the verdict amount. On March 22, 2006, the district court issued its memorandum of decision regarding the post-trial motions. In the memorandum, the district court vacated the jury’s liability findings on two business practices; affirmed the jury’s liability finding on two other business practices; vacated the jury’s damage award in its entirety; and ordered a new trial on damages. The district court held the new trial on damages on October 18 and 19, 2006. On January 25, 2007, the district court ordered an additional hearing on the issue of damages, which took place on March 22, 2007. On June 7, 2007, the district court issued its memorandum of decision in the new trial on damages and awarded Masimo $14.5 million in damages. The damages are automatically trebled under the antitrust statute to an award of $43.5 million. On June 29, 2007, the district court entered final judgment awarding Masimo $43.5 million in damages, denying Masimo’s demand for a permanent injunction, and retaining jurisdiction to determine the amount of attorney’s fees and costs, if any, to be awarded Masimo. On November 5, 2007, the district court issued an order granting Masimo $8.7 million in attorney’s fees and costs. Following entry of judgment, both parties appealed to the United States Court of Appeals for the Ninth Circuit. We have assessed the status of this matter and have concluded that it is more likely than not that the liability findings and damages award (including attorney’s fees and costs) will be overturned, and, further, we intend to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in our Consolidated and Combined Financial Statements with respect to this damage award.

Beginning on August 29, 2005 with Allied Orthopedic Appliances, Inc. v. Tyco Healthcare Group, L.P., and Mallinckrodt Inc., 12 consumer class actions have been filed in the United States District Court for the Central District of California. In all of the complaints, the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege they paid for pulse oximetry products as a result of anticompetitive conduct by us in violation of the federal antitrust laws. The 12 complaints were subsequently consolidated into a single proceeding styled In re: Pulse Oximetry Antitrust litigation. By stipulation among the parties, five putative class representatives dismissed their claims against us, leaving seven remaining putative class representatives as plaintiffs in the consolidated proceeding. On December 21, 2007, the district court denied the plaintiffs’ motion for class certification. On March 14, 2008, the United States Court of Appeals for the Ninth Circuit denied the plaintiffs’ request for leave to appeal the district court’s denial of their motion for class certification. At this time, it is not possible to estimate the amount of loss or probable loss, if any, that might result from an adverse resolution of these matters. We intend to vigorously defend the actions. The parties are in the discovery stage. Trial is scheduled to begin on September 2, 2008. The seven outstanding complaints which are a part of the consolidated actions are Allied Orthopedic (noted above), Natchitoches Parish Hospital Service District v. Tyco International Ltd. filed on August 29, 2005, Brooks Memorial Hospital et al. v. Tyco Healthcare Group LP filed on October 18, 2005, North Bay Hospital, Inc. v. Tyco Healthcare Group, et al. filed on November 15, 2005, Abington Memorial Hospital v. Tyco Int’l Ltd.; Tyco Int’l (US) Inc.; Mallinckrodt Inc.; Tyco Healthcare Group LP filed on November 22, 2005, South Jersey Hospital, Inc. v. Tyco International, Ltd., et al., filed on January 24, 2006, and Deborah Heart and Lung Center v. Tyco International, Ltd., et al., filed on January 27, 2006.

Rochester Medical Corporation, Inc. v. C.R. Bard, Inc., et al. is a complaint filed against us, another manufacturer and two group purchasing organizations in the United States District Court for the Eastern District of Texas on March 15, 2004. The complaint alleges that we and the other defendants conspired or acted to exclude Rochester Medical from markets for urological products in violation of federal and state antitrust laws. Rochester Medical also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. Rochester Medical seeks injunctive relief and damages. Any damages awarded under the federal antitrust laws will be subject to statutory trebling. Rochester Medical has reported that it has settled its claims against defendants C.R. Bard, Inc. and Premier, Inc./Premier Purchasing Partners, L.P. and Novation, LLC/VHA, Inc. Prior to settlement with these three parties, Rochester Medical alleged a damages figure of approximately $213 million against all defendants for all claims. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. We intend to defend this action vigorously. Trial regarding claims against us is scheduled for December 1, 2008.

Daniels Sharpsmart, Inc. v. Tyco International (US) Inc., et al. is a complaint filed against us, another manufacturer and three GPOs in the United States District Court for the Eastern District of Texas on August 31, 2005. The complaint alleges that we monopolized or attempted to monopolize the market for sharps containers and that we and the other defendants conspired or acted to exclude Daniels from the market for sharps containers in violation of federal and state antitrust laws. Daniels also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. Daniels seeks injunctive relief and unspecified monetary damages, including treble damages. Daniels dismissed with prejudice its claims against Consorta, Inc., one of the defendant GPOs. Also, following a settlement, Daniels dismissed with prejudice its claims against the other two defendant GPOs, Novation, LLC/VHA, Inc. and Premier, Inc./Premier Purchasing Partners, L.P., as well as its claims against Becton Dickinson and Company. At this time, it is not possible for us to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. We intend to defend this action vigorously. The parties are in the discovery stage. Trial is scheduled to begin November 4, 2008 for claims against us.

Natchitoches Parish Hospital Service District v. Tyco International, Ltd., et al. is a class action lawsuit filed against us on September 15, 2005 in the United States District Court for the District of Massachusetts. In the complaint, the putative class representative, on behalf of itself and others, seeks to recover overcharges it alleges that it and others paid for sharps containers as a result of anticompetitive conduct by us in violation of federal antitrust laws. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. We intend to vigorously defend this action. The parties are in the discovery stage. The district court held hearings on the plaintiff’s motion for class certification on April 13, 2007 and on September 18, 2007. No trial date has been scheduled.

Asbestos Matters

Mallinckrodt Inc., one of our subsidiaries, is named as a defendant in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims, based principally on allegations of past distribution of products incorporating asbestos. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on Mallinckrodt’s property. Each case typically names dozens of corporate defendants in addition to Mallinckrodt. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos.

Our involvement in asbestos cases has been limited because Mallinckrodt did not mine or produce asbestos. Furthermore, in our experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. We have not suffered an adverse verdict in a trial court proceeding related to asbestos claims, and we intend to continue to vigorously defend these lawsuits. When appropriate, we settle claims, however the total amount paid to settle and defend all asbestos claims has been immaterial. As of March 28, 2008, there were approximately 10,607 asbestos liability cases pending against Mallinckrodt.

We estimate pending asbestos claims and claims that were incurred but not reported, as well as related insurance and indemnification recoveries. Our estimate of our liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. We believe that we have adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, we believe that the final outcome of all known and anticipated future claims, after taking into account our substantial indemnification rights and insurance coverage, will not have a material adverse effect on our results of operations, financial condition or cash flows.

Environmental Proceedings

We are involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict, given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of March 28, 2008, we concluded that it was probable that we would incur remedial costs in the range of approximately $101 million to $279 million. As of March 28, 2008, we concluded that the best estimate within this range was $126 million, of which $18 million was included in “Accrued and other current liabilities” and $108 million was included in “Other liabilities” in the Consolidated Balance Sheet. We believe that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows.

We recorded asset retirement obligations (“AROs”) for the estimated future costs associated with legal obligations to decommission two facilities within the Imaging Solutions segment. As of March 28, 2008 and September 28, 2007, our AROs were $101 million and $93 million, respectively. We recorded an insignificant amount of accretion and foreign currency translation related to AROs during the six months ended March 28, 2008. We believe that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows.

Other Matters

Covidien is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. We do not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its results of operations, financial condition or cash flows.

Tyco International Legal Proceedings

Prior to the separation, Tyco International and certain of its former directors and officers were named as defendants in a number of class actions alleging violations of the disclosure provisions of the federal securities laws and also are named as defendants in several ERISA related class actions. In addition, some members of Tyco International’s former senior corporate management are subject to a Securities and Exchange Commission inquiry. The findings and outcomes of the Securities and Exchange Commission inquiry may affect the course of the securities class actions and ERISA class actions pending against Tyco International. Tyco International is generally obligated to indemnify its directors and officers and its former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, Tyco International’s insurance carriers may decline coverage, or Tyco International’s coverage may be insufficient to cover its expenses and liability, in some or all of these matters.

As a part of the Separation and Distribution Agreement, any existing or potential liabilities related to this outstanding litigation were allocated among Covidien, Tyco International and Tyco Electronics. Covidien is responsible for 42% of potential liabilities that may arise upon the settlement of such pending litigation. If Tyco International or Tyco Electronics were to default on their obligation to pay their allocated share of these liabilities, however, Covidien would be required to pay additional amounts. Under the terms of the Separation and Distribution Agreement, Tyco International will manage and control all legal matters related to assumed contingent liabilities, including the defense or settlement thereof, subject to certain limitations and exceptions. Tyco International’s various outstanding litigation proceedings are discussed below.

Securities Class Actions

Most of the 40 plus purported securities class action lawsuits in which Tyco International and certain of its former directors and officers were named as defendants have been transferred to the United States District Court for the District of New Hampshire by the Judicial Panel on Multidistrict Litigation for coordinated or consolidated pretrial proceedings. On January 28, 2003, a consolidated securities class action complaint was filed in these proceedings. On January 7, 2005, Tyco International answered the plaintiffs’ consolidated complaint. On June 12, 2006, the court entered an order certifying a class “consisting of all persons and entities who purchased or otherwise acquired Tyco International securities between December 13, 1999 and June 7, 2002, and who were damaged thereby, excluding defendants, all of the officers, directors and partners thereof, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which any of the foregoing have or had a controlling interest.”

Securities Class Action Settlement—On December 19, 2007, the United States District Court for the District of New Hampshire entered a final order approving the settlement of 32 purported securities class action lawsuits. Under the terms of the settlement, the plaintiffs agreed to release all claims against Tyco International, the other settling defendants and ten other individuals in consideration for the payment to the certified class of $2.975 billion plus accrued interest. On February 21, 2008, the time for appealing the final court order approving the class action settlement expired and the settlement became final.

Under the terms of the Separation and Distribution Agreement entered into on June 29, 2007, we are responsible for 42% of the total amount of the settlement, Tyco International is responsible for 27% and Tyco Electronics is responsible for 31%. Although we are jointly and severally liable with Tyco International and Tyco Electronics for the full amount of the class action settlement, all three companies have fully funded their obligations under the settlement agreement.

The settlement did not resolve the securities cases discussed below under “Other Securities Proceedings Not Covered by the Settlement”; these cases remain outstanding. The settlement also did not resolve claims arising under ERISA which are not common to all class members, including any claims asserted in Overby, et al. v. Tyco International Ltd. In addition, as described below, a number of class members have opted out of the settlement.

Securities Class Action Settlement Opt-Outs—The deadline for deciding not to participate in the class settlement was September 28, 2007. As of such date, Tyco International had received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members, which includes shares owned by the New Jersey pension funds mentioned below. A number of these individuals and entities have filed claims separately against Tyco International. As of April 1, 2008, the following opt-out complaints had been filed: Franklin Mutual Advisers, LLC v. Tyco International Ltd., filed on September 24, 2007 in the United States District Court for the District of New Jersey, Teachers Retirement System of Texas, et al. v. Tyco International Ltd., et al., filed on November 29, 2007 in the United States District Court for the District of New Jersey, Blackrock Global Allocation Fund, Inc., et al. v. Tyco International Ltd., et al., filed on January 29, 2008 in the United States District Court for the District of New Jersey, Nuveen Balanced Municipal and Stock Fund, et al. v. Tyco International Ltd., et al., filed on January 29, 2008 in the United States District Court for the District of New Jersey, Federated American Leaders Fund, Inc. et al. v. Tyco International Ltd., et al., filed on January 24, 2008 in the United States District Court for the District of New Jersey, and State Treasurer of the State of Michigan, as Custodian of the Michigan Public School Employees Retirement System, State Employees’ Retirement System, Michigan State Police Retirement System and Michigan Judges Retirement System v. Tyco International Ltd., et al., filed on February 8, 2008 in the United States District Court for the Eastern District of Michigan.

Any judgments resulting from such claims or from claims that are filed in the future would not reduce the settlement amount. Generally, the claims asserted by these plaintiffs include claims similar to those asserted by the settling defendants; namely, violations of the disclosure provisions of federal securities laws. It is our understanding that Tyco International intends to vigorously defend any litigation resulting from opt-out claims. At this time, other than with respect to the New Jersey v. Tyco International Ltd., matter discussed below, it is not possible to predict the final outcome or to estimate the amount of loss or possible loss, if any, that might result from an adverse resolution of the asserted or unasserted claims from individuals that have opted-out. Under the terms of the Separation and Distribution Agreement, we, Tyco International and Tyco Electronics are jointly and severally liable for any judgments resulting from opt-out claims.

Other Securities Proceedings Not Covered by the Settlement—As previously reported in our periodic filings, an action entitled Hess v. Tyco International Ltd., et al., was filed on June 3, 2004 in the Superior Court of the State of California for the County of Los Angeles against certain of Tyco International’s former directors and officers, Tyco International’s former auditors, and Tyco International. The complaint, which was amended on July 9, 2007, asserts claims of fraud, negligent representation, aiding and abetting breach of fiduciary duty, and breach of fiduciary duty in connection with, and subsequent to, an underlying settlement of litigation brought by shareholders in Progressive Angioplasty Systems, Inc. where the plaintiffs received Tyco International’s stock as consideration. The amended complaint alleges collective losses of not less than $20 million and seeks compensatory and punitive damages. Discovery in this action is ongoing.

As previously reported in our periodic filings, on October 30, 2003, Stumpf v. Tyco International Ltd., et al. was transferred to the United States District Court for the District of New Hampshire by the Judicial Panel on Multidistrict Litigation. The complaint asserts claims against Tyco International based on federal securities laws. Discovery in this action is ongoing.

As previously reported in our periodic filings, on November 27, 2002, the State of New Jersey, on behalf of several state pension funds, filed a complaint, New Jersey v. Tyco International Ltd., et al., in the United States District Court for the District of New Jersey against Tyco International, Tyco International’s former auditors, and certain of Tyco International’s former officers and directors, which was subsequently amended. Plaintiff asserts that the defendants violated state and federal securities laws, committed common law fraud, breached fiduciary duties, violated certain RICO statutes, and otherwise engaged in fraudulent acts by making materially false and misleading statements and omissions concerning, among other things, the following: unauthorized and improper compensation of certain of Tyco International’s former executives, their improper use of Tyco International’s funds for personal benefit, and their improper self-dealing in real estate. The plaintiff was seeking unspecified monetary damages and other relief. On April 29, 2008, Tyco International signed a definitive agreement with the State of New Jersey, on behalf of several of the State’s pension funds, to settle the action. The agreement with the State of New Jersey calls for Tyco International to make a payment of $73 million to the plaintiff in exchange for the plaintiff’s agreement to dismiss the case against Tyco International and certain of its former directors and a former employee. During the second quarter of fiscal 2008, we recorded a charge of $31 million for our portion of the settlement in accordance with the sharing percentages included in the Separation and Distribution Agreement. We, Tyco International and Tyco Electronics are jointly and severally liable for the full amount of the settlement. Payment of the settlement amount is to be made on or before June 2, 2008. Upon the full execution of the definitive agreement by each of the other defendants party thereto, the parties shall file the agreed upon order of dismissal with the court, the entry of which will dismiss the litigation with prejudice. We expect that Tyco International will pay the full amount of the settlement to the State and that we will concurrently submit payment to Tyco International.

As previously reported in our periodic filings, on January 20, 2004, a complaint was filed in the United States District Court for the Southern District of New York, Ballard v. Tyco International Ltd., et al. Plaintiffs are trustees of various trusts that were allegedly major shareholders of AMP, Inc., a company acquired by Tyco International in April 1999. Plaintiffs named as defendants Tyco International, five of its former officers and directors, and PricewaterhouseCoopers LLP. As against all defendants, the complaint asserts causes of action under federal securities laws common law fraud. The complaint alleges that defendants engaged in a scheme to artificially inflate Tyco International’s earnings and to mislead investors as to Tyco International’s positive earnings, growth, and acquisition synergies prior to and in connection with its acquisition of AMP, Inc. The Judicial Panel on Multidistrict Litigation transferred the action to the United States District Court for the District of New Hampshire and discovery in this action is ongoing.

As previously reported in our periodic filings, a complaint, Sciallo v. Tyco International Ltd., et al., was filed on September 30, 2003 in the United States District Court for the Southern District of New York. The plaintiffs purport to be former executives of U.S. Surgical who traded their U.S. Surgical stock options for Tyco International stock options when Tyco International acquired U.S. Surgical on October 1, 1998. Plaintiffs named as defendants Tyco International and certain former Tyco International directors and executives. The complaint asserts causes of action under federal securities laws and for common law fraud and negligence, and violation of New York General Business Law Section 349, which prohibits deceptive acts and practices in the conduct of any business. The complaint alleges that defendants made materially false and misleading statements and omissions concerning, among other things, Tyco International’s financial condition and accounting practices. The Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire and discovery in this action is ongoing.

As previously reported in our periodic filings, a complaint was filed on September 2, 2004 in the Court of Common Pleas for Dauphin County, Pennsylvania, Jasin v. Tyco International Ltd., et al. This pro se plaintiff named as additional defendants Tyco International (US) Inc. and certain of Tyco International’s former executives. Plaintiff’s complaint asserts causes of action under federal securities laws and for common law fraud, negligent misrepresentation, unfair trade practice, breach of contract, breach of the duty of good faith and fair dealing, and violation of Section 1-402 of the Pennsylvania Securities Act of 1972. Tyco International removed the complaint to the United States District Court for the Middle District of Pennsylvania and the Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Discovery in this action is ongoing.

As previously reported in our periodic filings, the Judicial Panel on Multidistrict Litigation was notified that Hall v. Kozlowski, et al. an action relating to plaintiff’s employment, 401(k) and pension plans and ownership of Tyco International stock, may be an action that should be transferred to the United States District Court for the District of New Hampshire. Thereafter, the Judicial Panel on Multidistrict Litigation transferred the action to the United States District Court for the District of New Hampshire.

As previously reported in our periodic filings, the plaintiff moved to remand Davis v. Kozlowski et al., an action originally filed on December 9, 2003, from the United States District Court for the District of New Hampshire back to the Circuit Court of Cook County, Illinois. On March 17, 2005, the United States District Court for the District of New Hampshire granted plaintiffs’ motion to remand and denied defendants’ motion to dismiss. On March 31, 2005, Tyco International moved for reconsideration of the court’s remand order. On July 17, 2006, the court entered an order granting Tyco International’s motion to dismiss on the grounds that all of plaintiff’s claims were preempted by federal law. The motion to dismiss was granted without prejudice to plaintiff’s right to file another action in state court asserting claims that are not preempted by federal law. On January 8, 2007, plaintiff filed an action in the Circuit Court of Cook County, Illinois. The complaint seeks unspecified monetary damages and other relief. On January 12, 2007, Tyco International removed the re-filed action to federal court in the United States District Court for the Northern District of Illinois, Eastern Division. On June 15, 2007, the Judicial Panel on Multidistrict Litigation transferred the case back to the United States District Court for the District of New Hampshire. On October 16, 2007, Tyco International filed a cross-motion to dismiss the action and on December 12, 2007, the plaintiff filed a motion for leave to respond to Tyco International’s renewed motion to dismiss. On February 20, 2008, the court granted Tyco International’s motion to dismiss.

Shareholder Derivative Litigation

As previously reported in our periodic filings, an action was filed on June 7, 2002 in the Supreme Court of the State of New York, Levin v. Kozlowski, et al., alleging that the individually named defendants breached their fiduciary duties, committed waste and mismanagement, and engaged in self-dealing in connection with certain Tyco International accounting practices, individual board members’ use of Tyco International funds, and the financial disclosures of certain mergers and acquisitions. Plaintiffs further alleged that certain of the individual defendants converted corporate assets for their own use. Plaintiffs seek monetary damages. On November 14, 2006, the Supreme Court of the State of New York dismissed the complaint with prejudice. On December 11, 2006, plaintiffs filed a notice of appeal, which was denied by the Appellate division of the Supreme Court of the State of New York on November 15, 2007. The plaintiffs’ time to appeal has since expired with no notice of appeal being filed.

ERISA Litigation

As previously reported in our periodic filings, Tyco International and certain of its current and former employees, officers, and directors have been named as defendants in eight class actions brought under ERISA. Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire. The consolidated complaint purports to bring claims on behalf of the Tyco International Retirement Savings and Investment Plans and the participants therein and alleges that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following: related-party transactions and executive compensation; Tyco International’s mergers and acquisitions and the accounting therefor, as well as allegedly undisclosed acquisitions; and misstatements of Tyco International’s financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in Tyco International’s shares when it was not a prudent investment. The complaints seek recovery of alleged plan losses arising from alleged breaches of fiduciary duties. On August 15, 2006, the court entered an order certifying a class “consisting of all Participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002.” On January 11, 2007, plaintiffs filed a motion, assented to by Tyco International that proposed an agreed upon form of notice. On January 18, 2007, the court granted that motion. On December 5, 2006, plaintiffs filed a motion seeking leave to file an amended complaint. Subsequently, on January 10, 2007, plaintiffs filed a motion to withdraw their motion to amend the complaint without prejudice. Discovery in this action is ongoing.

Subpoenas and Document Requests from the U.S. Department of Labor

Tyco International and others have received various subpoenas and requests from the U.S. Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into Tyco International’s governance, management, operations, accounting and related controls. The Department of Labor is investigating Tyco International and the administrators of certain of its benefit plans. Tyco International cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties. Our share of any losses resulting from an adverse resolution of those matters is not estimable and may have a material adverse effect on our results of operations, financial condition or cash flows.

Compliance Matters

Tyco International has received and responded to various allegations that certain improper payments were made in recent years by Tyco International subsidiaries, including subsidiaries which are now part of Covidien. During 2005, Tyco International reported to the U.S. Department of Justice (“DOJ”) and the SEC the investigative steps and remedial measures that it had taken in response to the allegations. Tyco International also informed the DOJ and the SEC that it retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act (“FCPA”), that it would continue to make periodic progress reports to these agencies and that it would present its factual findings upon conclusion of the baseline review. Tyco International had, and we will continue to have, communications with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by us in the course of our ongoing compliance activities. To date, the baseline review has revealed that some business practices may not comply with Covidien and FCPA requirements. At this time, we cannot predict the outcome of other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of any or all of these matters. However, it is possible that we may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on our results of operations, financial condition or cash flows.

Any judgment required to be paid or settlement or other cost incurred by us in connection with these matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which provides that Covidien, Tyco International and Tyco Electronics will retain liabilities primarily related to each of its continuing operations. Any liabilities not primarily related to particular continuing operations will be shared equally among Covidien, Tyco International and Tyco Electronics.

THE EXCHANGE OFFER

General

When we sold the outstanding notes on October 22, 2007, we entered into an exchange and registration rights agreement with the initial purchasers of those notes. Under the exchange and registration rights agreement, we agreed:

•

to prepare and file the registration statement of which this prospectus forms a part, regarding the exchange of the new notes which are registered under the Securities Act for the outstanding notes not later than May 19, 2008;

•	to use our reasonable efforts to have the registration statement be declared effective not later than August 17, 2008, and to keep it effective until the closing of the exchange offer;

•	to use our reasonable efforts to have the exchange offer consummated not later than 45 days after the registration statement has been declared effective; and

•	to hold the exchange offer open for at least 30 calendar days.

For each outstanding note validly tendered pursuant to the exchange offer and not withdrawn by the holder thereof, the holder of such outstanding note will receive in exchange a new note having a principal amount equal to that of the tendered outstanding note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the tendered outstanding note in exchange therefor or, if no interest has been paid on such outstanding note, from the date of the original issue of the outstanding note.

Shelf Registration

We also agreed to file a shelf registration statement for resale of the outstanding notes and to have such shelf registration statement declared effective by the SEC in the event that:

•

because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC, we are not permitted to effect the exchange offer as contemplated by the exchange and registration rights agreement;

•	the exchange offer is not consummated by October 1, 2008; or

•	the exchange offer is not available to any holder of outstanding notes.

We are required to file this shelf registration statement within 60 days after the occurrence of any such event to cover resales of the outstanding notes and to use our commercially reasonable efforts to cause the shelf registration statement to be declared effective within 120 days after the occurrence of any such event and to keep effective such shelf registration statement until the earlier of two years after the issue date or such time as all of the applicable outstanding notes have been sold thereunder or cease to be outstanding or cease otherwise to be covered by the exchange and registration rights agreement. We will, in the event that a shelf registration statement is filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement upon notice to that effect from us. A holder that sells notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the exchange and registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations).

Additional Interest on Outstanding Notes

If: (i) we fail to file any of the registration statements required by the exchange and registration rights agreement on or before the date specified for such filing; (ii) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness; (iii) we fail to consummate the exchange offer within 45 days after the initial effective date of the exchange offer registration statement; (iv) any of the registration statements required by the exchange and registration rights agreement is declared effective but thereafter is withdrawn or ceases to be effective due to a stop order issued pursuant to the Securities Act suspending the effectiveness of such registration statement without being succeeded by an additional registration statement filed and declared effective; or (v) we require holders to refrain from disposing of their registrable securities under the limited circumstances described in the exchange and registration rights agreement and that suspension period exceeds 45 days in any one instance or 90 days in the aggregate during any consecutive 12-month period (each such event referred to in clauses (i) through (iv) above, a registration default), the interest rate borne by the notes will be increased (“additional interest”) immediately upon the occurrence of a registration default. Additional interest will accrue on the principal amount of the notes at an annual rate of 0.25% for the first 90-day period during which one or more registration defaults is continuing, and thereafter at an annual rate of 0.50% for the duration one or more registration defaults are continuing. Additional interest will be payable if the shelf registration statement is not declared effective as described above; provided, further, however, that such additional interest will only be payable in case the shelf registration statement is not declared effective as aforesaid with respect to notes that have the right to be included, and whose inclusion has been requested, in the shelf registration statement. Following the cure of all registration defaults, the accrual of additional interest will cease and the interest will revert to the original rate.

Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

A copy of the exchange and registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange outstanding notes that are properly tendered on or before the expiration date and are not withdrawn as permitted below. We have agreed to use our reasonable efforts to keep the registration statement effective for at least 30 calendar days from the date notice of the exchange offer is mailed. The expiration date for this exchange offer is 5:00 p.m., New York City time, on June 16, 2008, or such later date and time to which we, in our sole discretion, extend the exchange offer.

The form and terms of the new notes being issued in the exchange offer are the same as the form and terms of the outstanding notes, except that the new notes being issued in the exchange offer:

•	will have been registered under the Securities Act;

•	will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	will not contain the registration rights and additional interest provisions contained in the outstanding notes.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any outstanding notes;

•	to terminate the exchange offer and not accept any outstanding notes for exchange if any of the conditions set forth below under “Conditions to the Exchange Offer” have not been satisfied; and

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them as promptly as practicable after the expiration or termination of the exchange offer.

Exchange Offer Procedures

When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender outstanding notes for exchange must, on or prior to the expiration date:

•

transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to Deutsche Bank Trust Company Americas, the exchange agent, at the address set forth below under the heading “The Exchange Agent”; or

•

if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent at the address set forth below under the heading “The Exchange Agent”.

In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at The Depository Trust Company, or DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, referred to as a “book-entry confirmation”, which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note improperly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

•

waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note either before or after the expiration date, including the right to waive the ineligibility of any class of holder who seeks to tender outstanding notes in the exchange offer.

Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any such persons incur any liability for failure to give such notification.

If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or any power of attorney, such persons should so indicate when signing, and you must submit proper evidence satisfactory to us of such person’s authority to so act unless we waive this requirement.

By tendering, each holder will represent to us that, among other things, the person acquiring new notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the new notes. If any holder or any such other person is an “affiliate”, as defined in Rule 405 under the Securities Act, of ours, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new notes, such holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Acceptance of Outstanding Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue new notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the issue date of the outstanding notes or, if interest has been paid, the most recent date to which interest has been paid. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Under the exchange and registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer, as discussed above.

In all cases, we will issue new notes in the exchange offer for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

The exchange agent will make a request to establish an account at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s system must make book-entry delivery of outstanding notes denominated in dollars by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Such participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from such participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of outstanding notes tendered in the exchange offer may be effected through book-entry transfer at DTC as applicable. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under “The Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under The Exchange Agent”. Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder of those outstanding notes without cost to the holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the outstanding notes withdrawn will be credited to an account maintained with DTC for the outstanding notes. The outstanding notes will be returned or credited to this account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under “Exchange Offer Procedures” at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

We are not required to accept for exchange, or to issue new notes in the exchange offer for, any outstanding notes. We may terminate or amend the exchange offer at any time before the acceptance of outstanding notes for exchange if:

•	the exchange offer would violate any applicable federal law, statute, rule or regulation or any applicable interpretation of the staff of the SEC;

•

any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•

there is a change in the current interpretation by staff of the SEC which permits the new notes issued in the exchange offer in exchange for the outstanding notes to be offered for resale, resold and otherwise transferred by such holders, other than broker-dealers and any such holder which is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes acquired in the exchange offer are acquired in the ordinary course of such holder’s business and such holder has no arrangement or understanding with any person to participate in the distribution of the new notes.

The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. If we do so, the exchange offer will remain open for at least three business days following any waiver of the preceding conditions. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which we may assert at any time and from time to time.

The Exchange Agent

Deutsche Bank Trust Company Americas, has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

Main Delivery To:

Deutsche Bank Trust Company Americas

By mail:

DB Services Tennessee, Inc.

Reorganization Unit

P.O. Box 305050

Nashville, TN 37230

Fax: (615) 835-3701

By Overnight Mail or Courier:

DB Services Tennessee, Inc.

Trust and Securities Services

Reorganization Unit

648 Grassmere Park Road

Nashville, TN 37211

Email:

SPU-Reorg, Operations@db.com

Information (800) 735-7777

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred by us in connection with the exchange offer, including:

•	the SEC registration fee;

•	fees and expenses of the exchange agent and the trustee;

•	accounting and legal fees;

•	printing fees; and

•	other related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, the new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any of these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

Holders who desire to tender their outstanding notes in exchange for new notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering memorandum dated October 17, 2007 relating to the outstanding notes. Except in limited circumstances with respect to specific types of holders of outstanding notes, we will have no further obligation to provide for the registration under the Securities Act of such outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the outstanding notes under the Securities Act or under any state securities laws.

Upon completion of the exchange offer, holders of the outstanding notes will not be entitled to any further registration rights under the exchange and registration rights agreement, except under limited circumstances.

Holders of the new notes and any outstanding notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Outstanding Notes

Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the new notes may be offered for resale, resold or otherwise transferred by holders of those new notes, other than by any holder that is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act. The new notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the new notes issued in the exchange offer are acquired in the ordinary course of the holder’s business; and

•	the holder, other than a broker-dealer, has no arrangement or understanding with any person to participate in the distribution of the new notes issued in the exchange offer.

However, the SEC has not considered this exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to this exchange offer as in such other circumstances.

Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

•	it is not an affiliate of ours;

•

it is not engaged in, and does not intend to engage in, a distribution of the new notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of new notes issued in the exchange offer;

•	it is acquiring the new notes issued in the exchange offer in the ordinary course of its business; and

•	it is not acting on behalf of a person who could not make the three preceding representations.

Each broker-dealer that receives new notes for its own account in exchange for outstanding notes must acknowledge that:

•	such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•

it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of new notes issued in the exchange offer.

Furthermore, any broker-dealer that acquired any of its outstanding notes directly from us:

•

may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), Morgan, Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1983); and

•	must also be named as a selling holder of the new notes in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

DESCRIPTION OF THE NEW NOTES AND THE GUARANTEE

In addition, to comply with state securities laws of certain jurisdictions, the new notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the new notes. We have agreed in the exchange and registration rights agreement that, prior to any public offering of transfer restricted notes, we will use our reasonable efforts to register or qualify the transfer restricted notes for offer or sale under the securities laws of those states as any holder of the new notes reasonably requests at the time the registration statement of which this prospectus forms a part is declared effective. We are not required to qualify generally to do business in any jurisdiction where we are not so qualified or to take any action which would subject us to general service of process or to taxation where we are not now so subject. Unless a holder requests, we currently do not intend to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

The new notes will be issued under the indenture, dated October 22, 2007, as supplemented, among Covidien International Finance S.A., Covidien Ltd. and Deutsche Bank Trust Company Americas, as trustee. References to the indenture in this description refer to the indenture as supplemented. Upon the issuance of the new notes, or the effectiveness of a shelf registration statement, the indenture will be subject to and governed by the Trust Indenture Act of 1939. The terms of the new notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder. CIFSA may issue additional debt securities in the future without the consent of the holders of outstanding notes. If CIFSA issues additional notes of any series or new notes, those notes will contain the same terms as and be deemed part of the same series as that series of new notes. The terms and provisions of other series of debt securities that may be issued under the indenture may differ. CIFSA may issue other debt securities separately, upon conversion of or in exchange for other securities or as part of a unit with other securities.

General

CIFSA will issue the new notes in an initial aggregate principal amount of $250,000,000 of new 2010 notes, $500,000,000 of new 2012 notes, $1,150,000,000 of new 2017 notes and $850,000,000 of new 2037 notes in exchange for outstanding notes of the same series. The new 2010 notes will mature on October 15, 2010. The new 2012 notes will mature on October 15, 2012. The new 2017 notes will mature on October 15, 2017 and the new 2037 notes will mature on October 15, 2037. The new notes will be issued in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The new notes will be CIFSA’s direct, unconditional, unsecured and unsubordinated general obligations. The new notes will rank equally among themselves, without any preference of one over another. The new notes will be unsubordinated and unsecured obligations ranking equally with all of CIFSA’s existing and future unsubordinated and unsecured obligations. Claims of holders of the new notes will be effectively subordinated to the claims of holders of CIFSA’s secured debt, if any, with respect to the collateral securing such claims.

CIFSA is a holding company and it conducts substantially all of its operations through its subsidiaries. CIFSA’s rights and the rights of its creditors, including holders of the new notes, to participate in any distribution of assets of any subsidiary upon a liquidation or reorganization or otherwise of such subsidiary will be effectively subordinated to the claims of the subsidiary’s creditors, except to the extent that CIFSA or any of its creditors may itself be a creditor of that subsidiary.

Interest on the new notes will be payable on April 15 and October 15 of each year, commencing April 15, 2008, to the holders of record at the close of business on the April 1 and October 1 prior to each interest payment date. Interest on the new notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months. All dollar amounts resulting from this calculation will be rounded to the nearest cent.

•	The new 2010 notes will bear interest at the rate of 5.150% per year from the date of original issuance or from the most recent interest payment date to which interest has been paid or provided for.

•	The new 2012 notes will bear interest at the rate of 5.450% per year from the date of original issuance or from the most recent interest payment date to which interest has been paid or provided for.

•	The new 2017 notes will bear interest at the rate of 6.000% per year from the date of original issuance or from the most recent interest payment date to which interest has been paid or provided for.

•	The new 2037 notes will bear interest at the rate of 6.550% per year from the date of original issuance or from the most recent interest payment date to which interest has been paid or provided for.

In certain circumstances, CIFSA may be required to pay additional interest. See “Exchange Offer—Additional Interest.”

If any interest payment date, redemption date or maturity date would otherwise be a day that is not a business day, the related payment of principal and interest will be made on the next succeeding business day as if it were made on the date such payment was due. No interest will accrue on the amounts so payable for the period from and after such date to the date of such payment on the next succeeding business day.

The new notes will not be subject to any sinking fund.

Guarantee

Covidien Ltd. will unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest on the new notes, when and as the same shall become due and payable, whether at maturity, upon redemption, by acceleration or otherwise. Covidien Ltd.’s guarantee is the unsecured, unsubordinated obligation of Covidien Ltd. and ranks equally with all other unsecured and unsubordinated obligations of Covidien Ltd. The guarantee provides that in the event of a default in payment on a new note, the holder of the new note may institute legal proceedings directly against Covidien Ltd. to enforce the guarantee without first proceeding against CIFSA.

Redemption at CIFSA’s Option

The new 2010 notes will not be redeemable at CIFSA’s option prior to maturity.

The new 2012 notes, the new 2017 notes and the new 2037 notes will be redeemable as a whole or in part, solely at CIFSA’s option, at any time, at a redemption price equal to the greater of:

•	100% of the principal amount of the new notes to be redeemed, and

•

as determined by the Quotation Agent and delivered to the trustee, the sum of the present values of the remaining scheduled payments of principal and interest thereon due on any date after the redemption date (excluding the portion of interest that will be accrued and unpaid to and including the redemption date) discounted from their scheduled date of payment to the redemption date (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Redemption Treasury Rate plus 20 basis points in the case of the new 2012 notes, 25 basis points in the case of the 2017 new notes and 30 basis points in the case of the new 2037 notes,

•	plus, in either of the above cases, accrued and unpaid interest, if any, to the redemption date.

For purposes of this section “Redemption at CIFSA’s Option,” the following terms have the following meanings:

“Adjusted Redemption Treasury Rate” with respect to any redemption date means the rate equal to the semiannual equivalent yield to maturity or interpolated (on a 30/360 day count basis) yield to maturity of the Comparable Redemption Treasury Issue, assuming a price for the Comparable Redemption Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Redemption Treasury Price for such redemption date.

“Comparable Redemption Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the new notes to be redeemed that will be utilized at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such new notes.

“Comparable Redemption Treasury Price” with respect to any redemption date means:

•

the average of the Redemption Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Redemption Reference Treasury Dealer Quotations (unless there is more than one highest or lowest quotation, in which case only one such highest and/or lowest quotation shall be excluded), or

•	if the Quotation Agent obtains fewer than four such Redemption Reference Treasury Dealer Quotations, the average of all such Redemption Reference Treasury Dealer Quotations.

“Quotation Agent” means a Redemption Reference Treasury Dealer appointed as such agent by CIFSA.

“Redemption Reference Treasury Dealer” means four primary U.S. Government securities dealers in the United States selected by CIFSA.

“Redemption Reference Treasury Dealer Quotations” with respect to each Redemption Reference Treasury Dealer and any redemption date means the average, as determined by the Quotation Agent, of the bid and offer prices at 11:00 a.m., New York City time, for the Comparable Redemption Treasury Issue (expressed in each case as a percentage of its principal amount) for settlement on the redemption date quoted in writing to the Quotation Agent by such Redemption Reference Treasury Dealer on the third business day preceding such redemption date.

Redemption Upon Changes in Withholding Taxes

CIFSA may redeem all, but not less than all, of any series of new notes under the following conditions:

•

If there is an amendment to, or change in, the laws or regulations of Luxembourg or Bermuda, or an other jurisdiction in which CIFSA, Covidien Ltd. or any successor thereof may be organized, or the United States, as applicable, or any political subdivision thereof or therein having the power to tax (a “Taxing Jurisdiction”), or any change in the application or official interpretation of such laws, including any action taken by a taxing authority or a holding by a court of competent jurisdiction, regardless of whether such action or such holding is with respect to CIFSA or Covidien Ltd.

•

As a result of such amendment or change, CIFSA or Covidien Ltd. becomes, or there is a material probability that CIFSA or Covidien Ltd. will become, obligated to pay Additional Amounts, as defined below in “Payment of Additional Amounts,” on the next payment date with respect to such series of new notes.

•	The obligation to pay Additional Amounts cannot be avoided through CIFSA’s or Covidien Ltd.’s commercially reasonable measures.

•	CIFSA delivers to the trustee:

•

a certificate of CIFSA or Covidien Ltd., as the case may be, stating that the obligation to pay Additional Amounts cannot be avoided by CIFSA or Covidien Ltd., as the case may be, taking commercially reasonable measures available to it; and

•

a written opinion of independent legal counsel to CIFSA or Covidien Ltd., as the case may be, of recognized standing to the effect that CIFSA or Covidien Ltd., as the case may be, has, or there is a material probability that it will become obligated, to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above and that CIFSA or Covidien Ltd., as the case may be, cannot avoid the payment of such Additional Amounts by taking commercially reasonable measures available to it.

•

Following the delivery of the certificate and opinion described above, CIFSA provides notice of redemption not less than 30 days, but not more than 90 days, prior to the date of redemption. The notice of redemption cannot be given more than 90 days before the earliest date on which CIFSA or Covidien Ltd. would be otherwise required to pay Additional Amounts, and the obligation to pay Additional Amounts must still be in effect when the notice is given.

Upon the occurrence of each of the items discussed above, CIFSA may redeem such series of the new notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date.

Notice of Redemption

Notice of any redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of new notes to be redeemed. If CIFSA elects to redeem a portion but not all of a series of the new notes, the trustee will select in a fair and appropriate manner the new notes to be redeemed.

Unless CIFSA defaults in payment of the redemption price and accrued and unpaid interest on the new notes to be redeemed, on and after the redemption date, interest will cease to accrue on such new notes or portions thereof called for redemption.

If any redemption date would otherwise be a day that is not a business day, the related payment of principal and interest will be made on the next succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding business day.

Payment of Additional Amounts

Unless otherwise required by law, neither CIFSA nor Covidien Ltd. will deduct or withhold from payments made with respect to the new notes and the guarantee on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Taxing Jurisdiction (“Taxes”). In the event that CIFSA or Covidien Ltd. is required to withhold or deduct any amount for or on account of any Taxes from any payment made under or with respect to any new notes or the guarantee, as the case may be, CIFSA or Covidien Ltd., as the case may be, will pay such Additional Amounts (as defined below) so that the net amount received by each holder of new notes, including the Additional Amounts, will equal the amount that such holder would have received if such Taxes had not been required to be withheld or deducted. However, Additional Amounts will not be paid with respect to a payment to a holder of new notes where such holder is subject to taxation on such payment by a relevant Taxing Jurisdiction for any reason other than the holder’s mere ownership of a new note, nor will we pay Additional Amounts for or on the account of:

•

any Taxes that are imposed or withheld solely because the beneficial owner of such new notes, or a fiduciary, settler, beneficiary, or member of the beneficial owner if the beneficial owner is an estate, trust, partnership, limited liability company or other fiscally transparent entity, or a person holding a power over an estate or trust administered by a fiduciary holder:

•	is or was present or engaged in, or is or was treated as present or engaged in, a trade or business in the Taxing Jurisdiction or has or had a permanent establishment in the Taxing Jurisdiction;

•

has or had any present or former connection (other than the mere fact of ownership of a new note) with the Taxing Jurisdiction imposing such Taxes, including being or having been a citizen or resident thereof or being treated as being or having been a resident thereof;

•

with respect to any withholding Taxes imposed by the United States, is or was with respect to the United States a personal holding company, a passive foreign investment company, a controlled foreign corporation, a foreign tax exempt organization or a corporation that has accumulated earnings to avoid United States federal income tax; or

•	owns or owned 10% or more of the total combined voting power of all classes of stock of CIFSA or Covidien Ltd.;

•	any estate, inheritance, gift, sales, transfer, excise or personal property Taxes imposed with respect to the new notes, except as otherwise provided in the indenture;

•

any Taxes imposed solely as a result of the presentation of the new notes, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to the payment of Additional Amounts had the new notes been presented for payment on any date during such 30-day period;

•

any Taxes imposed solely as a result of the failure of the beneficial owner or any other person to comply with applicable certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connection with the Taxing Jurisdiction of the holder or beneficial owner of a new note, if such compliance is required by statute or regulation of the relevant Taxing Jurisdiction as a precondition to relief or exemption from such Taxes;

•

with respect to withholding Taxes imposed by the United States, any such Taxes imposed by reason of the failure of the beneficial owner to fulfill the statement requirements of sections 871(h) or 881(c) of the Code;

•	any Taxes that are payable by any method other than withholding or deduction by CIFSA or Covidien Ltd. or any paying agent from payments in respect of such new note;

•	any Taxes that are required to be withheld by any paying agent from any payment in respect of any new note if such payment can be made without such withholding by at least one other paying agent;

•

any Taxes required to be deducted or withheld pursuant to the European Council Directive 2003/48/EC of June 3, 2003 on the taxation of savings income in the form of interest payments, or any law implementing or complying with, or introduced in order to conform to, that Directive;

•	any withholding or deduction for Taxes which would not have been imposed if the relevant new note had been presented to another paying agent in a Member State of the European Union; or

•	any combination of the above conditions.

Additional Amounts also will not be payable to a holder of a new note that is a fiduciary, partnership, limited liability company or other fiscally transparent entity, or to a beneficial owner of a new note that is not the sole beneficial owner of such new note, as the case may be. This exception, however, will apply only to the extent that a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership, limited liability company or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment.

We refer to the amounts that CIFSA or Covidien Ltd. is required to pay to preserve the net amount receivable by the holders of new notes as “Additional Amounts.” Whenever in the indenture, the new notes, the guarantee or in this “Description of the New notes and the Guarantee” there is mentioned, in any context, the payment of principal, premium, if any, redemption price, interest or any other amount payable under or with respect to any new note, such mention includes the payment of Additional Amounts to the extent payable in the particular context. The foregoing provisions will survive any termination or the discharge of the indenture and will apply to any jurisdiction in which any successor to CIFSA or Covidien Ltd., as the case may be, is organized or is engaged in business for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Each of CIFSA and Covidien Ltd., as applicable, also:

•	will withhold or deduct the Taxes as required;

•	will remit the full amount of Taxes deducted or withheld to the relevant taxing authority in accordance with all applicable laws;

•	will use its commercially reasonable efforts to obtain from each Taxing Jurisdiction imposing such Taxes certified copies of tax receipts evidencing the payment of any Taxes deducted or withheld; and

•

upon request, will make available to the holders of the new notes, within 90 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by CIFSA or Covidien Ltd. or if, notwithstanding CIFSA’s or Covidien Ltd.’s efforts to obtain such receipts, the same are not obtainable, other evidence of such payments.

At least 30 days prior to each date on which any payment under or with respect to the new notes or the guarantee is due and payable, if CIFSA or Covidien Ltd. will be obligated to pay Additional Amounts with respect to such payment, CIFSA or Covidien Ltd. will deliver to the trustee an officer’s certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information as is necessary to enable the trustee to pay such Additional Amounts to holders of the new notes on the payment date.

In addition, CIFSA will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in Luxembourg or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the new notes.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event with respect to a series of new notes, unless CIFSA has exercised its right to redeem such new notes as described under “Redemption at CIFSA’s Option” or “Redemption Upon Changes in Withholding Taxes,” each holder of such new notes will have the right to require that CIFSA purchase all or a portion of such holder’s new notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at CIFSA’s option, prior to any Change of Control, but after the public announcement of the Change of Control, CIFSA is required to send, by first class mail, a notice to each holder of the applicable series of new notes, with a copy to the trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, shall state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. Holders of new notes electing to have new notes purchased pursuant to a Change of Control Offer will be required to surrender their new notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the new note completed, or transfer their new notes by book-entry transfer, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

CIFSA will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by CIFSA and such third party purchases all new notes properly tendered and not withdrawn under its offer.

Consummation of any such transaction in certain circumstances may require redemption or repurchase of the new notes, and CIFSA or the acquiring party may not have sufficient financial resources to effect such redemption or repurchase. Provisions in the indenture relating to a Change of Control Triggering Event may, in certain circumstances, make it more difficult or discourage any leveraged buyout of Covidien Ltd. or any of its subsidiaries. The indenture may not afford the holders of new notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

CIFSA will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of new notes pursuant to a Change of Control Offer. To the extent that any securities laws or regulations conflict with the “Change of Control” provisions of the indenture, CIFSA will comply with the applicable securities laws and regulations and shall be deemed not to have breached its obligations under the “Change of Control” provisions of the indenture by virtue thereof.

“Below Investment Grade Rating Event” means the applicable series of new notes are rated below an Investment Grade Rating by at least two of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of such new notes is under publicly-announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall be deemed not to have occurred in respect of a particular Change of Control (and thus shall be deemed not to be a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Change of Control” means the occurrence of any of the following events:

•

the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Covidien Ltd. and its subsidiaries taken as a whole to any person or group of persons for purposes of Section 13(d) of the Exchange Act other than Covidien Ltd. or one of its subsidiaries or a person controlled by Covidien Ltd. or one of its subsidiaries;

•

consummation of any transaction (including any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than Covidien Ltd.’s or its subsidiaries’ employee benefit plans, becomes the beneficial owner (as defined in Rules 13(d)(3) and 13(d)(5) under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting stock of Covidien Ltd., measured by voting power rather than number of shares; or

•

the replacement of a majority of the board of directors of Covidien Ltd. over a two-year period from the directors who constituted the board of directors of Covidien Ltd. at the beginning of such period, and such replacement shall not have been approved by at least a majority of the board of directors of Covidien Ltd. then still in office (either by a specific vote or by approval of a proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination) who either were members of such board of directors at the beginning of such period or whose election as a member of such board of directors was previously so approved.

Notwithstanding the foregoing, a transaction effected to create a holding company for Covidien Ltd. will not be deemed to involve a Change of Control if: (1) pursuant to such transaction Covidien Ltd. becomes a direct or indirect wholly-owned subsidiary of such holding company, (2) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of Covidien Ltd.’s voting stock immediately prior to that transaction and (3) immediately following the transaction no person is the beneficial owner, directly or indirectly, of more than 50% of the voting power represented by the outstanding voting stock of such holding company. Following any such transaction, references in this definition to Covidien Ltd. shall be deemed to refer to such holding company. For purposes of this definition, “voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

“Fitch” means Fitch Ratings Ltd.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the applicable series of new notes or fails to make a rating of such new notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by CIFSA (as certified by a resolution of CIFSA’s Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

Covenants

Affirmative Covenants

CIFSA has agreed in the indenture that it will:

•	pay the principal, interest and any premium on the new notes when due at the rate specified in the new notes;

•	maintain a place of payment;

•

along with Covidien Ltd., furnish to the trustee on or before March 31 of each year a certificate executed by the principal executive, financial or accounting officer as to such officer’s knowledge of CIFSA’s or Covidien Ltd.’s, as the case may be, compliance with all covenants and agreements under the indenture; and

•	make available to the trustee all reports and information filed with the SEC.

Negative Covenants

Limitation on the Ability to Incur Liens

The indenture provides that, so long as any of the new notes remain outstanding (but subject to defeasance, as provided in the indenture), CIFSA will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness that is secured by a mortgage, pledge, security interest, lien or encumbrance (each a “lien”) upon any property that at the time of such issuance, assumption or guarantee constitutes a Principal Property, or any shares of stock of or Indebtedness issued by any Restricted Subsidiary, whether now owned or hereafter acquired, without effectively providing that, for so long as such lien shall continue in existence with respect to such secured Indebtedness, the new notes (together with, if CIFSA determines, any other Indebtedness of CIFSA ranking equally with the new notes, it being understood that for purposes hereof, Indebtedness which is secured by a lien and Indebtedness which is not so secured shall not, solely by reason of such lien, be deemed to be of different ranking) shall be equally and ratably secured by a lien ranking ratably with or equal to (or at CIFSA’s option prior to) such secured Indebtedness. The foregoing covenant shall not apply to:

•	liens existing on the date the new notes were first issued;

•	liens on the stock, assets or Indebtedness of a person existing at the time such person becomes a Restricted Subsidiary unless created in contemplation of such person becoming a Restricted Subsidiary;

•

liens on any assets or Indebtedness of a person existing at the time such person is merged with or into or consolidated with or acquired by CIFSA or a Restricted Subsidiary or at the time of a purchase, lease or other acquisition of the assets of a corporation or firm as an entirety or substantially as an entirety by CIFSA or any Restricted Subsidiary;

•

liens on any Principal Property existing at the time of acquisition thereof by CIFSA or any Restricted Subsidiary, or liens to secure the payment of the purchase price of such Principal Property by CIFSA or any Restricted Subsidiary, or to secure any Indebtedness incurred, assumed or guaranteed by CIFSA or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price of such Principal Property or improvements or construction thereon, which Indebtedness is incurred, assumed or guaranteed prior to, at the time of or within one year after such acquisition (or in the case of real property, completion of such improvement or construction or commencement of full operation of such property, whichever is later); provided, however, that in the case of any such acquisition, construction or improvement, the lien shall not apply to any Principal Property theretofore owned by CIFSA or a Restricted Subsidiary, other than the Principal Property so acquired, constructed or improved (and any accessions thereto and improvements and replacements thereof and the proceeds of the foregoing);

•	liens securing Indebtedness owing by any Restricted Subsidiary to CIFSA, Covidien Ltd. or a subsidiary thereof or by CIFSA to Covidien Ltd.;

•

liens in favor of the United States or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract, statute, rule or regulation or to secure any Indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price (or, in the case of real property, the cost of construction or improvement) of the Principal Property subject to such liens (including liens incurred in connection with pollution control, industrial revenue or similar financings);

•

pledges, liens or deposits under workers’ compensation or similar legislation, and liens thereunder that are not currently dischargeable, or in connection with bids, tenders, contracts (other than for the payment of money) or leases to which CIFSA or any Restricted Subsidiary is a party, or to secure the public or statutory obligations of CIFSA or any Restricted Subsidiary, or in connection with obtaining or maintaining self-insurance, or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or to secure surety, performance, appeal or customs bonds to which CIFSA or any Restricted Subsidiary is a party, or in litigation or other proceedings in connection with the matters heretofore referred to in this bullet point, such as interpleader proceedings, and other similar pledges, liens or deposits made or incurred in the ordinary course of business;

•

liens created by or resulting from any litigation or other proceeding that is being contested in good faith by appropriate proceedings, including liens arising out of judgments or awards against CIFSA or any Restricted Subsidiary with respect to which CIFSA or such Restricted Subsidiary in good faith is prosecuting an appeal or proceedings for review or for which the time to make an appeal has not yet expired; or final unappealable judgment liens which are satisfied within 15 days of the date of judgment; or liens incurred by CIFSA or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which CIFSA or such Restricted Subsidiary is a party;

•

liens for taxes or assessments or governmental charges or levies not yet due or delinquent; or that can thereafter be paid without penalty, or that are being contested in good faith by appropriate proceedings; landlord’s liens on property held under lease; and any other liens or charges incidental to the conduct of the business of CIFSA or any Restricted Subsidiary, or the ownership of their respective assets, that were not incurred in connection with the borrowing of money or the obtaining of advances or credit and that, in the opinion of the board of directors of CIFSA, do not materially impair the use of such assets in the operation of the business of CIFSA or such Restricted Subsidiary or the value of such Principal Property for the purposes of such business;

•	liens to secure CIFSA’s or any Restricted Subsidiary’s obligations under agreements with respect to spot, forward, future and option transactions, entered into in the ordinary course of business;

•

liens not permitted by the foregoing bullet points, if at the time of, and after giving effect to, the creation or assumption of any such lien, the aggregate amount of all outstanding Indebtedness of CIFSA and its Restricted Subsidiaries (without duplication) secured by all such liens not so permitted by the foregoing bullet points, together with the Attributable Debt in respect of Sale and Lease-Back Transactions permitted by the first bullet point under “Limitation on Sale and Lease-Back Transactions” below do not exceed the greater of $675 million and 10% of Consolidated Net Worth; and

•

any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the foregoing bullet points if the principal amount of Indebtedness secured thereby unless otherwise excepted under the above bullet points does not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the assets (or any replacement assets) that secured the lien so extended, renewed or replaced (plus improvements and construction on real property).

Although this covenant limits CIFSA’s and any Restricted Subsidiary’s ability to incur indebtedness that is secured by liens on Principal Properties or on the shares of stock of or indebtedness issued by any Restricted Subsidiary, it would not prevent other of our subsidiaries from incurring Indebtedness secured by liens on shares of stock of or Indebtedness issued by Restricted Subsidiaries.

Limitation on Sale and Lease-Back Transactions

The indenture provides that so long as any of the new notes remain outstanding (but subject to defeasance, as provided in the indenture), CIFSA will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction unless:

•

CIFSA or such Restricted Subsidiary, at the time of entering into a Sale and Lease-Back Transaction, would be entitled to incur Indebtedness secured by a lien on the Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such Sale and Lease-Back Transaction, without equally and ratably securing the new notes pursuant to “Limitation on the Ability to Incur Liens”; or

•

the direct or indirect proceeds of the sale of the Principal Property to be leased are at least equal to the fair value of such Principal Property (as determined by CIFSA’s board of directors) and an amount equal to the net proceeds from the sale of the property or assets so leased is applied, within 180 days of the effective date of any such Sale and Lease-Back Transaction, to the purchase or acquisition (or, in the case of real property, commencement of the construction) of property or assets or to the retirement (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) of debt securities, or of Funded Indebtedness of CIFSA or a consolidated subsidiary ranking on a parity with or senior to the debt securities; provided that there shall be credited to the amount of net worth proceeds required to be applied pursuant to this bullet point an amount equal to the sum of (i) the principal amount of debt securities delivered within 180 days of the effective date of such Sale and Lease-Back Transaction to the trustee for retirement and cancellation and (ii) the principal amount of other Funded Indebtedness voluntarily retired by CIFSA within such 180-day period, excluding retirements of debt securities and other Funded Indebtedness as a result of conversions or pursuant to mandatory sinking fund or mandatory prepayment provisions.

For purposes of this section “Negative Covenants,” the following terms have the following meanings:

“Attributable Debt” in connection with a Sale and Lease-Back Transaction, as of any particular time, means the aggregate of present values (discounted at a rate that, at the inception of the lease, represents the effective interest rate that the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets) of the obligations of CIFSA or any Restricted Subsidiary for net rental payments during the remaining term of the applicable lease, including any period for which such lease has been extended or, at the option of the lessor, may be extended. The term “net rental payments” under any lease of any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including any amounts required to be paid by such lessee, whether or not designated as rental or additional rental, on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges.

“Consolidated Net Worth” at any date means total assets less total liabilities, in each case appearing on the most recently prepared consolidated balance sheet of Covidien Ltd. and its subsidiaries as of the end of a fiscal quarter of Covidien Ltd., prepared in accordance with United States generally accepted accounting principles as in effect on the date of the consolidated balance sheet.

“Consolidated Tangible Assets” at any date means total assets less all intangible assets appearing on the most recently prepared consolidated balance sheet of Covidien Ltd. and its subsidiaries as of the end of a fiscal quarter of Covidien Ltd., prepared in accordance with United States generally accepted accounting principles as in effect on the date of the consolidated balance sheet. “Intangible assets” means the amount (if any) stated under the heading “Goodwill and Other Intangible Assets, Net” or under any other heading of intangible assets separately listed, in each case on the face of such consolidated balance sheet.

“Funded Indebtedness” means any Indebtedness maturing by its terms more than one year from the date of the determination thereof, including any Indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of the determination thereof.

“Indebtedness” means, without duplication, the principal amount (such amount being the face amount or, with respect to original issue discount bonds or zero coupon new notes, bonds or debentures or similar securities, determined based on the accreted amount as of the date of the most recently prepared consolidated balance sheet of Covidien Ltd. and its subsidiaries as of the end of a fiscal quarter of Covidien Ltd. prepared in accordance with United States generally accepted accounting principles as in effect on the date of such consolidated balance sheet) of (i) all obligations for borrowed money, (ii) all obligations evidenced by debentures, new notes or other similar instruments, (iii) all obligations in respect of letters of credit or bankers’ acceptances or similar instruments or reimbursement obligations with respect thereto

(such instruments to constitute Indebtedness only to the extent that the outstanding reimbursement obligations in respect thereof are collateralized by cash or cash equivalents reflected as assets on a balance sheet prepared in accordance with United States generally accepted accounting principles), (iv) all obligations to pay the deferred purchase price of property or services, except (A) trade and similar accounts payable and accrued expenses, (B) employee compensation, deferred compensation and pension obligations, and other obligations arising from employee benefit programs and agreements or other similar employment arrangements, (C) obligations in respect of customer advances received and (D) obligations in connection with earnout and holdback agreements, in each case in the ordinary course of business, (v) all obligations as lessee to the extent capitalized in accordance with United States generally accepted accounting principles, and (vi) all Indebtedness of others consolidated in such balance sheet that is guaranteed by CIFSA or any of its subsidiaries or for which CIFSA or any of its subsidiaries is legally responsible or liable (whether by agreement to purchase indebtedness of, or to supply funds or to invest in, others).

“Principal Property” means any U.S. manufacturing, processing or assembly plant or any U.S. warehouse or distribution facility of Covidien Ltd. or any of its subsidiaries that is used by any U.S. subsidiary of CIFSA and (A) is owned by Covidien Ltd. or any subsidiary of Covidien Ltd. on the date hereof, (B) the initial construction of which has been completed after the date hereof or (C) is acquired after the date hereof, in each case other than any such plants, facilities, warehouses or portions thereof, that in the opinion of the board of directors of CIFSA, are not collectively of material importance to the total business conducted by Covidien Ltd. and its subsidiaries as an entirety, or that has a net book value (excluding any capitalized interest expense) on the date hereof in the case of clause (A) of this definition, on the date of completion of the initial construction in the case of clause (B) of this definition or on the date of acquisition in the case of clause (C) of this definition, of less than 2.0% of Consolidated Tangible Assets on the consolidated balance sheet of Covidien Ltd. and its subsidiaries as of the applicable date.

“Restricted Subsidiary” means any subsidiary of CIFSA that owns or leases a Principal Property.

“Sale and Lease-Back Transaction” means an arrangement with any person providing for the leasing by CIFSA or a Restricted Subsidiary of any Principal Property whereby such Principal Property has been or is to be sold or transferred by CIFSA or a Restricted Subsidiary to such person other than Covidien Ltd., CIFSA or any of their respective subsidiaries; provided, however, that the foregoing shall not apply to any such arrangement involving a lease for a term, including renewal rights, for not more than three years

Limitation on Covidien Ltd.’s and CIFSA’s Ability to Consolidate, Merge and Sell Assets

The indenture provides that neither CIFSA nor Covidien Ltd. will merge or consolidate with any other person and will not sell or convey all or substantially all of its assets to any person, unless:

•

either Covidien Ltd. or CIFSA, as the case may be, shall be the continuing entity, or the successor entity or the person which acquires by sale or conveyance substantially all the assets of Covidien Ltd. or CIFSA, as the case may be (if other than Covidien Ltd. or CIFSA, as the case may be), (A) shall expressly assume the due and punctual payment of the principal of, premium, if any, and interest on the new notes or the obligations under the guarantee, as the case may be, according to their tenor, and the due and punctual performance and observance of all of the covenants and agreements of the indenture to be performed or observed by Covidien Ltd. or CIFSA, as the case may be, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such person, and (B) is an entity treated as a “corporation” for U.S. tax purposes or Covidien Ltd. or CIFSA, as the case may be, obtains either (x) an opinion, in form and substance reasonably acceptable to the trustee, of tax counsel of recognized standing reasonably acceptable to the trustee, or (y) ruling from the U.S. Internal Revenue Service, in either case to the effect that such merger or consolidation, or such sale or conveyance, will not result in an exchange of the new notes for new debt instruments for U.S. federal income tax purposes; and

•

no event of default and no event that, after notice or lapse of time or both, would become an event of default shall be continuing immediately after such merger or consolidation, or such sale or conveyance.

Events of Default

The following are events of default under the indenture with respect to each series of the new notes:

•	default in the payment of any installment of interest upon any of such new notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

•

default in the payment of all or any part of the principal of or premium, if any, on any of such new notes as and when the same shall become due and payable either at maturity, upon redemption, by declaration or otherwise; or

•

default in the performance, or breach, of any covenant or agreement of Covidien Ltd. or CIFSA in respect of such new notes and the guarantee (other than the failure to comply with any covenant or agreement contained in Section 314(a)(1) of the Trust Indenture Act or to file with the trustee the information that may be required to be filed with the SEC or a default or breach specifically dealt with elsewhere), and continuance of such default or breach for a period of 90 days after the date on which there has been given, by registered or certified mail, to Covidien Ltd. and CIFSA by the trustee or to Covidien Ltd., CIFSA and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of all series issued under the indenture affected thereby, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the indenture; or

•

the guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by Covidien Ltd. or CIFSA not to be, in full force and effect and enforceable in accordance with its terms except to the extent contemplated by the indenture and such guarantee; or

•

a court having jurisdiction in the premises shall enter a decree or order for relief in respect of CIFSA or Covidien Ltd. in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of CIFSA or Covidien Ltd. or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or

•

CIFSA or Covidien Ltd. shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of CIFSA or Covidien Ltd. or for any substantial part of its property, or make any general assignment for the benefit of creditors; or

•

an event of default shall happen and be continuing with respect to CIFSA’s or Covidien Ltd.’s Indebtedness for borrowed money (other than Non-Recourse Indebtedness) under any indenture or other instrument evidencing or under which CIFSA or Covidien Ltd. shall have a principal amount outstanding (such amount with respect to original issue discount bonds or zero coupon new notes, bonds or debentures or similar securities based on the accreted amount determined in accordance with United States generally accepted accounting principles and as of the date of the most recently prepared consolidated balance sheet of CIFSA or Covidien Ltd., as the case may be) in excess of $100,000,000, and such event of default shall involve the failure to pay the principal of such Indebtedness on the final maturity date thereof after the expiration of any applicable grace period with respect thereto, or such Indebtedness shall have been accelerated so that the same shall have become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled within ten business days after notice thereof shall have been given to CIFSA and Covidien Ltd. by the trustee, or to CIFSA, Covidien Ltd. and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding debt securities of all series under the indenture affected thereby; provided that, if such event of default under such indenture or instrument shall be remedied or cured by CIFSA or Covidien Ltd. or waived by the requisite holders of such Indebtedness, then the event of default under the indenture by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the trustee or any of the holders of debt securities under the indenture.

For purposes of this section “Events of Default,” the following terms have the following meanings:

“Indebtedness” has the definition given to it in the section “Negative Covenants.”

“Non-Recourse Indebtedness” means Indebtedness upon the enforcement of which recourse may be had by the holder(s) thereof only to identified assets of Covidien Ltd. or CIFSA or any subsidiary of Covidien Ltd. or CIFSA and not to Covidien Ltd. or CIFSA or any subsidiary of Covidien Ltd. or CIFSA personally (subject to, for the avoidance of doubt, customary exceptions contained in non-recourse financings to the non-recourse nature of the obligations thereunder).

Any failure to perform, or breach of, any covenant or agreement of Covidien Ltd. or CIFSA in respect of the new notes and the guarantee contained in Section 314(a)(1) of the Trust Indenture Act or to file with the trustee the information that may be required to be filed with the SEC shall not be a default or an Event of Default. Remedies against Covidien Ltd. and CIFSA for any such failure or breach will be limited to liquidated damages. If there is such a failure or breach and continuance of such failure or breach for a period of 90 days after the date on which there has been given, by registered or certified mail, to Covidien Ltd. and CIFSA by the trustee or to Covidien Ltd., CIFSA and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of all series under the indenture affected thereby, a written notice specifying such failure or breach and requiring it to be remedied and stating that such notice is a “Notice of Reporting Noncompliance” under the indenture, CIFSA will pay liquidated damages to all holders of new notes, at a rate per year equal to 0.25% of the principal amount of such new notes from the 90th day following such notice to and including the 150th day following such notice and at a rate per year equal to 0.5% of the principal amount of such Securities from and including the 151st day following such notice, until such failure or breach is cured.

In any event of default with respect to a series of new notes, unless the principal of all such new notes has already become due and payable, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding new notes of such series, by notice in writing to CIFSA and Covidien Ltd., and to the trustee if notice is given by such holders, may declare the unpaid principal of all such new notes to be due and payable immediately.

The holders of a majority in principal amount of the outstanding new notes of a series may waive any default in the performance of any of the covenants contained in the indenture with respect to the new notes of such series and its consequences, except a default regarding payment of principal, premium, if any, or interest. Any such waiver shall cure such default.

Subject to the terms of the indenture, if an event of default under the indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the new notes if the trustee determines in good faith that the proceeding could result in personal liability. The holders of a majority in principal amount of the outstanding new notes of a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, with respect to the new notes of such series, provided that:

•	it is not in conflict with any law or the indenture; and

•	it is not unduly prejudicial to the rights of the holders of the debt securities of another series issued under the indenture.

•	A holder of the new notes of a series will only have the right to institute a proceeding under the indenture or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to the new notes of such series;

•

the holders of at least 25% in aggregate principal amount of the outstanding new notes of such series have made a written request, and such holders have offered reasonable indemnity, to the trustee to institute such proceeding as trustee; and

•

the trustee does not institute such action, suit or proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding new notes of such series other conflicting directions within 60 days after such notice, request and offer.

The right of any holder to receive payment of principal, premium, if any, or interest or to institute a suit for such payment shall not be impaired without the consent of such holder.

Modification of the Indenture

CIFSA, Covidien Ltd. and the trustee may enter into a supplemental indenture or indentures without the consent of any holders of the new notes with respect to certain matters, including:

•

to cure any ambiguity, defect or inconsistency in the indenture or any series of debt securities, including making any such changes as are required for the indenture to comply with the Trust Indenture Act, or to make such other provisions in regard to matters or questions arising under the indenture as the board of directors of CIFSA may deem necessary or desirable, and which shall not in either case adversely affect the interest of the holders of outstanding debt securities in any material respect;

•

to evidence the succession of another person to Covidien Ltd. or CIFSA, or successive successions, and the assumption by the successor person of the covenants, agreements and obligations of Covidien Ltd. or CIFSA, as the case may be, pursuant to provisions in the indenture concerning consolidation, merger, the sale of assets or successor entities;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to add covenants for the benefit of the holders of all or any outstanding series of debt securities or to surrender any of CIFSA’s or Covidien Ltd.’s rights or powers;

•	to add any additional events of default for the benefit of the holders of all or any outstanding series of debt securities;

•	to change or eliminate any provisions of the indenture if the provision that is changed or eliminated does not apply to any outstanding debt securities;

•	to secure the debt securities of any series;

•	to make any other change that does not adversely affect the rights of any holder of outstanding debt securities in any material respect;

•

to provide for the issuance of and establish the form and terms and conditions of any series of debt securities as provided in the indenture, to provide which, if any, of the covenants of CIFSA shall apply to such series, to provide which of the events of default shall apply to such series, to provide for the terms and conditions upon which the guarantee by Covidien Ltd. of such series may be released or terminated or to define the rights of the holders of such series of debt securities;

•

to issue additional debt securities of any series if such additional debt securities have the same terms and will be part of the same series as the applicable series of debt securities to the extent required under the indenture; and

•

to provide for a successor trustee with respect to the debt securities of one or more series and add or change any provision of the indenture to provide for or to facilitate the administration of the trust by more than one trustee.

In addition, under the indenture, the rights of holders may be changed by CIFSA, Covidien Ltd. and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series at the time outstanding that are affected. However, the following changes may only be made with the consent of each holder of outstanding debt securities affected:

•

extend a fixed maturity of or any installment of principal of any debt securities of any series or reduce the principal amount thereof or reduce the amount of principal of any original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof;

•	reduce the rate of or extend the time for payment of interest on any debt security of any series;

•	reduce the premium payable upon the redemption of any debt security;

•	make any debt security payable in currency other than that stated in the debt security;

•	impair the right to institute suit for the enforcement of any payment on or after the fixed maturity thereof or, in the case of redemption, on or after the redemption date; or

•	reduce the percentage of debt securities the holders of which are required to consent to any such supplemental indenture or indentures.

An amendment of a provision included solely for the benefit of one or more series of debt securities does not affect the interests of the holders of any other series of debt securities.

It will not be necessary for the consent of the holders to approve the particular form of any proposed supplement, amendment or waiver, but it shall be sufficient if the consent approves the substance of it.

Information Concerning the Trustee

Deutsche Bank Trust Company Americas, an affiliate of one of the initial purchasers participating in this offering, serves as trustee under the indenture. Pursuant to the Trust Indenture Act, if a default occurs with respect to any series of the new notes, Deutsche Bank Trust Company Americas would be required to resign as trustee within 90 days of default unless such default were cured, duly waived or otherwise eliminated.

The trustee, upon an event of default under the indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties if there is reasonable ground for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of the indenture or adequate indemnity against such risk is not reasonably assured it.

The trustee may resign with respect to one or more series of debt securities by giving a written notice to CIFSA and to the holders of that series of debt securities. The holders of a majority in principal amount of the outstanding debt securities of a particular series may remove the trustee by notifying CIFSA and the trustee. CIFSA may remove the trustee if:

•	the trustee acquires a “conflicting interest,” as such term is defined in the Trust Indenture Act, and fails to comply with Trust Indenture Act;

•	the trustee fails to comply with the eligibility requirements provided in the indenture; or

•	the trustee:

•	is incapable of acting,

•	is adjudged to be bankrupt or insolvent,

•	commences a voluntary bankruptcy proceeding, or

•	a receiver is appointed for the trustee, its property or its affairs for the purpose of rehabilitation, conservation or liquidation.

If the trustee resigns or is removed or if the office of the trustee is otherwise vacant, CIFSA will appoint a successor trustee in accordance with the provisions of the indenture.

A resignation or removal of the trustee and appointment of a successor trustee shall become effective only upon the successor trustee’s acceptance of the appointment as provided in the indenture.

Payment and Paying Agents

The interest on the new notes on any interest payment date will be paid to the person in whose name such new notes (or one or more predecessor new notes) are registered at the close of business on the regular record date for such interest.

CIFSA may appoint one or more paying agents, other than the trustee, for all or any series of the debt securities. The debt securities of a particular series will be surrendered for payment at the office of the paying agents designated by CIFSA. If CIFSA does not designate such an office, the corporate trust office of the trustee will serve as the office of the paying agent for such series.

All funds paid by Covidien Ltd. or CIFSA to a paying agent or the trustee for the payment of the principal of, premium, if any, or interest on the new notes which remains unclaimed at the end of one year after such principal, premium, if any, or interest has become due and payable will be repaid to Covidien Ltd. or CIFSA, as the case may be, and the holder of the new notes thereafter may look only to Covidien Ltd. and CIFSA for payment thereof.

Governing Law

The indenture and the new notes are deemed to be a contract made under the internal laws of the State of New York, and for all purposes will be construed in accordance with the laws of New York without regard to conflicts of laws principles that would require the application of any other law except to the extent that the Trust Indenture Act is applicable.

Satisfaction and Discharge

CIFSA’s obligations with respect to a series of the new notes will be discharged upon Covidien Ltd.’s or CIFSA’s irrevocable deposit with the trustee, in trust, of funds or governmental obligations sufficient to pay at maturity within one year or upon redemption within one year all of such new notes which have not already been delivered to the trustee for cancellation, including:

•	principal;

•	premium, if any;

•	unpaid interest; and

•	all other payments due under the terms of the indenture with respect to such new notes.

Notwithstanding the above, CIFSA may not be discharged from the following obligations which will survive until such new notes mature:

•	to make any interest or principal payments that may be required;

•	to register the transfer or exchange of such new notes;

•	to replace stolen, lost or mutilated new notes;

•	to maintain a paying agent; and

•	to appoint a new trustee as required.

CIFSA also may not be discharged from the following obligations which will survive the satisfaction and discharge of such new notes:

•	to compensate and reimburse the trustee in accordance with the terms of the indenture; and

•	to receive unclaimed payments held by the trustee for at least one year and remit such payments to the holders if required.

Defeasance of Covenants Under Certain Circumstances

Upon compliance with specified conditions, CIFSA will not be required to comply with some covenants contained in the indenture and the supplemental indenture, and any omission to comply with the obligations will not constitute a default or event of default relating to such new notes, or, if applicable, CIFSA’s obligations with respect to such new notes will be discharged. These conditions include:

•

the irrevocable deposit, in trust with the trustee for the benefit of the holders of such new notes, of funds, or governmental obligations, in each case, sufficient to pay all the principal of, premium, if any, and interest on such new notes to maturity or redemption, as the case may be, and all other amounts payable by CIFSA under the indenture;

•

the delivery to such trustee of a certificate signed by authorized persons and an opinion of counsel, each stating that all conditions precedent specified in the indenture relating to covenant defeasance have been complied with;

•

an event of default under the indenture described in the first, second, fourth, fifth or sixth bullet points in the first paragraph under the caption “Events of Default” has not occurred and is not continuing, and an event which with notice or lapse of time or both would become such an event of default with respect to such new notes has not occurred and is not continuing, on the date of such deposit;

•

the delivery to such trustee of an opinion of counsel or a ruling received by the Internal Revenue Service to the effect that the holders of such new notes will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of such covenant defeasance and will be subject to federal income tax in the same amount and in the same manner and at the same times as would have been the case absent such exercise;

•	the trustee will not have a conflicting interest for the purposes of the Trust Indenture Act with respect to any debt securities due to the defeasance; and

•	such covenant defeasance will not result in the trust arising from such deposit constituting, unless it is qualified, a regulated investment company under the Investment Company Act of 1940.

Compliance Certificates and Opinions of Counsel

The indenture requires Covidien Ltd. or CIFSA to furnish the following to the trustee under certain circumstances:

•

in the case of any redemption of debt securities prior to the expiration of any restriction on redemption contained in the debt securities or the indenture, a certificate evidencing compliance with the restriction;

•	as may be required by the SEC, information, documents and reports as to compliance with or defaults under the indenture;

•

prior to the closing of any consolidation, merger into, sale, transfer, lease or conveyance of Covidien Ltd. or CIFSA’s assets substantially as an entirety, a certificate and an opinion of counsel as to compliance with the indenture and the conditions set forth under the heading “Limitation on Covidien Ltd. and CIFSA’s Ability to Consolidate, Merge and Sell Assets”;

•

prior to a defeasance, a certificate and an opinion of counsel, each stating that all conditions precedent specified in the indenture relating to satisfaction and discharge have been complied with; and

•

unless a certificate or opinion of counsel is not already required, in connection with any action that CIFSA may ask the trustee to take under the indenture, a certificate and/or an opinion of counsel as to compliance with conditions precedent in the indenture relating to the proposed action.

Trustee

Deutsche Bank Trust Company Americas will serve as the trustee for the new notes. The address of the corporate trust office of the trustee is 60 Wall Street, 27th Floor, New York, New York 10005.

Agent for Service of Process

Our agent for service of process in the State of New York for any action relating to the indenture or the new notes is CT Corporation System, which currently maintains a New York City office at 111 Eighth Ave., 13th Floor, New York, New York 10011.

Book-Entry, Delivery and Form

Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. New notes will be issued at the closing of this offering only in exchange for and against delivery of old notes.

Each series of new notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC’s nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

Beneficial interests in the Global Notes may not be exchanged for new notes in certificated form (“certificated notes”) except in the limited circumstances described below. See “Exchange of Global Notes for Certificated Notes.”

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, including, if applicable, those of Euroclear and Clearstream, which may change from time to time.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for certificated notes in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof if:

•

DTC (a) notifies CIFSA that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, CIFSA fails to appoint a successor depositary within 90 days;

•	CIFSA, at its option, notifies the applicable trustee in writing that it elects to cause the issuance of the certificated notes; or

•	there has occurred and is continuing a default or event of default with respect to the new notes.

In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be in registered form, registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary in accordance with its customary procedures and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

•

ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described above, owners of beneficial interests in the Global Notes will not have new notes registered in their names, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder of the new notes under the indenture. Under the terms of the indenture, CIFSA, Covidien Ltd. and the trustee will treat the persons in whose names the new notes, including the Global Notes, are registered as the owners of the new notes for the purpose of receiving payments and for all other purposes. Consequently, none of CIFSA, Covidien Ltd. or the trustee nor any of their agents has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us . Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the new notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Transfer Restrictions,” transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the new notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the new notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the new notes, DTC reserves the right to exchange the Global Notes for certificated notes, and to distribute such new notes to the Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of CIFSA, Covidien Ltd., the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

RELATIONSHIP WITH TYCO INTERNATIONAL AND TYCO ELECTRONICS

This section of the prospectus summarizes material agreements among us, Tyco International and Tyco Electronics that will govern the ongoing relationships among the three companies. We may negotiate additional or modified agreements at arm’s length.

Agreements with Tyco International and Tyco Electronics

On June 29, 2007, we entered into a Separation and Distribution Agreement with Tyco International to provide a framework for our relationship with Tyco International. In addition to the Separation and Distribution Agreement, which contains many of the key provisions related to our separation from Tyco International, the parties also entered into a Tax Sharing Agreement on June 29, 2007. These agreements govern the relationships among us, Tyco International and Tyco Electronics and provide for the allocation among us, Tyco International and Tyco Electronics of Tyco International’s assets, liabilities and obligations attributable to periods prior to the respective separations from Tyco International.

The description of the Separation and Distribution Agreement set forth below is qualified in its entirety by reference to the complete terms and conditions of the Separation and Distribution Agreement. The description of the Tax Sharing Agreement set forth below is qualified in its entirety by reference to the complete terms and conditions of the Tax Sharing Agreement.

Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth our agreements with Tyco International and Tyco Electronics regarding the principal transactions necessary to separate us from Tyco International. It also sets forth other agreements that govern certain aspects of our relationship with Tyco International and Tyco Electronics after the completion of the separation plan.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies assets transferred, liabilities assumed and contracts assigned to each of us, Tyco Electronics and Tyco International as part of the separation of Tyco International into three companies, and describes when and how these transfers, assumptions and assignments would occur. In particular, the Separation and Distribution Agreement provides that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•

All of the assets and liabilities primarily related to Tyco Electronics’ business—the business and operations of Tyco International’s electronics segment—were retained by or transferred to Tyco Electronics.

•	All of the assets and liabilities primarily related to our business—the business and operations of Tyco International’s healthcare segment—were retained by or transferred to us.

•

All of the assets and liabilities primarily related to the business and operations of Tyco International’s fire, security and engineered products and services segments were retained by or transferred to Tyco International.

•

Liabilities related to, arising out of or resulting from each previously terminated or divested business of Tyco International that are not sufficiently associated with the current business of any of the parties are allocated to specific parties. Liabilities related to, arising out of or resulting from the Plastics, Adhesives and Ludlow Coated Products business, as well as the A&E business, which were previously divested by Tyco International, were allocated to us.

•

Each party assumes or retains any liabilities relating to its employees in respect of the period prior to, on or following June 29, 2007, the effective time of the Separation and Distribution Agreement.

•

Each party or one of its subsidiaries assumed or retained any liabilities relating to any of its or its subsidiaries’ or controlled affiliates’ indebtedness, regardless of the issuer of such indebtedness, exclusively relating to its business or secured exclusively by its assets.

•

We assumed 42%, Tyco Electronics assumed 31% and Tyco International assumed 27% of certain contingent and other corporate liabilities of Tyco International, which include securities litigation, certain legacy tax contingencies and any actions with respect to the separation plan or the distributions made or brought by any third party. Any amounts relating to these contingent and other corporate liabilities paid to Tyco International after the spin-offs that are subject to the allocation provisions of the Separation and Distribution Agreement are shared among us, Tyco Electronics and Tyco International pursuant to the same allocation ratio. Under the Separation and Distribution Agreement, we, Tyco International and Tyco Electronics are jointly and severally liable for amounts relating to the class action settlement.

•

Subject to certain limitations, Tyco International is responsible for finalizing the settlement agreement entered into on May 14, 2007 and applying to the court for approval of the settlement agreement and has the right to control the defense and settlement of any other litigation related to the shared contingent and other corporate liabilities referred to above. All costs and expenses that Tyco International incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Tyco International, Tyco Electronics and us.

•

Tyco International retains control of and bears all costs of currently pending litigation between it and members of its former senior management. In order to align the management of contingent liabilities and contingent assets relating to members of its former senior management, any amounts paid to Tyco International after the separation as a result of this litigation, and any liability arising from pending counterclaims brought by its former senior management, is retained by Tyco International and was not allocated to either us or Tyco Electronics. The proceeds of such litigation, net of attorneys’ fees, will be shared with the certified class in accordance with the 50% sharing provision of the class action settlement.

•

We are entitled to 42% and Tyco Electronics is entitled to 31% of certain contingent corporate assets of Tyco International, which are not primarily related to any of our business, the business of Tyco Electronics or Tyco International’s fire, security and engineered products and services businesses and which are not specifically assigned to us, Tyco International or Tyco Electronics, although we expect any such contingent assets to consist only of currently unknown assets and not to be material.

•

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, other than the costs and expenses relating to the issuance of debt or debt-related securities by any party or its subsidiaries (the costs and expenses of which are expected to be the responsibility of such party), the corporate costs and expenses incurred after the distribution date relating to the separation are borne by the party incurring such expenses.

The majority of Tyco International’s assets and liabilities directly relate to individual businesses and have been assigned or allocated accordingly. Certain litigation and tax contingencies are considered to be obligations of all of Tyco International’s businesses, best managed centrally, and appropriately shared among us, Tyco International and Tyco Electronics through pre-determined, fixed percentages. The primary consideration for determining those fixed percentages was each entity’s ability to pay, in order to reduce the probability that any settlement of contingencies would disproportionately impact an individual company’s financial condition.

In developing the assignment of our assets and liabilities in connection with separation, Tyco International considered a number of factors, including familiarity with the allocated asset or liability, the ability to operate the asset or discharge a liability, the efficiencies achieved though the allocation methodologies, corporate structure, future capital structure and operating plans and targeted debt levels. On the basis of these considerations, we were assigned the assets, liabilities and legal entities which comprised the former Plastics, Adhesives and Ludlow Coated Products business, as well as the A&E Products business.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets have been transferred on an “as is,” “where is” basis and the respective transferees bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with.

Certain of the liabilities and obligations assumed by one party or for which one party has an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances

To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated, the parties have agreed to cooperate to effect such transfers as promptly as practicable. In addition, each of the parties has agreed to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and any ancillary agreements.

The Distributions

The Separation and Distribution Agreement also governs the rights and obligations of the parties regarding the distributions. Each of us and Tyco Electronics agreed to distribute to Tyco International as a share dividend the number of such party’s common shares distributable to effectuate the applicable separation. On June 29, 2007, Tyco International caused its agent to distribute to Tyco International shareholders that held Tyco International common shares as of June 18, 2007 all the common shares of the company being separated from Tyco International.

Releases and Indemnification

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party has released and forever discharged each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement or to ordinary course trade payables and receivables.

In addition, the Separation and Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Tyco International’s business and Tyco Electronics’ business with Tyco International and Tyco Electronics, respectively. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement; and

•	any breach by such party of the Separation and Distribution Agreement.

Legal Matters

Each party to the Separation and Distribution Agreement assumed the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

Each party to a claim will agree to cooperate in defending any claims against two or more parties for events that took place prior to, on or after June 29, 2007, the date of the separation.

Tyco International initially will act as managing party and manage and assume control of all legal matters related to any assumed Tyco International contingent liability or Tyco International contingent asset, including settlement of such legal matters. In the event of the bankruptcy or insolvency of Tyco International, Covidien will become the managing party. In addition, in the event of a change in control of the managing party, a change in the chief executive officer of the managing party or a change in the majority of the board of directors of the managing party, the managing party may be changed by the vote of two of the three parties to the Separation and Distribution Agreement.

Moreover, on an annual basis the parties to the Separation and Distribution Agreement will determine whether or not to change the managing party and the vote of two of the three parties will be sufficient to effect such change. Each of us, Tyco Electronics and Tyco International will cooperate fully with the applicable managing party in connection with the management of such assets and liabilities. All costs and expenses related thereto shall be shared equally by these three parties. If any party defaults in payment of its portion of any assumed Tyco International contingent liability or the cost of managing any Tyco International contingent asset, each non-defaulting party will be responsible for an equal portion of the amount in default together with any other non-defaulting party, although any such payments will not release the obligation of the defaulting party.

Employee Matters

The Separation and Distribution Agreement allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation of Tyco International, including the treatment of certain outstanding and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. The Separation and Distribution Agreement also provides that outstanding Tyco International share options and restricted share unit awards will be adjusted equitably in connection with each distribution. See “Management of Covidien—Treatment of Outstanding Equity Compensation Arrangements.”

Insurance

The Separation and Distribution Agreement provides for the rights of the parties to report claims under existing insurance policies written by non-affiliates of Tyco International for occurrences prior to each separation and sets forth procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement allocates among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies. The Separation and Distribution Agreement provides that Tyco International will continue to own and operate White Mountain and Mountainbran, its captive insurance companies, and we and Tyco Electronics will continue our rights as policyholders with respect to existing policies written by those companies for our benefit. The Separation and Distribution Agreement also provides that Tyco International will obtain, subject to the terms of the agreement, certain executive risk insurance policies, namely directors and officers policies and fiduciary and employment practices policies, to apply against certain pre-separation claims, if any.

Tyco International maintains a variety of global commercial insurance programs with non-affiliates of Tyco International. All of these programs are subject to the policies, terms and conditions, policy limits and deductibles of the policies. The facts and circumstances of each pre-separation claim will govern the determination of whether the occurrence is covered by existing insurance policies written by non-affiliates of Tyco International or Tyco International’s affiliated, captive insurance companies, White Mountain or Mountainbran, or alternatively, is not covered by any insurance policy existing as of the date of the separation.

Dispute Resolution

In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties and such other representatives as the parties designate will negotiate to resolve any disputes among the parties. If the parties are unable to resolve the dispute in this manner within 45 days then, unless agreed otherwise by the parties, the parties will submit the dispute to mediation for an additional period of 30 days. If the parties are unable to resolve the dispute in this manner until certain litigation related to shared contingent liabilities is finally resolved, the dispute will be resolved through binding arbitration and in all matters involving only claims for monetary damages the parties will be required to each submit a proposal and the arbitrators shall be limited to awarding only one of the proposals submitted. Following resolution of such shared contingent liabilities, the parties will not be bound to arbitrate and may elect to resolve any disputes by litigation.

Other Matters Governed by the Separation and Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Tax Sharing Agreement

On June 29, 2007, we entered into a Tax Sharing Agreement with Tyco International and Tyco Electronics that generally governs Tyco International’s, Tyco Electronics’ and our respective rights, responsibilities, and obligations with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Tyco Electronics or us to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the separation to qualify for tax-favored treatment under the Code.

Under the Tax Sharing Agreement, with certain exceptions, we generally are responsible for the payment of:

•

all taxes attributable to us or our subsidiaries that are reported on tax returns for tax periods ending on or before June 29, 2007, the date of the distribution, all taxes attributable to us or our subsidiaries reported on any income tax returns filed by Tyco International, Tyco Electronics or us for tax periods that straddle the date of the distribution, and all taxes attributable to us or our subsidiaries reported on tax returns for periods beginning after the date of the distribution;

•	any non-U.S. income taxes and other non-income taxes resulting from a tax audit to the extent such taxes are attributable to us and our subsidiaries;

•	for periods or portions thereof ending on or before June 29, 2007, 42% of any additional:

•	U.S. income taxes that are required to be paid to a U.S. tax authority as a result of a U.S. tax audit of Tyco International’s, Tyco Electronics’ or our subsidiaries’ income tax returns; and

•

non-U.S. income taxes that are required to be paid to a tax authority as a result of a tax audit of Tyco International’s, Tyco Electronics’ or our subsidiaries’ income tax returns but only to the extent that such taxes are attributable to adjustments to intercompany transactions or similar adjustments; and

•

42% of any taxes arising from a failure of the distribution of all of the stock of Tyco Electronics or us, or any internal transaction undertaken in anticipation of the separation, to qualify for tax-free or tax-favored treatment under the Code, as the case may be, unless such taxes result from either an action or failure to act on our part, in which case we will be responsible for all of such taxes or an action or failure to act on the part of Tyco International or Tyco Electronics, in which case Tyco International or Tyco Electronics, as applicable, will be responsible for all such taxes.

The Tax Sharing Agreement also contains restrictions on our, Tyco International’s and Tyco Electronics’ ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the separation to fail to qualify as tax-free or tax-favored transactions, as the case may be, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire 35% or more of our common shares or engaging in certain internal transactions. These restrictions apply for the two-year period after the distributions, unless the responsible party obtains the consent of the other parties or obtains a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or the internal transactions undertaken in anticipation of the separation to fail to qualify as tax-favored transactions and such letter ruling or opinion, as the case may be, is acceptable to the parties. Moreover, the Tax Sharing Agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or the internal transactions to qualify as tax-favored transactions under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or the responsible party obtains a favorable letter ruling or tax opinion. In addition, it sets forth the respective rights, responsibilities, and obligations among us, Tyco Electronics and Tyco International with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation, and other tax matters. Specifically, in regards to a U.S. income tax audit, Tyco International will administer the tax audit and control its settlement in its sole discretion. The other parties to the Tax Sharing Agreement will only be able to remove Tyco International as the controlling party under limited circumstances, including a change of control or bankruptcy of Tyco International, or by a majority vote of the parties on or after June 29, 2009.

In regards to any other tax audit, the party or its subsidiary that is subject to the tax audit will administer the tax audit and control its settlement in its sole discretion.

General Corporate Overhead

In addition to the services discussed above for which costs were directly allocated to us by Tyco International, certain corporate services were charged to us through Tyco International’s general corporate overhead allocation, which was calculated on the percentage of our sales relative to Tyco International’s consolidated net revenues. These services included treasury, tax, legal, internal audit, human resources and risk management. Our share of the general corporate overhead was $109 million in fiscal 2007, $141 million in fiscal 2006 and $185 million in fiscal 2005.

License Agreement

Under a License Agreement with Tyco International Services GmbH we received a license to use the “Tyco” trade names, trademarks and service marks for a transition period following the separation.

MANAGEMENT OF COVIDIEN

Directors and Executive Officers

The following table sets forth information as of April 1, 2008 with respect to our directors and executive officers.

Name	Age	Position(s)
Richard J. Meelia	59	President, Chief Executive Officer and Director
Charles J. Dockendorff	53	Executive Vice President and Chief Financial Officer
Jose E. Almeida	45	Senior Vice President and President, Medical Devices
Timothy R. Wright	50	Senior Vice President and President, Pharmaceutical Products and Imaging Solutions
Eric A. Kraus	46	Senior Vice President, Corporate Communications
John H. Masterson	47	Senior Vice President and General Counsel
Amy A. McBride-Wendell	47	Senior Vice President, Strategy and Business Development
Karen A. Quinn-Quintin	50	Senior Vice President, Human Resources
Richard G. Brown, Jr.	59	Vice President, Chief Accounting Officer and Corporate Controller
Kevin G. DaSilva	44	Vice President and Treasurer
Eric C. Green	49	Vice President, Chief Tax Officer
Coleman N. Lannum	43	Vice President, Investor Relations
Dennis H. Reilley	55	Chairman of the board of directors
Craig Arnold	47	Director
Robert H. Brust	64	Director
John M. Connors, Jr.	65	Director
Christopher J. Coughlin	55	Director
Timothy M. Donahue	59	Director
Kathy J. Herbert	54	Director
Randall J. Hogan, III	52	Director
Tadataka Yamada	62	Director
Joseph A. Zaccagnino	61	Director

Richard J. Meelia—Mr. Meelia serves on our board of directors and has been Chief Executive Officer of Covidien since January 2006 and was, prior to that, President of Covidien since 1995. Mr. Meelia is a director of Haemonetics, a manufacturer of blood processing equipment.

Charles J. Dockendorff—Mr. Dockendorff has been Executive Vice President and Chief Financial Officer of Covidien since December 2006. Prior to that, Mr. Dockendorff served as Vice President, Chief Financial Officer and Controller of Covidien since 1995.

Jose E. Almeida—Mr. Almeida has been our Senior Vice President since our separation from Tyco International. Mr. Almeida has been President, Medical Devices of Covidien since October 2006 and prior to that was President of Covidien’s International business since April 2004. From January 2003 to April 2004, Mr. Almeida was Chief Operating Officer of Greatbatch Technologies and from July 1998 to 2002, he was Vice President, Manufacturing of Covidien.

Timothy R. Wright—Mr. Wright has been our Senior Vice President since our separation from Tyco International and has been President, Pharmaceutical Products and Imaging Solutions of Covidien since February 2007. Prior to joining Covidien, Mr. Wright was Chairman of ParagonRx from 2006 to 2007. Prior to joining ParagonRx, Mr. Wright was Chief Operating Officer of Xanodyne Pharmaceuticals from 2005 to 2006, Chief Executive Officer of AAIPharma from 2004 to 2005, President, Global Commercial Operations of Elan

Bio-Pharmaceuticals from 2001 to 2004, and Senior Vice President, Healthcare Product Services of Cardinal Health from 1999 to 2001. Prior to joining Cardinal Health, Mr. Wright held senior marketing management positions in the U.S. and abroad at DuPont Merck Pharmaceutical from 1986 to 1999.

Eric A. Kraus—Mr. Kraus has been Senior Vice President, Corporate Communications of Covidien since July 2006. Prior to joining Covidien, Mr. Kraus was Vice President, Corporate Communications and Public Affairs of The Gillette Company from July 1999 to July 2006.

John H. Masterson—Mr. Masterson has been Senior Vice President and General Counsel of Covidien since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien since 1999.

Amy A. McBride-Wendell—Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien since 1998.

Karen A. Quinn-Quintin—Ms. Quinn-Quintin has been Senior Vice President, Human Resources of Covidien since October 2006. Prior to joining Covidien, Ms. Quinn-Quintin was Vice President and Chief Human Resources Officer at Andrew Corporation from July 2003 to October 2006. Prior to joining Andrew, she was Vice President, Human Resources of Textron, Inc. from 2002 to March 2003 and Vice President, Human Resources of the Industrial Products division of Textron, Inc. from 1997 to 2002.

Richard G. Brown, Jr.—Mr. Brown has been Vice President, Chief Accounting Officer and Corporate Controller of Covidien since September 2006. Prior to joining Covidien, he was Corporate Controller and Chief Accounting Officer of Eastman Kodak Company from December 2003 to September 2006. Prior to joining Eastman Kodak, Mr. Brown was a partner at Ernst & Young LLP, where he was employed for 32 years.

Kevin G. DaSilva—Mr. DaSilva has been Vice President and Treasurer of Covidien since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002.

Eric C. Green—Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001.

Coleman N. Lannum—Mr. Lannum has been Vice President, Investor Relations of Covidien since September 2006. He was retired from November 2005 until he joined Covidien. From February 2005 to November 2005, Mr. Lannum was a senior healthcare analyst for American Express Asset Management. From 1997 to November 2004, he was a senior analyst and portfolio manager of Putnam Investments.

Dennis H. Reilley—Mr. Reilley joined our board of directors immediately following our separation from Tyco International. Mr. Reilley served as Chairman of Praxair, Inc., a supplier of industrial gases and high-performance surface coatings, from 2000 to April 2007. He also served as Chief Executive Officer of Praxair from 2000 to December 2006. Prior to joining Praxair, Mr. Reilley held many key positions at E.I. Du Pont de Nemours & Company from 1981 to 2000 and Conoco, Inc. from 1975 to 1981. Mr. Reilley is a director of H.J. Heinz Company, Marathon Oil Corporation and Dow Chemical Company.

Craig Arnold—Mr. Arnold joined our board of directors immediately following our separation from Tyco International. Since 2000, Mr. Arnold has served as Senior Vice President of Eaton Corporation and President of

the Fluid Power Group of Eaton Corporation, a diversified industrial manufacturer. Prior to joining Eaton, Mr. Arnold was employed in a series of progressively more responsible positions at General Electric Company from 1983 to 2000.

Robert H. Brust—Mr. Brust joined our board of directors in 2006. Mr. Brust served as Executive Vice President of Eastman Kodak Company, a provider of photographic products and services, from January 2000 to February 2007. He also served as Chief Financial Officer of Kodak from January 2000 to November 2006. Prior to joining Kodak, Mr. Brust was Senior Vice President and Chief Financial Officer of Unisys Corporation from 1997 to 1999. He also worked in a variety of financial and financial management positions at General Electric Company from 1965 to 1997. He is a Director of Applied Materials, Inc. and Delphi Corporation.

John M. Connors, Jr.—Mr. Connors joined our board of directors immediately following our separation from Tyco International. Since 2006, Mr. Connors has served as Chairman Emeritus of Hill, Holliday, Connors, Cosmopulos, Inc., a full-services advertising agency that is part of The Interpublic Group of Companies, Inc. Mr. Connors served as Chairman of Hill, Holliday from 2003 to 2006 and as Chairman, President and Chief Executive Officer from 1968 to 2003. Mr. Connors is a Director of Hasbro, Inc.

Christopher J. Coughlin—Mr. Coughlin joined our board of directors immediately following our separation from Tyco International. Mr. Coughlin has been Executive Vice President and Chief Financial Officer of Tyco International, a global provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products, since March 2005. Prior to joining Tyco International, Mr. Coughlin served as Chief Operating Officer of The Interpublic Group of Companies, Inc. from June 2003 to December 2004. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer from 1998 to 2003. Previously, he held the position of Vice President and Chief Financial Officer of Nabisco Holdings and President of Nabisco International. Mr. Coughlin serves as a director of The Dun & Bradstreet Corporation.

Timothy M. Donahue—Mr. Donahue joined our board of directors immediately following our separation from Tyco International. Mr. Donahue served as Chairman of Sprint Nextel Corporation, a wireless and wireline communications company, from 2005 to 2006 and now is retired. He was the Chief Executive Officer of Nextel Communications, Inc. from 1999 until August 2005, and the President of Nextel from 1996 until August 2005. He is a director of Eastman Kodak Company, NVR, Inc. and Tyco International Ltd.

Kathy J. Herbert—Ms. Herbert joined our board of directors immediately following our separation from Tyco International. From 2001 to 2006, Ms. Herbert served as Executive Vice President, Human Resources of Albertson’s, Inc., an operator of supermarkets, combination food-drug stores and drug stores located in the United States. Prior to joining Albertson’s, she had been with Jewel Osco since 1969 in a variety of positions, most recently Vice President, Human Resources.

Randall J. Hogan, III—Mr. Hogan joined our board of directors immediately following our separation from Tyco International. Mr. Hogan has served as Chairman and Chief Executive Officer of Pentair, Inc., an industrial manufacturing company, since 2002. From 2001 to 2002 he was President and Chief Executive Officer and from 1999 to 2001, President and Chief Operating Officer, of Pentair. Prior to joining Pentair, he was President of United Technologies’ Carrier Transicold Division. Before that, he was with the Pratt & Whitney division of United Technologies, General Electric Company, and McKinsey & Company.

Tadataka Yamada—Dr. Yamada joined our board of directors immediately following our separation from Tyco International. Dr. Yamada has served as President of the Global Health Program of the Bill & Melinda Gates Foundation since June 2006. From 2000 to 2006, he was Chairman of Research and Development for GlaxoSmithKline Inc. and, prior to that, held research and development positions at SmithKline Beecham. Prior to joining SmithKline Beecham Dr. Yamada was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center.

Joseph A. Zaccagnino—Mr. Zaccagnino joined our board of directors immediately following our separation from Tyco International. Mr. Zaccagnino served as President and Chief Executive Officer of Yale-New Haven Health System and its flagship Yale-New Haven Hospital from 1991 until his retirement in 2005. Mr. Zaccagnino is a director of New Alliance Bancshares, Inc.

Structure of the Board of Directors

We have a board of directors of 11 directors. Our bye-laws vest in the board the authority to fix the number of directors as long as there are not fewer than two. Directors are elected by the affirmative vote of the holders of a majority of the total number of votes of the issued shares present in person or represented by proxy and entitled to vote on the matter, voting as a single class. All directors hold office until the next annual general meeting of shareholders and until his or her successor is elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Shareholders have the right to remove directors from office only for cause. A vacancy on the board may be filled only by the board except that shareholders may fill a vacancy arising from the removal of a director for cause at a special general meeting of shareholders. Most of our directors are independent, non-employee directors who meet the criteria for independence required by the New York Stock Exchange, or NYSE. In addition to having independent directors meet the NYSE definition of independence, our board of directors sets its own standards of independence. The independence standards are posted on our website at www.covidien.com (information contained on our website is not incorporated by reference. Mr. Reilley serves as a non-executive Chairman of the board of directors.

Our board of directors has determined that most of our non-employee directors satisfy NYSE standards to qualify as independent directors as well as any additional independence standards established by the board of directors. In June 2007, our board of directors adopted corporate governance guidelines that, along with the charters of our board committees and our code of business conduct for employees and board of directors, provide the framework for the governance of Covidien.

Committees of the Board of Directors

The Board has a separately designated Audit Committee established in accordance with the Securities Exchange Act of 1934, as well as a Compensation and Human Resources Committee, a Nominating and Governance Committee and a Compliance Committee. Assignments to, and chairs of, the committees are recommended by the Nominating and Governance Committee and selected by the Board. All committees report on their activities to the Board at each regular Board meeting. Membership on each committee other than the Compliance Committee is limited to independent, non-employee directors. A majority of the members of the Compliance Committee are independent. Each of these committees operates under a charter approved by the Board of Directors. The charters are posted on our web site at www.covidien.com (information contained on our web site is not incorporated by reference), and we will provide a copy of the charters to noteholders upon request.

Audit Committee

The Audit Committee monitors the integrity of our financial statements, the independence and qualifications of the independent auditors, the performance of our internal auditors and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The Audit Committee is also responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of and, if appropriate, recommending the termination of our independent auditors. The Audit Committee held four meetings during fiscal 2007. The members of the Audit Committee are Craig Arnold, Robert H. Brust and Randall J. Hogan, III, each of whom is independent under SEC rules and NYSE listing standards applicable to

Audit Committee members. Mr. Brust is the Chair of the Committee. The Board has determined that Mr. Brust and Mr. Hogan are audit committee financial experts.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee reviews and approves compensation and benefits policies and objectives, determines whether our officers, directors and employees are compensated according to these objectives and carries out the Board’s responsibilities relating to the compensation of our executives. The Compensation and Human Resources Committee held three meetings during fiscal 2007. The members of the Compensation and Human Resources Committee are John M. Connors, Jr., Timothy M. Donahue and Kathy J. Herbert, each of whom is independent under NYSE listing standards. Mr. Donahue is the Chair of the Committee.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board the director nominees for election at the Annual General Meeting of shareholders, developing and recommending to the Board a set of corporate governance guidelines, and playing a general leadership role in our corporate governance. The Nominating and Governance Committee also reviews the succession planning process relating to our Chief Executive Officer and our other senior executive officers, as well as the Company’s management development process. The Nominating and Governance Committee held two meetings during fiscal 2007. The members of the Nominating and Governance Committee are Dennis H. Reilley, Tadataka Yamada and Joseph A. Zaccagnino, each of whom is independent under NYSE listing standards. Mr. Reilley is the Chair of the Committee.

Compliance Committee

The Compliance Committee, which was formed in November 2007, was created by the Board of Directors to assist the Board in fulfilling its oversight responsibility with respect to regulatory, healthcare compliance, government affairs and public policy issues that affect the Company. The members of Compliance Committee are Dennis H. Reilley, Tadataka Yamada and Joseph A. Zaccagnino, each of whom is independent under NYSE listing standards, and Christopher J. Coughlin. Mr. Reilley is the Chair of the Committee.

MANAGEMENT OF CIFSA

Set forth below is information as of April 1, 2008 with respect to the directors of CIFSA.

Anton Stadtbaumer—Mr. Stadtbaumer, age 46, is a managing director of CIFSA. Mr. Stadtbaumer has been Director Regional Treasurer EMEA and Bermuda of CIFSA since June 2007. Prior to that, Mr. Stadtbaumer served as Senior Manager Treasury & Finance Control with Epson Europe BV in Amsterdam, from 2000 to 2007.

Michelangelo Stefani—Mr. Stefani, age 41, is a managing director of CIFSA. Mr. Stefani has been a managing director at Tyco International Group S.A. since 2001.

Kevin G. DaSilva—Mr. DaSilva, age 44, serves on CIFSA’s board of directors. Mr. DaSilva has served as the Vice President and Treasurer of Covidien since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Before joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002.

Eric C. Green—Mr. Green, age 49, serves on CIFSA’s board of directors. Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Before joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001.

Erik De Gres—Mr. de Gres, age 47, serves on CIFSA’s board of directors and has been Financial Controller with Covidien Group Sarl in Luxembourg since December 2006. Prior to that, Mr. de Gres was Assistant Financial Controller for Tyco Healthcare Belgium BVBA since February 2001.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Cash Retainers

Board Members. During fiscal 2007, our Board of Directors, upon the recommendation of the Nominating and Governance Committee, established an annual cash retainer for non-employee directors of $85,000 per year.

Committee Chairs and Audit Committee Members. The Board of Directors, upon the recommendation of the Nominating and Governance Committee, also established a supplemental annual cash retainer of $10,000 for each Committee Chair and $5,000 for each member of the Audit Committee (including the Chair).

Chairman of the Board. The Board, upon recommendation of the Compensation and Human Resources Committee, also established a supplemental annual cash retainer for the Chairman of the Board of $85,000 per year.

As indicated in the Director Compensation Table below, given that we were a publicly traded company for only one quarter of fiscal 2007, our Board members received cash payments equal to one-quarter of the cash retainers described above. In addition, in connection with their agreement to join our Board of Directors, Tyco International paid each prospective Board member, other than Christopher J. Coughlin, a one-time cash payment of $20,000 to compensate them for their pre-separation time commitment and effort.

Equity Awards

Restricted Units. The Board also established annual grants for each non-employee director of restricted stock units with a value of $120,000 and a supplemental grant to the Chairman of the Board of additional restricted stock units with a value of $120,000. All restricted stock units are subject to vesting, generally at the next Annual General Meeting following the grant date. Restricted stock units also accrue dividend equivalent units until the restricted stock units vest and shares are issued.

Going forward, we expect that each non-employee director will receive an annual grant of restricted stock units at each Annual General Meeting. In fiscal 2007, each non-employee director received an initial restricted stock unit award with a value of $90,000, which is equal to three-quarters of a full $120,000 annual grant and represents the time period from our fourth quarter of 2007 through the next expected annual grant date in the second quarter of 2008 (a span of approximately three quarters). Based on the volume weighted average price of our stock on the date of grant, each non-employee director received 2,090 restricted stock units and the Chairman of the Board received an additional award of 2,090 restricted stock units. The table below, however, indicates that the grant value of this award is $31,772. This is because we measure the value of the award as of the end of our fiscal year on September 28, 2007, and accounting rules allow us to expense the awards over the full vesting period. All of these fiscal 2007 awards vest on the date of the Company’s Annual General Meeting in 2008.

Non-Qualified Stock Options. Each non-employee director also received a one-time award of 9,600 non-qualified stock options on July 2, 2007, with an exercise price of $43.09 per share. The exercise price equals the fair market value, calculated as the volume weighted average price, of our common stock on the date of grant. Each award was intended to represent approximately $120,000 of value on the date of grant. These options vest in equal installments on the first, second and third anniversary of the grant date.

General

Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board or committees thereof and are also permitted to use the corporate aircraft to travel to and from meetings. In addition, directors, from time to time, may make use of tickets to various sporting events provided by the Company.

The following table provides information concerning the compensation paid by us to each of our non-employee directors for the fiscal year ended September 28, 2007. Richard J. Meelia, our President, Chief Executive Officer and a director, is not included in this table as he is an employee of the Company and thus receives no compensation for his service as a director. The compensation received by Mr. Meelia as an officer of the Company is shown in the 2007 Summary Compensation Table on page 144. All references to “$” in this prospectus are to United States dollars.

2007 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)(1)	All Other Compensation(2) ($)	Total ($)
(A)	(B)		(C)	(D)	(E)	(F)
Craig Arnold	$22,500	(3)	$31,772	$9,313	$20,000	$83,585
Robert H. Brust	$25,000	(4)	$31,772	$9,313	$20,000	$86,085
John M. Connors, Jr.	$21,250	(5)	$31,772	$9,313	$20,000	$82,335
Christopher J. Coughlin	$21,250	(6)	$31,772	$9,313	$0	$62,335
Timothy M. Donahue	$23,750	(7)	$31,772	$9,313	$20,000	$84,835
Kathy J. Herbert	$21,250	(8)	$31,772	$9,313	$20,000	$82,335
Randall J. Hogan, III	$22,500	(9)	$31,772	$9,313	$20,000	$83,585
Dennis H. Reilley	$45,000	(10)	$63,544	$9,313	$20,000	$137,857
Tadataka Yamada	$21,250	(11)	$31,772	$9,313	$20,000	$82,335
Joseph A. Zaccagnino	$21,250	(12)	$31,772	$9,313	$20,000	$82,335

(1)	The amounts in columns (C) and (D) reflect the dollar amount recognized for financial statement reporting purposes for our 2007 fiscal year (excluding forfeiture assumptions), in accordance with SFAS No. 123R, of restricted stock unit and stock option awards held by our directors. For information on the assumptions used in calculating these amounts pursuant to SFAS No. 123R, see Note 15 to our Annual Consolidated Financial Statements. These amounts reflect our accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by each director, which will likely vary based on a number of factors, including our financial performance, stock price fluctuations and applicable vesting.

(2)	Consists of a one-time pre-separation payment from Tyco International of $20,000.

(3)	Mr. Arnold. Includes annual retainer of $21,250 and Audit Committee member retainer of $1,250.

(4)	Mr. Brust. Includes annual retainer of $21,250, Audit Committee member retainer of $1,250 and Audit Committee Chair retainer of $2,500.

(5)	Mr. Connors. Includes annual retainer of $21,250.

(6)	Mr. Coughlin. Includes annual retainer of $21,250.

(7)	Mr. Donahue. Includes annual retainer of $21,250 and Compensation and Human Resources Committee Chair retainer of $2,500.

(8)	Ms. Herbert. Includes annual retainer of $21,250.

(9)	Mr. Hogan. Includes annual retainer of $21,250 and Audit Committee member retainer of $1,250.

(10)	Mr. Reilley. Includes annual retainer of $21,250, Chairman of the Board supplemental retainer of $21,250 and Nominating and Corporate Governance Committee Chair retainer of $2,500.

(11)	Dr. Yamada. Includes annual retainer of $21,250.

(12)	Mr. Zaccagnino. Includes annual retainer of $21,250.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Effective June 29, 2007, the last day of our third fiscal quarter, we separated from Tyco International and became the parent company that owns and operates Tyco International’s former healthcare businesses. Throughout this Compensation Discussion and Analysis, we refer to this separation as the separation, the period before separation as pre-separation and the period after separation as post-separation.

Pre-separation, Tyco International established the compensation programs applicable to our executive officers, including those named in the executive compensation tables below (to whom we refer as our named executive officers). In preparation for the separation, the Compensation and Human Resources Committee of our Board of Directors (“Compensation Committee”) reviewed these compensation programs in connection with its consideration of what programs to implement for Covidien post-separation. The Compensation Committee’s analysis included consideration of, among other things:

•	our post-separation status as a stand-alone company, rather than as part of a larger conglomerate;

•	our specific businesses; and

•	a compensation philosophy which places a greater emphasis on performance-based compensation.

As noted, Tyco International’s compensation programs applied to the named executive officers during the first three quarters of our 2007 fiscal year, and the compensation programs adopted by the Compensation Committee applied to the named executive officers during the fourth quarter of our 2007 fiscal year. Accordingly, this discussion and analysis describes the compensation programs established by Tyco International pre-separation, but will focus on the compensation programs approved by the Compensation Committee for the fourth quarter of our 2007 fiscal year.

Executive Compensation Philosophy

Our executive compensation philosophy is based on the following core principles:

•

Compensation should be based on a total rewards perspective, with an explicit role for each element of compensation and considering each element with a view to the aggregate value and effect of all other elements.

•

We should pay competitively, but not excessively, in order to attract and retain talented executive officers who can achieve our long-term strategic goals and create shareholder value, offering total rewards that are generally within the 50th-75th percentile range based on a review of peer companies in the medical devices and pharmaceutical industries and, as appropriate, general industry and which are fair and reasonable in light of the executive officer’s responsibilities, experience and performance.

•

Compensation should support our business strategy in the areas of customer focus, globalization, high-performance and innovation and our talent strategy, including differentiating to recognize individual performance through merit increases and individual adjustments to equity grant levels, standardizing pay levels and programs across the Company to facilitate cross-Company career progression, using equity grants to signal potential and nurture career commitment, recognizing the occasional need to pay at upper limits of market data to attract or retain key talent and emphasizing pay-for-performance through annual and long-term incentive plans rather than entitlements through perquisites and retirement benefits.

•

Our reward elements should be balanced, providing a mix of incentive plans that balances short- and long-term objectives, provides potential upside for over-achieving financial targets (capped at a market-competitive degree of leverage) with significant downside risk for missing performance targets and balances retention with reward for delivering stellar shareholder returns.

•

Compensation goals and practices should be transparent and easy to communicate, both internally and externally, with clear and consistent communication of our total rewards philosophy to executives, limitations on the number of separate compensation plans/programs we provide, minimization of the number of performance metrics per plan, continuity in plan design, alignment of executive programs across the Company and enhancement of the motivational value of compensation by regular communication of progress against goals.

•

Compensation should support effective governance. We hold Company officers to stock ownership guidelines to promote long-term ownership, long-term shareholder perspective and responsible practices; we cap cash rewards to limit windfalls; we encourage simplicity and transparency in plan designs; we establish clear processes for administering equity and employee benefit plans; and, in assessing the contributions of a particular executive officer, the Compensation Committee looks not only to results-oriented performance, but also to how those results were achieved—whether the decisions and actions leading to the results were consistent with the values of the Company—and the long-term impact of these decisions.

Operating within these principles, the Compensation Committee’s goal in setting compensation is to provide a compensation package that attracts, motivates and retains executive talent and delivers rewards to executive officers for superior Company and individual performance.

How We Determine Compensation

Compensation Committee Role and Input from Management

The Compensation Committee is responsible for the Company’s executive compensation strategies, structure, policies and programs and must specifically approve compensation actions relating to our key executives, which include our “Section 16” executive officers and any other employee whose base salary is equal to or in excess of $350,000. The Compensation Committee also reviews and approves actions related to other aspects of compensation that affect employees below the key executive level, including size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and share pools.

The Compensation Committee also relies on input from our Chief Executive Officer and our Senior Vice President of Human Resources in setting each key executive officer’s performance objectives, evaluating the actual performance of each key executive (other than the Chief Executive Officer) against those objectives and recommending appropriate salary and incentive awards. The Chief Executive Officer and Senior Vice President of Human Resources participate in Compensation Committee meetings, at the request of the Compensation Committee, to provide background information and explanations supporting compensation recommendations. In addition, the Compensation Committee relies on information from its independent consultant and on information that the Company obtains from other external data providers.

When setting and assessing the overall compensation of each named executive officer, one of the factors the Compensation Committee considers is the executive’s individual performance. Pre-separation, our Chief Executive Officer’s performance was evaluated by the Board of Directors of Tyco International, while evaluations of our other named executive officers, who were not executive officers of Tyco International, were conducted by senior management of Tyco International. Post-separation, our Chief Executive Officer conducts annual performance evaluations for each named executive officer and the Compensation Committee conducts annual performance evaluations for the Chief Executive Officer.

Covidien also utilizes a career band structure in order to (i) increase control over compensation and benefit programs and costs, (ii) align our programs with market practices, and (iii) provide internal pay equity across all of our businesses. Each of our employees has been assigned to one of eight career category bands, based on job description. Eligibility parameters for long-term incentive compensation and eligibility for participation in certain benefit programs are based on career bands. All of our named executive officers are in the same career band.

Compensation Consultants

The Compensation Committee utilizes the services of independent compensation consultants from time to time and has the sole authority to retain, compensate and terminate any such compensation consultants. Pre-separation, as the Compensation Committee was assessing existing compensation programs and policies and developing post-separation compensation programs and policies, the Compensation Committee continued to use the services of the consulting firm previously engaged by Tyco International, Watson Wyatt Worldwide, to serve as a compensation consultant and advisor to the Compensation Committee. Watson Wyatt prepared a number of studies comparing the pre-separation compensation of our named executive officers with compensation of similarly-situated executive officers in peer group companies. Upon separation, the Compensation Committee reconsidered the use of a Tyco International-retained compensation consultant and decided to retain a different compensation consultant. Accordingly, in June 2007, the Compensation Committee directly engaged Steven Hall & Partners as its independent compensation consultant. Steven Hall & Partners reports directly to the Compensation Committee and does not provide services to, or on behalf of, any other part of our business. Steven Hall reviews Compensation Committee materials, attends Compensation Committee meetings, assists the Compensation Committee with program design, generally provides advice to the Compensation Committee as compensation issues arise and provides recommendations on certain specific aspects of our compensation programs.

Peer Group Review

When reviewing compensation programs for the named executive officers, the Compensation Committee considers the compensation practices of specific peer companies whose annual revenues are generally within the range of one-half to two times our annual revenues, as well as compensation data from general industry published surveys. Our initial specific peer group was established by Tyco International pre-separation. With the assistance of Watson Wyatt Worldwide, the Compensation Committee analyzed this peer group to determine whether the peer group was appropriate for us as a stand-alone company post-separation. Based on this analysis, the Compensation Committee concluded that the members of the group should be modified to exclude biotechnology companies and include more similarly-situated companies in the medical device industry, as well as selected pharmaceutical companies. In refining its peer group selection, the Compensation Committee considered various factors relating to these medical device and pharmaceutical companies, including the revenue, market capitalization and number of employees. The Compensation Committee approved the following post-separation specific peer group:

• Baxter International	• Eli Lilly	• Stryker

• Becton, Dickinson & Co.	• Medtronic	• Thermo Fisher Scientific

• Boston Scientific	• Schering-Plough	• Zimmer Holdings

• Bristol-Myers Squibb	• St. Jude Medical

We believe that these companies represent our primary competitors for capital, executive talent and, in some cases, business. The Compensation Committee intends to review this peer group on an on-going basis and modify it as circumstances warrant.

Tally Sheets

In setting compensation for each named executive officer, the Compensation Committee reviews each named executive officer’s total annual compensation from the previous two years, including the various elements described below. The Compensation Committee uses individual tally sheets as a presentation format to facilitate this review. The tally sheets identify the value of each pay element, including base salary, annual incentive bonus, sign-on or other cash payments, long-term incentives, equity holdings and employee benefit programs. Options on the tally sheets are valued using the Black-Scholes option pricing model in accordance with SFAS No. 123R at their full grant date value. Restricted stock units are valued at grant date.

Elements of Compensation

Our compensation program for named executive officers has four major components, all of which are designed to work together to drive a complementary set of behaviors and outcomes.

•	Base salary. Base salary is intended to reflect the market value of the named executive officer’s role, with differentiation for individual capability.

•

Annual incentive compensation. Annual incentive compensation in the form of a market-competitive, performance-based cash bonus, is designed to focus our executives on pre-set objectives each year and drive specific behaviors that foster short-term and long-term growth and profitability.

•

Long-term incentive awards. Long-term incentive compensation, generally consisting of time-vested non-qualified stock options and restricted stock units, is designed to recognize executives for their contributions to the Company and highlight the strategic significance of each named executive officer’s role, to promote retention and to align the interests of named executive officers with the interests of our stockholders in long-term growth and stock performance, rewarding executives for shareholder value creation. Above-market levels of long-term incentive compensation are intended to make up for lower levels of retirement benefits and perquisites.

•	Employee benefit programs offered to the named executive officers include:

•	health and welfare benefits which are generally consistent to those offered to our broad employee base;

•	retirement benefits (including both qualified and non-qualified plans) which are adequate, but less generous than those offered to executive officers by our peers;

•	perquisites and other benefits which are less generous than those offered to executive officers by our peers; and

•

change in control and severance benefits designed to provide income security to our named executive officers and to facilitate our ability to attract and retain executives as we compete for talent in a marketplace in which such protections are standard practice.

In determining compensation packages for our named executive officers, the Compensation Committee seeks to strike a balance between fixed and variable compensation and between short- and long-term compensation. We believe that making a significant portion of our named executive officers’ compensation variable and long-term supports our pay-for-performance executive compensation philosophy. We also emphasize stock-based compensation to allow those most accountable for our long-term success to acquire and hold Covidien stock.

Base Salary

Each named executive officer’s base salary is designed to be competitive with comparable positions in peer group companies, with adjustments made for the complexity and unique challenges of the position and the individual skills, experience, background and performance of the executive. Pre-separation, Tyco International set the compensation, including base salary, payable to those individuals who, upon separation, became our named executive officers. In connection with the separation, the Compensation Committee reviewed the pre-established base salaries, and, based on various factors, including consideration of our status as a stand-alone company, established a range of the 50th to 75th percentile of base salary compensation paid to executives in comparable positions at our newly established peer group companies and based on general industry published surveys as the target for the base salaries of our named executive officers. In reviewing the base salaries set pre-separation, the Compensation Committee determined that the base salaries of three of our named executive officers, Mr. Meelia, Mr. Dockendorff and Mr. Masterson, were significantly below this target range, and, accordingly, approved an increase in the base salary for each of these named executive officers, effective upon separation.

Mr. Meelia. In January 2007, Tyco International increased the base salary of Mr. Meelia from $724,050 to $950,000. In connection with separation, the Compensation Committee specifically requested a report from Watson Wyatt Worldwide assessing the competitiveness of the compensation of our Chief Executive Officer when compared to compensation paid to chief executive officers of companies in our new, post-separation peer group and in other companies in our general industry. The data from Watson Wyatt Worldwide indicated that Mr. Meelia’s base salary of $950,000 just prior to separation was at the 22nd percentile of this post-separation peer group and just above the 25th percentile of general industry survey data. The Compensation Committee, based in part upon the recommendation of Watson Wyatt and considering Mr. Meelia’s role as the chief executive officer of a stand-alone company, approved a 5.3% increase in Mr. Meelia’s base salary to $1,000,000, effective post-separation. This increase positions Mr. Meelia’s base salary between the 25th and 50th percentile of peer and survey data. Although this establishes Mr. Meelia’s compensation below the target range, the Committee decided to utilize gradual salary increases to reach the target range rather than a one-time significant increase. Over time, based on individual and Company performance, the Compensation Committee may bring Mr. Meelia up to or above the 50th percentile peer group level.

As indicated in the Summary Compensation Table below, for fiscal 2007, Mr. Meelia’s compensation was significantly higher than that of the other named executive officers. One reason for this was the one-time $5 million payment to Mr. Meelia by Tyco International. On December 29, 2006, Tyco International entered into a settlement agreement with Mr. Meelia to terminate an existing retention agreement between Tyco International and Mr. Meelia. In consideration for termination of that retention agreement and in full satisfaction of all of Mr. Meelia’s rights under the agreement, Tyco International agreed to pay $5 million to Mr. Meelia in January 2007.

Mr. Dockendorff. In January 2007, Mr. Dockendorff’s base salary was increased from $464,297 to $520,000. Market data compiled by Watson Wyatt also indicated that our Executive Vice President and Chief Financial Officer’s base salary of $520,000 just prior to separation was below the 25th percentile of our post-separation peer group and between the 25th and 50th percentile of market survey data. Accordingly, based in part upon the recommendation of Watson Wyatt and considering his role as the chief financial officer of a stand-alone company, the Compensation Committee approved a 4.8% increase in Mr. Dockendorff’s base salary to $545,000, effective post-separation. This increase positions Mr. Dockendorff’s base salary between the 25th and 50th percentile of our post-separation peer group and just above the 50th percentile of market survey data. Although this establishes Mr. Dockendorff’s compensation below the target range, the Committee decided to utilize gradual salary increases to reach the target range rather than a one-time significant increase. Over time, based on individual and Company performance, the Compensation Committee may bring Mr. Dockendorff up to or above the 50th percentile of peer levels.

Mr. Masterson. In January 2007, Mr. Masterson’s base salary was increased from $328,228 to $400,000. Market data compiled by Watson Wyatt also indicated that our Senior Vice President and General Counsel’s base salary of $400,000 just prior to separation was below the 25th percentile of our post-separation peer group and between the 25th and 50th percentile of market survey data. Accordingly, based in part upon the recommendation of Watson Wyatt and considering his role as the general counsel of a stand-alone company, the Compensation Committee approved a 6.3% increase in Mr. Masterson’s base salary to $425,000, effective post-separation. This increase positions Mr. Masterson’s base salary just below the 25 th percentile of our post-separation peer group and between the 25th and 50th percentile of market survey data. Although this establishes Mr. Masterson’s compensation below the target range, the Committee decided to utilize gradual salary increases to reach the target range rather than a one-time significant increase. Over time, based on individual and company performance, the Compensation Committee may bring Mr. Masterson up to or above the 50th percentile of market survey data.

The Compensation Committee did not increase the base salaries of Ms. Quinn-Quintin (who was hired in October 2006) or Mr. Almeida in connection with separation because the salaries of these two individuals at the time of separation fell within the 50th and 75th percentiles of market survey data.

Pre-separation, base salaries historically were reviewed and established at 12- to 24-month intervals, depending on competitive salary positioning. Going forward, the Compensation Committee intends to review the base salary payable to our named executive officers on an annual basis. The Compensation Committee will adjust base salaries in the future as it deems appropriate based on various factors, including the role and performance of the named executive officers, market compensation-levels and internal compensation equity considerations.

Annual Incentive Compensation

The Compensation Committee believes that annual incentive bonus awards should be market competitive awards that, when analyzed within the context of total compensation payable to our named executive officers, generally maintains the named executive officer’s total compensation within the 50th to 75th percentile range of total compensation paid to executives in comparable positions at our newly established peer group and, as appropriate, general industry. Under the annual incentive plan, which, as applied to the named executive officers, is an element of our 2007 Stock and Incentive Plan, employees, including the named executive officers, are eligible for annual incentive cash bonus awards based on the Company’s attainment of specific pre-established performance metrics at fiscal year-end. The annual incentive plan is generally structured as follows, with changes made from year to year to reflect changing business needs and competitive circumstances:

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At the beginning of each fiscal year, the Compensation Committee establishes performance measures and goals, which include the financial metrics being assessed, as well as minimum thresholds required to earn an award and target and maximum payout percentages.

•

Also at the beginning of each fiscal year, the Compensation Committee sets payout targets for each executive, expressed as a percentage of base salary. In general, the Compensation Committee will establish the individual payout targets for each named executive officer each year based on the executive’s level of responsibility and upon an examination of compensation information from our peer group and published industry surveys.

•

After the close of each fiscal year, the Company calculates performance against the pre-established measures for the Company and for each group, division and business unit. The named executive officers receive an award based on their individual payout target percentage and the Company’s performance relative to the specific performance goal.

For fiscal 2007, the performance measures, established pre-separation by Tyco International, were operating income and free cash flow. Operating income consists of net income before the special items described in the footnote to the table below, and free cash flow is cash flow from operating activities, minus capital expenditures. Each performance measure represents part of the total annual incentive bonus award calculation, and different measures are weighted differently in the calculation.

The minimum threshold required to earn an award for fiscal 2007 was 85% of the established performance goal, and the maximum payout was at attainment of 115% of the performance goal. Under the plan, actual awards could have ranged from 0% of the individual’s award goal (for performance below the 85% level), to 200% of the individual’s award goal (for performance at or over the 115% level). We link performance measures together to ensure that if the minimum threshold on one performance measure is not attained, then the other performance measure(s) are limited to 100% of their goals. For example, if operating income was below 85% of the established performance level, then the maximum payout for the free cash flow performance goal would have been 100% (rather than 115%). In other words, to achieve greater than 100% payout for any performance measure, the minimum threshold must be met for all other performance measures. For awards made for fiscal 2007, the individual target percentages, initially set pre-separation by Tyco International and ratified by our Compensation Committee, ranged from 75% to 120% of the named executive officers’ base salaries.

The table below summarizes the performance measures, weights, targets and actual results used to determine the fiscal 2007 annual incentive bonuses payable to our named executive officers, four of whom are corporate officers and one of whom, José Almeida, is a non-corporate executive officer. Performance bonus payouts for fiscal 2007 were approved in November 2007 by our Compensation Committee.

Fiscal 2007 Annual Incentive Compensation Design Summary

Executive Officer	Performance Measure(1)	Weight	Performance Target	Actual Performance
			(dollars in billions)
Richard J. Meelia, Charles J. Dockendorff, John H. Masterson, and Karen A. Quinn-Quintin	Operating Income (Covidien Ltd.)	50%	$2.261	$2.129
	Free Cash Flow (Covidien Ltd.)	50%	$2.152	$2.305

José E. Almeida	Operating Income (Covidien Ltd.)	10%	$2.261	$2.129
	Free Cash Flow (Covidien Ltd.)	50%	$2.152	$2.305
	Operating Income (Medical Devices)	40%	$1.889	$1.796

(1)	For compensation purposes, operating income and free cash flow (which is calculated as cash flows from operating activities less capital expenditures) were adjusted to exclude the effects of events which the Compensation Committee deemed did not reflect the performance of the named executive officers. The categories of special items are identified at the time the performance measure is approved at the beginning of the fiscal year and generally include charges and gains relating to divestitures, restructurings and other income or charges that may mask the underlying operating results and/or business trends of the Company or business segment, as applicable. For fiscal 2007, the approved categories of adjustments included elimination of the effects of (i) business disposals; (ii) charges for the early extinguishment of debt; (iii) charges related to legacy Tyco International litigation; (iv) certain income tax adjustments; (v) goodwill or other intangible asset impairments; (vi) new accounting pronouncements and the cumulative effect of change in accounting policy; (vii) restructuring charges; and (viii) costs related to separation.

The table below sets forth the fiscal 2007 payout target percentages, as well as the threshold, target, maximum and actual bonus payments for each of our named executive officers. The actual bonus payments are reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table and the threshold, target and maximum bonus payments are reported in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column of the Grants of Plan-Based Awards Table.

Fiscal Year 2007 Performance Bonus Summary

Executive Officer	Target Percentages		Threshold	Target	Maximum	Actual
Richard J. Meelia	105	%(1)	$525,000	$1,050,000	$2,100,000	$1,248,644
Charles J. Dockendorff	85%		$231,625	$463,250	$926,500	$550,387
José E. Almeida	80%		$214,000	$428,000	$856,000	$514,002
John H. Masterson	75%		$159,375	$318,750	$637,500	$378,707
Karen A. Quinn-Quintin	75%		$140,625	$281,250	$562,500	$320,421

(1)	Reflects 100% for pre-separation periods (three quarters) and 120% for post-separation periods (one quarter).

The performance bonus payments for fiscal 2007 were not adjusted for individual qualitative performance assessments.

Long-Term Incentive Awards

The Compensation Committee uses annual long-term incentive compensation to deliver competitive compensation that recognizes employees for their contributions to the Company and aligns named executive officers with shareholders in focusing on long-term growth and stock performance. In connection with establishing our post-separation compensation philosophy and after reviewing a comparison of peer companies and survey data, the Compensation Committee concluded that annual long-term incentive compensation awards for our named executive officers should have a value that falls at the high end of the 50th to 75th percentile range of our newly established peer group. The Compensation Committee believes this level of award is important both to signify the strategic significance of the named executive officer’s role and to make up for shortfalls in retirement benefits and perquisites when compared to the benefits and perquisites provided by peer companies. The Compensation Committee believes that compensating for this shortfall through annual long-term incentive compensation also furthers the link between compensation and corporate performance. Accordingly, the Compensation Committee determined that the long-term incentive awards for our named executive officers should be increased from pre-separation levels.

For the 2007 fiscal year, our long-term incentive compensation program consisted of grants of restricted stock units and non-qualified stock options, some of which were granted by Tyco International pre-separation in November 2006 and some of which were granted by the Compensation Committee in connection with separation, in July 2007. In addition, Tyco International granted restricted stock units and non-qualified stock options to Ms. Quinn-Quintin upon the commencement of her employment in October 2006; accordingly, she did not receive any further equity grants in November 2006. The value of the equity granted to Ms. Quinn-Quintin upon commencement of her employment included $676,401 intended to address equity forfeitures at her previous employer.

Although we expect to issue annual equity grants in the first quarter of each fiscal year going forward, we issued our “founders’ grants” on July 2, 2007, in connection with the separation and commencement of operations as an independent company in order to immediately align our executives’ focus and compensation with that of our stockholders. Accordingly, we did not issue any annual grants in the first quarter of fiscal 2008. The founders’ grants, which consisted of an equal mix of non-qualified stock options and restricted stock units, were made pursuant to our 2007 Stock and Incentive Plan, which we adopted in June 2007. The Compensation Committee believes that the 50/50 mix of options and restricted stock units is appropriate to balance upside reward and downside value risk.

The Compensation Committee determines equity awards by establishing a dollar value for each named executive officer and then converting this dollar value to equity. By using this value approach, the number of stock options and restricted units will vary from year to year based on, among other things, our stock price at the time of grant, even though the awards may have the same dollar value under the Compensation Committee’s valuation methodologies. In establishing the dollar value for the July 2007 founders’ grants, the Compensation Committee reviewed comparable information from the newly established peer group, as well as information relating to equity grants made by companies in a similar spin-off situation. The Compensation Committee reviewed research prepared by Watson Wyatt Worldwide, which indicated that equity awards listed in proxy statements for named executive officers in the first year after a spin-off were generally two to three times higher than equity grants made prior to the spin-off, with the two times level more prevalent. The research noted that the higher awards at the time of spin-off typically resulted in reduced award levels for the following year. Accordingly, after considering accounting cost, equity overhang and run-rate issues, the Compensation Committee granted founders’ awards with a value approximately two times the intended post-separation annual grant value for each named executive officer in order to:

•	acknowledge the significant efforts of named executive officers in connection with the separation;

•	continue to motivate and retain named executive officers after the separation;

•	compensate for shortfalls in our retirement and other plans, as compared to benefits offered by companies in our peer group; and

•	reflect the fact that the Compensation Committee will not issue another equity grant as part of the annual grant cycle until our 2009 fiscal year.

Restricted stock units. Restricted stock units represent unissued shares of our common stock; we do not issue stock until the applicable vesting requirements are satisfied. When the vesting requirements are satisfied, the executive receives shares of our common stock without restriction. The restricted stock units issued to named executive officers (other than Ms. Quinn-Quintin) by Tyco International on November 21, 2006, and to Ms. Quinn-Quintin on October 16, 2006, vest one-third annually beginning on the second anniversary of the grant date, except for 18,031 restricted stock units issued to Ms. Quinn-Quintin on October 16, 2006, which vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. The restricted stock units issued to named executive officers by the Compensation Committee on July 2, 2007, vest one-quarter annually beginning on the first anniversary of the grant date. Restricted stock units also accrue dividend equivalent units, which vest on the same schedule as the underlying restricted stock units.

Non-qualified stock options. Options granted to named executive officers during the 2007 fiscal year generally have a 10 year term and vest one-quarter annually beginning on the first anniversary of the grant date. Non-qualified stock options generally permit a named executive officer to purchase shares of our common stock at a per-share exercise price equal to the fair market value of the common stock on the date of grant. Generally, fair market value will equal the closing price of our common stock as reported on the NYSE on the grant date. However, due to the anticipated volatility of our stock during the first day of “regular way” trading on the NYSE post-separation, the fair market value of the founders’ grants issued on that day, July 2, 2007, was determined by using the volume weighted average price of our stock as reported on the NYSE on July 2, 2007, rather than the closing price.

Other Benefits

Retirement Benefits

We maintain various retirement plans to assist our named executive officers with retirement income planning and increase the attractiveness of employment with us. After reviewing a report issued by Watson Wyatt Worldwide, the Compensation Committee determined that the benefits offered through these retirement plans do not provide competitive benefits when compared with peer companies, in part because many of these peer companies offer defined benefit pension plans, which we do not. This discrepancy was one of the reasons the Compensation Committee increased the benefits provided under the long-term incentive program. The Compensation Committee, with the assistance of Steven Hall and Towers Perrin, has commenced a review of the competitiveness of our current retirement benefits to determine whether to further refine and modify the compensation and benefits we provide to named executive officers through these retirement plans.

For our named executive officers, we currently provide:

•	a defined contribution 401(k) plan, the Covidien Retirement Savings and Investment Plan, that is available to all eligible United States employees; and

•	a non-qualified deferred compensation plan, the Covidien Supplemental Savings and Retirement Plan, in which executive officers and other senior employees may participate.

Retirement Savings Plan. Under the Retirement Savings Plan, we generally match five dollars ($5.00) for every one dollar ($1.00) the named executive officer contributes up to the first one percent (1%) of the executive officer’s eligible pay. Named executive officers credited with more than 10 years of service under the Retirement Savings Plan are entitled to an increased matching contribution. With respect to four named executive officers (Messrs. Meelia, Dockendorff, Almeida and Masterson), who have been credited with more than 10 years of service under the Retirement Savings Plan, we match six dollars ($6.00) for every one dollar ($1.00) the named executive officer contributes up to the first two percent (2%) of the executive officer’s eligible pay. Named executive officers are fully vested in Company matching contributions under the Retirement Savings Plan upon completion of three years of service.

Supplemental Savings Plan. Under the Supplemental Savings Plan, named executive officers may defer up to 50% of their base salary and 100% of their annual bonus. We provide matching credits based on the named executive officer’s deferred base salary and bonus at the same rate such officer is eligible to receive matching contributions under the Retirement Savings Plan and Company credits on any cash compensation (i.e., base and bonus) that the named officer earns during a calendar year in excess of applicable IRS limits ($220,000 for 2006 and $225,000 for 2007). Named executive officers are fully vested in matching and Company credits (including earnings on such credits) upon completion of three years of service. The Supplemental Savings Plan is a non-qualified deferred compensation plan that is maintained as an unfunded “top-hat” plan and is designed to comply with Section 409A of the Internal Revenue Code. Amounts credited to the Supplemental Savings Plan as named executive officer deferrals or Company credits may also be credited with earnings (or losses) based upon investment selections made by each officer from investments that generally mirror investments offered under the Retirement Savings Plan. Named executive officers may elect whether they will receive a distribution of their Supplemental Savings Plan account balances upon termination of employment or at a specified date. Distributions can be made in a lump sum or in up to 15 annual installments.

Health and Welfare Benefits

As part of our overall total compensation offering, we provide health and welfare benefits to the named executive officers that are intended to be competitive with peer companies. These arrangements, which include medical, dental, prescription drug, life insurance (including supplemental life insurance), accidental death and dismemberment, business travel accident, personal and family accident, flexible spending accounts, short- and long-term disability coverage and the employee assistance program, are offered to all of our eligible United States-based employees.

In addition, the Compensation Committee reviewed certain benefits provided to Mr. Meelia pre-separation and approved continuation of these benefits for Mr. Meelia. As noted in the notes to the All Other Compensation Table, these benefits include variable universal life insurance, supplemental long-term disability insurance, excess disability insurance and, for Mr. Meelia and his spouse, long-term care.

Perquisites and Other Benefits

Perquisites. The pre-separation perquisite program provided for the payment to named executive officers of a cash allowance equal to 10 percent (10%) of base salary, up to a maximum of $70,000, in lieu of perquisites typically provided by other companies. In connection with the separation, the Compensation Committee reviewed this program and concluded that the program was inconsistent with our executive compensation philosophy going forward. Accordingly, the Compensation Committee terminated the perquisite program, effective at the end of our 2007 fiscal year, but determined that it was in the Company’s and the executives’ best interests to establish an executive physical program, which offers comprehensive and coordinated annual physical examinations at a nominal cost to the Company. In recognition of the termination of the perquisite program, effective for the 2008 fiscal year, the Compensation Committee authorized a one-time seven percent (7%) increase in each named executive officer’s base salary as in effect on the last day of our 2007 fiscal year.

Other than the executive physical program and the limited use of corporate aircraft noted below, we do not provide our named executive officers with any perquisites. Based in part upon a Watson Wyatt Worldwide report, the Compensation Committee determined that our perquisites do not provide competitive benefits when compared with those offered by our peer companies. This imbalance is another reason the Compensation Committee increased the benefits provided under the long-term incentive program.

Airplane Usage. Pre-separation, named executive officers were subject to Tyco International’s corporate aircraft policy. In connection with the separation, the Compensation Committee determined that it was important to establish its own corporate aircraft policy due to the security and efficiency benefits that such a policy provides to a company. Under the policy, our Chief Executive Officer is permitted to use our corporate aircraft for personal travel, up to sixty (60) hours per fiscal year. Other named executive officers are permitted to use the corporate aircraft for personal travel only if such use is at no incremental cost to the Company and the Chief Executive Officer approves such use in advance of the travel. Pursuant to current income tax rules applicable to personal use of aircraft, the Company imputes the income to the named executive officer for amounts based on the Standard Industry Fare Level rates set by the Civil Aeronautics Division of the Department of Transportation. This imputed income amount is included in a named executive officer’s earnings at the end of the year and reported as W-2 income to the Internal Revenue Service.

Severance and Change in Control Benefits

Pre-separation, all of our named executive officers participated in a Tyco International-provided severance benefit plan and our Chief Executive Officer had the right to receive benefits in certain change in control scenarios pursuant to his employment agreement. The Compensation Committee determined that we should provide severance and change in control benefits to all of our named executive officers post-separation, given the fact that these are standard benefits provided by peer companies and also given the need to ensure continuity of management in the event of an actual or threatened change in control. Accordingly, the Compensation Committee adopted a severance plan, the Covidien Ltd. Severance Plan for U.S. Officers and Executives, and a change in control plan, the Covidien Ltd. Change in Control Severance Plan for Certain U.S. Officers and Executives.

Under the severance plan adopted by the Compensation Committee, benefits are payable to any named executive officer (other than our Chief Executive Officer, who has an employment agreement which provides for certain severance benefits) upon an involuntary termination of employment for any reason other than cause, permanent disability or death. Benefits are generally payable for 18 months following termination of employment.

Under the change in control plan adopted by the Compensation Committee, benefits are payable to any named executive officer upon an involuntary termination of employment or good reason resignation that occurs during a period shortly before and continuing after a change in control. Benefits are generally payable for 24 months following termination of employment (36 months for our Chief Executive Officer). The Compensation Committee believes that it is important to provide named executive officers with protection in the event that their employment is terminated in connection with a change in control or their position is modified in such a way as to diminish their compensation, authority or responsibilities. Maintaining a double trigger for payment of change in control benefits helps to provide that protection.

Employment Agreement with Richard J. Meelia.

On December 29, 2006, Tyco International entered into an executive employment agreement with Mr. Meelia that provided for Mr. Meelia to continue serving as the Chief Executive Officer of the healthcare businesses of Tyco International until completion of the separation and to serve as the Company’s Chief Executive Officer post-separation. This employment agreement is described in more detail following the executive compensation tables below.

Executive Officer Share Retention and Ownership Guidelines

Pre-separation, only our Chief Executive Officer was subject to share ownership and retention requirements. Post-separation, the Compensation Committee determined that it was in the best interests of the Company for all named executive officers to have meaningful actual share ownership positions in Covidien in order to reinforce the alignment of management and shareholder interests. Accordingly, the Compensation Committee adopted share retention and ownership guidelines for named executive officers. Under these guidelines, named executive officers are expected to retain 75% of the net after-tax shares realized under equity-based compensation awards until they achieve and continue to maintain a significant ownership position, expressed as a multiple of base salary as follows:

Chief Executive Officer	5 times base salary
Other Named Executive Officers	3 times base salary

After achieving the applicable share ownership level, named executive officers are expected to retain at least 50% of their net after-tax shares for one year. Shares held directly by the named executive officer, restricted stock, restricted stock units, deferred stock, deferred stock units and shares held indirectly through the Covidien Stock Fund (an employer stock fund that currently is a frozen investment in the Retirement Savings Plan) are included in determining a named executive officer’s share ownership. Shares underlying stock options that have not been exercised and unvested performance shares or units are not included in the calculation. Each of the named executive officers has achieved shareholdings in excess of the applicable multiple set forth above.

Tax Considerations

Deductibility of Executive Compensation

In evaluating compensation programs covering our named executive officers, the Compensation Committee considers the potential impact on the Company of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee generally intends to maximize deductibility of compensation under Section 162(m) to the extent consistent with our overall compensation program objectives, while also maintaining maximum flexibility in the design of our compensation programs and in making appropriate payments to named executive officers. However, the Compensation Committee reserves the right to use its independent judgment to approve all compensation, while taking into account the financial effects such action may have on the Company. Section 162(m) limits the tax deduction available to public companies for annual compensation that is paid to covered employees in excess of $1 million, unless the compensation qualifies as performance-based or is otherwise exempt from Section 162(m). We intend to administer our 2007 Stock and Incentive Plan, under which the named executive officers may receive annual incentive bonuses, stock options and restricted stock units, in a manner designed to allow for deductibility under Section 162(m).

Section 409A Compliance

We have designed our compensation programs and awards to named executive officers to comply with Section 409A of the Internal Revenue Code. However, certain options granted by Tyco International in 2002, which were converted upon our separation, had an exercise price that was less than the fair market value of the underlying stock on the measurement date of the stock option. Accordingly, on November 19, 2007, our Compensation Committee authorized us to take certain actions with respect to stock options to avoid the potential imposition of additional income tax liability under Section 409A, as permitted by regulations promulgated by the United States Treasury Department. Pursuant to the authority granted under the Company’s 2007 Stock and Incentive Plan, on November 19, 2007, the Compensation Committee authorized the Company to take any necessary actions permitted under the plan to:

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amend existing option awards to increase the exercise price of a portion of the stock options granted by Tyco International on February 5, 2002, to $40.05, the closing price of the Company’s common stock on December 3, 2007; and

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pay to each holder of these affected options an amount equal to the amount by which the aggregate increased exercise price of the affected options held by the holder exceeds the aggregate exercise price of the affected options before such increase, such amount to be payable on January 11, 2008, in the form of restricted stock units that fully vest on January 25, 2008.

Charles J. Dockendorff, our Executive Vice President and Chief Financial Officer, was affected by this increase in exercise price with respect to options to purchase 26,133 shares of common stock at a pre-increase exercise price of $30.4016 per share. The aggregate value of the restricted stock units we distributed to Mr. Dockendorff in January 2008 in connection with the increase in exercise price was $252,142.

John H. Masterson, our Senior Vice President and General Counsel, was affected by this increase in exercise price with respect to options to purchase 10,453 shares of common stock at a pre-increase exercise price of $30.4016 per share. The aggregate value of the restricted stock units we distributed to Mr. Masterson in January 2008 in connection with the increase in exercise price was $100,872.

Compensation Committee Report on Executive Compensation

The Compensation Committee is responsible for the oversight of the Company’s compensation programs on behalf of the Board of Directors. In fulfilling these responsibilities, the Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this prospectus.

Based on the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2007, and Proxy Statement for the 2008 Annual Meeting of Shareholders, each of which has been filed with the Securities and Exchange Commission.

Compensation and Human Resources Committee

Timothy M. Donahue, Chairman

John M. Connors, Jr.

Kathy J. Herbert

EXECUTIVE OFFICER COMPENSATION

Summary Compensation

As noted previously, during fiscal year 2007, we separated from Tyco International Ltd. The information included in the Summary Compensation Table below reflects fiscal year 2007 compensation earned by our chief executive officer, chief financial officer and the three other most highly compensated executive officers in fiscal 2007 for services rendered to Tyco International and its subsidiaries before separation (September 30, 2006 to June 29, 2007) and for services rendered to Covidien and its subsidiaries after separation (June 30, 2007 to September 28, 2007). The table also includes information for one additional individual for whom disclosure would have been required but for the fact that he was no longer serving as an executive officer on September 28, 2007. We refer to these six individuals collectively as our “named executive officers.” For a more complete understanding of the table, please read the narrative disclosures that follow the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)
Richard J. Meelia President and Chief Executive Officer	2007	$905,163	—	$3,170,889	$2,602,223	$1,248,644	$5,431	$5,334,680	$13,267,030

Charles J. Dockendorff Executive Vice President and Chief Financial Officer	2007	$511,844	—	$619,840	$571,888	$550,387	$2,740	$95,580	$2,352,279

José E. Almeida Senior Vice President and President, Medical Devices	2007	$535,000	—	$588,923	$544,935	$514,002	$65	$123,002	$2,305,927

John H. Masterson Senior Vice President and General Counsel	2007	$387,826	—	$416,211	$382,103	$378,707	$534	$70,357	$1,635,738

Karen A. Quinn-Quintin Senior Vice President, Human Resources	2007	$360,577	$154,000	$411,566	$86,942	$320,421	—	$166,097	$1,499,603

Kevin J. Gould	2007	$287,500	—	$883,333	$980,242	$255,482	—	$1,764,275	$4,170,832

The discussion below sets forth a brief description of the elements of compensation reported in the columns of the Summary Compensation Table.

Salary (Column C)

For all named executive officers other than Kevin J. Gould, our former Chief Operating Officer, the amounts reported in Column C represent the base salary paid by Tyco International to the named executive officers during our 2007 fiscal year before separation and the base salary paid by Covidien to the named executive officers after separation. The salary amount for Mr. Gould represents the portion of his base salary earned from September 30, 2006, the beginning of our 2007 fiscal year, through March 31, 2007, the date of his departure.

Bonus (Column D)

Reflects a one-time sign-on bonus paid to Ms. Quinn-Quintin in connection with her commencement of employment on October 16, 2006.

Stock Awards (Column E)

Generally. This column represents the dollar amount recognized for financial statement reporting purposes for our 2007 fiscal year (excluding forfeiture assumptions), in accordance with SFAS No. 123R, for restricted stock and restricted stock unit awards held by each of our named executive officers. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers, which may be higher or lower based on a number of factors, including the Company’s performance, stock price fluctuations and applicable vesting. For additional information relating to restricted stock unit awards, see the “Compensation Discussion and Analysis” beginning on page 131 of this prospectus.

The amounts in this column reflect both converted Tyco International restricted stock and restricted stock unit awards and Covidien-granted restricted stock unit awards. The conversion of Tyco International stock awards was considered a modification of an award in accordance with SFAS No. 123R and, as a result, we compared the fair value of the award immediately prior to separation to the fair value immediately after separation to measure incremental compensation cost. The conversion resulted in an increase in the fair value of the awards, and, accordingly, we recorded non-cash compensation expense, the amount of which was not significant, which is factored in to the amounts in Column E.

Tyco International Restricted Stock Awards Prior to Fiscal 2007. Outstanding Tyco International restricted stock awards held by our named executive officers immediately before our separation from Tyco International were converted into restricted stock awards in each of the three companies that existed immediately after separation—Tyco International, Tyco Electronics and Covidien—on the same basis as shares held by Tyco International shareholders. Restricted stock awards held by Company employees, including named executive officers, that were converted to restricted stock awards that included shares in Tyco International and Tyco Electronics became 50% vested on July 2, 2007, the first trading day after separation, and fully vested on January 2, 2008, the six-month anniversary of the first trading day post-separation. Also, amounts payable pursuant to the Tyco International Ltd. FY06-FY08 Performance Share Program converted to time-vested restricted stock units that fully vest on September 30, 2008. The Separation and Distribution Agreement by and among Tyco International Ltd., Covidien Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007, and filed as Exhibit 2.1 to our Current Report on Form 8-K on July 6, 2007, contains a full discussion of all awards that were converted upon separation and the methodology used to convert all Tyco International equity awards in connection with the separation.

Fiscal 2007 Restricted Stock Unit Awards.

Tyco International. On November 21, 2006, prior to our separation, Tyco International issued restricted stock unit awards to employees, including the named executive officers other than Ms. Quinn-Quintin. Tyco International issued two restricted stock unit awards to Ms. Quinn-Quintin on October 16, 2006, in connection with the commencement of her employment; one was a one-time sign-on grant to replace equity she forfeited at her previous employer and the other was the fiscal 2007 annual award. All of these awards vest one-third annually beginning on the second anniversary of the grant date, except for 18,031 restricted stock units granted to Ms. Quinn-Quintin as the one-time sign-on grant, which vest 50% on the first anniversary of the grant date and 100% on the second anniversary of the grant date. Unvested restricted stock units are credited with dividend equivalent units for any dividends distributed by the Company on common stock at the same dividend rate paid to other holders of Company common stock. Dividend equivalent units vest according to the same vesting schedule as the underlying restricted stock units. In connection with our separation, these restricted stock units and dividend equivalent units converted into Covidien restricted stock unit awards and dividend equivalent units.

Covidien. On July 2, 2007, we issued restricted stock units to the named executive officers. These restricted stock units vest one-quarter annually beginning on the first anniversary of the grant date. In addition, these restricted stock units are credited with dividend equivalent units for any dividends distributed by the Company on common stock at the same dividend rate paid to holders of Company common stock. Dividend equivalent units vest according to the same vesting schedule as the underlying restricted stock units.

Option Awards (Column F)

Generally. This column represents the dollar amount recognized for financial statement reporting purposes for our 2007 fiscal year (excluding forfeiture assumptions), in accordance with SFAS No. 123R, for option awards held by each of our named executive officers. For information on the assumptions used in calculating these amounts pursuant to SFAS No. 123R, see Note 15 to our Annual Consolidated Financial Statements. These amounts reflect our accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by the named executive officers, which may be higher or lower based on a number of factors, including the Company’s performance, stock price fluctuations and applicable vesting. For additional information relating to option awards, see the “Compensation Discussion and Analysis” section beginning on page 131 of this prospectus.

The amounts in this column reflect both converted Tyco International option awards and Covidien options granted in connection with the separation. The conversion of Tyco International options was considered a modification of an award in accordance with SFAS No. 123R and, as a result, we compared the fair value of the award immediately prior to separation to the fair value immediately after separation to measure incremental compensation cost. The conversion resulted in an increase in the fair value of the awards and, accordingly, we recorded non-cash compensation expense, the amount of which was not significant, which is factored into the amounts in Column F.

Tyco International Option Awards Granted Prior to Fiscal 2007. Outstanding Tyco International option awards held immediately before our separation from Tyco International by our employees, including the named executive officers, were converted into options exercisable solely for Covidien common shares. The exercise price and number of shares subject to such options have been adjusted pursuant to a formula designed to cause the intrinsic value (that is, the difference between the exercise price of the option and the market price of the shares for which the option may be exercised) of the converted Covidien options immediately after separation to be the same as the intrinsic value of the Tyco International options immediately prior to the separation and the financial position of the option holders (fair market value of the number of shares for which the option is exercisable) to remain the same immediately prior to and immediately after separation. All other terms and conditions of the options remain the same. The Separation and Distribution Agreement contains a full discussion of all awards that have converted upon separation and the methodology used to convert all Tyco International equity awards in connection with the separation.

Fiscal 2007 Option Awards.

Tyco International. On November 21, 2006, prior to our separation, Tyco International issued non-qualified stock options to employees, including our named executive officers other than Ms. Quinn-Quintin. Tyco International issued non-qualified stock options to Ms. Quinn-Quintin on October 16, 2006, in connection with the commencement of her employment. All of these options were issued with a then-current fair market value exercise price calculated as the average of the high and low price of Tyco International common stock as reported on the New York Stock Exchange on the grant date. These options have a 10-year term and vest one-quarter annually, beginning on the first anniversary of the grant date. In connection with our separation, these options converted into options exercisable solely for Covidien common shares, as discussed above.

Covidien. On July 2, 2007, we issued non-qualified stock options to employees, including our named executive officers. The exercise price for these options is the volume weighted average price of our stock on July 2, 2007, the first “regular way” trading day after separation. These options have a 10-year term and vest one-quarter annually, beginning on the first anniversary of the grant date.

Non-Equity Incentive Plan Compensation (Column G)

The amounts reported in Column G represent annual incentive cash bonuses paid to the named executive officers in December 2007 for performance in fiscal 2007 under our Fiscal Year 2007 Annual Incentive Plan. Although paid under our Annual Incentive Plan, these payouts were based on performance measures established by Tyco International before separation.

Mr. Gould’s bonus was paid on a pro rated basis based on the number of days (182) that he participated in the plan during the 2007 fiscal year. Please see the “Compensation Discussion and Analysis” beginning on page 131 of this prospectus for more information regarding our 2007 Annual Incentive Plan.

Change in Pension Value and Non-Qualified Deferred Compensation Earnings (Column H)

The amounts reported in Column H are attributable to the change in the actuarial present value of the accumulated benefit under the frozen Kendall Pension Plan at September 28, 2007, as compared to September 30, 2006. For more information, see the “Pension Benefits Table” and related notes and narrative below.

Our Supplemental Savings Plan does not provide for above-market or preferential earnings. Except for one investment alternative available to Mssrs. Gould, Dockendorff and Masterson, the Enhanced Moody’s Rate, all investments offered under the Supplemental Savings Plan mirror investments offered under the Retirement Savings Plan, our tax-qualified Section 401(k) plan, with the exception of the Covidien Stock Fund and Fidelity Freedom Funds. The interest rate earned on the Enhanced Moody’s Rate does not, however, result in above-market earnings. For more information, see the “Fiscal 2007 Non-Qualified Deferred Compensation Table” below and related notes and narrative.

All Other Compensation (Column I)

The amounts reported in Column I represent the aggregate dollar amount for each named executive officer for perquisites and other personal benefits, tax reimbursements, Tyco International and Covidien contributions to the Retirement Savings Plan, Tyco International and Covidien credits to the Supplemental Savings Plan, insurance premiums and other compensation.

The following table shows the specific amounts included in Column I of the Summary Compensation Table for fiscal 2007. For a more complete understanding of the table, please read the narrative disclosures that follow the table.

ALL OTHER COMPENSATION

Name and Principal Position	Perquisites and Other Personal Benefits	Tax Reimbursements	Company Contributions to Defined Contribution Plans	Insurance Premiums	Dividends/ Earnings on Equity Awards	Other	Total
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
Richard J. Meelia President and Chief Executive Officer	$83,216	$36,138	$76,850	$73,092	$65,384	$5,000,000	$5,334,680

Charles J. Dockendorff Executive Vice President and Chief Financial Officer	$50,607	—	$30,338	—	$14,635	—	$95,580

José E. Almeida Senior Vice President and President, Medical Devices	$59,433	$1,950	$48,108	—	$13,511	—	$123,002

John H. Masterson Senior Vice President and General Counsel	$38,352	—	$22,342	—	$9,663	—	$70,357

Karen A. Quinn-Quintin Senior Vice President, Human Resources	$112,251	$34,864	$11,142	—	$7,840	—	$166,097

Kevin J. Gould	$28,750	$50,148	$21,363	—	$11,908	$1,652,106	$1,764,275

Perquisites & Other Personal Benefits (Column B)

General. Pursuant to the perquisite program in place prior to separation, Tyco International paid certain executives, including our named executive officers, an allowance for perquisites equal to 10 percent (10%) of such executive’s base salary. Tyco International paid the allowance to executives on a quarterly basis in an amount equal to 2.5% of the executive’s base salary in effect on the date of payment. Payments were made on the last day of each fiscal quarter to executives who were employed on the first day of such quarter. We continued this program after separation and through the end of our 2007 fiscal year, but terminated the program effective as of the last day of the 2007 fiscal year.

Mr. Meelia. The aggregate value of perquisites and other personal benefits for Mr. Meelia in fiscal year 2007 was $83,216. This amount includes a cash payment of $70,000 paid pursuant to the perquisite allowance program, as well as reimbursements for health club dues of $147 (generally available to employees) and personal use of Company aircraft. The value of flights on corporate aircraft, $13,069, is based on the total variable incremental cost basis incurred by the Company in providing such flights, calculated on an annualized per hour basis. The variable costs associated with such flights include fuel, trip-related maintenance, crew travel expenses, on-board catering, landing and parking fees and other variable costs. As Company-owned aircraft are used predominantly for business purposes, we have not included fixed costs, such as pilots’ salaries, insurance and standard maintenance, which do not change based on usage. Executives are taxed on the imputed income attributable to personal use of Company aircraft and do not receive tax assistance from the Company with respect to these amounts.

Mr. Dockendorff. The aggregate value of perquisites and other personal benefits for Mr. Dockendorff in fiscal year 2007 was $50,607, which is the amount of the cash payment made pursuant to the perquisite allowance program.

Mr. Almeida. The aggregate value of perquisites and other personal benefits for Mr. Almeida in fiscal year 2007 was $59,433. This amount included a total cash payment of $53,500 paid pursuant to the perquisite allowance program, as well as a relocation reimbursement of $5,933.

Mr. Masterson. The aggregate value of perquisites and other personal benefits for Mr. Masterson in fiscal year 2007 was $38,352. This amount included a total cash payment of $38,205 paid pursuant to the perquisite allowance program and reimbursement for health club dues of $147 (generally available to employees).

Ms. Quinn-Quintin. The aggregate value of perquisites and other personal benefits for Ms. Quinn-Quintin in fiscal year 2007 was $112,251. This amount included a total cash payment of $28,125 paid pursuant to the perquisite allowance program as well as an $84,126 relocation reimbursement. Ms. Quinn-Quintin commenced employment on October 16, 2006. Because she was not employed on the first day of the first quarter of our 2007 fiscal year, she was not entitled to a perquisite payment for such quarter. Accordingly, the $28,125 represents three quarterly perquisite payments.

Mr. Gould. The aggregate value of perquisites and other personal benefits for Mr. Gould in fiscal year 2007 was $28,750, which is the amount of the cash payment made pursuant to the perquisite allowance program. Mr. Gould terminated employment on March 31, 2007. Because he was not employed beyond the second quarter of our 2007 fiscal year, he was not entitled to a perquisite payment for the third and fourth quarters. Accordingly, the $28,750 represents two quarterly perquisite payments.

Tax Reimbursements (Column C)

Mr. Meelia. Mr. Meelia received a tax reimbursement of $36,138 to pay the taxes associated with premiums paid on his behalf for universal life insurance, supplemental long-term disability insurance and excess disability insurance.

Mr. Almeida. Mr. Almeida received a tax reimbursement of $1,950 to pay the taxes associated with his relocation reimbursement.

Ms. Quinn-Quintin. Ms. Quinn-Quintin received a tax reimbursement of $34,864 to pay the taxes associated with her relocation reimbursement.

Mr. Gould. Mr. Gould received a tax reimbursement from Tyco International of $29,211 to pay the additional income tax assessed to him under Code Section 409A with respect to an option issued to him by Tyco International in 2002 and a tax gross-up of $20,937 attributable to the foregoing reimbursement.

Company Contributions to Defined Contribution Plans (Column D)

Mr. Meelia. Mr. Meelia received $14,442 as a matching contribution in the Retirement Savings Plan and $62,408 as a Company credit to the Supplemental Savings Plan.

Mr. Dockendorff. Mr. Dockendorff received $13,500 as a matching contribution in the Retirement Savings Plan and $16,838 as a Company credit to in the Supplemental Savings Plan.

Mr. Almeida. Mr. Almeida received $13,500 as a matching contribution in the Retirement Savings Plan and $34,608 as a Company credit to the Supplemental Savings Plan.

Mr. Masterson. Mr. Masterson received $10,286 as a matching contribution in the Retirement Savings Plan and $12,056 as a Company credit to the Supplemental Savings Plan.

Ms. Quinn-Quintin. Ms. Quinn-Quintin received $7,442 as a matching contribution in the Retirement Savings Plan and $3,700 as a Company credit to the Supplemental Savings Plan.

Mr. Gould. Mr. Gould received $5,573 as a matching contribution in the Retirement Savings Plan and $15,790 as a Company credit to the Supplemental Savings Plan.

Insurance Premiums (Column E)

Mr. Meelia. This column reflects the premiums paid by Tyco International for Executive Life Insurance for Mr. Meelia, as well as universal life insurance, long-term disability insurance, excess disability insurance premiums and extended care insurance for him and his spouse.

Dividends/Earnings on Equity Awards (Column F)

This column reflects the dollar value, as of September 28, 2007, of dividend equivalent units that were paid by Tyco International on restricted stock unit awards pre-separation and converted to Covidien dividend equivalent units upon separation as well as cash dividends paid during fiscal 2007 on existing Tyco International restricted stock awards.

Other (Column G)

Mr. Meelia. Before separation, Tyco International entered into a Settlement Agreement with Mr. Meelia which provided for the termination of Mr. Meelia’s then existing retention agreement. In consideration for termination of that retention agreement and in full satisfaction of all of Mr. Meelia’s rights under such agreement, Tyco International made a one-time payment to Mr. Meelia of $5,000,000 in January 2007.

Mr. Gould. This represents amounts payable pursuant to a Separation Agreement Tyco International entered into with Mr. Gould on October 7, 2006 and includes 18 months of his base salary ($862,500), his annual target bonus multiplied by 1.5 ($646,875), 18 months of his perquisite allowance ($86,250), outplacement services ($40,000) and continued medical and other welfare plan benefits ($16,481). This amount does not include the prorated portion of Mr. Gould’s 2007 fiscal year bonus ($255,482), which is reported in column G of the Summary Compensation Table above. While Mr. Gould terminated employment on March 31, 2007, payments under the Separation Agreement were delayed for six months to comply with Code Section 409A requirements. See “Separation Agreement with Mr. Gould” below for more information regarding his Separation Agreement.

Grants of Plan-Based Awards

The following table provides information concerning the annual and long-term incentive awards granted to each of our named executive officers in fiscal 2007, including equity awards granted by Tyco International in fiscal 2007 pre-separation. “AIP” reflects Annual Incentive Plan cash compensation, “Options” are non-qualified stock options and “RSUs” are restricted stock units. The table does not show equity awards granted by Tyco International prior to fiscal year 2007 which were converted into Covidien equity awards in connection with the separation. For a more complete understanding of the table, please read the narrative disclosures that follow the table.

FISCAL 2007 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)		NYSE Closing Price on Date of Grant ($/Share)		Grant Date Fair Value of Stock and Option Awards
			Threshold ($)	Target ($)	Maximum ($)
(A)	(B)		(C)	(D)	(E)	(F)	(G)	(H)				(I)
Richard J. Meelia
AIP	—	—	$525,000	$1,050,000	$2,100,000	—	—		—		—		—
Options	11/21/2006	—	—	—	—	—	195,997		$38.6485		—		$2,482,243
	7/2/2007	6/30/2007	—	—	—	—	640,200		$43.0878		$43.41		$7,935,535
RSUs	11/21/2006 7/2/2007	— 6/30/2007	— —	— —	— —	62,719 185,670	— —		— —		— —	$ $	2,423,989 8,059,935
Charles J. Dockendorff
AIP	—	—	$231,625	$463,250	$926,500	—	—		—		—		—
Options	11/21/2006 7/2/2007	— 6/30/2007	— —	— —	— —	— —	47,039 164,900	$ $	38.6485 43.0878	$	— 43.41	$ $	595,735 2,044,001
RSUs	11/21/2006 7/2/2007	— 6/30/2007	— —	— —	— —	15,052 47,810	— —		— —		— —	$ $	581,736 2,075,432
José E. Almeida
AIP	—	—	$214,000	$428,000	$856,000	—	—		—		—		—
Options	11/21/2006 7/2/2007	— 6/30/2007	— —	— —	— —	— —	33,554 161,500	$ $	38.6485 43.0878	$	— 43.41	$ $	402,665 2,001,857
RSUs	11/21/2006 7/2/2007	— 6/30/2007	— —	— —	— —	10,740 46,820	— —		— —		— —	$ $	415,084 2,032,456
John H. Masterson
AIP	—	—	$159,375	$318,750	$637,500	—	—		—		—		—
Options	11/21/2006 7/2/2007	— 6/30/2007	— —	— —	— —	— —	35,279 104,000	$ $	38.6485 43.0878	$	— 43.41	$ $	423,366 1,289,122
RSUs	11/21/2006 7/2/2007	— 6/30/2007	— —	— —	— —	11,289 30,170	— —		— —		— —	$ $	436,302 1,309,680
Karen A. Quinn-Quintin
AIP	—	—	$140,625	$281,250	$562,500	—	—		—		—		—
Options	10/16/2006 7/2/2007	— 6/30/2007	— —	— —	— —	— —	15,679 56,000	$ $	37.5132 43.0878	$	— 43.41	$ $	184,956 694,142
RSUs	10/16/2006 10/16/2006 7/2/2007	— — 6/30/2007	— — —	— — —	— — —	18,031 5,017 16,250	— — —		— — —		— — —	$ $ $	676,401 188,204 705,413
Kevin J. Gould
AIP	—	—	$215,625	$431,250	$862,500	—	—		—		—		—

Grant Date (Column B)

Grants issued on July 2, 2007, are our founders’ grants. The Compensation Committee authorized the issuance of the founders’ grants at its June 30, 2007 meeting. Because July 2, 2007 was the first day of “regular-way” trading day of our common stock on the NYSE and the exercise price for non-qualified stock options issued as part of the founders’ grants was based on the volume weighted average price of our common stock on July 2, 2007, these awards have a July 2, 2007 grant date. Grants issued on November 21, 2006, are grants made by Tyco International under its 2004 Stock and Incentive Plan as part of its 2007 fiscal year awards and were authorized at the November 21, 2006 meeting of the Tyco International Compensation and Human Resources Committee. Grants issued to Ms. Quinn-Quintin on October 16, 2006, reflect awards issued to her by Tyco International upon her commencement of employment on such date.

Non-Equity Incentive Plan Awards (Columns C through E)

The amounts reported in Columns C through E reflect threshold, target and maximum performance bonus award amounts for the 2007 fiscal year that were set by Tyco International in fiscal year 2007 under its Annual Incentive Plan, but were paid post-separation pursuant to our 2007 Annual Incentive Plan, which is an element of our 2007 Stock and Incentive Plan. The actual amounts earned by each executive officer pursuant to such awards are set forth in the Non-Equity Incentive Plan Compensation column of the “Summary Compensation Table.” For more information on the performance metrics applicable to these awards, see the “Compensation Discussion and Analysis” beginning on page 131.

All Other Stock and Option Awards (Columns F through H)

On November 21, 2006, Tyco International issued non-qualified stock options and restricted stock units to employees, including the named executive officers (other than Ms. Quinn-Quintin, who received grants on October 16, 2006, in connection with the commencement of her employment). The stock options terminate 10 years from the date of grant and vest one-quarter annually beginning on the first anniversary of the grant date. The restricted stock units vest one-third annually beginning on the second anniversary of the grant date, except for the one-time sign-on grant of 18,031 restricted stock units to Ms. Quinn-Quintin, which vest 50% on the first anniversary of the grant date and 100% on the second anniversary of the grant date. Upon separation, these stock options and restricted stock units were converted into Covidien options and Covidien restricted stock units according to the Separation and Distribution Agreement referenced above in the narrative to columns D and E of the Summary Compensation Table. The grants issued by us on July 2, 2007, include non-qualified stock options and restricted stock units, both of which vest one-quarter annually beginning on the first anniversary of the grant date. All Tyco International awards are presented on a post-conversion basis; that is, grants of Tyco International equity that were converted into Covidien equity have been reported as Covidien equity in this table.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding stock option awards and unvested restricted stock or restricted stock unit awards (including related dividend equivalent units) held by each named executive officer as of September 28, 2007. All Tyco International numbers are presented on a post-conversion basis; that is, grants of Tyco International equity that were converted into Covidien equity have been reported as Covidien equity in this table. For a more complete understanding of the table, please read the footnotes that follow the table.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

	Option Awards								Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
(A)	(B)		(C)		(D)		(E)		(G)		(H)
Richard J. Meelia	117,598	(1)	—		$33.0388		10/01/2008		8,750	(6)	$363,125
	31,801	(1)	—		$37.2848		10/22/2008		10,750	(7)	$446,125
	470,394	(1)	—		$46.9829		02/07/2009		62,719	(8)	$2,602,839
	61,778	(1)	—		$52.5482		10/17/2009		574	(9)	$23,821
	39,199	(1)	—		$46.4357		01/09/2010		33,867	(10)	$1,405,481
	195,997	(1)	—		$64.6243		10/02/2010		185,670	(11)	$7,705,305
	11,451	(1)	—		$67.6646		10/23/2010		—		—
	313,596	(1)	—		$57.0160		09/30/2011		—		—
	76,023	(1)	—		$64.5321		10/25/2011		—		—
	156,798	(1)	—		$30.4016		02/04/2012	(12)	—		—
	352,795	(1)	—		$18.2018		03/06/2013		—		—
	215,597	(1)	—		$35.4533		03/25/2014		—		—
	104,532	(2)	52,266		$45.6575		03/09/2015		—		—
	42,074	(3)	84,148		$36.9903		11/21/2015		—		—
	—		195,997	(4)	$38.6485		11/20/2016		—		—
	—		640,200	(5)	$43.0878		07/01/2017		—		—

Charles J. Dockendorff	20,905	(1)	—		$41.3730		07/07/2008		1,895	(6)	$78,643
	31,359	(1)	—		$45.8108		03/31/2009		2,125	(7)	$88,188
	31,359	(1)	—		$55.6428		04/17/2010		15,052	(8)	$624,658
	31,359	(1)	—		$57.1023		03/25/2011		137	(9)	$5,686
	78,399	(1)	—		$30.4016	(13)	02/04/2012		6,679	(10)	$277,179
	39,199	(1)	—		$18.2018		03/06/2013		47,810	(11)	$1,984,115
	32,457	(1)	—		$35.4533		03/25/2014		—		—
	21,638	(2)	10,819		$45.6575		03/09/2015		—		—
	8,337	(3)	16,672		$36.9903		11/21/2015		—		—
	—		47,039	(4)	$38.6485		11/20/2016		—		—
	—		164,900	(5)	$43.0878		07/01/2017		—		—

José E. Almeida	21,638	(2)	10,819		$45.6575		03/09/2015		1,895	(6)	$78,643
	—		16,673	(3)	$36.9903		11/21/2015		2,125	(7)	$88,188
	—		33,554	(4)	$38.6485		11/20/2016		10,740	(8)	$445,710
	—		161,500	(5)	$43.0878		07/01/2017		97	(9)	$4,026
	—		—		—		—		6,679	(10)	$277,179
	—		—		—		—		46,820	(11)	$1,943,030

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
(A)	(B)		(C)		(D)		(E)	(G)		(H)
John H. Masterson	23,519	(1)	—		$33.8413		04/07/2008	1,360	(6)	$56,440
	15,679	(1)	—		$45.8108		03/31/2009	1,425	(7)	$59,138
	23,519	(1)	—		$55.6428		04/17/2010	11,289	(8)	$468,494
	23,519	(1)	—		$57.1023		03/25/2011	103	(9)	$4,275
	31,359	(1)	—		$30.4016	(13)	02/04/2012	4,420	(10)	$183,430
	18,031	(1)	—		$35.4533		03/25/2014	30,170	(11)	$1,252,055
	15,523	(2)	7,761		$45.6575		03/09/2015	—		—
	5,567	(3)	11,132		$36.9903		11/21/2015	—		—
	—		35,279	(4)	$38.6485		11/20/2016	—		—
	—		104,000	(5)	$43.0878		07/01/2017	—		—

Karen A. Quinn-Quintin	—		15,679	(4)	$37.5132		10/16/2016	18,031	(14)	$748,287
	—		56,000	(5)	$43.0878		07/01/2017	5,017	(8)	$208,206
	—		—		—		—	1641	(5)	$6,806
	—		—		—		—	45	(9)	$1,868
	—		—		—		—	16,250	(11)	$674,375

Kevin J. Gould	8,954	(1)	—		$45.8108		12/31/2007	—		—
	9,949	(1)	—		$55.6428		12/31/2007	—		—
	7,462	(1)	—		$64.6243		12/31/2007	—		—
	9,949	(1)	—		$57.1023		12/31/2007	—		—
	10,298	(1)	—		$35.4533		12/31/2007	—		—
	31,093	(1)	—		$45.6575		03/31/2008	—		—
	13,681	(1)	—		$36.9903		03/31/2008	—		—

(1)	Represents fully vested stock options to purchase Covidien stock that were converted upon separation from fully vested options originally granted by Tyco International to purchase Tyco International stock.

(2)	Represents partially vested stock options to purchase Covidien stock that were converted upon separation from partially vested options granted by Tyco International to purchase Tyco International stock that were granted on March 10, 2005. These grants vest one-third annually beginning on the first anniversary of the grant date.

(3)	Represents partially vested stock options to purchase Covidien stock that were converted upon separation from partially vested options granted by Tyco International to purchase Tyco International stock that were granted on November 22, 2005. These grants vest one-third annually beginning on the first anniversary of the grant date.

(4)	Represents unvested stock options to purchase Covidien stock that were converted upon separation from unvested options granted by Tyco International to purchase Tyco International stock that were granted on November 21, 2006, except in the case of Ms. Quinn-Quintin, whose option award was granted on October 16, 2006, in connection with her commencement of employment. These grants vest one-quarter annually beginning on the first anniversary of the grant date.

(5)	Represents stock options for Covidien stock granted by us as part of our founders’ grants on July 2, 2007. These grants vest one-quarter annually beginning on the first anniversary of the grant date.

(6)	Represents restricted stock awards for Covidien stock that were converted upon separation from restricted stock awards for Tyco International stock that were granted on March 10, 2005. These awards fully vest on the third anniversary of the grant date.

(7)	Represents restricted stock awards for Covidien stock that were converted upon separation from restricted stock awards for Tyco International stock that were granted on November 22, 2005. These awards fully vest on the third anniversary of the grant date.

(8)	Represents restricted stock unit awards for Covidien stock that were converted upon separation from restricted stock unit awards for Tyco International stock that were granted on November 21, 2006, except in the case of Ms. Quinn-Quintin, whose restricted stock unit award was granted on October 16, 2006, in connection with the commencement of her employment. These awards vest one-third annually beginning on the second anniversary of the grant date.

(9)	Represents dividend equivalent units credited on restricted stock unit awards for Covidien stock that were converted upon separation from the restricted stock unit awards for Tyco International stock that Tyco International granted on November 21, 2006, except in the case of Ms. Quinn-Quintin, whose restricted stock unit award was granted on October 16, 2006, in connection with the commencement of her employment. These dividend equivalent units vest according to the same vesting schedule as the underlying restricted stock, i.e., one-third annually beginning on the second anniversary of the grant date.

(10)	Represents amounts payable pursuant to the Tyco International Ltd. FY06-FY08 Performance Share Program that were converted upon separation to time-vested restricted stock units for Covidien stock that fully vest on September 30, 2008.

(11)	Represents unvested restricted stock units for Covidien stock awarded by us as part of our founders’ grants on July 2, 2007. These awards vest one-quarter annually beginning on the first anniversary of the grant date.

(12)	Per an agreement entered into on December 4, 2006, Mr. Meelia agreed to exercise this option in calendar year 2008.

(13)	As described in our Current Report on Form 8-K filed on November 23, 2007, and noted in the Compensation Discussion and Analysis above, the Compensation Committee increased the exercise price with respect to options to purchase 26,133 shares held by Mr. Dockendorff, and options to purchase 10,453 shares held by Mr. Masterson, from $30.4016 per share to $40.05 per share (the closing price of our stock on December 3, 2007, the effective date of the change) to avoid the potential imposition of additional income tax liability under Code Section 409A.

(14)	Represents a one-time sign-on grant of restricted stock units for Covidien stock that were converted upon separation from restricted stock unit awards for Tyco International stock that were granted on October 16, 2006, in connection with Ms. Quinn-Quintin’s commencement of employment. This award vests one-half annually beginning on the first anniversary of the grant date.

(15)	Represents dividend equivalent units credited on the restricted stock unit award for Covidien stock that was converted upon separation from the restricted stock unit award for Tyco International stock that Tyco International granted on October 16, 2006. These dividend equivalent units vest according to the same vesting schedule as the underlying restricted stock, i.e., one-half annually beginning on the first anniversary of the grant date.

Option Exercises and Stock Vested

The following table provides information regarding the number of Tyco International stock options that were exercised by named executive officers during the last fiscal year before separation and the value realized from the exercise of such awards. The table also provides information regarding the vesting of Tyco International restricted stock during the last fiscal year before separation. The number of shares with respect to these Tyco International stock options and Tyco International restricted stock is presented on a pre-conversion basis; that is, exercises and vesting of Tyco International options or restricted stock are reported as Tyco International shares because these exercises and vesting events occurred pre-separation. Post-separation, no named executive officer exercised any Covidien options or became vested in any Covidien restricted stock units (including Tyco International restricted stock units that converted to Covidien restricted stock units at separation) during fiscal year 2007. For a more complete understanding of the table, please read the narrative disclosures that follow the table.

FISCAL 2007 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(A)	(B)	(C)	(D)	(E)
Richard J. Meelia	175,000	$1,959,178	60,000	$1,909,500
	100,000	$1,066,400	—	—

Charles J. Dockendorff	51,200	$531,441	7,000	$205,135
	—	—	11,040	$351,348

José E. Almeida	41,400	$145,107	11,100	$361,694
	10,633	$33,494	—	—

John H. Masterson	12,000	$128,242	6,130	$195,087
	10,000	$161,043

Karen A. Quinn-Quintin	—	—	—	—

Kevin J. Gould	—	—	7,000	$205,135
	—	—	11,040	$351,348
	—	—	15,000	$469,125
	—	—	30,000	$938,250
	—	—	12,000	$375,300

Option Awards (Columns B and C)

The information reported in Columns B and C reflects pre-separation exercises of options for Tyco International stock.

Stock Awards (Columns D and E)

The information reported in Columns D and E reflects the pre-separation vesting of Tyco International restricted stock. Pursuant to the Separation and Distribution Agreement, certain awards of restricted stock (as described more fully in the Separation and Distribution Agreement) converted to awards of restricted stock of Tyco International, Tyco Electronics and Covidien upon separation. One-half of the non-employer portion of such awards (with respect to named executive officers, it is the Tyco International and Tyco Electronics portion) vested on July 2, 2007, and the remaining half vested on January 2, 2008. As of the last day of fiscal 2007, each named executive officer other than Ms. Quinn-Quintin and Mr. Gould was vested in one-half of the Tyco International and Tyco Electronics restricted stock awards, as listed in the following chart.

Named Executive Officer	Non-Employer Shares Vested	Value
Richard J. Meelia	9,750 Tyco International	$516,458
	9,750 Tyco Electronics	$388,099

Charles J. Dockendorff	2,011 Tyco International	$106,523
	2,011 Tyco Electronics	$80,048

José E. Almeida	2,011 Tyco International	$106,523
	2,011 Tyco Electronics	$80,048

John H. Masterson	1,393 Tyco International	$73,788
	1,393 Tyco Electronics	$55,448

Pension Benefits

Messrs. Almeida, Dockendorff, Masterson, and Meelia participate in the Kendall/ADT Pension Plan, which was frozen with respect to all future benefit accruals (except interest crediting on the cash balance benefit) as of July 1, 1995. The Pension Plan has two components:

•	a final average pay pension benefit, which was frozen as of May 31, 1990; and

•	a cash balance benefit.

Messrs. Dockendorff and Meelia are entitled to benefits payable pursuant to both components, while Messrs. Almeida and Masterson are entitled only to the cash balance benefit.

Participants retiring on their normal retirement date (attainment of age 65) are entitled to a monthly pension calculated as the sum of:

•	the benefit accrued under the provisions of the plan as in effect on June 1, 1990, including the value of the benefit derived from employee contributions; and

•	with respect to accruals on or after June 1, 1990, the actuarial equivalent of the participant’s current account.

The current account is credited with interest with the one-year Treasury bill rate in effect on January 1st for each calendar year and service credits as follows:

Tier	Years of Benefit Service	Percent of Compensation
I	0-2	4.75%
II	3-9	5.25%
III	10-14	6.00%
IV	15-19	7.00%
V	20+	7.50%

Participants desiring to retire before normal retirement age may do so after attaining age 55 and completing five years of continuous service. If a participant chooses to retire before normal retirement age, his or her accrued benefit as of June 1, 1990 will be reduced by 0.33% per month for each month commencement precedes age 60. Only Mr. Meelia currently is eligible for retirement.

The following table provides information with respect to these pension benefits. For a more complete understanding of the table, please read the footnotes that follow the table.

2007 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service(1) (#)	Present Value of Accumulated Benefit(2) ($)	Payments During Last Fiscal Year ($)
(A)	(B)	(C)	(D)	(E)
Richard J. Meelia	Kendall Pension Plan(3)	13.1	$20,581	—
	Kendall Pension Plan(4)	5.1	$87,911

Charles J. Dockendorff	Kendall Pension Plan(3)	0.7	$6,851	—
	Kendall Pension Plan(4)	5.1	$54,249

José E. Almeida	Kendall Pension Plan(4)	0.2	$1,664	—

John H. Masterson	Kendall Pension Plan(4)	2.1	$13,213	—

(1)	The number of years of service credited under the Kendall/ADT Pension Plan for the named executive officers is less than the number of actual years of service because the years of credited service were frozen as of July 1, 1995. This freeze does not result in any increase in benefit to the named executive officers.

(2)	All assumptions are as detailed in the FAS 87 actuarial reports for the fiscal year ending September 28, 2007, with the exception of the following: (a) retirement age is the earliest age at which unreduced payment of all benefits can be received; and (b) no pre-retirement mortality, disability or termination is assumed. The amounts are calculated as being payable at age 60, the earliest unreduced retirement age.

(3)	Represents benefit payable under the final average pay component.

(4)	Represents benefit payable under the cash balance benefit component.

Non-Qualified Deferred Compensation

The following table provides information with respect to non-qualified deferred compensation plans for each of the named executive officers. For more information regarding information contained in the table, please read the narrative disclosures and footnotes that follow the table and, for additional information regarding the material terms of our non-qualified deferred compensation plan, please see the “Compensation Discussion and Analysis” section beginning on page 127 of this prospectus and the narrative disclosure regarding column H of the Summary Compensation Table.

FISCAL 2007 NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)		Aggregate Balance at Last FYE ($)
(A)	(B)	(C)	(D)	(E)		(F)
Richard J. Meelia
Covidien Supplemental Savings Plan	$458,433	$62,408	$620,307	—		$4,112,672
Kendall Supplemental Executive Retirement Plan(1)	—	—	—	—		$112,929

Charles J. Dockendorff
Covidien Supplemental Savings Plan	$82,134	$16,838	$794,477	$553,404	(2)	$11,361,439

José E. Almeida
Covidien Supplemental Savings Plan	$75,577	$34,608	$12,940	—		$269,362

John H. Masterson
Covidien Supplemental Savings Plan	$19,214	$12,056	$272,542	—		$3,778,996

Karen A. Quinn-Quintin
Covidien Supplemental Savings Plan	$55,788	$3,700	$3,509	—		$62,997

Kevin J. Gould
Covidien Supplemental Savings Plan	$190,104	$15,790	$988,493	$1,034,658		$16,578,206
Kendall Supplemental Executive Retirement Plan	—	—	—	$9,133		—

(1)	Represents a frozen benefit in the Kendall Company Senior Executive Supplemental Retirement Plan that was maintained by the Kendall Company prior to its acquisition by Tyco International. This plan was designed to provide supplemental retirement benefits in excess of IRS limits applicable to tax-qualified retirement plans.

(2)	Represents an in-service distribution from the Covidien Supplemental Savings Plan.

Executive Contributions in Last Fiscal Year (Column B)

The amounts reported in Column B include amounts deferred by the named executive officers during the 2007 fiscal year under the Tyco International Ltd. Supplemental Savings and Retirement Plan (“Tyco International Supplemental Savings Plan”) pre-separation and under our Supplemental Savings Plan post-separation. Each executive officer participated in the Tyco International Supplemental Savings Plan pre-separation and, other than Mr. Gould, participates in our Supplemental Savings Plan post-separation. We refer to both the Tyco International Supplemental Savings Plan and our Supplemental Savings Plan in the narrative to this table as the Supplemental Savings Plan. All amounts reported in this column are also included in the Salary and/or Non-Equity Incentive Plan Compensation columns in the Summary Compensation Table.

Registrant Contributions in Last Fiscal Year (Column C)

The amounts reported in Column C include amounts that Tyco International credited to the Tyco Supplemental Savings Plan on behalf of the named executive officers during the 2007 fiscal year pre-separation and that we credited to our Supplemental Savings Plan on behalf of the named executive officers post-separation. These amounts are included in the amounts set forth in Column I of the Summary Compensation Table and are specifically broken out in the footnote to Column D of the All Other Compensation Table. Benefits represent an unfunded and unsecured obligation of the Company. The Supplemental Savings Plan credits participant accounts with a Company contribution based on the executive officer’s deferred base salary and bonus at the same rate at which the officer is eligible to receive matching contributions under the Company’s tax-qualified 401(k) plan on any contribution the executive officer makes to the Supplemental Savings Plan on compensation that is below the eligible pay limit (as described below) and on any compensation the executive officer earns above the eligible pay limit irrespective of whether the executive officer contributes to the Supplemental Savings Plan. The Company’s tax-qualified 401(k) plan provides a matching contribution of five dollars ($5.00) for every one dollar ($1.00) that Ms. Quinn-Quintin contributes up to the first one percent (1%) of eligible pay and, with respect to Mssrs. Meelia, Dockendorff, Almeida and Masterson (who have each been credited with more than 10 years of service), provides a matching contribution of six dollars ($6.00) for every one dollar ($1.00) the executive officer contributes up to the first two percent (2%) of the executive officer’s eligible pay. For purposes of the Supplemental Savings Plan, eligible pay is $220,000 for 2006 and $225,000 for 2007.

Aggregate Earnings in Last Fiscal Year (Column D)

The amounts reported in Column D include earnings credited to the executive officer’s account in the Tyco Supplemental Savings Plan pre-separation and to our Supplemental Savings Plan post-separation. Earnings on credits to the Supplemental Savings Plan are determined by investment selections made by each executive officer in investment alternatives that generally mirror investment choices offered under the Company’s tax-qualified 401(k) plan, with the exception of the Covidien Stock Fund and the Fidelity Freedom Funds. The Company’s tax-qualified 401(k) plan offers a mix of investments through various mutual funds offered by Fidelity Investments. With respect to amounts credited to a predecessor plan, the Tyco International Deferred Compensation Plan, which Tyco International merged with and into the Tyco International Supplemental Savings Plan pre-separation, however, Mssrs. Gould, Dockendorff and Masterson are entitled to select the Enhanced Moody’s Rate as an investment selection for amounts that were credited to such plan on their behalf at the time the Tyco International Deferred Compensation Plan was merged into the Tyco International Supplemental Savings Plan. The Enhanced Moody’s Rate is an interest rate that is equal to the rate that is published in Moody’s Bond Record (or www.moodys.com) under the heading “Moody’s Long-Term Corporate Bond Yield Average” and is equal to the average corporate bond yield (based on seasoned bonds with remaining maturities of at least 20 years) published as of the fiscal year-end of the Company preceding the plan year for which the rate is to be used.

Aggregate Balance at Last FYE (Column F)

Upon separation, amounts credited to each executive officer’s account in the Tyco International Supplemental Savings Plan were transferred to and credited under our Supplemental Savings Plan. As a result, the amount reported in Column F for each executive officer includes the executive officer’s total balance in our Supplemental Savings Plan as of September 28, 2007. For additional information regarding our Retirement Savings Plan and our Supplemental Savings Plan, see the “Compensation Discussion and Analysis” section beginning of page 127 of this prospectus.

Potential Payments upon Termination, including Termination relating to Change in Control

Severance Plan. For all of the named executive officers in the table below, other than our Chief Executive Officer, who has an employment agreement which provides for certain severance benefits as described below, severance benefits are payable pursuant to the Covidien Ltd. Severance Plan for U.S. Officers and Executives. Under the Severance Plan, benefits are payable to an executive officer upon an involuntary termination of employment for any reason other than cause, permanent disability or death. Post-termination benefits consist of:

•	continuation of base salary for a period of 18 months;

•	payment of 1.5 times target bonus, paid over a period of 18 months;

•	continuation of health and dental benefits at active employee rates for a period of 18 months;

•	12 months accelerated vesting of outstanding stock options;

•	12 months to exercise vested stock options (unless a longer period is provided in the applicable option agreement);

•	outplacement services, in our discretion, for up to 12 months; and

•	payment of a pro-rata portion of the executive’s annual bonus for the year during which such officer’s employment terminates, in our discretion.

The payment of benefits is conditioned upon the executive officer executing a general release in favor of the Company and agreeing to covenants providing for the confidentiality of Company information, one year non-competition, two years of non-solicitation of Company employees and customers and non-disparagement. We may cancel or recover benefits previously paid if the executive officer does not comply with these provisions or violates the release of claims.

Change in Control Plan. For all of the named executive officers in the table below, change in control benefits are payable pursuant to the Covidien Ltd. Change in Control Severance Plan for Certain U.S. Officers and Executives. Under the Change in Control Plan, benefits are payable to an executive officer upon an involuntary termination of employment or good reason resignation that occurs during a period shortly before and continuing after a change in control. Post-termination benefits consist of:

•	continuation of base salary for a period of 24 months (36 months for the Chief Executive Officer, provided that the total base salary paid does not exceed 2.99 times his base salary);

•	payment of two times target bonus, paid over a period of 24 months (36 months for the Chief Executive Officer, provided that the total bonus paid does not exceed 2.99 times his base salary);

•	continuation of health and dental benefits at active employee rates for a period of 24 months (36 months for the Chief Executive Officer);

•	full vesting of outstanding stock options;

•	12 months to exercise vested stock options (unless a longer period is provided in the applicable option agreement);

•	full vesting of any unvested restricted stock and restricted stock units which are subject solely to time-based vesting;

•	outplacement services, in our discretion, for up to 12 months;

•	payment of a pro-rata portion of the executive’s annual bonus for the year during which such officer’s employment terminates; and

•

payment of a tax gross-up amount in the event the payments to the executive officer exceed three times the officer’s base amount (determined under Section 280G of the Internal Revenue Code) plus the lesser of (i) ten percent (10%) of such three times base amount or (ii) fifty thousand dollars ($50,000).

Unvested restricted stock and restricted stock units that are subject to performance-based vesting may become fully vested upon a change in control if the change in control plan administrator determines that the applicable performance vesting requirements have been or will be attained, or would have been attained during the applicable severance period but for the change in control. We do not have any unvested restricted stock or restricted stock units that are subject to performance-based vesting.

The tables below reflect the amount of compensation that would become payable to each of the named executive officers, other than Kevin J. Gould, under existing agreements and plans if the named executive officer’s employment had terminated on September 28, 2007, the last day of our fiscal year, given the named executive’s service levels as of such date and, if applicable, based on our closing stock price as of that date, which was $41.50. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options and benefits available generally to salaried employees, such as distributions under the Company’s 401(k) plan.

The actual amounts that would be paid upon a named executive officer’s termination of employment or in connection with a change of control can be determined only at the time of any such event. Due to the number of factors that may affect the amount of any benefits provided upon the events discussed below, actual amounts paid or distributed may be higher or lower than indicated in the tables. Factors that could affect these amounts include the timing during the year of any such event, our stock price, the executive’s age and any additional agreements or arrangements we may enter into in connection with any termination. We have not included Mr. Gould in these tables, as benefits payable to him are described below under “Separation Agreement with Mr. Gould.” For a more complete understanding of the table, please read the narrative disclosures and footnote that follow the table.

POTENTIAL PAYMENTS UPON TERMINATION

Name and Termination Scenario	Cash Severance	Bonus	Option Awards	Stock Awards	Welfare Benefits and Outplacement	Tax Gross-Up	Total
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
Richard J. Meelia
Involuntary termination (other than for cause)	$4,400,000	$1,200,000	$329,462	$1,795,728	$48,415	—	$7,773,605
Involuntary termination (for cause)	—	—	—	—	—	—	—
Voluntary Termination	—	—	$189,741	$1,795,728	—	—	$1,985,469
Death or Disability	—	$1,200,000	$938,368	$12,676,845	—	—	$14,815,213
Change in Control Termination	$6,578,000	$1,200,000	$938,368	$12,676,845	$61,841	—	$21,455,054

Charles J. Dockendorff
Involuntary termination (other than for cause)	$1,512,375	$463,250	$71,124	—	$42,293	—	$2,089,042
Involuntary termination (for cause)	—	—	—	—	—	—	—
Voluntary Termination	—	—	—	—	—	—	—
Death or Disability	—	$463,250	$209,317	$3,091,029	—	—	$3,763,596
Change in Control Termination	$2,016,500	$463,250	$209,317	$3,091,029	$48,415	$1,238,448	$7,066,959

Name and Termination Scenario	Cash Severance	Bonus	Option Awards	Stock Awards	Welfare Benefits and Outplacement	Tax Gross-Up	Total
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
José E. Almeida
Involuntary termination (other than for cause)	$1,444,500	$428,000	$61,511	—	$42,293	—	$1,976,304
Involuntary termination (for cause)	—	—	—	—	—	—	—
Voluntary Termination	—	—	—	—	—	—	—
Death or Disability	—	$428,000	$170,869	$2,869,336	—	—	$3,468,205
Change in Control Termination	$1,926,000	$428,000	$170,869	$2,869,336	$48,415	$1,235,728	$6,678,348

John H. Masterson
Involuntary termination (other than for cause)	$1,115,625	$318,750	$50,248	—	$42,293	—	$1,526,916
Involuntary termination (for cause)	—	—	—	—	—	—	—
Voluntary Termination	—	—	—	—	—	—	—
Death or Disability	—	$318,750	$150,800	$2,050,376	—	—	$2,519,926
Change in Control Termination	$1,487,500	$318,750	$150,800	$2,050,376	$48,415	$818,972	$4,874,813

Karen A. Quinn-Quintin
Involuntary termination (other than for cause)	$984,375	$281,250	$15,624	—	$42,293	—	$1,334,684	(1)
Involuntary termination (for cause)	—	—	—	—	—	—	—
Voluntary Termination	—	—	—	—	—	—	—
Death or Disability	—	$281,250	$62,509	$1,639,541	—	—	$1,983,300
Change in Control Termination	$1,312,500	$281,250	$62,509	$1,639,541	$48,415	$618,374	$3,973,731	(1)

(1)	Also includes $7,442 in employer contributions to the Retirement Savings Plan and $3,700 in Company credits to the Supplemental Savings Plan that will become fully vested (1) upon an involuntary termination (other than for cause) in the event that Ms. Quinn-Quintin enters into a severance agreement with the Company or (2) upon a change in control termination. All other named executive officers are currently vested in employer contributions and Company credits.

Cash Severance (Column B)

Involuntary Termination (other than for cause). For all named executive officers other than Mr. Meelia, the cash severance amount in the involuntary termination scenario represents continuation of the officer’s base salary and target annual bonus amount as of September 28, 2007 during an 18-month severance period, payable on our normal payroll schedule. If necessary to comply with Section 409A of the Internal Revenue Code, we will delay payment of these benefits until six months after termination of employment.

For Mr. Meelia, this amount represents a lump sum cash payment in an amount equal to two times his base salary and target annual bonus as of September 28, 2007, pursuant to his Employment Agreement and as described below under “Employment Agreement with Mr. Meelia.” Payments to Mr. Meelia may be delayed until six months after termination of employment if necessary to comply with Section 409A of the Internal Revenue Code.

Change in Control. For all named executive officers other than Mr. Meelia, the cash severance amount in the change in control scenario represents continuation of the executive officer’s base salary and target annual bonus amount as of September 28, 2007, during a 24-month severance period, payable on our normal payroll schedule.

For Mr. Meelia, the cash severance amount in the change in control scenario represents continuation of his base salary and target annual bonus amount as of September 28, 2007, during a 36-month severance period, payable on our normal payroll schedule, up to a maximum of 2.99 times his base salary and target bonus amounts.

Bonus (Column C)

The bonus amount represents payment of a pro-rata portion of the annual bonus payable to the executive officer for the year during which the termination or change in control occurred. Pursuant to SEC guidance, we assume that the change in control occurs on September 28, 2007, the last day of the 2007 fiscal year, thereby entitling such officer to the full bonus for such fiscal year.

Option Awards (Column D)

Involuntary Termination (other than for cause). The option award amount represents the amount of outstanding options held by the executive officer that would have vested during the 12-month period that immediately follows September 28, 2007.

Involuntary Termination (for cause). Option awards include a “claw-back” feature that allows us to recover the amount of any profit the named executive officer realized upon the exercise of any portion of options generally during the 12-month period that occurs immediately prior to the officer’s involuntary termination for cause. For this purpose, “cause” means misconduct that is willfully or wantonly harmful to the Company or any of its subsidiaries, monetarily or otherwise, including, without limitation, conduct that violates the Company’s code of ethical conduct.

Change in Control. The option award amount represents the full vesting of all outstanding options held by the executive officer as of September 28, 2007.

Stock Awards (Column E)

Involuntary Termination (other than for cause). The stock award amount for Mr. Meelia represents the pro-rata vesting of his Tyco International and Tyco Electronics restricted stock awards. The terms and conditions applicable to the Tyco International and Tyco Electronics restricted stock grants that were converted from the Tyco International awards on March 10, 2005 and November 22, 2005 provide that upon a termination of employment due to retirement (defined as a termination of employment after attainment of age 55, where the sum of the employee’s age and years of service is at least 60) the employee is entitled to pro rata vesting of such award determined by the number of full years (in the case of the March 10, 2005 award and rounded to the nearest full year) or full months (in the case of the November 22, 2005 award) the employee completed since the grant date. During the 2007 fiscal year, Mr. Meelia attained age 58 and completed 16 years of service. If Mr. Meelia terminated employment on September 28, 2007, he would have been entitled to full vesting on the March 10, 2005 award and 61.1% vesting on the November 22, 2005 awards. As discussed in the section entitled “Tyco International Restricted Stock Awards Prior to Fiscal 2007” under “Stock Awards (Column E)” in the “Summary Compensation Table”, 50% of the Tyco International and Tyco Electronics restricted stock awards granted pre-separation vested on July 2, 2007, and the remaining 50% vested on January 2, 2008. Because only 50% of these awards had vested as of September 28, 2007, the date upon which the amounts for this table are calculated pursuant to SEC regulations, the amounts reported represent the additional vesting (i.e., the vesting percentage above 50%) that Mr. Meelia would have received if he terminated employment on September 28, 2007, and before the remaining 50% of these awards vested, specifically an additional 50% with respect to his March 10, 2005 award and an additional 11.1% with respect to his November 22, 2005 award.

Involuntary Termination (for cause). Stock awards include a “claw-back” feature that allows us to recover the amount realized by the executive officer upon the vesting of any stock award during the 12-month period that occurs immediately prior to the officer’s involuntary termination for cause. For this purpose, “cause” means misconduct that is willfully or wantonly harmful to the Company or any of its subsidiaries, monetarily or otherwise including, without limitation, conduct that violates the Company’s code of ethical conduct.

Change in Control. The stock award amount represents the full vesting of all restricted stock and restricted stock unit awards held by the executive officer as of the change in control.

Welfare Benefits and Outplacement Services (Column F)

The welfare benefits amount represents the employer portion of the premium paid on behalf of the executive officer for continued coverage under the Company’s health and dental plans during the applicable severance period. Although payable in our discretion with respect to executives other than Mr. Meelia, we assume that we would pay $25,000 on behalf of each executive officer for outplacement services.

Involuntary Termination (other than for cause). The applicable severance period is 24 months for Mr. Meelia and 18 months for all other named executive officers.

Change in Control. The applicable severance period is 36 months for Mr. Meelia and 24 months for all other named executive officers.

Tax Gross-Up (Column G)

If payments to an executive officer upon a change in control exceed three times the officer’s base amount (as such term is defined in Section 280G of the Internal Revenue Code) plus the lesser of (i) ten percent (10%) of such three times base amount or (ii) fifty thousand dollars ($50,000), the Company provides a tax gross-up payment that provides the officer with a net payment equal to the payment the officer would have received had the applicable excise taxes imposed by Section 4999 of the Internal Revenue Code not applied. If payments to an executive officer would be nondeductible due to application of Section 280G, but such payments do not exceed the limit described above, the payments to the officer will be reduced to an amount such that the excise taxes imposed by Section 4999 would not apply.

Employment Agreement with Mr. Meelia

Before separation, Tyco International entered into two agreements with Mr. Meelia regarding his employment with the Company. The first agreement was a Settlement Agreement that provided for the termination of Mr. Meelia’s then-current retention agreement. The second agreement was an Employment Agreement that provided for Mr. Meelia to continue serving as the Chief Executive Officer of Tyco International’s healthcare businesses until the separation and to serve as the Chief Executive Officer of Covidien after the separation. Mr. Meelia is the only executive officer with an employment agreement.

The Employment Agreement provides that Mr. Meelia will receive a base salary, bonus and a long-term incentive opportunity determined by the Tyco International Board before separation and by the Company’s Board after separation, as well as be eligible to participate in all employee benefit plans and programs applicable to executives generally. The Employment Agreement will continue for an indefinite term, and Mr. Meelia will be employed by the Company at will. The general terms of the Employment Agreement also provide that, if Mr. Meelia’s employment is terminated for any reason other than by the Company for cause (as defined in the Employment Agreement) and subject to the execution of a general release in favor of the Company in the form provided in the Employment Agreement, the Company is obligated to pay him a lump sum cash payment in an amount equal to two times the sum of (1) the greater of his then-current base salary or his base salary as in effect immediately before December 29, 2006, and (2) the greater of (i) his then-current target annual bonus or (ii) the average annual bonus received by him or his target bonus, whichever is greater, for the two fiscal years immediately preceding the date his employment terminates. This payment may be delayed until six months after termination of employment if necessary to comply with Section 409A of the Internal Revenue Code. Also, Mr. Meelia and his eligible dependents will receive continued coverage for two years in all health and welfare plans in which he participated on his date of termination under the same terms and conditions as in effect on the date of termination (or as amended from time to time), subject to Mr. Meelia’s continued payment of applicable premiums. Mr. Meelia is required, under the terms of the Employment Agreement, not to disclose confidential Company information at any time, not to compete with the Company nor solicit our management level employees, or customers of the Company for a period of one year following termination of employment, and not to disparage the Company after his termination. The termination benefits provided under the Employment Agreement are in lieu of any termination or severance benefits for which Mr. Meelia may be eligible under any of the Company’s plans, policies or programs.

Separation Agreement with Mr. Gould

Before separation, Mr. Gould was employed by Tyco International’s healthcare businesses, which upon separation became Covidien. Tyco International entered into a Separation Agreement with Mr. Gould dated October 7, 2006. Under the Separation Agreement, Mr. Gould’s employment with Tyco International ceased as of March 31, 2007. Following termination, Mr. Gould became entitled to receive cash payments totaling $1,867,588. These payments represent 18 months of Mr. Gould’s base salary ($862,500), his annual target bonus multiplied by 1.5 ($646,875), the prorated portion of his annual bonus for fiscal 2007 ($255,482), 18 months of his perquisite allowance ($86,250) and continued medical and dental coverage ($16,481) through September 30, 2008. All unvested restricted shares and stock options also vested immediately as of March 31, 2007, with the stock options remaining exercisable through March 31, 2008. Any unvested portion of Mr. Gould’s account in the Covidien Supplemental Savings and Retirement Plan also vested fully on March 31, 2007. Outplacement services will be provided for 12 months, with a limit on the cost of such services of $40,000. In consideration for these benefits, Mr. Gould has executed a general release in favor of the Company and also agreed to confidentiality, non-solicitation and non-competition provisions.

TRANSACTIONS WITH RELATED PERSONS

On June 30, 2007, our Board of Directors, upon recommendation of the Nominating and Governance Committee, adopted written policies and procedures providing for the review and approval or ratification by the Nominating and Governance Committee of certain transactions or relationships involving Covidien and its directors, executive officers, certain stockholders and their affiliates. Transactions subject to this review and approval or ratification include any transaction, arrangement or relationship or series of transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (i) the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, (ii) we are a participant, and (iii) any related party has or will have a direct or indirect material interest. In determining whether to approve or ratify these interested transactions, the Nominating and Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no more favorable to the affiliated third-party than terms generally available to an unaffiliated third-party under the same or similar circumstances, as well as the extent of the related party’s interest in the transaction.

As discussed elsewhere in this Prospectus, until our separation from Tyco International on June 29, 2007, we constituted the healthcare businesses of Tyco International. In connection with the separation, we entered into various agreements with Tyco International, including a Separation and Distribution Agreement and a Tax Sharing Agreement. See “Relationship with Tyco International and Tyco Electronics” for a summary of certain important features of the material agreements, which we have filed with the SEC. During fiscal 2007, both pre- and post-separation, we purchased approximately $58.5 million of goods and services from Tyco International, primarily related to electronics equipment. Approximately $54.4 million of these goods and services were purchased pre-separation from what is now Tyco Electronics. Christopher J. Coughlin, a member of our Board of Directors, is the Executive Vice President and Chief Financial Officer of Tyco International; he is not, however, an executive officer of Tyco Electronics.

During fiscal 2007, including pre-separation transactions by the healthcare businesses of Tyco International, we purchased approximately $160,000 of goods and services from Eaton Corporation and its affiliates in the normal course of business. These goods and services were primarily related to electrical components and services. Craig Arnold, a member of our Board of Directors, is a Senior Vice President of Eaton Corporation and President of the Fluid Power Group of Eaton Corporation.

During fiscal 2007, including pre-separation transactions by the healthcare businesses of Tyco International, the Company purchased approximately $775,300 of goods and services from Pentair, Inc. and its affiliates in the normal course of business. These goods and services were primarily related to filters, metals and molded components. Randall J. Hogan, a member of our Board of Directors, is the Chairman and Chief Executive Officer of Pentair, Inc.

Bryan C. Hanson, the brother-in-law of José Almeida, our Senior Vice President and President of our Medical Devices segment, is President of the Energy-based Devices business unit within our Medical Devices segment. In fiscal 2007, Mr. Hanson earned total cash compensation of $748,078 (including base salary, bonus, relocation reimbursements, tax gross-up on the relocation reimbursements and perquisites) and received grants of 14,478 restricted stock units (including 103 dividend equivalent units) and options to purchase 48,071 shares of our common stock. His compensation was commensurate with that of his peers.

Prior to our separation from Tyco International, Amy Wendell, our Senior Vice President, Strategy and Business Development, was indebted to Tyco International in fiscal 2007 for taxes paid by Tyco International on her behalf in connection with the grant to her of restricted stock in 1997, 1998 and 1999. The largest aggregate amount of indebtedness outstanding at any time during fiscal 2007 was $154,818. This indebtedness bore interest at rates ranging from 5.33% to 5.40% while it was outstanding in fiscal 2007. Ms. Wendell repaid the loan in full in May 2007.

DESCRIPTION OF OTHER INDEBTEDNESS

Five-Year Senior Revolving Credit Facility

In connection with the separation, Covidien entered into a five-year unsecured senior revolving credit facility, under which CIFSA is the borrower. As of March 28, 2008, we had $574 million outstanding under the revolving credit facility, leaving $926 million of available capacity for working capital, capital expenditures and other corporate purposes. During the third quarter of fiscal 2008, we repaid an additional $400 million of the outstanding borrowings under this facility. The unsecured senior revolving credit facility terminates on April 25, 2012.

Interest and Fees

Borrowings under the credit facility bear interest, at our option, at a base rate or LIBOR, plus a margin for LIBOR loans depending on our credit ratings and on whether the credit facility is 50% or more drawn. We may select LIBOR interest periods of 1, 2, 3 or 6 months or other periods of time as agreed to by the lenders. Interest is payable at the end of the selected interest period or quarterly, whichever is shorter.

We are required to pay an annual facility fee at a rate that depends on our credit ratings and ranges from 4.5 to 12.5 basis points.

Optional Prepayment and Commitment Reductions

We may prepay amounts outstanding under the unsecured senior revolving credit facility without penalty, subject to payment of any breakage costs. We also may irrevocably cancel the undrawn portion of the commitment under the credit facility.

Covenants

The credit facility contains affirmative and negative covenants, including covenants related to the delivery of financial statements, the filing of documents with the SEC, and the delivery of financial information and notices to the lenders. The affirmative covenants also include standard covenants relating to the operation of our business.

The negative covenants limit some of our actions, including our ability to create liens, merge, consolidate or transfer all or substantially all of our assets, pay dividends, transact business with affiliates and issue subsidiary debt. The credit facility will prohibit our leverage ratio from exceeding 3.5 times earnings before interest, taxes, depreciation and amortization.

Events of Default

The unsecured senior revolving credit facility specifies customary events of default, including failure to pay principal, interest, fees or other amounts under the credit facility, material inaccuracies in our representations or warranties, failure to pay, or acceleration of, certain other indebtedness in excess of $50,000,000, bankruptcy and insolvency, failure to pay monetary judgments in excess of $30,000,000, customary ERISA defaults, and change of control.

Commercial Paper Program

In February 2008, we initiated a $1.5 billion commercial paper program. The notes are fully and unconditionally guaranteed by Covidien Ltd. Proceeds from the sale of the notes are used for working capital and other corporate purposes. We are required to maintain an available unused balance under our $1.5 billion revolving credit facility discussed below, sufficient to support amounts outstanding under the commercial paper program.

SECURITY OWNERSHIP OF COVIDIEN

The following tables show the number of shares of common stock beneficially owned:

•

as of April 1, 2008, by each current director and nominee for director, each executive officer named in the Summary Compensation Table under “Executive Officer Compensation” and our directors and executive officers as a group; and

•	as of the date indicated by each owner of 5% or more of our outstanding shares of common stock.

A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares or the right to acquire such power within 60 days of the date of the table. Common shares subject to stock options presently vested or vesting within 60 days of April 1, 2008, restricted stock units and dividend equivalent units are deemed to be outstanding and beneficially owned by the person holding the securities for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. There were 499,084,320 Covidien common shares outstanding as of April 1, 2008. The tables below are based on information furnished by the persons named, public filings and our records.

Directors and Executive Officers

Name of Beneficial Owner	Number of Covidien Common Shares Beneficially Owned	Percentage Ownership
Richard J. Meelia(1)	2,676,375	*
Charles J. Dockendorff(2)	411,123	*
José E. Almeida(3)	117,385	*
Kevin J. Gould(4)	123,816	*
John H. Masterson(5)	214,497	*
Karen Quinn-Quintin(6)	40,810	*
Craig Arnold(7)	5,307	*
Robert H. Brust(8)	4,826	*
John M. Connors, Jr.(9)	4,826	*
Christopher J. Coughlin(10)	181,487	*
Timothy M. Donahue(11)	4,826	*
Kathy J. Herbert(12)	4,826	*
Randall J. Hogan, III(13)	5,190	*
Dennis H. Reilley(14)	14,742	*
Tadataka Yamada(15)	4,826	*
Joseph A. Zaccagnino(16)	4,826	*
All directors and executive officers as a group (22 persons)(17)	4,070,897	*

*	Represents less than 1% of outstanding common shares.

(1)	Includes 10,750 restricted common shares, 284,779 restricted stock units and 2,332,972 common shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of April 1, 2008.

(2)	Includes 2,125 restricted common shares, 70,170 restricted stock units and 325,926 common shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of April 1, 2008.

(3)	Includes 2,125 restricted common shares, 64,786 restricted stock units and 49,181 common shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of April 1, 2008.

(4)	Mr. Gould ceased being an employee on March 31, 2007. The numbers in this table reflect the number of shares known to be beneficially owned by him as of May 31, 2007 rather than on April 1, 2008.

(5)	Includes 1,425 restricted common shares, 46,307 restricted stock units and 155,343 common shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of April 1, 2008.

(6)	Includes 30,683 restricted stock units and 3,919 common shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of April 1, 2008.

(7)	Includes 2,720 restricted stock units.

(8)	Includes 2,720 restricted stock units.

(9)	Includes 2,720 restricted stock units.

(10)	Includes 19,137 restricted stock units and 128,519 common shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of April 1, 2008, 36,000 of which are held indirectly by trust. Also includes 26,725 common shares held by a Grantor Retained Annuity Trust.

(11)	Includes 2,720 restricted stock units.

(12)	Includes 2,720 restricted stock units.

(13)	Includes 2,720 restricted stock units and 64 shares held in a trust over which Mr. Hogan has shared dispositive and voting power.

(14)	Includes 5,430 restricted stock units.

(15)	Includes 2,720 restricted stock units.

(16)	Includes 2,720 restricted stock units.

(17)	Does not include Mr. Gould, who ceased being an employee on March 31, 2007.

5% Beneficial Owners

Name and Address of Beneficial Owner	Number of Covidien Common Shares Beneficially Owned	Percentage Ownership
Davis Selected Advisors LP(1)	28,900,378	5.8%
2949 East Elvira Road, Suite 101
Tucson, Arizona 85706
Dodge & Cox(2)	27,080,851	5.4%
555 California Street, 40th Floor
San Francisco, CA 94104

(1)	The amount shown for the number of common shares beneficially owned by Davis Selected Advisors LP (“Davis”) was provided by Davis pursuant to a Form 13G/A filed on February 13, 2008.

(2)	The amount shown for the number of common shares beneficially owned by Dodge & Cox (“Dodge”) was provided by Dodge pursuant to a Form 13G filed on February 13, 2008.

LUXEMBOURG, BERMUDA AND

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Luxembourg

The following information is of a general nature only and is based on the laws presently in force in Luxembourg. It does not purport to be a comprehensive description of all tax implications that might be relevant to an investment decision. Holders of new notes who are in doubt as to their tax position should consult a professional tax adviser.

No withholding tax

Non-resident holders of new notes

Under Luxembourg general tax laws currently in force and subject to the laws of 21 June 2005 (the Laws) mentioned below, there is no withholding tax on payments of principal, premium or interest made to non-resident holders of new notes, nor on accrued but unpaid interest in respect of the new notes, nor is any Luxembourg withholding tax payable upon redemption or repurchase of the new notes held by non-resident holders of new notes.

Under the Laws implementing the Council Directive 2003/48/EC of 3 June 2003 on taxation of savings income in the form of interest payments and ratifying the treaties entered into by Luxembourg and certain dependent and associated territories of EU Member States (the Territories), payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual beneficial owner or a residual entity, as defined by the Laws, which are resident of, or established in, an EU Member State (other than Luxembourg) or one of the Territories will be subject to a withholding tax unless the relevant recipient has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his/her/its country of residence or establishment, or, in the case of an individual beneficial owner, has provided a tax certificate issued by the fiscal authorities of his/her country of residence in the required format to the relevant paying agent. Where withholding tax is applied, it will be levied at a rate of 15% during the first three-year period starting 1 July 2005, at a rate of 20% for the subsequent three-year period and at a rate of 35% thereafter. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the new notes coming within the scope of the Laws would at present be subject to withholding tax of 15%.

Resident holders of new notes

Under Luxembourg general tax laws currently in force and subject to the law of 23 December 2005 (the Law) mentioned below, there is no withholding tax on payments of principal, premium or interest made to Luxembourg resident holders of new notes, nor on accrued but unpaid interest in respect of new notes, nor is any Luxembourg withholding tax payable upon redemption or repurchase of new notes held by Luxembourg resident holders of new notes.

Under the Law payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual beneficial owner who is resident of Luxembourg will be subject to a withholding tax of 10%. Such withholding tax will be in full discharge of income tax if the beneficial owner is an individual acting in the course of the management of his/her private wealth. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the new notes coming within the scope of the Law would be subject to withholding tax of 10%.

Taxation of corporate holders

Luxembourg corporate holders

A corporate holder of new notes who is a resident of Luxembourg for tax purposes, or who has a permanent establishment or a fixed place of business in Luxembourg to which the new notes are attributable, is subject to Luxembourg corporation taxes in respect of the interest paid or accrued on the new notes. Gains realized by a corporate holder of new notes who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg to which the new notes are attributable, on the sale or disposal of the notes, are subject to Luxembourg corporation taxes. The exchange of the outstanding notes for new notes is deemed a disposal followed by an acquisition. Gains realized on this disposal are subject to corporation taxes, unless the exchange may be considered as being neutral because of the similarity between the outstanding notes and the new notes.

Luxembourg corporation taxes

A Luxembourg holder of new notes that is governed by the law of 31st July 1929 on pure holding companies or by the law of 11th May 2007 on family estate management companies or by the law of 20th December 2002 on investment funds and of 13th February 2007 on specialized investment funds and that is not a venture capital company governed by the law of 15th June 2007 will not be subject to any Luxembourg income tax in respect of interest received or accrued on the new notes, or on gains realized on the sale or disposal of new notes or on the exchange of outstanding notes for new notes.

Non-resident corporate holders

Gains realized by a non-resident holder of new notes who does not have a permanent establishment or fixed place of business in Luxembourg to which the new notes are attributable are not subject to Luxembourg income tax upon the sale or disposal of new notes.

Taxation of Individual holders

Resident individuals

An individual holder of new notes who is a resident of Luxembourg for tax purposes, is subject to income tax in respect of interest paid on the new notes. Under Luxembourg tax laws, a gain realized by an individual holder of new notes who acts in the course of the management of his private wealth and who is a resident of Luxembourg for tax purposes, on the sale or disposal of the new notes, including a gain realized on the exchange of the outstanding notes for new notes, is not subject to Luxembourg income tax, provided this sale or disposal took place at least six months after the acquisition of the notes. An individual holder of new notes, who acts in the course of the management of his private wealth and who is a resident of Luxembourg for tax purposes, has further to include the portion of the gain corresponding to accrued but unpaid income in respect of the new notes in his taxable income.

Gains realized by an individual holder of new notes, who acts in the course of the management of a professional or business undertaking, who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg to which the new notes are attributable, are subject to Luxembourg income tax at ordinary rates.

As the exchange of the outstanding notes for new notes is deemed a disposal followed by an acquisition, capital gains realized on the exchange are subject to Luxembourg income tax, unless the outstanding notes have been held for more than six months or where the exchange may be considered as being neutral because of the similarity between the outstanding notes and the new notes.

Non-resident individuals

Gains realized by a non-resident holder of new notes, who does not have a permanent establishment or fixed place of business in Luxembourg to which the new notes are attributable, are not subject to Luxembourg income tax on the sale or disposal of new notes.

Inheritance and gift taxes

Under present Luxembourg tax laws, in the case where a holder of new notes is a resident for tax purposes of Luxembourg at the time of his death, the new notes are included in his taxable estate for inheritance tax purposes and gift tax may be due on a gift or donation of new notes.

No stamp duty

The issue of new notes by CIFSA will not be subject to a Luxembourg registration or stamp duty. The sale or disposal of such new notes will not be subject to a Luxembourg registration or stamp duty.

Wealth tax

Under present Luxembourg tax laws, a holder of new notes who is a resident of Luxembourg for tax purposes, or a non-resident holder of new notes who has a permanent establishment or a fixed place of business in Luxembourg to which the new notes are attributable, has to take into account the new notes for purposes of the Luxembourg wealth tax, unless a specific exemption applies.

Bermuda

Under current law, no income, withholding or other taxes or stamp, registration or other duties are imposed in Bermuda upon the issue, transfer or sale of the new notes, or payments made in respect of the new notes. As of the date hereof, there is no Bermuda income, company or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of securities issued by Covidien or in respect of distribution by us with respect to our securities. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation or any tax in the nature of an estate or inheritance tax or duty, the imposition of such tax shall not be applicable to us or any of our operations or obligations until March 28, 2016. This undertaking applies to securities issued by Covidien. It does not, however, prevent the application of Bermuda taxes to persons ordinarily resident in Bermuda. As an exempted company, Covidien Ltd. is liable to pay, in Bermuda, an annual registration fee based on its authorized share capital and the premium of its issued shares at a rate not exceeding $31,120 per annum.

United States

The following discussion summarizes the material U.S. federal income tax consequences of the exchange of outstanding notes for new notes and the beneficial ownership and disposition of the new notes. This summary is based on the Code, regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal tax consequences described in this prospectus. This summary addresses only the tax consequences to investors that own the outstanding notes and will hold the new notes as capital assets and not as part of a hedge, straddle, conversion, constructive sale or other risk reduction transaction for federal income tax purposes. For purposes of this discussion, a “U.S. holder” means (i) a citizen or resident of the United States (as defined for federal income tax purposes); (ii) a corporation or other business entity treated as a corporation created or organized in or under the laws of the United States or any State or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or

(iv) a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on August 19, 1996. As used herein, the term “non-U.S. holder” means a beneficial owner of notes that is not a U.S. holder for U.S. federal income tax purposes.

This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as insurance companies, partnerships or other entities treated as partnerships for federal income tax purposes, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, controlled foreign corporations, passive foreign investment companies, U.S. persons that own stock in a controlled foreign corporation or a passive foreign investment company, expatriates or U.S. persons whose functional currency for tax purposes is not the U.S. Dollar). If a partnership holds any notes, the federal income tax treatment of a partner of the partnership generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors. This summary does not discuss any aspect of state, local or non-U.S. taxation.

We will not seek a ruling from the Internal Revenue Service, referred to herein as the “IRS,” with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. When we use the term “holder” in this section, we are referring to a beneficial owner of the notes and not the record holder. Persons considering the exchange of outstanding notes for new notes should consult their own tax advisors concerning the application of U.S. federal tax laws to their particular situations, as well as any consequences of the exchange of outstanding notes for new notes and the beneficial ownership and disposition of the new notes arising under the laws of any other taxing jurisdiction.

U.S. holders

Exchange Offer

A holder of outstanding notes will not recognize any taxable gain or loss on the exchange of an outstanding note for a new note pursuant to the exchange offer, and such holder’s tax basis and holding period in the new note will be the same as in the outstanding note.

Taxation of Interest

Under applicable Treasury regulations, a remote contingency will be ignored in determining whether a debt instrument is issued with original issue discount, or OID. We believe that the likelihood that we will be required to pay additional interest (as described above under “The Exchange Offer—Additional Interest on Outstanding Notes”) is remote within the meaning of the Treasury regulations.

Based on the foregoing, we believe that the new notes will not be considered to be issued with OID at the time of their original issuance and interest on the notes will be includible in a U.S. holder’s gross income as ordinary income when received or accrued by such U.S. holder in accordance with its regular method of accounting for federal income tax purposes. In addition to interest on the new notes, a U.S. holder will be required to include in income any additional amounts and any tax withheld from interest payments, notwithstanding that such withheld tax is not in fact received by such holder.

If the IRS determines that the likelihood that we will be required to pay additional interest was not remote at the time of issuance of the notes, the notes may be treated as issued with OID at the time of their original issuance. Because the IRS has not defined the meaning of a remote contingency, the IRS could take a position contrary to the position described in this prospectus. If the IRS were successful in this regard, a U.S. holder may be required to include OID in income as interest income on an economic accrual basis at a rate higher than the stated interest rate on the note, regardless of the U.S. holder’s method of tax accounting. Additionally, on a sale, exchange or redemption of a new note, U.S. holders would be required to treat gain as ordinary income rather than capital gain. U.S. holders are urged to consult their own tax advisors regarding the potential application to the new notes of the rules governing OID.

Source of Income

All such amounts, including any OID, should constitute foreign source interest income for U.S. federal income tax purposes. If any non-U.S. income taxes were to be paid or withheld in respect of payments on the notes, a U.S. holder may be eligible, subject to a number of complex limitations, for a foreign tax credit. With certain exceptions, interest on the new notes included in gross income by a U.S. holder will be treated separately, together with other items of passive income of such holder, as the case may be, for purposes of computing the foreign tax credit allowable under the Code.

Market Discount

If a U.S. holder purchases a new note or purchased an outstanding note and exchanges it for a new note for an amount less than the stated principal amount of the note, the amount of such difference is “market discount” for federal income tax purposes, unless such difference is less than  1/4 of 1% of the stated principal amount multiplied by the number of complete years to maturity from the date of such purchase.

Unless such U.S. holder elects to include market discount in income as it accrues, any gain realized on the sale, exchange, retirement, or other disposition of a new note and any partial principal payment received on a new note generally will be treated as ordinary income to the extent of any accrued market discount on the note. In addition, a U.S. holder may be required to defer deductions for a portion of the interest paid on any indebtedness incurred to purchase or carry a new note that has market discount.

In general, market discount on a new note held by a U.S. holder will be considered to accrue ratably during the period from the date of purchase of the new note to its maturity date, unless such U.S. holder elects to accrue market discount on a constant yield basis. U.S. holders may elect to include market discount in gross income currently as it accrues (on either a ratable or a constant yield basis), in which case the interest deferral rule described above will not apply. The election to include market discount in gross income on an accrual basis, once made, would apply to all market discount obligations acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies, and it may not be revoked without the consent of the IRS. A U.S. holder’s tax basis in the new note will be increased by the amount of any market discount included in gross income under such an election. U.S. holders that hold new notes with market discount should consult their tax advisors regarding the manner in which accrued market discount is calculated and the election to include market discount currently in income.

Bond Premium

In general, if a U.S. holder purchases a new note (or purchased an outstanding note and exchanged it for a new note) for an amount greater than the sum of all amounts payable on the note (other than stated interest payments) after the date of purchase, the amount of such excess is “bond premium” for U.S. federal income tax purposes. U.S. holders may elect to amortize bond premium over the remaining term of the new note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date) on a constant yield basis as an offset to interest income (and not as a separate item of deduction), but only as such U.S. holder takes stated interest into account under its regular method of tax accounting. A U.S. holder’s tax basis in the new note will be reduced by the amount of bond premium so amortized. If a U.S. holder does not elect to amortize bond premium, it will be required to report the full amount of stated interest on the new note as ordinary income, even though it may be required to recognize a capital loss (which may not be available to offset ordinary income) on a sale or other disposition of the new note. An election to amortize bond premium, once made, would apply to all debt instruments held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. U.S. holders that new notes with bond premium should consult their tax advisors regarding the application of these rules.

Taxation of Dispositions of New Notes

Upon the sale, exchange, retirement or other taxable disposition of a new note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts representing accrued and unpaid interest not previously included in income, which will be treated as interest income) and the U.S. holder’s tax basis in the new note. A U.S. holder’s tax basis in a new note will be, in general, the cost of the new note to the U.S. holder, increased by the amount of market discount previously included in income, decreased by the amount of bond premium previously amortized, and decreased by any principal payments received in respect of the new note. Gain or loss realized by a U.S. holder on the sale, exchange, retirement or other disposition of a new note generally will be treated as U.S. source income or loss. Subject to the market discount rules, discussed above, gain or loss realized on the sale, exchange or retirement of a new note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the new note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a preferential rate. The deductibility of capital losses is subject to limitations. U.S. Holders who sell new notes at a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

Information Reporting and Backup Withholding

When required, we will report to the holders of the new notes and the IRS amounts paid on or with respect to the new notes and the amount of any tax withheld from such payments. Certain non-corporate U.S. holders may be subject to backup withholding (currently imposed at a rate of 28%) on payments made on or with respect to the new notes and on payment of the proceeds from the disposition of a new note. In general, backup withholding will apply to a U.S. holder only if the holder:

•	fails to furnish its Taxpayer Identification Number, or TIN, which for an individual is his or her Social Security Number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed properly to report payments of interest; or

•

under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest payments.

A U.S. holder will be eligible for an exemption from backup withholding upon providing a properly completed IRS Form W-9 (or substitute form) to us or our paying agent. Backup withholding is not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

Non-U.S. Holders

Taxation of Interest and Disposition

In general and subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder will not be subject to U.S. federal income or withholding tax on stated interest on new notes or gain upon the disposition of new notes, unless:

•

with respect to both interest on new notes or gain upon the disposition of new notes, the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business, or in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; or

•

with respect to gain upon the disposition of new notes, such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

U.S. trade or business income of a non-U.S. holder generally will be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize U.S. trade or business income with respect to the new notes should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

The U.S. Congress has in the past considered legislation that, if enacted, could cause companies such as Covidien Ltd. and/or CIFSA to be treated as U.S. corporations for federal income tax purposes. In such a case, interest paid on the new notes to a non-U.S. holder may be subject to withholding of federal income tax at a rate of 30%, unless such non-U.S. holder establishes a reduced rate of withholding or an exemption from withholding, generally by providing certification of its status as a non-U.S. holder on a Form W-8BEN or substantially similar form.

Backup Withholding and Information Reporting

If the new notes are held by a non-U.S. holder through the non-U.S. office of a non-U.S. related broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding in certain circumstances, may apply if the new notes are held by a non-U.S. holder through a U.S., or U.S.-related, broker or financial institution, or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

The federal tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the exchange of outstanding notes for new notes and the beneficial ownership and disposition of the new notes, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in federal or other tax laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in exchange for outstanding notes pursuant to the exchange offer must acknowledge that such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes. Under existing interpretations of the SEC contained in several no-action letters to third parties, the new notes will be freely transferable by holders thereof other than our affiliates after the exchange offer without further registration under the Securities Act; provided, however, that each holder that wishes to exchange its outstanding notes for new notes will be required to represent:

•	that any new notes to be received by such holder will be acquired in the ordinary course of its business;

•

that at the time of the consummation of the exchange offer such holder will have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes in violation of the Securities Act;

•	that such holder is not an “affiliate” (as defined in Rule 405 promulgated under the Securities Act) of CIFSA or Covidien Ltd.

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of new notes; and

•

if such holder is a broker-dealer (a “Participating Broker-Dealer”), such holder will receive new notes for its own account in exchange for outstanding notes that were acquired as a result of market making or other trading activities and that such holder will deliver a prospectus in connection with any resale of such new notes.

We will agree to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of new notes. If any holder is an affiliate of CIFSA or Covidien or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, such holder:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed, pursuant to the exchange and registration rights agreement, to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and transfer taxes and will indemnify the holders of the outstanding notes and new notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

ENFORCEMENT OF CIVIL LIABILITIES

CIFSA is a Luxembourg company and Covidien is a Bermuda company. CIFSA and Covidien have consented in the indenture to jurisdiction in the U.S. federal and state courts in The City of New York and to service of process in The City of New York in any legal suit, action or proceeding brought to enforce any rights under or with respect to the indenture, the notes and the guarantee. A substantial majority of Covidien’s directly held assets consists of shares in CIFSA. Accordingly, any judgment against CIFSA or Covidien in respect of the indenture, the notes or the guarantee, including for civil liabilities under the U.S. federal securities laws, obtained in any U.S. federal or state court may have to be enforced in the courts of Luxembourg or Bermuda. Investors should not assume that the courts of Luxembourg or Bermuda would enforce judgments of U.S. courts obtained against CIFSA or Covidien predicated upon the civil liability provisions of the U.S. federal securities laws or that such courts would enforce, in original actions, liabilities against CIFSA or Covidien predicated solely upon such laws.

CIFSA is incorporated under the laws of Luxembourg. Certain members of the board of directors are non-residents of the United States and a substantial portion of CIFSA’s assets and those of such directors are located outside the United States. As a result, you may not be able to effect a service of process within the United States on CIFSA or on such persons or to enforce in Luxembourg courts judgments obtained against CIFSA or such persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal and state securities laws or other laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against CIFSA or such persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. securities laws.

CIFSA has been advised by Allen & Overy Luxembourg, its Luxembourg counsel, that the United States and the Grand-Duchy of Luxembourg are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitral awards) rendered in civil and commercial matters. According to such counsel, an enforceable judgment for the payment of monies rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment to the president of the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg code of Civil Procedure. The president of the District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

•	the U.S. judgment is enforceable (executoire) in the United States;

•	the jurisdictional ground of the U.S. court is founded according to Luxembourg private international law rules and to the applicable domestic U.S. federal or state jurisdiction rules;

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the U.S. judgment must not have violated the right of the defendant to present a defense;

•	the principles of natural justice have been complied with; and

•	the U.S. judgment does not contravene Luxembourg international public policy. In practice, Luxembourg courts tend not to review the merits of a U.S. judgment

LEGAL MATTERS

The validity of the new notes and the guarantee will be passed upon for Covidien Ltd. and CIFSA by Gibson, Dunn & Crutcher LLP, New York, New York, counsel to Covidien Ltd. and CIFSA. Certain matters under the laws of Bermuda related to the guarantee will be passed upon for Covidien by Appleby, Bermuda, Bermuda counsel to Covidien Ltd. Certain matters under the laws of Luxembourg related to the notes will be passed upon by Allen & Overy Luxembourg, Luxembourg counsel to CIFSA.

EXPERTS

The consolidated and combined financial statements of Covidien Ltd. (previously the healthcare businesses of Tyco International Ltd.) as of September 28, 2007 and September 29, 2006, and for each of the three fiscal years in the period ended September 28, 2007, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to a) the fact that certain businesses have been classified as discontinued operations in the consolidated and combined financial statements, b) the fact that prior to the separation of Covidien from Tyco International Ltd., the healthcare businesses of Tyco International Ltd. were comprised of the assets and liabilities used in managing and operating the various healthcare businesses of Tyco International Ltd. and include allocations of corporate overhead, other expenses, debt and interest expense from Tyco International which may not be reflective of the actual level of costs or debt which would have been incurred had the Company operated as a separate entity apart from Tyco International, and to c) the adoption in 2007 of the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

COVIDIEN LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

Quarters and Six Months Ended March 28, 2008 and March 30, 2007

(in millions, except per share data)

	Quarters Ended		Six Months Ended
	March 28, 2008	March 30, 2007	March 28, 2008	March 30, 2007
Net sales	$2,426	$2,200	$4,742	$4,328
Cost of products sold	1,155	1,069	2,232	2,081

Gross profit	1,271	1,131	2,510	2,247
Selling, general and administrative expenses	696	580	1,385	1,136
Research and development expenses	75	63	153	123
In-process research and development charges	—	—	12	8
Restructuring and asset impairment charges	64	4	69	20
Shareholder settlement	31	—	31	—

Operating income	405	484	860	960
Interest expense	56	39	116	79
Interest income	(8)	(10)	(20)	(19)
Other income, net	(3)	(6)	(183)	(6)

Income from continuing operations before income taxes	360	461	947	906
Income taxes	111	84	253	197

Income from continuing operations	249	377	694	709
(Income) loss from discontinued operations, net of income taxes	(14)	(17)	11	(23)

Net income	$263	$394	$683	$732

Basic earnings per share:
Income from continuing operations	$0.50	$0.76	$1.39	$1.43
(Income) loss from discontinued operations	(0.03)	(0.03)	0.02	(0.04)
Net income	0.53	0.79	1.37	1.47
Diluted earnings per share:
Income from continuing operations	$0.49	$0.76	$1.38	$1.43
(Income) loss from discontinued operations	(0.03)	(0.03)	0.02	(0.04)
Net income	0.52	0.79	1.36	1.47
Weighted-average number of shares outstanding (Note 6):
Basic	499	497	498	497
Diluted	503	497	503	497

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN LTD.

CONSOLIDATED BALANCE SHEETS

At March 28, 2008 and September 28, 2007

(in millions, except share data)

	March 28, 2008	September 28, 2007
Assets
Current Assets:
Cash and cash equivalents	$849	$872
Accounts receivable trade, less allowance for doubtful accounts of $52 and $44	1,738	1,546
Inventories	1,230	1,126
Interest in class action settlement fund	—	1,257
Class action settlement receivables	—	1,735
Prepaid expenses and other current assets	769	683
Assets held for sale	785	879

Total current assets	5,371	8,098
Property, plant and equipment, net	2,418	2,393
Goodwill	5,811	5,767
Intangible assets, net	1,235	1,242
Due from related parties	491	306
Other assets	951	522

Total Assets	$16,277	$18,328

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$31	$523
Accounts payable	444	444
Class action settlement liability	—	2,992
Accrued and other current liabilities	1,311	1,279
Liabilities associated with assets held for sale	210	147

Total current liabilities	1,996	5,385
Long-term debt	3,589	3,565
Guaranteed contingent tax liabilities	760	760
Income taxes payable	1,172	517
Deferred income taxes	581	576
Other liabilities	778	783

Total Liabilities	8,876	11,586
Commitments and contingencies (Note 14)
Shareholders’ Equity:
Preference shares, $0.20 par value, 125,000,000 authorized; none issued and outstanding	—	—
Common shares, $0.20 par value, 1,000,000,000 authorized; 499,069,219 and 497,530,181 issued and outstanding	100	100
Share premium	53	16
Contributed surplus	6,030	5,983
Accumulated earnings	215	—
Accumulated other comprehensive income	1,003	643

Total Shareholders’ Equity	7,401	6,742

Total Liabilities and Shareholders’ Equity	$16,277	$18,328

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

Six Months Ended March 28, 2008 and March 30, 2007

(in millions)

	Six Months Ended
	March 28, 2008	March 30, 2007
Cash Flows From Operating Activities:
Net income	$683	$732
Loss (income) from discontinued operations, net of income taxes	11	(23)

Income from continuing operations	694	709
Adjustments to reconcile net cash (used in) provided by continuing operating activities:
Change in related party receivable related to Tax Sharing Agreement	(185)	—
Asset impairment charges	17	—
In-process research and development charges	12	8
Depreciation and amortization	194	180
Equity-based compensation expense	43	33
Deferred income taxes	(50)	47
Provision for losses on accounts receivable and inventory	29	25
Other non-cash items	10	(4)
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts receivable, net	(79)	(29)
Inventories	(83)	(44)
Accounts payable	(11)	(64)
Accrued and other liabilities	126	82
Class action settlement	(1,257)	—
Other	89	78

Net cash (used in) provided by continuing operating activities	(451)	1,021

Net cash provided by discontinued operating activities	52	54

Net cash (used in) provided by operating activities	(399)	1,075

Cash Flows From Investing Activities:
Capital expenditures	(154)	(147)
Acquisitions	(86)	(69)
(Increase) decrease in restricted cash	(32)	7
Release of interest in class action settlement fund	1,257	—
Other	20	(3)

Net cash provided by (used in) continuing investing activities	1,005	(212)

Net cash (used in) provided by discontinued investing activities	(13)	28

Net cash provided by (used in) investing activities	992	(184)

Cash Flows From Financing Activities:
Repayment of external debt	(3,593)	(11)
Issuance of external debt	3,102	47
Allocated debt activity	—	(16)
Dividends paid	(159)	—
Net transfers to Tyco International Ltd.	—	(811)
Transfers from discontinued operations	39	82
Other	23	7

Net cash used in continuing financing activities	(588)	(702)

Net cash used in discontinued financing activities	(39)	(82)

Net cash used in financing activities	(627)	(784)

Effect of currency rate changes on cash	11	6
Net (decrease) increase in cash and cash equivalents	(23)	113
Cash and cash equivalents at beginning of period	872	242

Cash and cash equivalents at end of period	$849	$355

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

Separation from Tyco International Ltd.—Effective June 29, 2007, Covidien Ltd. (“Covidien” or the “Company”), a company organized under the laws of Bermuda, became the parent company that owns the former healthcare businesses of Tyco International Ltd. (“Tyco International”). Prior to June 29, 2007, the assets of the healthcare businesses of Tyco International were transferred to Covidien. On June 29, 2007, Tyco International distributed all of its shares of Covidien, as well as its shares of its former electronics businesses (“Tyco Electronics”), to the holders of Tyco International common shares on the record date for the distribution, which was June 18, 2007 (the “Separation”).

Basis of Presentation—The accompanying Consolidated and Combined Financial Statements reflect the consolidated operations of Covidien Ltd. and its subsidiaries as an independent publicly-traded company following June 29, 2007, and a combined reporting entity comprising the assets and liabilities used in managing and operating Tyco International’s healthcare businesses, including Covidien Ltd., prior to June 29, 2007. Certain general corporate overhead, debt and related net interest expense have been allocated for periods prior to the Separation by Tyco International to the Company. Management believes such allocations are reasonable; however, they may not be indicative of the actual expenses the Company would have incurred had the Company been operating as an independent, publicly-traded company at that time. Note 13 provides further information regarding allocated expenses.

The unaudited Consolidated and Combined Financial Statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the Consolidated and Combined Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. In management’s opinion, the unaudited Consolidated and Combined Financial Statements contain all normal recurring adjustments necessary for a fair presentation of the interim results reported. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all of the annual disclosures required by GAAP. These financial statements should be read in conjunction with the Company’s audited Consolidated and Combined Financial Statements included in the Company’s Annual Consolidated and Combined Financial Statements for the fiscal year ended September 28, 2007 filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K on April 15, 2008.

Recently Adopted Accounting Pronouncements—On September 29, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adoption was a $306 million reduction in retained earnings, an increase of $193 million in deferred tax assets, primarily due to interest and state specific items and increases of $589 million and $90 million in income taxes payable and receivable, respectively. At September 29, 2007, the total amount of unrecognized tax benefits was $1,219 million, including interest and penalties, of which $1,200 million would impact the effective tax rate, if recognized. Interest and penalties associated with uncertain tax positions are recognized as components of “Income taxes” in the Consolidated and Combined Statements of Income. The total amount of accrued interest and penalties related to uncertain tax positions at September 29, 2007 was $232 million. The total amount of accrued interest and penalties related to uncertain tax positions at March 28, 2008 was $256 million.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

As of March 28, 2008, the Company does not expect any U.S. federal unrecognized tax benefits to change significantly within the next 12 months. In addition, the Company does not expect to reach a resolution on any significant state or non-U.S. audits within the next 12 months. Therefore, the total amount of state or non-U.S. unrecognized tax benefits as of March 28, 2008, is not expected to change significantly within the next 12 months.

Recently Issued Accounting Pronouncements—In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The enhanced disclosures set forth in SFAS No. 161 are effective for the Company in fiscal 2010.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) expands the definition of a business combination and requires acquisitions to be accounted for at fair value. These fair value provisions will be applied to contingent consideration, in-process research and development and acquisition contingencies. Purchase accounting adjustments will be reflected during the period in which an acquisition was originally recorded. Additionally, the new standard requires transaction costs and restructuring charges to be expensed. SFAS No. 141(R) is effective for the Company for acquisitions closing during and subsequent to the first quarter of fiscal 2010.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than at historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for the Company in the first quarter of fiscal 2009. The Company is currently assessing the impact SFAS No. 159 will have on its results of operations, financial condition and cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. In addition, under SFAS No. 158 additional financial statement disclosures are required. The Company adopted the recognition and disclosure provisions of SFAS No. 158 at the end of fiscal 2007. Under SFAS No. 158, companies are also required to measure plan assets and benefit obligations as of their fiscal year end within two fiscal years after the initial adoption of the accounting standard. Currently, the Company uses a measurement date of August 31st, however, the Company will transition to a measurement date that coincides with its fiscal year end no later than fiscal 2009. The Company is currently assessing the impact that the measurement date provision will have on its results of operations, financial condition or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for the Company in fiscal 2010, except with respect to non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal 2009. The Company is currently assessing the impact SFAS No. 157 will have on its results of operations, financial condition and cash flows.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

2. Discontinued Operations

During the first quarter of fiscal 2008, the Company approved plans to sell its Specialty Chemical business within the Pharmaceutical Products segment, its Retail Products segment and its European Incontinence Products business within the Medical Supplies segment. The Company decided to sell these businesses because their products and customer bases are not aligned with the Company’s long-term strategic objectives.

During the first quarter of fiscal 2008, the Company entered into a definitive sale agreement to divest its Retail Products segment. The Company assessed the recoverability of the carrying value of the Retail Products segment and, based on the terms and conditions included in the sale agreement, recorded a pre-tax goodwill impairment charge of $75 million during the first six months of fiscal 2008, to write the business down to its estimated fair value less costs to sell. In April 2008, the Company completed the sale of the Retail Products segment for gross cash proceeds of $330 million. The proceeds were used to repay a portion of the Company’s outstanding borrowings under its revolving credit facility.

During the second quarter of fiscal 2008, the Company entered into a definitive sale agreement to divest its European Incontinence Products business. The Company assessed the recoverability of the carrying value of the European Incontinence Products business and, based on the terms and conditions included in the sale agreement, recorded pre-tax charges totaling $23 million during the first six months of fiscal 2008, to write the business down to its estimated fair value less costs to sell. The Company expects the transaction to close in the third quarter of fiscal 2008.

These businesses all met the held for sale and discontinued operations criteria and, accordingly, have been included in discontinued operations for all periods presented. Net sales, income from operations and expected loss on disposition for discontinued operations are as follows (dollars in millions):

	Quarters Ended		Six Months Ended
	March 28, 2008	March 30, 2007	March 28, 2008	March 30, 2007
Net sales	$297	$339	$591	$662

(Income) from operations, net of income tax provision of $20, $15, $42 and $25	$(17)	$(17)	$(19)	$(27)
Loss on disposition, net of income tax (provision) benefit of $(1), $—, $68 and $2	3	—	30	4

(Income) loss from discontinued operations, net of income taxes	$(14)	$(17)	$11	$(23)

Balance sheet information for the Retail Products segment, Specialty Chemicals business and European Incontinence Products business assets classified as held for sale is as follows (dollars in millions):

	March 28, 2008	September 28, 2007
Accounts receivable, net	$117	$118
Inventories	186	183
Prepaid expenses and other current assets	31	34
Property, plant and equipment, net	298	300
Goodwill	89	165
Other intangibles, net	58	58
Other non-current assets	6	21

Assets held for sale	$785	$879

Accounts payable	$73	$84
Accrued and other current liabilities	42	45
Other liabilities	95	18

Liabilities associated with assets held for sale	$210	$147

The disclosures which follow include activity or balances associated with amounts classified as continuing operations.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

3. Acquisitions

In March 2008, the Company’s Medical Devices segment acquired 28% ownership of Tissue Science Laboratories plc (“TSL”) for $20 million. TSL is a medical device company dedicated to the research, development and commercialization of tissue implant products for surgical and wound care therapies. The acquisition of TSL will provide the Company with a leading tissue repair technology and accelerate its entry into the biologic hernia repair market. TSL’s Permacol(R) product complements Covidien’s current soft tissue product offerings and will allow the Company to offer a full line of differentiated hernia repair products. The Company will acquire the remaining outstanding shares of TSL during the third quarter of fiscal 2008. The entire transaction is valued at approximately $80 million.

In November 2007, the Company’s Medical Devices segment acquired Scandius Biomedical, Inc. (“Scandius”), a developer of medical devices for sports-related surgeries, for $27 million. The acquisition of Scandius enables the Company to offer customers innovative soft tissue repair devices for common sports injuries. The Company recorded an in-process research and development (“IPR&D”) charge of $12 million in connection with this acquisition.

In September 2006, the Company’s Medical Devices segment acquired over 50% ownership of Airox S.A. (“Airox”) for $59 million, net of cash acquired of $4 million. During the first quarter of fiscal 2007, the Company’s Medical Devices segment acquired the remaining outstanding shares of Airox in a mandatory tender offer for approximately $47 million. During the first quarter of fiscal 2007, the Company recorded an $8 million IPR&D charge in connection with this acquisition.

The acquisitions above did not have a material effect on the Company’s results of operations, financial condition or cash flows.

4. Restructuring and Asset Impairment Charges

In fiscal 2007, the Company launched a restructuring program, primarily in its Medical Devices segment. This program includes exiting unprofitable product lines in low-growth and declining-growth markets, reducing excess machine capacity, moving production to lower cost alternatives through plant consolidations and outsourcing initiatives, and relocating certain functions. The Company expects to incur charges of $150 million, most of which are expected to occur by the end of calendar year 2008.

During the six months ended March 28, 2008, the Company recorded charges of $69 million comprised of restructuring charges of $52 million and asset impairment charges of $17 million. The restructuring charges primarily relate to reductions in workforce within the Medical Devices segment. The impairment charge of $17 million relates to the write-down of specific long-lived assets of a manufacturing facility within the Medical Devices segment, which will be closed as a result of cost savings initiatives.

During the six months ended March 30, 2007, the Company recorded restructuring charges of $20 million, primarily related to severance costs resulting from workforce reductions within the Medical Devices segment.

At September 28, 2007, restructuring liabilities of $28 million were included in the Consolidated Balance Sheet. The Company utilized $14 million during the six months ended March 28, 2008, the majority of which related to employee termination benefits. At March 28, 2008, $66 million of restructuring liabilities were included in the Consolidated Balance Sheet, of which $37 million is included in “Accrued and other current liabilities” and $29 million is included in “Other liabilities.”

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

5. Income Taxes

Income tax expense was $111 million and $84 million on income from continuing operations before income taxes of $360 million and $461 million for the quarters ended March 28, 2008 and March 30, 2007, respectively. This resulted in effective tax rates of 30.8% and 18.2% for the second quarters of fiscal 2008 and 2007, respectively. The increase in the effective tax rate for the second quarter of fiscal 2008, compared with the second quarter of fiscal 2007, was primarily due to a release in deferred tax valuation allowances in fiscal 2007 related to changes in a non-U.S. tax law and the expected impact on the Company’s fiscal 2008 annual tax rate of the expiration of the U.S. research and development tax credit as of December 31, 2007.

Income tax expense was $253 million and $197 million on income from continuing operations before income taxes of $947 million and $906 million for the first six months of fiscal 2008 and 2007, respectively. This resulted in effective tax rates of 26.7% and 21.7% for the first six months of fiscal 2008 and 2007, respectively. The increase in the effective tax rate for the six months ended March 28, 2008, compared with the six months ended March 30, 2007, was primarily due to a release in deferred tax valuation allowances in fiscal 2007 related to changes in a non-U.S. tax law, increased interest costs incurred in connection with the adoption of FIN 48 discussed in Note 1 and 13 as well as the expected impact on the Company’s fiscal 2008 annual tax rate of the expiration of the U.S. research and development tax credit as of December 31, 2007. This was partially offset by the non-taxable amounts recorded in “Other income, net” under the Tax Sharing Agreement as discussed in Note 13.

6. Earnings per Share

The reconciliations between basic and diluted earnings per share are as follows (dollars in millions, except per share data):

	Quarters Ended
	March 28, 2008			March 30, 2007
	Income	Shares	Per Share Amount	Income	Shares(1)	Per Share Amount
Basic earnings per common share:
Income from continuing operations	$249	499	$0.50	$377	497	$0.76
Diluted earnings per common share:
Share options and restricted shares	—	4		—	—

Income from continuing operations giving effect to dilutive adjustments	$249	503	$0.49	$377	497	$0.76

	Six Months Ended
	March 28, 2008			March 30, 2007
	Income	Shares	Per Share Amount	Income	Shares(1)	Per Share Amount
Basic earnings per common share:
Income from continuing operations	$694	498	$1.39	$709	497	$1.43
Diluted earnings per common share:
Share options and restricted shares	—	5		—	—

Income from continuing operations giving effect to dilutive adjustments	$694	503	$1.38	$709	497	$1.43

(1)

The common shares outstanding immediately following the Separation were used to calculate basic and diluted earnings per share for the quarter and six months ended March 30, 2007 because no common shares, share options or restricted shares of Covidien were outstanding on or before June 29, 2007.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The computation of diluted earnings per share for the quarter and six months ended March 28, 2008 excludes the effect of the potential exercise of options to purchase approximately 9 million and 14 million shares, respectively, because the effect would have been anti-dilutive.

7. Comprehensive Income

Comprehensive income consists of the following (dollars in millions):

	Quarters Ended		Six Months Ended
	March 28, 2008	March 30, 2007	March 28, 2008	March 30, 2007
Net income	$263	$394	$683	$732
Currency translation, net of income taxes	264	43	368	107
Change in market value of derivatives, net of income taxes	1	—	(6)	—
Postretirement obligations, net of income taxes	(2)	79	(2)	79

Total comprehensive income	$526	$516	$1,043	$918

8. Inventories

Inventories consist of (dollars in millions):

	March 28, 2008	September 28, 2007
Purchased materials and manufactured parts	$264	$215
Work in process	230	200
Finished goods	736	711

Inventories	$1,230	$1,126

9. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows (dollars in millions):

	Medical Devices	Imaging Solutions	Pharmaceutical Products	Medical Supplies	Total
Goodwill at September 28, 2007	$5,033	$255	$252	$227	$5,767
Acquisitions	4	—	—	—	4
Currency translation	40	—	—	—	40

Goodwill at March 28, 2008	$5,077	$255	$252	$227	$5,811

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The gross carrying amount and accumulated amortization of intangible assets are as follows (dollars in millions):

	March 28, 2008			September 28, 2007
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Amortizable:
Unpatented technology	$542	$182	21 years	$536	$168	21 years
Patents and trademarks	663	298	18 years	637	280	18 years
Other	248	94	25 years	246	85	25 years

Total	1,453	574	20 years	1,419	533	20 years
Non-Amortizable:
Trademarks	356	—		356	—

Total intangible assets	$1,809	$574		$1,775	$533

Intangible asset amortization expense for the quarters ended March 28, 2008 and March 30, 2007 was $19 million and $21 million, respectively. Intangible asset amortization expense for the six months ended March 28, 2008 and March 30, 2007 was $39 million and $40 million, respectively.

10. Debt

Debt is as follows (dollars in millions):

	March 28, 2008	September 28, 2007
Current maturities of long-term debt:
Unsecured bridge loan facility	$—	$474
Capital lease obligations	30	21
Other	1	28

Total	31	523
Long-term debt:
Commercial paper program	171	—
Unsecured bridge loan facility	—	2,727
Unsecured senior revolving credit facility	574	724
5.2% senior notes due December 2010	250	—
5.5% senior notes due December 2012	500	—
6.0% senior notes due December 2017	1,150	—
6.6% senior notes due December 2037	850	—
Capital lease obligations	49	63
Other	45	51

Total	3,589	3,565

Total debt	$3,620	$4,088

In October 2007, Covidien International Finance S.A. (“CIFSA”), a wholly-owned subsidiary of Covidien Ltd., completed a private placement of $2.750 billion aggregate principal amount of fixed rate senior notes, consisting of the following: $250 million of 5.2% notes due 2010; $500 million of 5.5% notes due 2012; $1.150

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

billion of 6.0% notes due 2017; and $850 million of 6.6% notes due 2037. The notes are fully and unconditionally guaranteed on a senior unsecured basis by Covidien Ltd. The net proceeds of $2.727 billion were used to repay a portion of the Company’s borrowings under its unsecured bridge loan facility. During the six months ended March 28, 2008, the Company repaid the remaining amount outstanding under the unsecured bridge loan facility.

In February 2008, CIFSA initiated a $1.5 billion commercial paper program. The notes are fully and unconditionally guaranteed by Covidien Ltd. Proceeds from the sale of the notes are used for working capital and other corporate purposes. CIFSA is required to maintain an available unused balance under its $1.5 billion revolving credit facility sufficient to support amounts outstanding under the commercial paper program.

During the second quarter of fiscal 2008, the Company repaid $150 million of the outstanding borrowings under its revolving credit facility, leaving $926 million of available capacity under the facility as of March 28, 2008. In April 2008, the Company repaid an additional $400 million of its outstanding borrowings under the facility.

The Company’s revolving credit facility agreement contains a covenant limiting the Company’s ratio of debt to earnings before interest, income taxes, depreciation and amortization. In addition, the agreement contains other customary covenants, none of which are considered restrictive to the Company’s operations. The Company is currently in compliance with all of its debt covenants.

11. Retirement Plans

The net periodic benefit cost for the Company’s defined benefit retirement plans and postretirement plans is as follows (dollars in millions):

	Quarters Ended		Six Months Ended
	March 28, 2008	March 30, 2007	March 28, 2008	March 30, 2007
Service cost	$5	$5	$11	$11
Interest cost	15	14	30	29
Expected return on plan assets	(13)	(13)	(26)	(25)
Amortization of prior service benefit	(1)	(1)	(2)	(2)
Amortization of net actuarial loss	3	3	5	8
Plan settlements, curtailment and special termination benefits	—	2	—	2

Net periodic benefit cost	$9	$10	$18	$23

The Company anticipates that, at a minimum, it will make required contributions of $26 million to its U.S. and non-U.S. pension plans in fiscal 2008. In addition, the Company expects to make contributions to its postretirement benefit plans of $12 million in fiscal 2008. During the six months ended March 28, 2008, the Company contributed $17 million and $5 million to its pension and postretirement plans, respectively.

12. Share Plans

Total equity-based compensation cost relating to continuing operations was $19 million and $17 million for the quarters ended March 28, 2008 and March 30, 2007, respectively, and $43 million and $34 million for the six months ended March 28, 2008 and March 30, 2007, respectively. These amounts were included in “Selling, general and administrative expenses” in the Consolidated and Combined Statements of Income.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Share option activity for the six months ended March 28, 2008 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)
Outstanding at September 28, 2007	28,662,252	$40.57	6.21	$156
Granted	458,735	40.81
Exercised	(1,378,262)	27.80
Expired/Forfeited	(1,329,140)	48.12

Outstanding at March 28, 2008	26,413,585	40.85	5.88	168

Vested and unvested expected to vest at March 28, 2008	25,376,127	40.81	5.75	166
Exercisable at March 28, 2008	18,907,491	40.58	4.64	149

As of March 28, 2008, there was $59 million of total unrecognized compensation cost related to unvested share options granted, which is expected to be recognized over a weighted-average period of 1.5 years.

The Company utilized the Black-Scholes pricing model to estimate the fair value of each option on the date of each grant. The weighted-average assumptions used in the Black-Scholes pricing model for options granted during the six months ended March 28, 2008 were as follows:

Expected stock price volatility	27.00%
Risk-free interest rate	3.40%
Expected annual dividend per share	$0.64
Expected life of options (years)	5.00

The weighted-average grant-date fair value of options granted during the six months ended March 28, 2008 was $8.28. The total intrinsic value of options exercised during the six months ended March 28, 2008 was $21 million.

The Company’s outstanding restricted share awards as of March 28, 2008 and activity for the six months then ended is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 28, 2007	4,401,907	$40.91
Granted	204,094	42.99
Vested	(770,717)	40.44
Forfeited	(197,271)	40.55

Non-vested at March 28, 2008	3,638,013	41.02

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

As of March 28, 2008, there was $82 million of total unrecognized compensation cost related to unvested restricted share awards, which is expected to be recognized over a weighted-average period of 1.5 years.

13. Related Party Transactions

Interest Expense and Interest Income—Net interest expense for the quarter and six months ended March 30, 2007 was proportionately allocated to the Company by Tyco International based on the historical funding requirements of the Company using historical data. Interest expense was calculated using Tyco International’s historical weighted-average interest rate on its debt, including the impact of interest rate swap agreements. For the quarter and six months ended March 30, 2007, Tyco International allocated to the Company interest expense of $36 million and $71 million, respectively, and interest income of $9 million and $13 million, respectively. Management believes the allocation basis for net interest expense is reasonable based on the historical financing needs of the Company. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company.

Allocated Expenses—For the quarter and six months ended March 30, 2007, the Company was allocated corporate overhead expenses from Tyco International for corporate-related functions based on a pro-rata percentage of Tyco International’s consolidated net revenue. General corporate overhead expenses primarily related to centralized corporate functions, including treasury, tax, legal, internal audit, human resources and risk management functions. This allocation was $42 million and $80 million for the quarter and six months ended March 30, 2007, respectively, and was included within “Selling, general and administrative expenses” in the Combined Statement of Income. As discussed in Note 1, the Company believes the assumptions and methodologies underlying the allocations of general corporate overhead from Tyco International are reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been incurred by the Company as an independent, publicly-traded company. As such, the financial information for the quarter and six months ended March 30, 2007 may not necessarily reflect the results of operations and cash flows of the Company in the future or what they would have been had the Company been an independent, publicly-traded company.

Separation and Distribution Agreement—On June 29, 2007, the Company entered into a Separation and Distribution Agreement and other agreements with Tyco International and Tyco Electronics to effect the Separation and provide a framework for the Company’s relationships with Tyco International and Tyco Electronics after the Separation. These agreements govern the relationships among Covidien, Tyco International and Tyco Electronics subsequent to the Separation and provide for the allocation to Covidien and Tyco Electronics of certain of Tyco International’s assets, liabilities and obligations attributable to periods prior to the Separation.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, Covidien, Tyco International and Tyco Electronics assumed 42%, 27% and 31%, respectively, of certain of Tyco International’s contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the Separation brought by any third party. Contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which will be allocated 100% to the relevant company. If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, Covidien may be obligated to pay amounts in excess of its agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Tax Sharing Agreement—On June 29, 2007, the Company entered into a Tax Sharing Agreement, under which the Company shares responsibility for certain of its, Tyco International’s and Tyco Electronics’ income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. Covidien, Tyco International and Tyco Electronics share 42%, 27% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to its, Tyco International’s and Tyco Electronics’ U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the Separation. All costs and expenses associated with the management of these shared tax liabilities will be shared equally among the parties. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement’s sharing formula.

All of the tax liabilities of Tyco International that were associated with the former healthcare businesses of Tyco International became Covidien’s tax liabilities following the Separation. Although Covidien agreed to share certain of these tax liabilities with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement, Covidien remains primarily liable for all of these liabilities. If Tyco International and Tyco Electronics default on their obligations to Covidien under the Tax Sharing Agreement, Covidien would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and be required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of the Company’s agreed upon share of its, Tyco International’s and Tyco Electronics’ tax liabilities.

The Company and its subsidiaries’ income tax returns are periodically examined by various tax authorities. During 2007, the U.S. Internal Revenue Service (“IRS”) concluded its field examination of certain of Tyco International’s, including Covidien’s and Tyco Electronics’, U.S. federal income tax returns for the years 1997 through 2000 and issued anticipated Revenue Agent’s Reports in May and June of 2007 that reflect the IRS’s determination of proposed tax adjustments for the periods under audit. Tyco International has appealed certain of the proposed tax adjustments totaling approximately $1 billion and it is Covidien’s understanding that Tyco International intends to vigorously defend its prior filed tax return positions. Covidien has assessed the amounts previously recorded in its financial statements for the IRS’s proposed adjustments and believes that the amounts recorded in its financial statements as of March 28, 2008 relating to its share of proposed adjustments are adequate.

In addition, the IRS has commenced an examination of the Company’s 2001 through 2004 U.S. federal income tax returns. Accordingly, the 1997 through 2007 tax years remain open for examination. In addition, the Company’s non-U.S. income tax returns are generally open for examination from the tax year 2001 forward. In the opinion of management, the Company has made adequate tax provisions for all years subject to examination. However, the ultimate resolution of these matters is uncertain and could have an adverse impact on the Company’s results of operations, financial condition or cash flows.

The Company has used available information to develop its best estimates for certain assets and liabilities related to periods prior to Separation, including amounts subject to or impacted by the provisions of the Tax Sharing Agreement. Final determination of the balances will be made in subsequent periods, primarily related to certain pre-Separation tax liabilities and tax years open for examination. It also includes the impact of filing final

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien and/or Tyco Electronics legal entities for periods prior to the Separation. Such adjustments will be recorded as either distributions to or contributions from either Tyco International or Tyco Electronics through shareholders’ equity in subsequent periods as tax returns are finalized and other related activities are completed.

Income Tax Receivables—In accordance with the Tax Sharing Agreement with Tyco International and Tyco Electronics, the Company shares certain contingent liabilities relating to unresolved tax matters of legacy Tyco International. The Company is the primary obligor to the taxing authorities for $1,172 million of these contingent tax liabilities, which were recorded on the Consolidated Balance Sheet at March 28, 2008. The actual amounts that the Company may be required to ultimately accrue or pay under the Tax Sharing Agreement could vary depending upon the outcome of the unresolved tax matters, which may not occur for several years. Adjustments to income tax receivables related to the Tax Sharing Agreement are recorded in “Other income, net” in the Consolidated Statements of Income.

In addition, pursuant to the terms of the Tax Sharing Agreement, the Company recorded a long-term receivable from Tyco International and Tyco Electronics of $491 million, which is classified as “Due from related parties” in the Consolidated Balance Sheet at March 28, 2008. This receivable primarily reflects 58% of the non-current income taxes payable subject to the Tax Sharing Agreement. If Tyco International and Tyco Electronics default on their obligations to the Company under the Tax Sharing Agreement, the Company would be liable for the entire amount of these liabilities.

During the quarter ended March 28, 2008, the Company recorded other income of $5 million related to an increase to its receivable from Tyco International and Tyco Electronics, in accordance with the Tax Sharing Agreement discussed above. This income reflects 58% of interest and other income tax payable amounts recorded during the quarter ended March 28, 2008 which will be covered under the Tax Sharing Agreement. During the six months ended March 28, 2008, the Company recorded other income of $185 million and a corresponding increase to its receivable from Tyco International and Tyco Electronics. This amount includes $180 million ($0.36 for both basic and diluted earnings per share) which primarily reflects 58% of the $306 million impact of adopting FIN 48 during the first quarter of fiscal 2008, for which there was also a corresponding increase to our receivable from Tyco International and Tyco Electronics. See Note 1 for further information regarding the Company’s adoption of FIN 48.

Guaranteed Tax Liabilities—Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, the Company entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics. These guarantee arrangements and indemnifications primarily relate to certain contingent tax liabilities; Covidien assumed and is responsible for 42% of these liabilities. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs related to any such liability, the Company would be responsible for a portion of the defaulting party or parties’ obligation. These arrangements were valued upon the Company’s separation from Tyco International using appraisals in accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Accordingly, liabilities amounting to $760 million related to these guarantees were included in the Consolidated Balance Sheet as of September 28, 2007. To the extent such recorded liabilities change, the increase or decrease will be reflected in other expense or income in the Company’s Consolidated Statements of Income. No changes have occurred to date.

14. Commitments and Contingencies

The Company is subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

and other commercial disputes. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon the Company’s experience, current information and applicable law, management does not expect these proceedings to have a material adverse effect on the Company’s financial condition. However, one or more of the proceedings could have a material adverse effect on the Company’s results of operations or cash flows for a future period. The most significant of these matters are discussed below.

Company Legal Proceedings

Patent Litigation

The Company and Applied Medical Resources Corp. (“Applied Medical”) are involved in the following patent infringement actions related to trocar products used in minimally invasive surgical procedures:

(1)	Applied Medical Resources Corp. v. United States Surgical (“U.S. Surgical”) is a patent infringement action that was filed in the United States District Court for the Central District of California on July 31, 2003. U.S. Surgical is a subsidiary of the Company. The complaint alleges that U.S. Surgical’s Versaseal Plus trocar product infringes Applied Medical’s U.S. Patent No. 5,385,553. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. Applied Medical filed a motion for a preliminary injunction, which the district court denied on December 23, 2003. On February 7, 2005, the district court granted U.S. Surgical’s motion for summary judgment of non-infringement. Applied Medical appealed the summary judgment ruling. On May 15, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court’s grant of summary judgment and remanded the case for further proceedings. On January 9, 2007, the district court entered an order that denied both parties’ motions for summary judgment on the grounds that material facts remain in dispute. On February 20, 2008, following a five week trial, a jury returned a verdict finding that U.S. Surgical’s product does not infringe Applied Medical’s ‘533 patent. On April 29, 2008, the district court denied Applied Medical’s post-trial motion seeking judgment as a matter of law or, alternatively, a new trial.

(2)	Tyco Healthcare Group LP v. Applied Medical Resources Corp. is a patent infringement action that was filed in the United States District Court for the Eastern District of Texas, Lufkin Division, on July 19, 2006. The complaint alleges that Applied Medical’s “Universal Seal” in its trocar product infringes the Company’s U.S. Patent No. 5,304,143, No. 5,685,854, No. 5,542,931, No. 5,603,702 and No. 5,895,377. The Company is seeking injunctive relief and unspecified monetary damages. The parties are in the discovery stage. Trial is scheduled for November 4, 2008.

(3)	On October 5, 2006, Applied Medical filed three separate patent infringement complaints in the United States District Court for the Eastern District of Texas, Lufkin Division, under the caption Applied Medical Resources Corporation v. Tyco Healthcare Group LP and United States Surgical Corporation. The complaints allege that the Company’s “Step” series of trocar products, as well as certain of its “VersaPort” series of trocar products, infringe Applied Medical’s U.S. Patent No. 5,385,553, No. 5,584,850 and No. 5,782,812. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. On August 13, 2007, in accordance with a stipulation between the parties, the court dismissed with prejudice Applied Medical’s infringement claims against the Company with respect to Applied Medical’s ‘553 and ‘812 patents. On April 30, 2008, in accordance with a stipulation between the parties, the court dismissed with prejudice Applied Medical’s infringement claims against the Company with respect to Applied Medical’s ‘850 patent. As a result, all infringement claims against the Company have been dismissed and the case is concluded.

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Becton Dickinson and Company (“Becton Dickinson”) v. Tyco Healthcare Group LP is a patent infringement action that was filed in the United States District Court for the District of Delaware on December 23, 2002. The complaint alleges that the Company’s Monoject Magellan safety needle and safety blood collector products infringe Becton Dickinson’s U.S. Patent No. 5,348,544. Following trial, on October 26, 2004, the jury returned a verdict finding that the Company willfully infringed Becton Dickinson’s patent and awarded Becton Dickinson $4 million in lost profits damages and reasonable royalty damages. In post-trial proceedings, the Company filed motions for judgment as a matter of law, or, alternatively, for a new trial. Becton Dickinson filed a post-trial motion for enhanced damages, attorneys’ fees, pre-judgment interest and post-judgment interest, and a motion for a permanent injunction. On March 31, 2006, the trial court issued a Memorandum and Order on the parties’ post-trial motions denying the Company’s motion for judgment as a matter of law; granting the Company’s motion for a new trial on the issue of infringement; and denying Becton Dickinson’s motion for enhanced damages, attorneys’ fees, pre-judgment interest and post-judgment interest, and a permanent injunction. On November 30, 2007, a jury returned a verdict finding that the Company infringed Becton Dickinson’s patent. Before submitting the case to the jury, the district court granted judgment as a matter of law in the Company’s favor finding that the Company did not willfully infringe Becton Dickson’s patent. The district court will determine the amount of damages to be awarded following an exchange of sales and other information by the parties. The Company has filed post-trial motions in the district court for judgment as a matter of law or, in the alternative, for a new trial. Becton Dickinson has filed a motion for permanent injunction. The Company has assessed the status of this matter and has concluded that it is more likely than not that the infringement finding will be overturned, and, further, the Company intends to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in the Company’s Consolidated and Combined Financial Statements with respect to any damage award.

The Company and Medrad, Inc. (“Medrad”) are involved in the following patent infringement actions related to powered injectors used for the delivery of contrast media to patients who are undergoing diagnostic imaging procedures:

(1)	Medrad, Inc. v. Tyco Healthcare Group LP, et al. is a patent infringement action that was filed in the United States District Court for the Western District of Pennsylvania on October 24, 2001. The complaint alleges that the Company’s Optistar MR Contrast Delivery System infringes Medrad’s U.S. Patent No. RE 37,602. Medrad seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. The Company has asserted an antitrust counterclaim alleging that Medrad obtained the reissued patent through knowing and willful fraud on the United States Patent and Trademark Office. On October 12, 2005, the district court granted the Company’s motion for summary judgment and ruled that Medrad’s reissued patent was invalid. Medrad appealed this summary judgment ruling to the United States Court of Appeals for the Federal Circuit. On October 16, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court’s grant of summary judgment and remanding the case for further proceedings. The Company filed a petition for certiorari with the United States Supreme Court seeking review of the Federal Circuit’s decision, but that petition for certiorari was denied.

(2)	Tyco Healthcare Group LP, et al. v. Medrad, Inc. is a patent infringement action that was filed in the United States District Court for the Southern District of Ohio, Western Division, on November 15, 2004. The Company’s complaint seeks a declaratory judgment of invalidity, unenforceability and non-infringement of Medrad’s U.S. Patent Nos. 6,339,718 and 6,643,537 regarding the Company’s OptiVantage DH injector. Medrad has asserted a counterclaim alleging that the Company’s OptiVantage DH injector infringes Medrad’s U.S. Patent No. 6,339,718, No. 6,643,537, No. 6,743,205, No. 6,676,634, No. 6,726,657 and No. 6,336,913. Medrad seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement.

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(3)	Tyco Healthcare Group LP, et al. v. Medrad, Inc. is a patent action that was filed in the United States District Court for the Southern District of Ohio, Western Division, on November 7, 2006. The Company’s complaint seeks a declaratory judgment of invalidity, unenforceability and non-infringement of Medrad’s U.S. Patent No. 6,970,735 (the “‘735 patent”). The complaint alleges that Medrad has violated the antitrust laws when it obtained the ‘735 patent through knowing and willful fraud on the United States Patent and Trademark Office. On December 12, 2006, Medrad filed a motion to dismiss the complaint. On July 11, 2007, the Company and Medrad resolved the case by executing an agreement entitled “Release and Covenant Not to Sue.” Under this agreement, each party agreed to release its claims against the other in exchange for Medrad’s agreeing not to assert a claim of patent infringement under the ‘735 patent against certain of the Company’s power injectors.

On January 18, 2008, the Company and Medrad entered into an agreement to resolve the cases described in subparagraphs (1) and (2) above. Under the agreement, each party released its claims against the other in exchange for the Company’s agreeing to pay Medrad $17 million and Medrad’s agreeing not to assert any claim of patent infringement under certain Medrad patents against the Company’s powered injectors. In addition, the Release and Covenant Not to Sue agreement described in subparagraph (3) above was amended under the January 18, 2008 agreement to expand the type of the Company’s power injectors against which Medrad has agreed not to assert a claim of patent infringement. During the first quarter of fiscal 2008, the Company recorded a liability of $17 million related to this matter. The settlement was paid during the second quarter of fiscal 2008.

Antitrust Litigation

Masimo Corporation v. Tyco Healthcare Group LP and Mallinckrodt, Inc. was filed on May 22, 2002 in the United States District Court for the Central District of California. Masimo alleges violations of antitrust laws by the Company and Mallinckrodt in the markets for pulse oximetry products. Masimo alleges that the Company and Mallinckrodt used their market position to prevent hospitals from purchasing Masimo’s pulse oximetry products. Masimo seeks injunctive relief and monetary damages, including treble damages. Trial in this case began on February 22, 2005. The jury returned its verdict on March 21, 2005, and awarded Masimo $140 million in damages. The damages are automatically trebled under the antitrust statute to an award of $420 million. If ultimately successful, Masimo’s attorneys are entitled to an award of reasonable fees and costs in addition to the verdict amount. On March 22, 2006, the district court issued its Memorandum of Decision regarding the post-trial motions. In the Memorandum, the district court vacated the jury’s liability findings on two business practices; affirmed the jury’s liability finding on two other business practices; vacated the jury’s damage award in its entirety; and ordered a new trial on damages. The district court held the new trial on the damages on October 18 and 19, 2006. On January 25, 2007, the district court ordered an additional hearing on the issue of damages, which took place on March 22, 2007. On June 7, 2007, the district court issued its Memorandum of Decision in the new trial on damages and awarded Masimo $14.5 million in damages. The damages are automatically trebled under the antitrust statute to an award of $43.5 million. On June 29, 2007, the district court entered final judgment awarding Masimo $43.5 million in damages, denying Masimo’s demand for a permanent injunction, and retaining jurisdiction to determine the amount of attorney’s fees and costs, if any, to be awarded Masimo. On November 5, 2007, the district court issued an order granting Masimo $8.7 million in attorney’s fees and costs. Following entry of judgment, both parties appealed to the United States Court of Appeals for the Ninth Circuit. The Company has assessed the status of this matter and has concluded that it is more likely than not that the liability findings and damages award (including attorney’s fees and costs) will be overturned, and, further, the Company intends to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in the Consolidated and Combined Financial Statements with respect to this damage award.

Beginning on August 29, 2005, with Allied Orthopedic Appliances, Inc. v. Tyco Healthcare Group, L.P., and Mallinckrodt Inc., 12 consumer class actions have been filed in the United States District Court for the

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Central District of California. In all of the complaints, the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege they paid for pulse oximetry products as a result of anticompetitive conduct by the Company in violation of the federal antitrust laws. The 12 complaints were subsequently consolidated into a single proceeding styled In re: Pulse Oximetry Antitrust litigation. By stipulation among the parties, five putative class representatives dismissed their claims against the Company, leaving seven remaining putative class representatives as plaintiffs in the consolidated proceeding. On December 21, 2007, the district court denied the plaintiffs’ motion for class certification. On March 14, 2008 the United States Court of Appeals for the Ninth Circuit denied the plaintiffs’ request for leave to appeal the district court’s denial of their motion for class certification. At this time, it is not possible to estimate the amount of loss or probable loss, if any, that might result from an adverse resolution of these matters. The Company intends to vigorously defend these actions. The parties are in the discovery stage. Trial is scheduled to begin on September 2, 2008.

Rochester Medical Corporation, Inc. (“Rochester Medical”) v. C.R. Bard, Inc., et al. is a complaint filed against the Company, another manufacturer and two group purchasing organizations (“GPOs”) in the United States District Court for the Eastern District of Texas on March 15, 2004. The complaint alleges that the Company and the other defendants conspired or acted to exclude Rochester Medical from markets for urological products in violation of federal and state antitrust laws. Rochester Medical also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. Rochester Medical seeks injunctive relief and damages. Any damages awarded under the federal antitrust laws will be subject to statutory trebling. Rochester Medical has reported that it has settled its claims against defendants C.R. Bard, Inc. and Premier, Inc./Premier Purchasing Partners, L.P. and Novation, LLC/VHA. Prior to settlement with these three parties, Rochester Medical alleged a damages figure of approximately $213 million against all defendants for claims. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. The Company intends to defend this action vigorously. Trial regarding claims against the Company is scheduled for December 1, 2008.

Southeast Missouri Hospital v. C.R. Bard, et al. is a class action lawsuit filed against the Company and another manufacturer on February 21, 2007, in the United States District Court for the Eastern District of Missouri, Southeastern Division. In the complaint, the putative class representative, on behalf of itself and others, seeks to recover overcharges it alleges that it and others paid for urological products as a result of anticompetitive conduct by the defendants in violation of federal antitrust laws. On January 22, 2008, the district court issued a Memorandum and Order dismissing all claims against the Company.

Daniels Sharpsmart, Inc. (“Daniels”) v. Tyco International (US) Inc., et al. is a complaint filed against the Company, another manufacturer and three GPOs in the United States District Court for the Eastern District of Texas on August 31, 2005. The complaint alleges that the Company monopolized or attempted to monopolize the market for sharps containers and that the Company and the other defendants conspired or acted to exclude Daniels from the market for sharps containers in violation of federal and state antitrust laws. Daniels also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. Daniels seeks injunctive relief and unspecified monetary damages, including treble damages. Daniels dismissed with prejudice its claims against Consorta, Inc., one of the defendant GPOs. Also, following a settlement, Daniels dismissed with prejudice its claims against the other two defendant GPOs, Novation, LLC/VHA, Inc. and Premier, Inc./Premier Purchasing Partners, L.P., as well as its claims against Becton Dickinson and Company. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. The Company intends to defend this action vigorously. The parties are in the discovery stage. Trial is scheduled to begin November 4, 2008 for claims against the Company.

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Natchitoches Parish Hospital Service District v. Tyco International, Ltd., et al. is a class action lawsuit filed against the Company on September 15, 2005 in the United States District Court for the District of Massachusetts. In the complaint, the putative class representative, on behalf of itself and others, seeks to recover overcharges it alleges that it and others paid for sharps containers as a result of anticompetitive conduct by the Company in violation of federal antitrust laws. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. The Company intends to vigorously defend this action. The parties are in the discovery stage. The district court held hearings on the plaintiff’s motion for class certification on April 13, 2007 and on September 18, 2007. No trial date has been scheduled.

Asbestos Matters

Mallinckrodt Inc., a subsidiary of the Company, is named as a defendant in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims, based principally on allegations of past distribution of products incorporating asbestos. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on Mallinckrodt’s property. Each case typically names dozens of corporate defendants in addition to Mallinckrodt. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos.

The Company’s involvement in asbestos cases has been limited because Mallinckrodt did not mine or produce asbestos. Furthermore, in the Company’s experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. The Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims and intends to continue to vigorously defend these lawsuits. When appropriate, the Company settles claims; however, amounts paid to settle and defend all asbestos claims have been immaterial. As of March 28, 2008, there were approximately 10,607 asbestos liability cases pending against Mallinckrodt.

The Company estimates its pending asbestos claims and claims that were incurred but not reported, as well as related insurance and indemnification recoveries. The Company’s estimate of the liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account its substantial indemnification rights and insurance coverage, will not have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Environmental Proceedings

The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict, given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of March 28, 2008, the Company concluded that it was probable that it would incur remedial costs in the range of approximately $101 million to $279 million. As of March 28, 2008, the Company concluded that the best estimate within this range was $126 million, of which $18 million was included in “Accrued and other current liabilities” and $108 million was included in “Other liabilities” in the Consolidated Balance Sheet. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows.

The Company recorded asset retirement obligations (“AROs”) for the estimated future costs associated with legal obligations to decommission two facilities within the Imaging Solutions segment. As of March 28, 2008

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and September 28, 2007, the Company’s AROs were $101 million and $93 million, respectively. The Company recorded an insignificant amount of foreign currency translation and accretion related to AROs during the six months ended March 28, 2008. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its results of operations, financial condition or cash flows.

Tyco International Legal Proceedings

As discussed in Note 13, pursuant to the Separation and Distribution Agreement, the Company assumed a portion of Tyco International’s contingent and other corporate liabilities. Tyco International and certain of its former directors and officers are named defendants in a number of class actions alleging violations of the disclosure provisions of the federal securities laws and also are named as defendants in several Employee Related Income Security Act (“ERISA”) related class actions. Tyco International is generally obligated to indemnify its directors and officers and its former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, Tyco International’s insurance carriers may decline coverage, or Tyco International’s coverage may be insufficient to cover its expenses and liability, in some or all of these matters. The Company’s share of any losses resulting from an adverse resolution of those matters is not estimable and may have a material adverse effect on its results of operations, financial condition or cash flows.

Securities Class Action Settlement—On December 19, 2007, the United States District Court for the District of New Hampshire entered a final order approving the settlement of 32 securities class action lawsuits. The settlement does not resolve all securities cases, and several remain outstanding. In addition, the settlement does not release claims arising under ERISA and the lawsuits arising thereunder.

Under the terms of the settlement, the plaintiffs agreed to release all claims against Tyco International, the other settling defendants and ten other individuals in consideration for the payment to the certified class of $2.975 billion plus accrued interest. The deadline for deciding not to participate in the class settlement was September 28, 2007. As of such date, Tyco International had received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members. A number of these individuals and entities have filed claims separately against Tyco International. Any judgments resulting from such claims or from claims that are filed in the future would not reduce the settlement amount. Generally, the claims asserted by these plaintiffs include claims similar to those asserted by the settling defendants; namely, violations of the disclosure provisions of federal securities laws. It is Covidien’s understanding that Tyco International intends to vigorously defend any litigation resulting from opt-out claims. At this time, it is not possible to predict the final outcome or to estimate the amount of loss or possible loss, if any, that might result from an adverse resolution of the asserted or unasserted claims from individuals that have opted-out.

Under the terms of the Separation and Distribution Agreement entered into on June 29, 2007, Covidien, Tyco International and Tyco Electronics are jointly and severally liable for the full amount of the class action settlement. Additionally, under the Separation and Distribution Agreement, the companies share in the liability, with Covidien assuming 42%, Tyco International 27% and Tyco Electronics 31% of the total amount.

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At September 28, 2007, the Company had a $2.992 billion liability for the full amount owed under Tyco International’s class action settlement, including accrued interest, and a $1.735 billion receivable from Tyco International and Tyco Electronics for their portion of the liability. On February 21, 2008, the time for appealing the final court order approving the class action settlement expired and the settlement became final. Accordingly, during the second quarter of fiscal 2008, the Company removed the class action settlement liability and the related class action settlement receivable and interest in class action settlement fund, both previously included in corporate assets, from its Consolidated Balance Sheet. While the finalization of the class action settlement resulted in a decrease to the Company’s cash flow from continuing operations during the second quarter of fiscal 2008, it did not affect the Company’s cash balance, as the Company had previously fully funded its portion of the class action settlement into an escrow account intended to be used to settle the liability.

State of New Jersey Settlement—On April 29, 2008, Tyco International signed a definitive agreement with the State of New Jersey, on behalf of several of the State’s pension funds, to settle the action captioned New Jersey v. Tyco International Ltd., et al., brought by the State in 2002 in the United States District Court for the District of New Jersey against Tyco International, its former auditors and certain of its former officers and directors, alleging that the defendants had, among other things, violated federal and state securities and other laws through the unauthorized and improper actions of Tyco International’s former management. This is one of the lawsuits not covered by the securities class action settlement discussed above.

The agreement with the State of New Jersey provides for Tyco International to make a payment of $73 million to the plaintiff in exchange for the plaintiff’s agreement to dismiss the case against Tyco International and certain of its former directors and a former employee. During the second quarter of fiscal 2008, the Company recorded a charge of $31 million for its portion of the settlement in accordance with the sharing percentages included in the Separation and Distribution Agreement. The Company, Tyco International and Tyco Electronics are jointly and severally liable for the full amount of the settlement. Accordingly, the Company has a liability for the full amount owed under the settlement and a $42 million receivable from Tyco International and Tyco Electronics for their portion of the settlement. The liability and receivable are included in “Accrued and other current liabilities” and “Prepaid and other current assets,” respectively, in the Company’s Consolidated Balance Sheet at March 28, 2008. Payment of the settlement amount is to be made on or before June 2, 2008. Upon the full execution of the definitive agreement by each of the other defendants party thereto, the parties shall file the agreed upon order of dismissal with the court, the entry of which will dismiss the litigation with prejudice. The Company expects that Tyco International will pay the full amount of the settlement to the State and that the Company will concurrently submit payment to Tyco International.

Investigations—Tyco International and others have received various subpoenas and requests from the U.S. Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into Tyco International’s governance, management, operations, accounting and related controls. The Department of Labor is investigating Tyco International and the administrators of certain of its benefit plans. Tyco International cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties. The Company’s share of any losses resulting from an adverse resolution of those matters is not estimable and may have a material adverse effect on its results of operations, financial condition or cash flows.

Compliance Matters

Tyco International has received and responded to various allegations that certain improper payments were made in recent years by Tyco International subsidiaries, including subsidiaries which are now part of the Company. During 2005, Tyco International reported to the U.S. Department of Justice (“DOJ”) and the SEC the

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investigative steps and remedial measures that it had taken in response to the allegations. Tyco International also informed the DOJ and the SEC that it retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act (“FCPA”), that it would continue to make periodic progress reports to these agencies and that it would present its factual findings upon conclusion of the baseline review. Tyco International had, and the Company will continue to have, communications with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by the Company in the course of its ongoing compliance activities. To date, the baseline review has revealed that some business practices may not comply with Covidien and FCPA requirements. At this time, the Company cannot predict the outcome of other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of any or all of these matters. However, it is possible that the Company may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its results of operations, financial condition or cash flows.

Any judgment required to be paid or settlement or other cost incurred by the Company in connection with these matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which provides that Covidien, Tyco International and Tyco Electronics will retain liabilities primarily related to each of its continuing operations. Any liabilities not primarily related to particular continuing operations will be shared equally among Covidien, Tyco International and Tyco Electronics.

15. Segment Data

The Company operates its continuing businesses through the following four segments:

•

Medical Devices includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, vascular devices, sharpsafety products, clinical care products and other medical device products.

•	Imaging Solutions includes the development, manufacture and marketing of radiopharmaceuticals and contrast products.

•	Pharmaceutical Products includes the development, manufacture and distribution of dosage pharmaceuticals and active pharmaceutical ingredients.

•	Medical Supplies includes the development, manufacture and sale of nursing care products, medical surgical products and original equipment manufacturer products (OEM).

Selected information by business segment is presented in the following tables (dollars in millions):

	Quarters Ended		Six Months Ended
	March 28, 2008	March 30, 2007	March 28, 2008	March 30, 2007
Net sales(1):
Medical Devices	$1,663	$1,480	$3,250	$2,906
Imaging Solutions	304	259	595	515
Pharmaceutical Products	239	239	460	464
Medical Supplies	220	222	437	443

	$2,426	$2,200	$4,742	$4,328

(1)	Amounts represent sales to external customers. Intersegment sales are not significant.

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	Quarters Ended		Six Months Ended
	March 28, 2008	March 30, 2007	March 28, 2008	March 30, 2007
Operating income:
Medical Devices	$420	$440	$856	$861
Imaging Solutions	33	32	43	71
Pharmaceutical Products	59	75	133	153
Medical Supplies	33	36	68	72
Corporate	(140)	(99)	(240)	(197)

	$405	$484	$860	$960

16. Covidien International Finance S.A.

In December 2006, prior to the separation from Tyco International, Ltd., CIFSA was formed. CIFSA, a Luxembourg company, is a holding company that owns, directly or indirectly, all of the operating subsidiaries of Covidien Ltd. CIFSA is the borrower under the Company’s senior notes, revolving credit facility and bridge loan facility, all of which are fully and unconditionally guaranteed by Covidien Ltd., which in turn is the sole owner of CIFSA. The following information provides the composition of the Company’s income, assets, liabilities, equity and cash flows by relevant group within the Company: Covidien Ltd. as the guarantor, CIFSA as issuer of the debt and the operating companies that represent assets of CIFSA. There are no other subsidiary guarantees. Consolidating financial information for Covidien and CIFSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

CONSOLIDATING STATEMENT OF INCOME

Quarter Ended March 28, 2008

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$—	$—	$2,426	$—	$2,426
Cost of products sold	—	—	1,155	—	1,155

Gross profit	—	—	1,271	—	1,271
Selling, general and administrative expenses	7	1	688	—	696
Research and development expenses	—	—	75	—	75
Restructuring and asset impairment charges	—	—	64	—	64
Shareholder settlement	31	—	—	—	31

Operating (loss) income	(38)	(1)	444	—	405
Interest expense	—	53	3	—	56
Interest income	—	(1)	(7)	—	(8)
Other (income) expense, net	(5)	—	2	—	(3)
Equity in net income of subsidiaries	(294)	(346)	—	640	—
Intercompany interest and fees	(2)	(1)	3	—	—

Income from continuing operations before income taxes	263	294	443	(640)	360
Income taxes	—	—	111	—	111

Income from continuing operations	263	294	332	(640)	249
Income from discontinued operations, net of income taxes	—	—	(14)	—	(14)

Net income	$263	$294	$346	$(640)	$263

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CONSOLIDATING STATEMENT OF INCOME

Six Months Ended March 28, 2008

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$—	$—	$4,742	$—	$4,742
Cost of products sold	—	—	2,232	—	2,232

Gross profit	—	—	2,510	—	2,510
Selling, general and administrative expenses	16	1	1,368	—	1,385
Research and development expenses	—	—	153	—	153
In-process research and development charges	—	—	12	—	12
Restructuring and asset impairment charges	—	—	69	—	69
Shareholder settlement	31	—	—	—	31

Operating (loss) income	(47)	(1)	908	—	860
Interest expense	—	110	6	—	116
Interest income	(1)	(1)	(18)	—	(20)
Other (income) expense, net	(185)	—	2	—	(183)
Equity in net income of subsidiaries	(550)	(655)	—	1,205	—
Intercompany interest and fees	6	(5)	(1)	—	—

Income from continuing operations before income taxes	683	550	919	(1,205)	947
Income taxes	—	—	253	—	253

Income from continuing operations	683	550	666	(1,205)	694
Loss from discontinued operations, net of income taxes	—	—	11	—	11

Net income	$683	$550	$655	$(1,205)	$683

CONDENSED CONSOLIDATING BALANCE SHEET

At March 28, 2008

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Assets
Current Assets:
Cash and cash equivalents	$—	$161	$688	$—	$849
Accounts receivable trade, net	—	—	1,738	—	1,738
Inventories	—	—	1,230	—	1,230
Intercompany receivable	9	—	2	(11)	—
Prepaid expenses and other current assets	47	—	722	—	769
Assets held for sale	—	—	785	—	785

Total current assets	56	161	5,165	(11)	5,371
Property, plant and equipment, net	3	—	2,415	—	2,418
Goodwill	—	—	5,811	—	5,811
Intangible assets, net	—	—	1,235	—	1,235
Due from related parties	491	—	—	—	491
Investment in subsidiaries	7,735	11,998	—	(19,733)	—
Intercompany loans receivables	94	9,321	10,191	(19,606)	—
Other assets	—	18	933	—	951

Total Assets	$8,379	$21,498	$25,750	$(39,350)	$16,277

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$—	$—	$31	$—	$31
Accounts payable	—	—	444	—	444
Intercompany payable	2	9	—	(11)	—
Accrued and other current liabilities	157	74	1,080	—	1,311
Liabilities associated with assets held for sale	—	—	210	—	210

Total current liabilities	159	83	1,765	(11)	1,996
Long-term debt	—	3,489	100	—	3,589
Guaranteed contingent tax liabilities	760	—	—	—	760
Intercompany loans payable	59	10,191	9,356	(19,606)	—
Income taxes payable	—	—	1,172	—	1,172
Deferred income taxes	—	—	581	—	581
Other liabilities	—	—	778	—	778

Total Liabilities	978	13,763	13,752	(19,617)	8,876
Shareholders’ equity	7,401	7,735	11,998	(19,733)	7,401

Total Liabilities and Shareholders’ Equity	$8,379	$21,498	$25,750	$(39,350)	$16,277

CONDENSED CONSOLIDATING BALANCE SHEET

At September 28, 2007

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Assets
Current Assets:
Cash and cash equivalents	$—	$—	$872	$—	$872
Accounts receivable trade, net	—	—	1,546	—	1,546
Inventories	—	—	1,126	—	1,126
Interest in class action settlement fund	1,257	—	—	—	1,257
Class action settlement receivables	1,735	—	—	—	1,735
Intercompany receivable	—	178	184	(362)	—
Prepaid expenses and other current assets	14	—	669	—	683
Assets held for sale	—	—	879	—	879

Total current assets	3,006	178	5,276	(362)	8,098
Property, plant and equipment, net	2	—	2,391	—	2,393
Goodwill	—	—	5,767	—	5,767
Intangible assets, net	—	—	1,242	—	1,242
Due from related parties	306	—	—	—	306
Investment in subsidiaries	7,222	10,895	—	(18,117)	—
Intercompany loans receivables	138	8,981	9,287	(18,406)	—
Other assets	—	1	521	—	522

Total Assets	$10,674	$20,055	$24,484	$(36,885)	$18,328

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$—	$474	$49	$—	$523
Accounts payable	—	—	444	—	444
Class action settlement liability	2,992	—	—	—	2,992
Intercompany payable	—	184	178	(362)	—
Accrued and other current liabilities	86	11	1,182	—	1,279
Liabilities associated with assets held for sale	—	—	147	—	147

Total current liabilities	3,078	669	2,000	(362)	5,385
Long-term debt	—	3,451	114	—	3,565
Guaranteed contingent tax liabilities	760	—	—	—	760
Income taxes payable	—	—	517	—	517
Deferred income taxes	—	—	576	—	576
Intercompany loans payable	94	9,193	9,119	(18,406)	—
Other liabilities	—	—	783	—	783

Total Liabilities	3,932	13,313	13,109	(18,768)	11,586
Shareholders’ Equity	6,742	6,742	11,375	(18,117)	6,742

Total Liabilities and Shareholders’ Equity	$10,674	$20,055	$24,484	$(36,885)	$18,328

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Six Months Ended March 28, 2008

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:
Net cash (used in) provided by continuing operating activities	$(1,234)	$(26)	$809	$—	$(451)

Net cash provided by discontinued operating activities	—	—	52	—	52

Net cash (used in) provided by operating activities	(1,234)	(26)	861	—	(399)

Cash Flows From Investing Activities:
Capital expenditures	(2)	—	(152)	—	(154)
Acquisitions	—	—	(86)	—	(86)
Increase in restricted cash	—	—	(32)	—	(32)
Release of interest in class action settlement fund	1,257	—	—	—	1,257
Decrease in intercompany loans	—	657	—	(657)	—
Other	—	—	20	—	20

Net cash provided by (used in) continuing investing activities	1,255	657	(250)	(657)	1,005

Net cash used in discontinued investing activities	—	—	(13)	—	(13)

Net cash provided by (used in) investing activities	1,255	657	(263)	(657)	992

Cash Flows From Financing Activities:
Repayment of external debt	—	(3,555)	(38)	—	(3,593)
Issuance of external debt	—	3,102	—	—	3,102
Dividends paid	(159)	—	—	—	(159)
Transfers from discontinued operations	—	—	39	—	39
Loan borrowings from (repayments to) parent	103	—	(760)	657	—
Other	35	(17)	5	—	23

Net cash used in continuing financing activities	(21)	(470)	(754)	657	(588)

Net cash used in discontinued financing activities	—	—	(39)	—	(39)

Net cash used in financing activities	(21)	(470)	(793)	657	(627)

Effect of currency rate changes on cash	—	—	11	—	11
Net increase (decrease) in cash and cash equivalents	—	161	(184)	—	(23)
Cash and cash equivalents at beginning of period	—	—	872	—	872

Cash and cash equivalents at end of period	$—	$161	$688	$—	$849

Upon formation in December 2006, CIFSA held $50 thousand in cash and had share capital of $50 thousand. The following tables present the historical combined financial information for Covidien Ltd. and all other subsidiaries for the purposes of illustrating the composition of Covidien Ltd. and the other subsidiaries prior to CIFSA establishing the respective ownership in connection with the Separation.

COMBINED STATEMENT OF INCOME

Quarter Ended March 30, 2007

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$—	$—	$2,200	$—	$2,200
Cost of products sold	—	—	1,069	—	1,069

Gross profit	—	—	1,131	—	1,131
Selling, general and administrative expenses	—	—	580	—	580
Research and development expenses	—	—	63	—	63
Restructuring charges	—	—	4	—	4

Operating income	—	—	484	—	484
Interest expense	—	—	39	—	39
Interest income	—	—	(10)	—	(10)
Other income	—	—	(6)	—	(6)
Equity in net income of subsidiaries	(394)	—	—	394	—

Income from continuing operations before income taxes	394	—	461	(394)	461
Income taxes	—	—	84	—	84

Income from continuing operations	394	—	377	(394)	377
Income from discontinued operations, net of income taxes	—	—	(17)	—	(17)

Net income	$394	$—	$394	$(394)	$394

COMBINED STATEMENT OF INCOME

Six Months Ended March 30, 2007

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$—	$—	$4,328	$—	$4,328
Cost of products sold	—	—	2,081	—	2,081

Gross profit	—	—	2,247	—	2,247
Selling, general and administrative expenses	—	—	1,136	—	1,136
Research and development expenses	—	—	123	—	123
In-process research and development charges	—	—	8	—	8
Restructuring charges	—	—	20	—	20

Operating income	—	—	960	—	960
Interest expense	—	—	79	—	79
Interest income	—	—	(19)	—	(19)
Other income	—	—	(6)	—	(6)
Equity in net income of subsidiaries	(732)	—	—	732	—

Income from continuing operations before income taxes	732	—	906	(732)	906
Income taxes	—	—	197	—	197

Income from continuing operations	732	—	709	(732)	709
Income from discontinued operations, net of income taxes	—	—	(23)	—	(23)

Net income	$732	$—	$732	$(732)	$732

CONDENSED COMBINED STATEMENT OF CASH FLOWS

Six Months Ended March 30, 2007

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Total
Cash Flows From Operating Activities:
Net cash provided by continuing operating activities	$—	$—	$1,021	$1,021

Net cash provided by discontinued operating activities	—	—	54	54

Net cash provided by operating activities	—	—	1,075	1,075

Cash Flows From Investing Activities:
Capital expenditures	—	—	(147)	(147)
Acquisitions	—	—	(69)	(69)
Other	—	—	4	4

Net cash used in continuing investing activities	—	—	(212)	(212)

Net cash provided by discontinued investing activities	—	—	28	28

Net cash used in investing activities	—	—	(184)	(184)

Cash Flows From Financing Activities:
Repayment of external debt	—	—	(11)	(11)
Issuance of external debt	—	—	47	47
Allocated debt activity	—	—	(16)	(16)
Net transfers to Tyco International Ltd.	—	—	(811)	(811)
Transfers from discontinued operations	—	—	82	82
Other	—	—	7	7

Net cash used in continuing financing activities	—	—	(702)	(702)

Net cash used in discontinued financing activities	—	—	(82)	(82)

Net cash used in financing activities	—	—	(784)	(784)

Effect of currency rate changes on cash	—	—	6	6
Net increase in cash and cash equivalents	—	—	113	113
Cash and cash equivalents at beginning of period	—	—	242	242

Cash and cash equivalents at end of period	$—	$—	$355	$355

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Covidien Ltd.:

We have audited the accompanying consolidated and combined balance sheets of Covidien Ltd. and subsidiaries (previously the healthcare businesses of Tyco International Ltd.) (collectively the “Company”) as of September 28, 2007 and September 29, 2006 and the related consolidated and combined statements of operations, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended September 28, 2007. Our audits also included the financial statement schedule listed in the Index at Page F-1. These consolidated and combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the consolidated and combined financial position of the Company as of September 28, 2007 and September 29, 2006, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 28, 2007, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 2 to the financial statements, the Company has entered into plans for the disposition of its Retail Products segment, its Specialty Chemical business, and its European Incontinence business. The anticipated loss on disposition and results of operations of these businesses are included in discontinued operations in the accompanying financial statements.

As discussed in Note 1 to the consolidated and combined financial statements, prior to the separation of the Company from Tyco International Ltd., the Company was comprised of the assets and liabilities used in managing and operating the healthcare businesses of Tyco International Ltd. The combined financial statements also included allocations of corporate overhead, other expenses, debt and related interest expense from Tyco International Ltd. These allocations may not be reflective of the actual level of costs or debt which would have been incurred had the Company operated as a separate entity apart from Tyco International Ltd.

As discussed in Note 1 to the consolidated and combined financial statements, in 2007 the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).

/s/ Deloitte & Touche LLP

December 13, 2007

(April 14, 2008 as to Note 1, “Basis of Presentation,” and Notes 2, 18, 19 and 21)

Boston, Massachusetts

COVIDIEN LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

Fiscal Years Ended September 28, 2007, September 29, 2006 and September 30, 2005

(in millions, except per share data)

	2007	2006	2005
Net sales	$8,895	$8,313	$8,268
Cost of products sold	4,273	4,012	3,815

Gross profit	4,622	4,301	4,453
Selling, general and administrative expenses	2,446	1,986	2,216
Research and development expenses	260	248	221
In-process research and development charges	38	63	—
Class action settlement, net of insurance recoveries	1,202	—	—
Restructuring and other charges, net	57	—	—
Impairments of long-lived assets	34	—	—
(Gain) loss on divestitures, net	—	(48)	5

Operating income	585	2,052	2,011
Interest expense	188	171	192
Interest income	(35)	(32)	(29)
Other expense, net	135	13	248

Income from continuing operations before income taxes	297	1,900	1,600
Income taxes	462	470	479

(Loss) income from continuing operations	(165)	1,430	1,121
Loss from discontinued operations, net of income taxes	177	275	86

Net (loss) income	$(342)	$1,155	$1,035

Basic and diluted earnings per share:
(Loss) income from continuing operations	$(0.33)	$2.88	$2.26
Loss from discontinued operations	0.36	0.55	0.17
Net (loss) income	(0.69)	2.33	2.08

Weighted-average number of shares outstanding:
Basic and diluted	497	497	497

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN LTD.

CONSOLIDATED AND COMBINED BALANCE SHEETS

At September 28, 2007 and September 29, 2006

(in millions, except share data)

	2007	2006
Assets
Current Assets:
Cash and cash equivalents	$872	$242
Accounts receivable trade, less allowance for doubtful accounts of $44 and $41	1,546	1,417
Inventories	1,126	1,065
Interest in class action settlement fund	1,257	—
Class action settlement receivables	1,735	—
Prepaid expenses and other current assets	365	314
Income taxes receivable	50	92
Deferred income taxes	268	168
Assets held for sale	879	1,134

Total current assets	8,098	4,432
Property, plant and equipment, net	2,393	2,259
Goodwill	5,767	5,694
Intangible assets, net	1,242	1,314
Income taxes receivable	22	—
Deferred income taxes	67	—
Due from related parties	306	—
Other assets	433	409

Total Assets	$18,328	$14,108

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt, including amounts due to related party of $173 at September 29, 2006	$523	$194
Accounts payable	444	436
Accrued payroll and payroll related costs	231	124
Class action settlement liability	2,992	—
Accrued and other current liabilities	910	654
Income taxes payable	138	93
Liabilities associated with assets held for sale	147	174

Total current liabilities	5,385	1,675
Long-term debt, including amounts due to related party of $1,971 at September 29, 2006	3,565	2,248
Income taxes payable	517	340
Guaranteed contingent tax liabilities	760	—
Deferred income taxes	576	373
Other liabilities	783	851

Total Liabilities	11,586	5,487
Commitments and contingencies (Note 18)
Shareholders’ Equity:
Preference shares, $0.20 par value, 125,000,000 authorized; none issued and outstanding	—	—
Common shares, $0.20 par value, 1,000,000,000 authorized; 497,530,181 issued and outstanding at September 28, 2007	100	—
Share premium	16	—
Contributed surplus	5,983	—
Parent company investment	—	8,320
Accumulated earnings	—	—
Accumulated other comprehensive income	643	301

Total Shareholders’ Equity	6,742	8,621

Total Liabilities and Shareholders’ Equity	$18,328	$14,108

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

Fiscal Years September 28, 2007, September 29, 2006 and September 30, 2005

(in millions)

	Common Shares		Contributed Surplus	Share Premium	Parent Company Investment	Accumulated Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Number	Par Value
Balance at October 1, 2004	—	$—	$—	$—	$7,431	$—	$180	$7,611
Comprehensive income:
Net income	—	—	—	—	1,035	—		1,035
Currency translation	—	—	—	—	—	—	(51)	(51)
Minimum pension liability, net of income taxes of $11	—	—	—	—	—	—	(23)	(23)

Total comprehensive income								$961
Net transfers to parent	—	—	—	—	(565)	—	—	(565)

Balance at September 30, 2005	—	—	—	—	7,901	—	106	8,007
Comprehensive income:
Net income	—	—	—	—	1,155	—		1,155
Currency translation	—	—	—	—	—	—	155	155
Minimum pension liability, net of income taxes of $16	—	—	—	—	—	—	40	40

Total comprehensive income								$1,350
Net transfers to parent	—	—	—	—	(736)	—	—	(736)

Balance at September 29, 2006	—	—	—	—	8,320	—	301	8,621
Comprehensive income:
Net income	—	—	—	—	(376)	34	—	(342)
Currency translation	—	—	—	—	—	—	351	351
Minimum pension liability, net of income tax benefit of $62	—	—	—	—	—	—	96	96
Unrecognized (loss) on derivatives	—	—	—	—	—	—	(54)	(54)

Total comprehensive income								$51
Net transfer to parent and assumption of liabilities and forgiveness of Tyco International intercompany balances	—	—	—	—	(1,237)	—	—	(1,237)
Guaranteed contingent tax liabilities	—	—	(760)	—	—	—	—	(760)
Due from affiliates recorded under Tax Sharing Agreement	—	—	290	—	—	—	—	290
Income taxes assumed upon Separation	—	—	(138)	—	—	—	—	(138)
Transfers of parent company investment to contributed surplus	—	—	6,707	—	(6,707)	—	—	—
Issuance of common shares upon Separation	497	99	(99)	—	—	—	—	—
Dividends declared	—	—	(46)	—	—	(34)	—	(80)
Repurchase of common shares	—	—	(2)	—	—	—	—	(2)
Share options exercised	1	1	—	16	—	—	—	17
Equity-based compensation expense	—	—	31	—	—	—	—	31
Adjustment to apply the recognition provision of SFAS No. 158, net of income tax provision of $27	—	—	—	—	—	—	(51)	(51)

Balance at September 28, 2007	498	$100	$5,983	$16	$—	$—	$643	$6,742

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 28, 2007, September 29, 2006 and September 30, 2005

(in millions)

	2007	2006	2005
Cash Flows From Operating Activities:
Net (loss) income	$(342)	$1,155	$1,035
Loss from discontinued operations, net of income taxes	177	275	86

(Loss) income from continuing operations	(165)	1,430	1,121
Adjustments to reconcile net cash provided by operating activities:
Impairment of long-lived assets	34	—	—
In-process research and development charges	38	63	—
(Gain) loss on divestitures, net	—	(48)	5
Depreciation and amortization	369	325	310
Non-cash compensation expense	75	56	22
Deferred income taxes	(50)	317	68
Provision for losses on accounts receivable and inventory	52	41	37
Class action settlement charge, net of recoveries’	1,243	—	—
Loss on the early extinguishment of debt	155	—	243
Other non-cash items	(31)	33	20
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
Accounts receivable, net	(41)	11	(38)
Inventories	(67)	(160)	(48)
Accounts payable	(3)	(25)	21
Income taxes payable	130	(264)	94
Accrued and other liabilities	271	(370)	273
Other	86	(113)	(3)

Net cash provided by continuing operating activities	2,096	1,296	2,125

Net cash provided by (used in) discontinued operating activities	113	(92)	259

Net cash provided by operating activities	2,209	1,204	2,384

Cash Flows From Investing Activities:
Capital expenditures	(356)	(400)	(289)
Acquisitions, net of cash acquired	(117)	(382)	(66)
Divestitures, net of cash retained	—	74	4
Increase in restricted cash	(7)	(34)	—
Interest in class action settlement fund	(1,257)	—	—
Other	24	(9)	14

Net cash used in continuing investing activities	(1,713)	(751)	(337)

Net cash provided by (used in) discontinued investing activities	4	827	(71)

Net cash (used in) provided by investing activities	(1,709)	76	(408)

Cash Flows From Financing Activities:
Repayment of external debt	(525)	(25)	(98)
Issuance of external debt	4,298	1	3
Allocated debt activity	(2,291)	(548)	(1,141)
Net transfers to Tyco International Ltd.	(1,316)	(601)	(508)
Transfers from discontinued operations	82	636	(52)
Other	(21)	86	(23)

Net cash provided by (used in) continuing financing activities	227	(451)	(1,819)

Net cash used in discontinued financing activities	(117)	(726)	(176)

Net cash provided by (used in) financing activities	110	(1,177)	(1,995)

Effect of currency rate changes on cash	20	7	2
Net increase (decrease) in cash and cash equivalents	630	110	(17)
Less: net increase in cash related to discontinued operations	—	(9)	(12)
Cash and cash equivalents at beginning of year	242	141	170

Cash and cash equivalents at end of year	$872	$242	$141

Supplementary Cash Flow Information:
Interest paid	$199	$177	$195
Income taxes paid, net of refunds	$425	$253	$285
Dividends declared, but not yet paid	$80	$—	$—

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Separation from Tyco International Ltd.—Effective June 29, 2007, Covidien Ltd. (“Covidien” or the “Company”), a company organized under the laws of Bermuda, became the parent company that owns the former healthcare businesses of Tyco International Ltd. (“Tyco International”). Prior to June 29, 2007, the assets of the healthcare businesses of Tyco International were transferred to Covidien. On June 29, 2007, Tyco International distributed all of its shares of Covidien, as well as its shares of its former electronics businesses (“Tyco Electronics”), to the holders of Tyco International common shares on the record date for the distribution, which was June 18, 2007 (the “Separation”).

Basis of Presentation—The accompanying Consolidated and Combined Financial Statements reflect the consolidated operations of Covidien Ltd. and its subsidiaries as an independent publicly-traded company following June 29, 2007, and a combined reporting entity comprising the assets and liabilities used in managing and operating Tyco International’s healthcare businesses, including Covidien Ltd., prior to June 29, 2007. Certain subsidiaries have disposed of some of the operations previously owned. Where appropriate, these operations have been reflected as discontinued operations in the Consolidated and Combined Financial Statements presented herein. In addition, during the first quarter of fiscal 2008, the Retail Products segment, Specialty Chemicals business within the Pharmaceutical segment and European Incontinence Products business within the Medical Supplies segment all met the assets held for sale and discontinued operations criteria. As a result, the Company has reclassified amounts previously reported to reflect these businesses in discontinued operations for all periods presented.

The Consolidated and Combined Financial Statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the Consolidated and Combined Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

The Company’s Consolidated and Combined Financial Statements for periods prior to June 29, 2007 may not be indicative of its future performance and do not necessarily reflect what its combined results of operations, financial condition and cash flows would have been had it operated as an independent, publicly-traded company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying Consolidated and Combined Financial Statements. Certain general corporate overhead, other expenses, debt and related net interest expense and loss on early extinguishment of debt have been allocated for periods prior to the Separation by Tyco International to the Company. Management believes such allocations are reasonable; however, they may not be indicative of the actual expenses the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented. Note 17 provides further information regarding allocated expenses. Following the Separation, the Company performs these functions using internal resources or purchased services, certain of which may be provided by Tyco International during a transitional period pursuant to the Separation and Distribution Agreement dated June 29, 2007, among Covidien, Tyco International, and Tyco Electronics (the “Separation and Distribution Agreement”). Note 17 provides additional information regarding the Separation and Distribution Agreement.

Principles of Consolidation—The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included in the Consolidated and Combined Financial Statements from the effective date of acquisition or up to the date of disposal.

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Revenue Recognition—The Company recognizes revenue for product sales when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in non-U.S. jurisdictions.

In certain circumstances, the Company enters into arrangements in which it provides multiple deliverables to its customers. Agreements with multiple deliverables are divided into separate units of accounting. Total revenue is first allocated among the deliverables based upon their relative fair values. Revenue is then recognized for each deliverable in accordance with the principles described above. Fair values are determined based on sales of the individual deliverables to other third parties.

Customers may also require the Company to maintain consignment inventory at the customer’s location. The Company recognizes revenues and costs associated with consignment inventory upon the notification of usage by the customer.

The Company sells products both direct to end user customers and through distributors who resell the products to end user customers. Rebates are provided to certain distributors that sell to end user customers at prices determined in accordance with a contract between the Company and the end user customer. Provisions for rebates, as well as sales discounts and returns, are accounted for as reduction of sales when revenue is recognized and are included in the reserve for returns, rebates and sales allowances within “Accounts receivable trade” in the Consolidated and Combined Balance Sheets. Rebates are estimated based on sales terms, historical experience and trend analysis. In estimating rebates, the Company considers the lag time between the point of sale and the payment of the distributor’s rebate claim, distributor-specific sales trend analysis, contractual commitments including stated rebate rates and other relevant information. The Company adjusts reserves to reflect differences between estimated and actual experience, and records such adjustment as a reduction of sales in the period of adjustment. Rebates charged against gross sales amounted to $2.0 billion, $2.3 billion and $2.1 billion in fiscal 2007, 2006 and 2005, respectively.

Research and Development—Internal research and development costs are expensed as incurred. Research and development expenses include salary and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services and other costs.

Amounts related to research and development collaborations with third parties are expensed as incurred up to the point of regulatory approval. Third-party costs subsequent to regulatory approval are capitalized and amortized over the estimated useful life of the related product. Amounts capitalized for such costs are included in other intangibles, net of accumulated amortization.

Advertising—Advertising costs are expensed when incurred. Advertising expense was $74 million, $73 million and $71 million in fiscal 2007, 2006 and 2005, respectively, and is included in “Selling, general and administrative expenses” in the Consolidated and Combined Statements of Operations.

Currency Translation—For the Company’s non-U.S. subsidiaries that transact in a functional currency other than U.S. dollars and do not operate in highly inflationary environments, assets and liabilities are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during the related month. The net effect of these translation adjustments is shown in the Consolidated and Combined Financial Statements as a component of “Accumulated other comprehensive income” within “Shareholders’ Equity.” For subsidiaries operating in highly inflationary environments or where the functional currency is different from local currency, inventories and property, plant and equipment, including related expenses, are translated at the rate of exchange in effect on the date the assets were acquired, while other assets

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and liabilities are translated at year-end exchange rates. Translation adjustments of these subsidiaries are included in net income.

Losses resulting from foreign currency transactions included in net income were $26 million, $19 million and $26 million in fiscal 2007, 2006 and 2005, respectively.

Cash and Cash Equivalents—All highly liquid investments purchased with maturities of three months or less from the time of purchase are considered to be cash equivalents.

On occasion, the Company is required to provide cash collateral to secure contractual obligations related to acquisitions or divestitures or other legal obligations. The amount of restricted cash in collateral was $50 million and $43 million at the end of fiscal 2007 and 2006, respectively. Restricted cash is included in prepaid expenses and other current assets or other assets based on the nature of the restriction.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of losses inherent in the Company’s accounts receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other available evidence. Accounts receivable are written off when management determines they are uncollectible.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value. The Company provides reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. The Company generally utilizes the straight-line method of depreciation over the following estimated useful lives of the assets:

Buildings and related improvements	2 to 40 years
Machinery and equipment	2 to 25 years

Upon retirement or other disposal of property, plant and equipment, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is included in net income.

The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of assets using undiscounted cash flows. If an asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset’s fair value. The fair value is estimated based upon the present value of discounted future cash flows or other reasonable estimates of fair value.

Leases—The Company categorizes its facility and equipment leases at their inception as either operating or capital leases. These leases, which expire at various dates, generally provide for the Company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Incentives the Company receives are treated as a reduction of its costs over the term of the related lease agreements. The Company recognizes costs for operating leases on a straight-line basis regardless of payment terms that defer the commencement date of required payments. Leasehold improvements are capitalized at cost and amortized over the lesser of their expected economic useful life or the remaining term of the lease.

Intangible Assets—Intangible assets include intellectual property consisting primarily of patents, trademarks and unpatented technology. The Company records intangible assets at cost and amortizes certain of such assets

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using the straight-line method over ten to forty years. Amortization expense is included in selling, general and administrative expenses. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset’s remaining useful life is changed, the Company amortizes the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. Intangible assets that are not subject to amortization, which are comprised primarily of certain trademarks, are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company reviews intangible assets subject to amortization for impairment in the same manner as property, plant and equipment discussed above.

Business Combinations—Amounts paid for acquisitions are allocated to the tangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The Company then allocates the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

The Company’s purchased research and development represents the estimated fair value as of the acquisition date of in-process projects that have not reached technological feasibility and have no alternative future use. The primary basis for determining technological feasibility of these projects is obtaining regulatory approval. The Company expenses the value attributable to in-process research and development (“IPR&D”) projects at the time of acquisition.

The valuation of IPR&D is determined using the discounted cash flow method. In determining the value of IPR&D, the Company considers, among other factors, appraisals, the stage of completion of the projects, the technological feasibility of the projects, whether the projects have an alternative future use and the estimated residual cash flows that could be generated from the various projects and technologies over their respective projected economic lives. The discount rate used is determined at the time of acquisition and includes a rate of return which accounts for the time value of money, as well as risk factors that reflect the economic risk that the cash flows projected may not be realized.

Goodwill—The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company utilizes a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and external valuation, which utilize an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Investments—The Company invests in equity and debt securities. Long-term investments in marketable equity securities that represent less than 20% ownership and investments in debt securities are classified as available for sale and marked to market at the end of each accounting period. Unrealized gains and losses are credited or charged to other comprehensive income within shareholders’ equity for available for sale securities

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unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. Management determines the proper classification of investments in debt obligations with fixed maturities and equity securities for which there is a readily determinable market value at the time of purchase and reevaluates such classifications as of each balance sheet date. Realized gains and losses on sales of investments are included in “Other expense, net” in the Consolidated and Combined Statements of Operations.

Other equity investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting, such that they are recorded at the lower of cost or estimated net realizable value. The carrying value of investments accounted for under the cost method was $52 million and $24 million at the end of fiscal 2007 and 2006, respectively. For equity investments in which the Company exerts significant influence over operating and financial policies but do not control, the equity method of accounting is used. The carrying value of these investments was $23 million and $22 million at the end of fiscal 2007 and 2006, respectively. Investments accounted for under both the cost and equity methods are included in “Other assets” in the Consolidated and Combined Balance Sheets. The Company’s share of net income or losses of equity investments is included in “Other expense, net” in the Consolidated and Combined Statements of Operations and was not material in any period presented.

Environmental Costs—The Company is subject to laws and regulations relating to protecting the environment. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. The Company discounts environmental liabilities using a risk-free rate of return when the obligation is fixed or reliably determinable. The impact of the discount was not material in any period presented.

Asset Retirement Obligations—The Company establishes asset retirement obligations for the present value of estimated future costs to return certain of its facilities to their original condition. The recorded liabilities are accreted to the future value of the estimated restoration costs. The accretion of the liability and the depreciation of the capitalized cost is recognized over the estimated useful lives of the facilities, which range from 23 to 25 years.

Income Taxes—Income taxes are computed on a stand-alone basis in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes.” In these Consolidated and Combined Financial Statements, the income tax benefits of a consolidated income tax return have been reflected where such returns have or could be filed based on the entities and jurisdictions included in the financial statements.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the Consolidated and Combined Financial Statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax bases of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to reduce net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Insurable Liabilities—The Company records liabilities for its workers’ compensation, product, general and automobile liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Certain insurable liabilities are discounted using a risk-free

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rate of return when the future expenditures related to the obligations are reliably determinable. The impact of the discount was not material in any period presented. The Company records receivables from third-party insurers when it has determined that existing insurance policies will provide reimbursement. In making this determination, consideration is given to applicable deductibles, policy limits, legal obligations of insurance carriers and historical experience of payment by such carriers.

Parent Company Investment— Prior to June 29, 2007, Tyco International’s investment in the healthcare businesses, the Company’s accumulated net earnings after taxes and the net effect of transactions with and allocations from Tyco International is shown as “Parent Company Investment” in the Combined Financial Statements. Note 17 provides additional information regarding the allocation to the Company of various expenses incurred by Tyco International. After Separation adjustments were recorded, the remaining parent company investment balance, which includes all earnings prior to the Separation, was transferred to contributed surplus. Net income subsequent to the Separation is included in accumulated earnings.

Share Premium and Contributed Surplus—In accordance with the Bermuda Companies Act 1981, when the Company issues shares for cash at a premium to their par value, the resulting premium is credited to a share premium account, a non-distributable reserve. When the Company issues shares in exchange for shares of another company, the excess of the fair value of the shares acquired over the par value of the shares issued by the Company is credited, where applicable, to contributed surplus, which is, subject to certain conditions, a distributable reserve.

Recently Adopted Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Under SFAS No. 158 additional financial statement disclosures are required. The Company adopted the recognition and disclosure provisions of SFAS No. 158 at the end of fiscal 2007.

The effect of applying SFAS No. 158 to individual line items in the Consolidated Balance Sheet as of September 28, 2007 is presented below (dollars in millions):

	Before Adoption of SFAS No. 158	Adjustments	After Adoption of SFAS No. 158
Prepaid expense and other current assets	$451	$(86)	$365
Assets held for sale	880	(1)	879
Intangible assets, net	1,247	(5)	1,242
Other assets	416	17	433
Accrued and other liabilities	890	20	910
Liabilities associated with assets held for sale	148	(1)	147
Deferred income tax liability (non-current)	603	(27)	576
Other liabilities (non-current)	799	(16)	783
Accumulated other comprehensive income	694	(51)	643

In addition, under SFAS No. 158, companies are required to measure plan assets and benefit obligations as of their fiscal year end within two fiscal years after the initial adoption of the accounting standard. Currently, the Company uses a measurement date of August 31st, however, the Company will transition to a measurement date

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that coincides with its fiscal year end no later than fiscal 2009. The Company is currently assessing the impact that the measurement date provision will have on its results of operations, financial condition and cash flows.

Recently Issued Accounting Pronouncements—In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) expands the definition of a business combination and requires acquisitions to be accounted for at fair value. These fair value provisions will be applied to contingent consideration, in-process research and development and acquisition contingencies. Purchase accounting adjustments will be reflected during the period in which an acquisition was originally recorded. Additionally, the new standard requires transaction costs and restructuring charges to be expensed. SFAS No. 141(R) is effective for the Company for acquisitions closing during and subsequent to the first quarter of fiscal 2010.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than at historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for the Company in the first quarter of fiscal 2009. The Company is currently assessing the impact SFAS No. 159 will have on its results of operations, financial condition and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for the Company in fiscal 2010, except with respect to non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal 2009. The Company is currently assessing the impact SFAS No. 157 will have on its results of operations, financial condition and cash flows.

In June 2006, the FASB issued Financial Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” This interpretation prescribes a comprehensive model for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 also provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition and defines the criteria that must be met for the benefit of a tax position to be recognized. The Company adopted FIN 48 on September 29, 2007 and, accordingly, recorded a $306 million charge to retained earnings during the first quarter of fiscal 2008.

2. Discontinued Operations and Divestiture

Discontinued Operations

During the first quarter of fiscal 2008, the Company entered into a definitive sale agreement to divest its Retail Products segment for $335 million, subject to certain working capital and other adjustments. In addition, the Company’s management and Board of Directors approved plans to sell its Specialty Chemicals business within the Pharmaceutical Products segment and its European Incontinence Products business within the Medical Supplies segment. The Company decided to sell these businesses because their products and customer bases are not aligned with the Company’s long-term strategic objectives. The Retail Products segment, Specialty Chemicals business and European Incontinence Products business all met the assets held for sale and discontinued operations criteria. As a result, the Company has reclassified amounts previously reported to reflect these businesses in discontinued operations for all periods presented.

During the fourth quarter of fiscal 2007, the Company performed an asset impairment analysis in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” As a result

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of the impairment analysis the Company recorded a goodwill impairment charge of $256 million associated with the Retail Products segment, which is included in loss on sale of discontinued operations. The estimated fair value of the Retail Products segment was evaluated based on discounted expected future cash flows of the related assets and reflects the adverse trends in raw material and energy costs, and a higher discount rate to represent current market conditions. As a result of this assessment, the Company determined that the book value of the Retail Products segment was in excess of its estimated fair value and accordingly recorded the impairment charge.

During the first quarter of fiscal 2008, the Company determined that the carrying values of the Retail Products segment and the European Incontinence Products business exceeded their respective fair values, net of estimated costs to sell and as a result recorded additional pre-tax impairment charges totaling $96 million, primarily related to the write down of goodwill in the Retail Products segment. The fair values were based on terms and conditions included or expected to be included in the respective sale agreements. These businesses are expected to be sold in fiscal 2008.

During fiscal 2006, the Plastics, Adhesives and Ludlow Coated Products businesses and the A&E Products business were sold for $975 million and $6 million in gross cash proceeds, respectively. Working capital and other adjustments resulted in net proceeds of $882 million for the sale of the Plastics, Adhesives and Ludlow Coated Products businesses in fiscal 2006. During fiscal 2007, $30 million was collected from the purchaser of the Plastics, Adhesives and Ludlow Coated Products businesses pursuant to a post-closing adjustment related to the decline in average resin prices. Net cash proceeds received for the sale of the A&E Products business were $2 million in fiscal 2006. Working capital adjustments of $6 million were agreed upon and collected in fiscal 2007. Both businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations for all periods presented.

During fiscal 2006, the Company recorded a $260 million and $26 million pre-tax loss on sale from discontinued operations related to the Plastics, Adhesives and Ludlow Coated Products businesses and A&E Products business, respectively, which include $275 million and $22 million, respectively, of pre-tax impairment charges to write the businesses down to their fair values less costs to sell. Fair values used for the respective impairment assessments were based on existing market conditions and the terms and conditions included or expected to be included in the respective sale agreements.

During fiscal 2005, as a result of consideration for potential sale and deteriorating operating results in the A&E Products business, an interim assessment of the recoverability of goodwill and long-lived assets was performed. As a result of this assessment, it was determined that the book value of certain long-lived assets in the A&E Products business was greater than the estimated fair value resulting in a long-lived asset impairment charge of $40 million and a goodwill impairment charge of $162 million. Fair value used for the impairment assessment was based on probability-weighted expected future cash flow of the assets.

Net sales, income from operations, loss on sale and income taxes for all discontinued operations for fiscal 2007, 2006 and 2005 are as follows (dollars in millions):

	2007	2006	2005
Net sales	$1,275	$2,103	$3,245

Pre-tax income from discontinued operations	$(110)	$(85)	$(210)
Pre-tax loss on sale of discontinued operations	262	286	222
Income tax expense	25	74	74

Loss from discontinued operations, net of income taxes	$177	$275	$86

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Balance sheet information for the Retail Products segment, Specialty Chemicals business and European Incontinence Products business assets classified as held for sale at the end of fiscal 2007 and 2006 are as follows (dollars in millions):

	2007	2006
Accounts receivable, net	$118	$125
Inventories	183	190
Prepaid expenses and other current assets	34	29
Property, plant and equipment, net	300	300
Goodwill	165	421
Other intangibles, net	58	63
Other non-current assets	21	6

Assets held for sale	$879	$1,134

Accounts payable	$84	$113
Accrued and other current liabilities	45	33
Other liabilities	18	28

Liabilities associated with assets held for sale	$147	$174

Divestiture

In January 2006, the Company completed the sale of the Radionics product line within the Medical Devices segment, which included minimally invasive medical instruments in the fields of neurosurgery and radiation therapy. In connection with this sale, the Company received net proceeds of $74 million and recorded a gain of $45 million in continuing operations.

3. Acquisitions

Fiscal 2008

As of April 7, 2008, the Company’s Medical Devices segment had acquired over 97% ownership in Tissue Science Laboratories plc (“TSL”). TSL is a medical device company dedicated to the research, development and commercialization of tissue implant products for surgical and wound care therapies. The acquisition of TSL will provide the Company with a leading tissue repair technology and accelerate its entry into the biologic hernia repair market. TSL’s Permacol(R) product complements Covidien’s current soft tissue product offerings and will allow the Company to offer a full line of differentiated hernia repair products. The initial share purchase and the subsequent tender offer combined are expected to total approximately $80 million.

In November 2007, the Company’s Medical Devices segment acquired Scandius Biomedical, Inc. (“Scandius”), a developer of medical devices for sports-related surgeries, for $27 million, of which $14 million was deposited into an escrow account. The acquisition of Scandius enables the Company to offer customers innovative soft tissue repair devices for common sports injuries. The Company recorded an in-process research and development (“IPR&D”) charge of $12 million in connection with this acquisition.

Fiscal 2007

In April 2007, the Company’s Medical Devices segment acquired intellectual property from Sorbx, LLC (“Sorbx”), a developer of an absorbable tack technology used in hernia repair procedures, for $30 million. The acquisition of the intellectual property from Sorbx will allow the Company to expand its surgical devices

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portfolio, while leveraging its global distribution capabilities. The Company recorded an IPR&D charge of $30 million in connection with the acquisition of intellectual property from Sorbx. This charge related to the development of second-generation technology that had not yet obtained regulatory approval. As of the acquisition date, the IPR&D was not considered to be technologically feasible or to have any alternative future use.

In November 2006, the Company’s Medical Devices segment acquired the remaining outstanding shares of Airox S.A. (“Airox”) in a mandatory tender offer for approximately $47 million. Airox is a developer of home respiratory ventilator systems. The acquisition of Airox expands the Company’s ventilator product portfolio. In September 2006, the Company’s Medical Devices segment acquired over 50% ownership of Airox for $59 million, net of cash acquired of $4 million.

The Company’s allocation of the total purchase price of Airox is as follows (dollars in millions):

Current assets (including cash of $4)	$15
Intangible assets (including in-process research and development)	61
Other non-current assets	1
Goodwill (non-tax deductible)	59

Total assets acquired	136
Current liabilities	11
Deferred tax liabilities (non-current)	10
Other non-current liabilities	5

Total liabilities assumed	26

Net assets acquired	$110

Intangible assets acquired include $19 million assigned to IPR&D that was written off at the dates of acquisition, $8 million of which occurred during fiscal 2007 and $11 million of which occurred during fiscal 2006. These charges related to the development of second-generation technology that had not yet obtained regulatory approval. As of the acquisition dates, the IPR&D was not considered to be technologically feasible or to have any alternative future use. The remaining intangible assets, which are valued at $42 million, relate to unpatented technology and have useful lives of 15 years.

Fiscal 2006

In August 2006, the Company’s Medical Devices segment acquired Confluent Surgical, Inc. (“Confluent”), a developer and supplier of polymer-based technology used in sprayable surgical sealants and anti-adhesion products. The acquisition of Confluent allows the Company to offer bio-surgery products that complement its Syneture suture and Autosuture surgical stapler portfolio. The total purchase price, including holdback liabilities, is expected to be $246 million. Through September 28, 2007, the Company has paid $211 million in cash, net of cash acquired of $12 million, of which $200 million, net of cash acquired of $12 million, was paid during fiscal 2006. The Company also has $23 million of the total purchase price deposited into an escrow account, which is expected to be released in fiscal 2008 upon expiration of the indemnification period.

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The Company’s allocation of the total purchase price of Confluent is as follows (dollars in millions):

Current assets (including cash of $12)	$23
Intangible assets (including IPR&D)	216
Other non-current assets	1
Goodwill (non-tax deductible)	63

Total assets acquired	303
Current liabilities	2
Deferred tax liabilities (non-current)	53
Other non-current liabilities	25

Total liabilities assumed	80

Net assets acquired	$223

Intangible assets acquired include $49 million assigned to IPR&D that was written off at the date of acquisition. The remaining $167 million of intangible assets, which relate to patents, have useful lives of 12 or 14 years.

The $49 million IPR&D charge is related to technology Confluent is developing for numerous applications across several surgical disciplines which have not yet received regulatory approval. As of the date of acquisition, there were three projects under development at different stages of completion, none of which were considered to be technologically feasible or to have any alternative future use. The Company determined the valuation of the IPR&D using, among other factors, appraisals. The value was based primarily on the discounted cash flow method. Future residual cash flows that could be generated from each of the projects were determined based upon management’s estimate of future revenue and expected profitability of the projects and technologies involved. These projected cash flows were then discounted to their present values taking into account management’s estimate of future expenses that would be necessary to bring the projects to completion. The discount rates applied range from 20% to 23%, depending on the project’s stage of completion and the type of U.S. Food and Drug Administration approval required.

During fiscal 2006, the Company’s Medical Devices segment acquired over 90% ownership in Floreane Medical Implants, S.A. (“Floreane”) for $123 million in cash, net of cash acquired of $3 million. Floreane, through its Sofradim line, is an innovator in the development of hernia meshes and surgical implants. The acquisition of Floreane expands the Company’s surgical product portfolio and allows the Company to provide its customers with a complementary range of products, while leveraging its global distribution capabilities. During the second quarter of fiscal 2007, the Company’s Medical Devices segment acquired additional outstanding shares of Floreane for $9 million, and now has over 95% ownership.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The Company’s allocation of the total purchase price of Floreane is as follows (dollars in millions):

Current assets (including cash of $3)	$24
Intangible assets (including IPR&D)	94
Goodwill (non-tax deductible)	57
Other non-current assets	14

Total assets acquired	189
Current liabilities	19
Deferred tax liabilities (non-current)	29
Other non-current liabilities	6

Total liabilities assumed	54

Net assets acquired	$135

Intangible assets acquired include $3 million assigned to IPR&D that was written off in fiscal 2006 at the date of acquisition. The remaining $91 million of intangible assets acquired include $72 million of patents with useful lives of 7 or 19 years and $19 million of customer lists with a useful life of 12 years.

The acquisitions described above did not have a material effect on the Company’s results of operations, financial condition or cash flows.

4. Restructuring Charges

Restructuring charges for fiscal 2007 by segment are as follows (dollars in millions):

Medical Devices	$54
Medical Supplies	1
Corporate	2

$57

In fiscal 2007, the Company launched a restructuring program in its Medical Devices and Medical Supplies segments. These programs include exiting unprofitable product lines in low-growth and declining-growth markets, reducing excess machine capacity, moving production to lower cost alternatives through plant consolidations and outsourcing initiatives, and relocating certain functions. The Company expects to incur charges of approximately $150 million, primarily in the Medical Devices segment, most of which is expected to occur by the end of 2008.

Restructuring activity for fiscal 2007 is summarized as follows (dollars in millions):

	Employee Severance and Benefits	Other	Non-cash Charges	Total
Charges	$46	$2	$9	$57
Utilization	(20)	(1)	(9)	(30)

Balance at September 28, 2007	$26	$1	$—	$27

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

5. Income Taxes

Significant components of income taxes related to continuing operations for each fiscal year are as follows (dollars in millions):

	2007	2006	2005
Current:
United States:
Federal	$301	$(46)	$315
State	36	33	32
Non-U.S.	178	168	156

Current income tax provision	515	155	503
Deferred:
United States:
Federal	(63)	302	(49)
State	(6)	22	9
Non-U.S.	16	(9)	16

Deferred income tax provision	(53)	315	(24)

	$462	$470	$479

Non-U.S. loss from continuing operations was $306 million for the fiscal 2007 and non-U.S. income from continuing operations was $1,326 million and $920 million for fiscal 2006 and 2005, respectively.

The reconciliation between U.S. federal income taxes at the statutory rate and the Company’s provision for income taxes on continuing operations is as follows (dollars in millions):

	2007	2006	2005
Notional U.S. federal income taxes at the statutory rate	$104	$664	$560
Adjustments to reconcile to the income tax provision:
U.S. state income tax provision, net	20	19	29
Rate differences between non-U.S. and U.S. jurisdictions(1)	(220)	(252)	(235)
Non-deductible settlement costs	421	—	—
Valuation allowances	(43)	42	(19)
Adjustments to accrued income tax liabilities	71	79	100
Allocated loss on the retirement of debt(2)	43	(58)	72
Tax costs incurred to effect the separation	12	—	—
Other	54	(24)	(28)

Provision for income taxes	$462	$470	$479

(1)	Excludes asset impairments, non-deductible charges and other items which are broken out separately.

(2)	Included in the loss on retirement of debt in 2006 is a cumulative one-time benefit associated with the receipt of a favorable tax ruling in the fourth quarter of 2006 permitting the deduction of prior year debt retirement costs not previously benefited. This benefit is partially offset by a valuation allowance on the net operating losses created by the debt retirement deductions.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred tax asset (liability) at the end of fiscal 2007 and 2006 are as follows (dollars in millions):

	2007	2006
Deferred tax assets:
Accrued liabilities and reserves	$345	$315
Tax loss and credit carryforwards	543	261
Inventories	72	79
Postretirement benefits	66	97
Leases	40	41
Other	95	98

	1,161	891

Deferred tax liabilities:
Property, plant and equipment	(317)	(288)
Intangible assets	(591)	(590)
Other	(63)	(51)

	(971)	(929)

Net deferred tax asset before valuation allowances	190	(38)
Valuation allowances	(443)	(194)

Net deferred tax (liability) asset	$(253)	$(232)

Deferred tax assets (liabilities) are reported in the following components within the Consolidated and Combined Balance Sheets (dollars in millions):

	2007	2006
Deferred income taxes (current)	$268	$168
Deferred income taxes (non-current)	67	—
Accrued and other current liabilities	(12)	(27)
Deferred income taxes (non-current)	(576)	(373)

Net deferred tax (liability) asset	$(253)	$(232)

At September 28, 2007, the Company had approximately $1.7 billion of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $1.05 billion have no expiration, and the remaining $617 million will expire in future years through 2017. In the U.S., there were approximately $229 million of federal and $1.5 billion of state net operating loss carryforwards and capital loss carryforwards at September 28, 2007, which will expire in future years through 2027.

At September 28, 2007, the Company also had $8 million of tax credits available to reduce future income taxes payable, primarily in jurisdictions within the United States. Of these, approximately $1 million have no expiration, and the remaining $7 million expire on varying amounts, generally through 2022.

The valuation allowances for deferred tax assets of $443 million and $194 million at September 28, 2007 and September 29, 2006, respectively, relate principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

assets. At September 28, 2007, approximately $22 million of the valuation allowances will ultimately reduce goodwill if the net operating losses are utilized.

At September 28, 2007, the Company had certain potential non-U.S. tax attributes that had not been recorded in the Company’s financial statements. These attributes include:

•

Approximately $9.8 billion of non-U.S. special deductions with an indefinite carryforward period. The Company has treated these amounts as special deductions for financial statement purposes since utilization is contingent upon the annual performance of certain economic factors. The Company intends to recognize the applicable portion of the special deduction annually at an estimated tax rate of between 1 – 3% when and if these economic factors are met.

•

Approximately $17.0 billion of non-U.S. net operating losses that are subject to confirmation by the receipt of a favorable tax ruling from certain non-U.S. taxing authorities. The Company intends to file this ruling in fiscal 2008 but cannot give any assurances as to the receipt of a favorable ruling. In addition, assuming the receipt of a favorable ruling, the Company does not believe that it is more likely than not that these losses will be utilized. Therefore, the Company believes that the recording of any tax benefit associated with these losses would require a full valuation allowance. In addition, any benefit derived from these losses will be shared equally with Tyco International and Tyco Electronics.

The Company and its subsidiaries’ income tax returns are periodically examined by various tax authorities. See “Income Taxes” in Note 18.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across the Company’s global operations. For the periods presented, the Company recognized potential liabilities and recorded tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on estimates of whether, and the extent to which, additional taxes and related interest will be due. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the tax liabilities. Further, management has reviewed with tax counsel the issues raised by these taxing authorities and the adequacy of these recorded amounts. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when it is determined that the liabilities are no longer necessary. Substantially all of these potential tax liabilities are recorded in non-current “Income taxes payable” in the Consolidated and Combined Balance Sheets as payment is not expected within one year.

Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if the Company’s intention to permanently reinvest such earnings were to change and amounts were distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the earnings for which additional taxes could be due.

6. Earnings Per Share

Following the separation from Tyco International, the Company had 496,869,055 common shares outstanding at a par value of $0.20 per share. This amount is being utilized to calculate earnings per share for the periods prior to the Separation. The same number of shares has been used to calculate diluted earnings per share

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

and basic earnings per share for periods prior to the Separation because there were no common shares of Covidien publicly traded prior to July 2, 2007, and no Covidien restricted shares nor share options were outstanding prior to the Separation.

The following sets forth the computation of basic and diluted earnings per share for fiscal 2007, 2006 and 2005 is as follows (dollars in millions, except per share data):

	2007			2006			2005
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic and diluted (loss) earnings per common share:
(Loss) income from continuing operations	$(165)	497	$(0.33)	$1,430	497	$2.88	$1,121	497	$2.26

The computation of diluted earnings per share in fiscal 2007 excludes the effect of the potential exercise of options to purchase approximately 27 million shares of stock, as well as the grant of 4 million shares of restricted stock units, as the effect would have been anti-dilutive.

7. Inventories

At the end of fiscal 2007 and 2006, inventories were comprised of (dollars in millions):

	2007	2006
Purchased materials and manufactured parts	$215	$200
Work in process	200	206
Finished goods	711	659

Inventories	$1,126	$1,065

The Company reduces the carrying value of inventories to a lower of cost or market basis for those items that are potentially excess, obsolete or slow-moving based on management’s analysis of inventory levels and future sales forecasts. The Company also reduces the carrying value of inventories with net book value in excess of market value. Aggregate reductions in the carrying value with respect to inventories that were still on hand at September 28, 2007 and September 29, 2006, that were deemed to be excess, obsolete, slow-moving or that had a carrying value in excess of market, were $105 million and $102 million, respectively.

8. Property, plant and equipment

At the end of fiscal 2007 and 2006, property, plant and equipment at cost and accumulated depreciation were (dollars in millions):

	2007	2006
Land	$127	$124
Buildings and related improvements	796	744
Machinery and equipment	2,566	2,315
Property under capital lease	221	207
Leasehold improvements	151	130
Construction in progress	288	277
Accumulated depreciation	(1,756)	(1,538)

Property, plant and equipment, net	$2,393	$2,259

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Property under capital lease consists primarily of buildings. Accumulated amortization of capitalized lease assets was $153 million and $136 million at the end of fiscal 2007 and 2006, respectively.

Depreciation expense was $291 million, $265 million and $257 million, in fiscal 2007, 2006 and 2005, respectively. These amounts include depreciation expense on demonstration equipment which is included in “Other assets” in the Consolidated Balance Sheet. Maintenance and repair expenditures are charged to expense when incurred and were $92 million in fiscal 2007, $93 million in fiscal 2006 and $88 million in fiscal 2005.

9. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for fiscal 2007 and 2006 are as follows (dollars in millions):

	Medical Devices	Imaging Solutions	Pharma- ceutical Products	Medical Supplies	Total
Goodwill at October 1, 2005	$4,817	$258	$252	$227	$5,554
Acquisitions	145	—	—	—	145
Divestitures	(12)	—	—	—	(12)
Purchase accounting adjustments	(6)	(3)	—	—	(9)
Currency translation	16	—	—	—	16

Goodwill at September 29, 2006	4,960	255	252	227	5,694
Acquisitions	40	—	—	—	40
Purchase accounting adjustments	(3)	—	—	—	(3)
Currency translation	36	—	—	—	36

Goodwill at September 28, 2007	$5,033	$255	$252	$227	$5,767

The gross carrying amount and accumulated amortization of intangible assets at the end of fiscal 2007 and 2006 are as follows (dollars in millions):

	2007			2006
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Amortizable:
Unpatented technology	$536	$168	21 years	$515	$142	21 years
Patents and trademarks	637	280	18 years	629	249	17 years
Other	246	85	25 years	230	70	26 years

Total	$1,419	$533	20 years	$1,374	$461	20 years
Non-Amortizable:
Trademarks	$356			$389
Other	—			12

Total	356			401

Total intangible assets	$1,775	$533		$1,775	$461

During the fourth quarter of fiscal 2007, the Company recorded a non-cash charge of $33 million for the impairment of a non-amortizable trademark associated with its Imaging Solutions segment. The impairment is due to a shift in branding strategy that has resulted in discontinuing the use of the trademark.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Intangible asset amortization expense for fiscal 2007, 2006 and 2005 was $78 million, $60 million and $53 million, respectively. The estimated aggregate amortization expense is expected to be $73 million for fiscal 2008, $66 million for fiscal 2009, $63 million for fiscal 2010, $60 million for fiscal 2011 and $59 million for fiscal 2012.

10. Debt

Debt at the end of fiscal 2007 and 2006 is as follows (dollars in millions):

	2007	2006
Current maturities of long-term debt:
Due to related party	$—	$173
6.5% notes due November 2007	20	—
Unsecured bridge loan facility	474	—
Capital lease obligations	21	18
Other	8	3

Total	523	194
Long-term debt:
Due to related party	—	1,971
6.5% notes due November 2007	—	100
Unsecured bridge loan facility	2,727	—
Unsecured senior revolving credit facility	724	—
7.0% notes due December 2013	6	86
Capital lease obligations	63	80
Other	45	11

Total	3,565	2,248

Total debt	$4,088	$2,442

In October 2007, Covidien International Finance S.A. (“CIFSA”), a wholly owned subsidiary of the Company, completed a private placement offering of $2.750 billion aggregate principal amount of fixed rate senior notes, comprised of the following: $250 million of 5.2% notes due 2010; $500 million of 5.5% notes due 2012; $1.150 billion of 6.0% notes due 2017; and $850 million of 6.6% notes due 2037. The notes are fully and unconditionally guaranteed on a senior unsecured basis by Covidien Ltd. The net proceeds of $2.727 billion were used to repay a portion of the Company’s borrowings under its unsecured bridge loan facility. Accordingly, $2.727 billion of the unsecured bridge loan facility has been reclassified as long term debt in the Consolidated Balance Sheet at September 28, 2007.

In April 2007, Tyco International and certain of its subsidiaries that are issuers of its corporate debt commenced tender offers to purchase for cash substantially all of their outstanding U.S. dollar denominated public debt. The Company’s 6.5% notes due November 2007 and 7.0% notes due December 2013 were subject to these tender offers. Approximately $161 million, or 86%, of these notes were tendered.

In April 2007, the Company entered into a five-year unsecured senior revolving credit facility. The commitment under the credit facility is $1.500 billion. Borrowings under this credit facility bear interest, at the Company’s option, at a base rate or LIBOR, plus a margin dependent on the Company’s credit ratings and the amount drawn under the facility. The Company is required to pay an annual facility fee ranging from 4.5 to 12.5 basis points, depending on its credit ratings. Borrowings under the revolving credit facility of $724 million

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

replaced, in part, Tyco International’s revolving credit facilities. Following the draw downs, the Company had $776 million of available capacity under the revolving credit facility for working capital, capital expenditures and other corporate purposes.

Additionally, in April 2007, the Company entered into a $3.200 billion unsecured bridge loan facility. The bridge facility matures in April 2008. Interest and fees under the bridge facility are substantially the same as those under the revolving credit facility. The bridge facility contains provisions that may require mandatory prepayments or reduction of unused commitments if the Company issues debt or equity. At the end of May 2007, the Company increased the amount of this facility by $1.050 billion bringing the total facility to $4.250 billion. Borrowings under the unsecured bridge loan facility of $3.526 billion were used to fund a portion of Tyco International’s debt tender offers, to repay a portion of Tyco International’s bank credit facilities and to finance a portion of Tyco International’s class action settlement. Note 18 provides further information regarding the class action settlement.

The Company’s credit and bridge facility agreements contain a covenant limiting the Company’s ratio of debt to earnings before interest, income taxes, depreciation and amortization. In addition, the agreements contain other customary covenants, none of which are considered restrictive to the Company’s operations.

The aggregate amounts of external debt, including capital lease obligations, maturing during the next five years and thereafter are as follows: $523 million, $19 million, $255 million, $5 million, $501 million and $2.785 billion. The debt maturities reflect the private placement offering of long-term fixed rate senior notes entered into in October 2007. Note 21 provides further information regarding the private placement offering.

In February 2008, CIFSA initiated a $1.500 billion commercial paper program. The notes are fully and unconditionally guaranteed by Covidien Ltd. Proceeds from the sale of the notes are used for working capital and other corporate purposes. CIFSA is required to maintain an available unused balance under its $1.500 billion revolving credit facility sufficient to support amounts outstanding under the commercial paper program. As of March 28, 2008, the Company had $171 million outstanding under its commercial paper program.

At September 29, 2006, Tyco International’s consolidated debt, exclusive of amounts incurred directly by the Company, was proportionately allocated to the Company based on the historical funding requirements of the Company using historical data. The allocated debt amounts presented as “Due to related party” at September 29, 2006 were classified in the Combined Balance Sheet based on the maturities of Tyco International’s underlying debt.

Net interest expense was allocated in the same proportions as debt through June 1, 2007, at which time Covidien assumed its portion of Tyco International’s debt. Interest expense on the allocated debt was calculated using Tyco International’s historical weighted-average interest rate on its debt, including the impact of interest rate swap agreements. For fiscal 2007, 2006 and 2005 Tyco International allocated to the Company interest expense of $93 million, $144 million and $161 million respectively, and interest income of $16 million, $20 million and $11 million, respectively. In addition, Tyco International allocated to the Company loss on early extinguishment of debt in the amount of $146 million and $243 million for fiscal 2007 and 2005, respectively, for which no tax benefit was realized. These amounts are included in “Other expense, net” in the Consolidated and Combined Statements of Operations. The method utilized to allocate loss on early extinguishment of debt is consistent with the method used to allocate debt and net interest expense as described above. Management believes the allocation basis for debt, net interest expense and loss on early extinguishment of debt is reasonable based on the historical financing needs of the Company. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

11. Guarantees

Certain of the Company’s business segments have guaranteed the performance of third parties and provided financial guarantees for financial commitments. Recourse, as it relates to these guarantees, indicates the Company will, in the event of customer default, buy back a transaction from a customer financing partner at a predetermined discount of the remaining payments. Using historical data of previous loss levels, a risk percentage is assigned to recourse transactions to estimate required liabilities. Full credit reviews are performed to assess risk and liability requirements on individually large transactions. The total exposure under specific recourse and risk-sharing guarantees and related liabilities at September 28, 2007 was not significant. The potential exposure for non-performance under the guarantees would not have a material effect on the Company’s results of operations, financial condition or cash flows.

In disposing of assets or businesses, the Company often provides representations, warranties and indemnities to cover various risks including, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on its results of operations, financial condition or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. Note 18 provides further information regarding these liabilities.

The Company is liable for product performance, however in the opinion of management, such obligations will not significantly affect the Company’s results of operations, financial condition or cash flows.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, the Company entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics. See Note 17 for more information.

12. Financial Instruments

The Company utilizes established risk management policies and procedures in executing derivative financial instrument transactions. Although the instruments may not necessarily be designated as accounting hedges, the Company does not execute transactions or hold derivative financial instruments for trading or speculative purposes. Counterparties to the Company’s derivative financial instruments are limited to major financial institutions with at least an A/A2 long-term debt rating. There is no significant concentration of exposures with any one counterparty. None of the Company’s derivative financial instruments outstanding at year end would result in a significant loss to the Company if a counterparty failed to perform according to the terms of its agreement. At this time, the Company does not require collateral or other security to be furnished by the counterparties to its derivative financial instruments.

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, investments, accounts payable, external debt and derivative financial instruments approximated book value at the end of fiscal 2007 and 2006. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met. Fair value estimates are based on relevant market information, including current market rates and prices, assuming adequate market liquidity. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The Company uses forward agreements with financial institutions to manage its exposure to foreign currency exchange rates, principally British pounds, Japanese yen, Canadian dollar, and the Euro. All of these forward agreements are designated as cash flow hedges. Gains and losses from the ineffective portion of these hedges are recorded as adjustments to selling, general and administrative expenses. Gains and losses resulting from the effective portion of these hedges, the amounts of which are not material in any period presented, are initially recorded in accumulated other comprehensive income in the Consolidated and Combined Balance Sheets. Amounts are reclassified from accumulated other comprehensive income to earnings and recorded as an adjustment to selling, general and administrative expenses when the underlying transaction impacts earnings. The Company also uses various option and forward contracts not designated as accounting hedges to manage foreign currency exposures on accounts and notes receivable, accounts payable, intercompany loans and forecasted transactions denominated in certain foreign currencies. At September 28, 2007, total contracts outstanding had notional amounts of $1.6 billion with fair values and carrying values of $47 million.

In July 2007, CIFSA entered into a series of forward interest rate lock agreements (the “rate locks”) with an aggregate notional value of $1.3 billion and a termination date of September 28, 2007. CIFSA designated the rate locks as cash flow hedges against the risk of variability in market interest rates prior to its anticipated issuance of fixed rate senior notes (the “notes”). The notes were originally forecasted to be issued by the end of fiscal 2007, but instead were issued during October 2007 (see Note 21). This delay combined with the termination of the rate locks resulted in exposure to potential market interest rate variability from the period subsequent to September 28, 2007 until the issuance of the notes. To offset this risk, CIFSA entered into a new series of forward interest rate lock agreements to replace the rate locks (the “replacement rate locks”). The replacement rate locks were executed in September 2007 with an aggregate notional value of $1.3 billion and a termination date of October 2007, and were likewise designated as cash flow hedges against the risk of variability in market interest rates prior to the issuance of the notes. The hedging relationships designated for both the rate locks and the replacement rate locks qualified as effective cash flow hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The rate locks terminated at a loss of approximately $45 million. Substantially all of the loss was attributable to the effective portion of the cash flow hedges and was recorded within accumulated other comprehensive income on the Consolidated Balance Sheet at September 28, 2007. The loss recorded within accumulated other comprehensive income will be reclassified into net income over the terms of the notes as additional interest expense. Additionally, an insignificant portion of the loss from the termination of the rate locks was attributable to hedge ineffectiveness and was recorded as interest expense in fiscal 2007.

The fair value of the replacement rate locks at September 28, 2007 was a loss of approximately $9 million and was recorded within accrued and other current liabilities with an offsetting reduction to accumulated other comprehensive income on the Consolidated Balance Sheet. The loss recorded within accumulated other comprehensive income will be reclassified into net income over the terms of the notes as additional interest expense. There was no hedge ineffectiveness attributable to the replacement rate locks during fiscal 2007.

13. Retirement Plans

Defined Benefit Pension Plans—The Company has a number of noncontributory and contributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with conditions and practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Combined Statements of Income on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on the advice of professionally qualified actuaries in the

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

Prior to the Separation, in limited circumstances, the Company participated in certain co-mingled plans through Tyco International that included plan participants of other Tyco International subsidiaries. During fiscal 2007, these plans were legally separated and accordingly, the Company recorded its portion of the co-mingled plans expense, assets and the related obligations, which were actuarially determined based on the Employee Retirement Income Security Act (“ERISA”) prescribed calculation.

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans is as follows (dollars in millions):

	U.S. Plans			Non-U.S. Plans
	2007	2006	2005	2007	2006	2005
Service cost	$7	$7	$7	$13	$13	$11
Interest cost	33	32	33	13	11	11
Expected return on plan assets	(39)	(36)	(34)	(10)	(9)	(8)
Amortization of prior service cost	2	1	1	—	—	—
Amortization of net actuarial loss	10	19	17	2	3	2
Plan settlements, curtailment and special termination benefits	4	—	—	1	1	2

Net periodic benefit cost	$17	$23	$24	$19	$19	$18

Weighted-average assumptions used to determine net pension cost during the year:
Discount rate	6.0%	5.3%	6.0%	4.4%	4.0%	4.7%
Expected return on plan assets	8.0%	8.0%	8.0%	5.4%	5.3%	5.4%
Rate of compensation increase	4.0%	4.0%	4.3%	3.6%	3.5%	3.6%

The estimated net loss and prior service cost for all U.S. and non-U.S. defined benefit pension plans that will be amortized from accumulated comprehensive income into net periodic benefit cost in fiscal 2008 are $7 million and $2 million, respectively.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The following table represents the changes in benefit obligations, plan assets and the net amounts recognized in the Combined Balance Sheets for all U.S. and non-U.S. defined benefit plans the end of 2007 and 2006 (dollars in millions):

	U.S. Plans		Non-U.S. Plans
	2007	2006	2007	2006
Change in benefit obligations:
Benefit obligations at beginning of year	$589	$630	$297	$270
Service cost	7	7	13	13
Interest cost	33	32	13	11
Employee contributions	—	—	2	2
Plan amendments	—	2	(4)	3
Actuarial gain	(7)	(32)	(17)	(5)
Benefits and administrative expenses paid	(37)	(50)	(11)	(9)
New plans	1	—	—	—
Plan settlements, curtailments and special termination benefits	(20)	—	(2)	(1)
Currency translation	—	—	25	13

Benefit obligations at end of year	$566	$589	$316	$297

Change in plan assets:
Fair value of plan assets at beginning of year	$462	$474	$192	$165
Actual return on plan assets	56	35	8	12
Employer contributions	5	3	16	15
Employee contributions	—	—	2	2
Acquisitions and divestitures	59	—	—	—
Plan settlements	(20)	—	(2)	(1)
Benefits and administrative expenses paid	(37)	(50)	(11)	(9)
Currency translation	—	—	16	8

Fair value of plan assets at end of year	$525	$462	$221	$192

Funded status at end of year	$(41)	$(127)	$(95)	$(105)
Unrecognized net actuarial loss	—	206	—	59
Unrecognized prior service cost	—	9	—	1
Contributions after the measurement date	—	2	1	1

Net amount recognized in the Consolidated and Combined Balance Sheets	$(41)	$90	$(94)	$(44)

Amounts recognized in the Consolidated and Combined Balance Sheets:
Current assets	$—	$2	$—	$9
Non-current assets	12	9	5	3
Current liabilities	(5)	—	(3)	—
Non-current liabilities	(48)	(126)	(96)	(81)
Accumulated other comprehensive income	—	205	—	25

Net amount recognized in the Consolidated and Combined Balance Sheets	$(41)	$90	$(94)	$(44)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$109	$—	$46	$—
Prior service cost (credit)	8	—	(3)	—

Net amount recognized in accumulated other comprehensive income	$117	$—	$43	$—

Weighted-average assumptions used to determine pension benefit obligations at year end:
Discount rate	6.3%	6.0%	5.0%	4.4%
Rate of compensation increase	4.3%	4.0%	3.8%	3.6%

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The accumulated benefit obligation for all U.S. plans at September 28, 2007 and September 29, 2006 was $566 million and $589 million, respectively. The accumulated benefit obligation for all non-U.S. plans as of September 28, 2007 and September 29, 2006 was $276 million and $261 million, respectively.

The accumulated benefit obligation and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $298 million and $245 million, respectively, at September 28, 2007 and $582 million and $455 million, respectively, at September 29, 2006.

The accumulated benefit obligation and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $200 million and $123 million, respectively, at September 28, 2007 and $213 million and $135 million, respectively, at September 29, 2006.

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class and individual asset class performance expectations as provided by their external advisors.

The Company’s investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. For U.S. pension plans, this policy targets a 60% allocation to equity securities and a 40% allocation to debt securities. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 40% to equity securities, 46% to debt securities and 14% to other asset classes, primarily cash and cash equivalents.

Pension plans have the following weighted-average asset allocations at the end of fiscal 2007 and 2006:

	U.S. Plans		Non-U.S. Plans
	2007	2006	2007	2006
Asset Category:
Equity securities	59%	59%	41%	44%
Debt securities	38	40	44	43
Real estate	—	—	3	1
Cash and cash equivalents	3	1	12	12

Total	100%	100%	100%	100%

Covidien common shares are not a direct investment of the Company’s pension funds; however, the pension funds may indirectly include Covidien common shares. The aggregate amount of the Covidien common shares would not be considered material relative to the total pension fund assets.

The Company’s funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that at a minimum it will make the minimum required contributions of $26 million to its U.S. and non-U.S. pension plans in 2008.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows (dollars in millions):

	U.S. Plans	Non-U.S. Plans
Fiscal 2008	$49	$11
Fiscal 2009	47	12
Fiscal 2010	48	13
Fiscal 2011	48	13
Fiscal 2012	48	14
Fiscal 2013-2017	240	84

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Defined Contribution Retirement Plans—The Company maintains several defined contribution retirement plans, one of which includes 401(k) matching program, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants’ contribution and was $54 million, $49 million and $45 million for fiscal 2007, 2006 and 2005, respectively.

Deferred Compensation Plans—The Company maintains nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds generally correspond to the funds offered in the Company’s 401(k) plans and the account balance fluctuates with the investment returns on those funds. Deferred compensation expense for each period presented was insignificant. Total deferred compensation liabilities were $65 million and $59 million at the end of fiscal 2007 and 2006, respectively.

Rabbi Trusts—The Company has three rabbi trusts, the assets of which may be used to pay non-qualified plan benefits. The trusts primarily hold debt securities. The value of the assets held by these trusts, included in “Other assets” in the Consolidated and Combined Balance Sheets was $44 million at both September 28, 2007 and September 29, 2006. The rabbi trust assets, which are consolidated, are subject to the claims of the Company’s creditors in the event of the Company’s insolvency. Plan participants are general creditors of the Company with respect to these benefits.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than retirement plan benefits for its employees. However, certain acquired operations provide postretirement medical benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide eligibility for such benefits.

Net periodic postretirement benefit cost is as follows (dollars in millions):

	2007	2006	2005
Service cost	$2	$2	$2
Interest cost	11	9	11
Amortization of prior service credit	(5)	(4)	(4)
Amortization of net actuarial loss	2	2	4

Net periodic postretirement benefit cost	$10	$9	$13

Weighted-average assumptions used to determine net postretirement benefit cost during the year:
Discount rate	5.8%	4.8%	5.5%

The estimated net loss of $2 million and prior service credit of $5 million for postretirement benefit plans will be amortized from accumulated comprehensive income into net periodic benefit cost in fiscal 2008.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The components of the accrued postretirement benefit obligations, all of which are unfunded, at the end of fiscal 2007 and 2006, are as follows (dollars in millions):

	2007	2006
Change in benefit obligations:
Benefit obligations at beginning of year	$187	$202
Service cost	2	2
Interest cost	11	9
Plan amendments	(6)	(6)
Actuarial gain	(20)	(7)
Benefits paid	(11)	(13)
Acquisitions and divestitures	4	—

Benefit obligations at end of year	$167	$187

Change in plan assets:
Fair value of assets at beginning of year	$—	$—
Employer contributions	11	13
Benefits paid	(11)	(13)

Fair value of plan assets at end of year	$—	$—

Funded status at end of year	$(167)	$(187)
Unrecognized net loss	—	58
Unrecognized prior service benefit	—	(40)
Contributions after the measurement date	1	1

Accrued postretirement benefit cost	$(166)	$(168)

Amounts recognized in the Consolidated and Combined Balance Sheets:
Current liabilities	$(12)	$—
Non-current liabilities	(154)	(168)

Total amount recognized in the Consolidated and Combined Balance Sheets	$(166)	$(168)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$33	$—
Prior service credit	(41)	—

Net amounts recognized in accumulated other comprehensive income	$(8)	$—

Weighted-average assumptions used to determine postretirement benefit obligations at year end:
Discount rate	6.2%	5.8%

For measurement purposes, a 9.6% and 10.2% composite annual rate of increase in the per capita cost of covered health care benefits was assumed at September 28, 2007 and September 29, 2006, respectively. These rates were assumed to decrease gradually to 5.0% by the year 2014 and remain at that level thereafter. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects (dollars in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	14	(13)

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The Company expects to make contributions to its postretirement benefit plans of $12 million in fiscal 2008.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows (dollars in millions):

Fiscal 2008	$12
Fiscal 2009	13
Fiscal 2010	13
Fiscal 2011	13
Fiscal 2012	13
Fiscal 2013-2017	64

In December 2003, the U.S. enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Certain of the Company’s retiree medical programs already provided prescription drug coverage for retirees over age 65 that were at least as generous as the benefits provided under Medicare. This Act reduces the Company’s obligation in these instances. The Company included the effects of the Act in the Combined Financial Statements by reducing net periodic benefit cost by $6 million for fiscal 2005, and reflecting an actuarial gain which reduced its accumulated postretirement benefit obligation by approximately $32 million at September 30, 2005.

14. Equity

On June 29, 2007, Tyco International completed a distribution of one common share of Covidien for every four common shares of Tyco International. Following the Separation, the Company had 496,869,055 common shares outstanding at a par value of $0.20 per share.

Preference Shares—Covidien has authorized 125,000,000 preference shares, par value of $0.20 per share, none of which were issued and outstanding at September 28, 2007 and September 29, 2006. Rights as to dividends, return of capital, redemption, conversion, voting and otherwise with respect to the preference shares may be determined by Covidien’s Board of Directors on or before the time of issuance. In the event of the liquidation of the Company, the holders of any preference shares then outstanding would be entitled to payment to them of the amount for which the preference shares were subscribed and any unpaid dividends prior to any payment to the common shareholders.

Dividends—On September 28, 2007, the Board of Directors declared a quarterly cash dividend of $0.16 per share to shareholders of record at the close of business on October 9, 2007. The dividend was paid on November 9, 2007.

15. Share Plans

Incentive Equity Awards Converted from Tyco International Awards

Prior to the Separation, all employee incentive equity awards were granted by Tyco International. At the time of Separation, substantially all of Tyco International’s outstanding restricted stock and restricted stock unit awards were converted into restricted stock and restricted stock unit awards of each of the three separate companies. In addition, Tyco International’s outstanding share option awards issued to Covidien employees converted into share option awards of Covidien. Covidien incentive equity awards issued upon completion of the

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

conversion of existing Tyco International equity awards into Covidien equity awards on June 29, 2007 and the related weighted-average grant-date fair value is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Share options	24,789,245	$15.06
Restricted share awards	3,040,792	$38.67

The conversion of existing Tyco International equity awards into Covidien equity awards was considered a modification of an award in accordance with SFAS No. 123R, “Share Based Payment.” As a result, the Company compared the fair value of the award immediately prior to the Separation to the fair value immediately after the Separation to measure incremental compensation cost. The conversion resulted in an increase in the fair value of the awards and, accordingly, the Company recorded non-cash compensation expense, the amount of which was not significant.

Stock Compensation Plans

Prior to the Separation, the Company adopted the Covidien Ltd. 2007 Stock and Incentive Plan (the “2007 Plan”). The 2007 Plan provides for the award of stock options, stock appreciation rights, annual performance bonuses, long-term performance awards, restricted units, restricted stock, deferred stock units, promissory stock and other stock-based awards (collectively, “Awards”). The 2007 Plan provides for a maximum of 25 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2007 Plan.

Share Options—Options are granted to purchase common shares at prices that are equal to the fair market value of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2007 Plan. Options granted under the 2007 Plan generally vest in equal annual installments over a period of four years and generally expire 10 years after the date of grant. The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual option forfeitures.

The activity related to the Company’s share options from the date of Separation to September 28, 2007 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)
Outstanding at June 29, 2007	24,789,245	$40.38
Granted	5,327,600	43.03
Exercised	(600,547)	26.63
Expired/Forfeited	(854,046)	60.39

Outstanding at September 28, 2007	28,662,252	$40.57	6.21	$156

Vested and unvested expected to vest at September 28, 2007	27,270,720	$40.51	6.05	$154

Exercisable at September 28, 2007	18,734,900	$40.05	4.65	$143

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

As of September 28, 2007, there was $77 million of total unrecognized compensation cost related to non-vested share options granted under the Company’s share option plan. The cost is expected to be recognized over a weighted-average period of 1.6 years.

The Company utilized the Black-Scholes pricing model to estimate the fair value of each option on the date of each grant. The fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. The Company utilized the historical and implied volatility of its peer group with similar business models to estimate the Company’s volatility. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The expected annual dividend per share was based on the Company’s expected dividend rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual option forfeitures. The weighted-average assumptions used in the Black-Scholes pricing model for options granted following the Separation were as follows:

Expected stock price volatility	26.00%
Risk free interest rate	4.87%
Expected annual dividend per share	$0.64
Expected life of options (years)	5.14

The weighted-average grant-date fair values of Covidien options granted in fiscal 2007 following the Separation was $11.96. The total intrinsic value of Covidien options exercised during fiscal 2007 was $9 million. The related excess cash tax benefit classified as a financing cash inflow for fiscal 2007 was not significant.

Restricted Stock Unit Awards—Restricted stock unit awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2007 Plan. Restrictions on awards lapse upon normal retirement, death or disability of the employee. Recipients of restricted stock units have no voting rights and receive dividend equivalents. For grants that vest through passage of time, the fair market value of the award at the time of the grant is amortized to expense over the period of vesting. The fair market value of restricted stock unit awards is determined based on the market value of the Company’s shares on the grant date. Restricted stock unit awards granted under the 2007 Plan generally vest in equal annual installments over a four-year period. The compensation expense recognized for restricted stock unit awards is net of estimated forfeitures.

The activity related to the Company’s restricted stock awards from the date of Separation to September 28, 2007 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at June 29, 2007	3,040,792	$38.67
Granted	2,123,352	43.30
Vested	(717,963)	39.51
Forfeited	(44,274)	40.01

Non-vested at September 28, 2007	4,401,907	40.91

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The weighted-average grant-date fair value of Covidien restricted stock unit awards granted during fiscal 2007 following the Separation was $43.30. The total fair value of Covidien restricted share awards vested during fiscal 2007 was $28 million. As of September 28, 2007, there was $101 million of total unrecognized compensation cost related to non-vested restricted shares granted. The cost is expected to be recognized over a weighted-average period of 1.7 fiscal years.

Equity-Based Compensation—Effective October 1, 2005, Tyco International adopted the provisions of SFAS No. 123R which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. Total equity-based compensation cost related to continuing operations was $75 million, $57 million and $25 million for fiscal 2007, 2006 and 2005, respectively, which has been included in the Consolidated and Combined Statements of Operations within “Selling, general and administrative expenses.” The Company has recognized a related tax benefit associated with its equity-based compensation arrangements of $22 million, $20 million and $8 million during fiscal 2007, 2006 and 2005, respectively. These tax benefits were calculated using the “short cut” method outlined in SFAS No. 123R.

Prior to October 1, 2005, Tyco International and the Company accounted for equity-based compensation plans in accordance with the provisions of APB Opinion No. 25, and accordingly did not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the market price of the stock at the date of grant. If Tyco International and the Company applied the fair value based method prescribed by SFAS No. 123R for share options granted by Tyco International to Company employees, the effect on net income for fiscal 2005, using the Black-Scholes option pricing model and Tyco International’s assumptions, would have been as follows (dollars in millions):

Net income, as reported	$1,035
Add: Employee compensation expense for share options included in reported net income, net of income taxes	9
Less: Total employee compensation expense for share options determined under fair value method, net of income taxes (including $3 million related to discontinued operations)	(42)

Net income, pro forma	$1,002

Employee Stock Purchase Plan—Prior to the Separation, the Company adopted the Covidien Ltd. Employee Stock Purchase Plan (the “ESP Plan”). Substantially all full-time employees of the Company’s U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in this ESP Plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee contribution by contributing an additional 15% of the employee’s payroll deduction up to a $25 thousand employee contribution. All shares purchased under the ESP Plan are purchased on the open market by a designated broker. The Company expects to allow participation in the ESP Plan in 2008.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

16. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows (dollars in millions):

	Currency Translation	Unrecognized Loss on Derivatives	Postretirement Obligations	Accumulated Other Comprehensive (Loss) Income
Balance at October 1, 2004	$341	$—	$(161)	$180
Pretax current period change	(51)	—	(34)	(85)
Income tax benefit	—	—	11	11

Balance at September 30, 2005	290	—	(184)	106
Pretax current period change	155	—	56	211
Income tax expense	—	—	(16)	(16)

Balance at September 29, 2006	445	—	(144)	301
Pretax current period change	351	(54)	158	455
Income tax expense	—	—	(62)	(62)

Balance at September 28, 2007	796	(54)	(48)	694
Adjustment to apply the recognition provision of SFAS No. 158, net of income tax provision of $27	—	—	(51)	(51)

Balance at September 28, 2007 after adoption of the recognition provision of SFAS No. 158	$796	$(54)	$(99)	$643

17. Related Party Transactions

Cash Management—Tyco International used a centralized approach to cash management and financing of operations. Prior to the Separation, the Company’s cash was available for use and was regularly “swept” by Tyco International at its discretion. Tyco International also funded the Company’s operating and investing activities as needed. Transfers of cash both to and from Tyco International’s cash management system are reflected as a component of “Parent Company Investment” within “Shareholders’ Equity” in the Consolidated and Combined Financial Statements.

Trade Activity—Accounts payable includes $5 million and $11 million of payables to Tyco International affiliates at the end of fiscal 2007 and 2006, respectively. These amounts primarily relate to purchases of certain raw materials and components, which totaled $70 million, $73 million and $69 million for fiscal 2007, 2006 and 2005, respectively.

Insurable Liabilities—From fiscal 2004 through fiscal 2006, the Company was insured for workers’ compensation, general and auto liabilities by a captive insurance company, which is a wholly-owned subsidiary of Tyco International. The Company paid a premium in each year to obtain insurance coverage during these periods. During fiscal 2005, the Company also transferred financial risk for certain workers’ compensation, general and auto liabilities related to periods prior to fiscal 2004 to that same captive insurance company. As a result of these transactions, at the end of fiscal 2007 and 2006, the Company maintained liabilities reflected in the Combined Balance Sheet of $40 million and $51 million, respectively, with offsetting insurance assets of the same amount from Tyco International’s captive insurance company. Following the Separation, the Company maintains its own captive insurance company to manage certain of its insurable liabilities, the amounts for which are insignificant at September 28, 2007.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Debt and Related Items—The Company was allocated a portion of Tyco International’s consolidated debt, net interest expense and loss on early extinguishment of debt. Note 10 provides further information regarding these allocations.

Allocated Expenses—The Company was allocated corporate overhead expenses from Tyco International for corporate-related functions based on a pro-rata percentage of Tyco International’s consolidated net revenue. General corporate overhead expenses primarily related to centralized corporate functions, including treasury, tax, legal, internal audit, human resources and risk management functions. During fiscal 2007, 2006 and 2005, the Company was allocated general corporate expenses incurred by Tyco International of $109 million, $141 million and $185 million, respectively, which is included within “Selling, general and administrative expenses” in the Consolidated and Combined Statements of Operations.

As discussed in Note 1, the Company believes the assumptions and methodologies underlying the allocations of general corporate overhead from Tyco International are reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been or will be incurred by the Company if it were to operate as an independent, publicly-traded company. As such, the financial information herein may not necessarily reflect the results of operations, financial condition and cash flows of the Company in the future or what they would have been had the Company been an independent, publicly-traded company during the periods presented.

Separation and Distribution Agreement—On June 29, 2007, the Company entered into a Separation and Distribution Agreement and other agreements with Tyco International and Tyco Electronics to effect the Separation and provide a framework for the Company’s relationships with Tyco International and Tyco Electronics after the Separation. These agreements govern the relationships among Covidien, Tyco International and Tyco Electronics subsequent to the Separation and provide for the allocation to Covidien and Tyco Electronics of certain of Tyco International’s assets, liabilities and obligations attributable to periods prior to the Separation.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, Covidien, Tyco International and Tyco Electronics assumed 42%, 27% and 31%, respectively, of certain of Tyco International’s contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the Separation brought by any third party. Contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which will be allocated 100% to the relevant company. If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, Covidien may be obligated to pay amounts in excess of its agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

License Agreement—On June 29, 2007, the Company entered into a License Agreement with Tyco International under which the Company received a license to use the “Tyco” trade names and trademarks for a transition period following the Separation.

Tax Sharing Agreement—On June 29, 2007, the Company entered into a Tax Sharing Agreement, under which the Company shares responsibility for certain of its, Tyco International’s and Tyco Electronics’ income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. Covidien, Tyco International and Tyco Electronics share 42%, 27% and 31%, respectively, of U.S. income tax liabilities that

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

arise from adjustments made by tax authorities to its, Tyco International’s and Tyco Electronics’ U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the Separation. All costs and expenses associated with the management of these shared tax liabilities will be shared equally among the parties. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement’s sharing formula. In addition, Tyco International and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement’s sharing formula.

All the tax liabilities of Tyco International that were associated with the former Healthcare businesses of Tyco International became Covidien’s tax liabilities following the Separation. Although Covidien agreed to share certain of these tax liabilities with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement, Covidien remains primarily liable for all of these liabilities. If Tyco International and Tyco Electronics default on their obligations to Covidien under the Tax Sharing Agreement, Covidien would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of its agreed upon share of its, Tyco International’s and Tyco Electronics’ tax liabilities.

The Company has used available information to develop its best estimates for certain assets and liabilities related to periods prior to Separation, including amounts subject to or impacted by the provisions of the Tax Sharing Agreement. Final determination of the balances will be made in subsequent periods, primarily related to certain pre-Separation tax liabilities and tax years open for examination. It also includes the impact of filing final or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien and/or Tyco Electronics legal entities for periods prior to the Separation. Such adjustments will be recorded as either distributions to or contributions from either Tyco International or Tyco Electronics through shareholders’ equity in subsequent periods as tax returns are finalized and other related activities are completed.

Income Tax Receivables—In accordance with the Tax Sharing Agreement with Tyco International and Tyco Electronics, the Company shares certain contingent liabilities relating to unresolved tax matters of legacy Tyco International. The Company is the primary obligor to the taxing authorities for $517 million of these contingent tax liabilities which were recorded on the Consolidated Balance Sheet. The actual amounts that we may be required to ultimately accrue or pay under the Tax Sharing Agreement could vary depending upon the outcome of the unresolved tax matters, which may not occur for several years.

In addition, pursuant to the terms of the Tax Sharing Agreement, the Company recorded a long-term receivable from Tyco International and Tyco Electronics of $306 million which is classified as “Due from related parties” in our Consolidated Balance Sheet at September 28, 2007. This receivable primarily reflects 58% of the $517 million contingent tax liabilities, excluding a portion which is not subject to the Tax Sharing Agreement. If Tyco International and Tyco Electronics default on their obligations to the Company under the Tax Sharing Agreement, the Company would be liable for the entire amount of these liabilities.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Guaranteed Tax Liabilities—Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, the Company entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics. These guarantee arrangements and indemnifications primarily relate to certain contingent tax liabilities, of which Covidien assumed and is responsible for 42% of these liabilities. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs related to any such liability, the Company would be responsible for a portion of the defaulting party or parties’ obligation. These arrangements were valued upon the Company’s separation from Tyco International with the assistance of a third-party valuation firm in accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and accordingly, liabilities amounting to $760 million were recorded in the Consolidated Balance Sheet as of September 28, 2007, the offset of which was reflected as a reduction in Shareholders’ Equity. To the extent such recorded liabilities change, the increase or decrease will be reflected in “Other expense, net” in the Company’s Consolidated Statements of Operations in future periods.

18. Commitments and Contingencies

The Company has facility, vehicle and equipment leases that expire at various dates through the year 2052. Rental expense under facility, vehicle and equipment operating leases was $112 million, $104 million, and $109 million for fiscal 2007, 2006 and 2005, respectively. The Company also has facility and equipment commitments under capital leases.

Following is a schedule of minimum lease payments for non-cancelable leases as of September 28, 2007 (dollars in millions):

	Operating Leases	Capital Leases
Fiscal 2008	$88	$25
Fiscal 2009	68	21
Fiscal 2010	49	7
Fiscal 2011	37	7
Fiscal 2012	29	6
Thereafter	74	40

Total minimum lease payments	$345	106

Less interest portion of payments		(22)

Present value of minimum lease payments		$84

The Company also has purchase obligations related to commitments to purchase certain goods and services. At September 28, 2007, such obligations were as follows: $80 million in fiscal 2008, $20 million in fiscal 2009, $18 million in fiscal 2010, $19 million in fiscal 2011, $15 million in fiscal 2012, and an aggregate of $29 million thereafter.

Company Legal Proceedings

The Company is subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements

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and other commercial disputes. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon the Company’s experience, current information and applicable law, management does not expect these proceedings will have a material adverse effect on the Company’s financial condition. However, one or more of the proceedings could have a material adverse effect on the Company’s results of operations or cash flows for a future period. The most significant of these matters are discussed below.

Patent Litigation

The Company and Applied Medical Resources Corp. (“Applied Medical”) are involved in the following patent infringement actions related to trocar products used in minimally invasive surgical procedures:

(1)	Applied Medical Resources Corp. v. United States Surgical (“U.S. Surgical”) is a patent infringement action that was filed in the United States District Court for the Central District of California on July 31, 2003. U.S. Surgical is a subsidiary of the Company. The complaint alleges that U.S. Surgical’s Versaseal Plus trocar product infringes Applied Medical’s U.S. Patent No. 5,385,553. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. Applied Medical filed a motion for a preliminary injunction, which the district court denied on December 23, 2003. On February 7, 2005, the district court granted U.S. Surgical’s motion for summary judgment of non-infringement. Applied Medical appealed the summary judgment ruling. On May 15, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court’s grant of summary judgment and remanded the case for further proceedings. On January 9, 2007, the district court entered an order that denied both parties’ motions for summary judgment on the grounds that material facts remain in dispute. On February 20, 2008, following a five-week trial, a jury returned a verdict finding that U.S. Surgical’s product does not infringe Applied Medical’s ‘533 patent. Applied Medical has filed a post-trial motion in the district court seeking judgment as a matter of law or a new trial. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter.

(2)	Tyco Healthcare Group LP v. Applied Medical Resources Corp. is a patent infringement action that was filed in the United States District Court for the Eastern District of Texas, Lufkin Division, on July 19, 2006. The complaint alleges that Applied Medical’s “Universal Seal” in its trocar product infringes the Company’s U.S. Patent No. 5,304,143, No. 5,685,854, No. 5,542,931, No. 5,603,702 and No. 5,895,377. The Company is seeking injunctive relief and unspecified monetary damages. The parties are in the discovery stage. Trial is scheduled for November 4, 2008.

(3)	On October 5, 2006, Applied Medical filed three separate patent infringement complaints in the United States District Court for the Eastern District of Texas, Lufkin Division, under the caption Applied Medical Resources Corporation v. Tyco Healthcare Group LP and United States Surgical Corporation. The complaints allege that the Company’s “Step” series of trocar products, as well as certain of its “VersaPort” series of trocar products, infringe Applied Medical’s U.S. Patent No. 5,385,553, No. 5,584,850 and No. 5,782,812. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. On August 13, 2007, in accordance with a stipulation between the parties, the court dismissed with prejudice Applied Medical’s infringement claims against the Company with respect to Applied Medical’s ‘553 and ‘812 patents. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters. The Company intends to defend this action vigorously. The parties are in the discovery stage. Trial is scheduled for November 4, 2008.

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Becton Dickinson and Company (“Becton Dickinson”) v. Tyco Healthcare Group LP is a patent infringement action that was filed in the United States District Court for the District of Delaware on December 23, 2002. The complaint alleges that the Company’s Monoject Magellan safety needle and safety blood collector products infringe Becton Dickinson’s U.S. Patent No. 5,348,544. Following trial, on October 26, 2004, the jury returned a verdict finding that the Company willfully infringed Becton Dickinson’s patent and awarded Becton Dickinson $4 million in lost profits damages and reasonable royalty damages. In post-trial proceedings, the Company filed motions for judgment as a matter of law, or, alternatively, for a new trial. Becton Dickinson filed a post-trial motion for enhanced damages, attorneys’ fees, pre-judgment interest and post- judgment interest, and a motion for a permanent injunction. On March 31, 2006, the trial court issued a Memorandum and Order on the parties’ post-trial motions denying the Company’s motion for judgment as a matter of law; granting the Company’s motion for a new trial on the issue of infringement; and denying Becton Dickinson’s motion for enhanced damages, attorneys’ fees, pre-judgment interest and post-judgment interest, and a permanent injunction. On November 30, 2007, a jury returned a verdict finding that the Company infringed Becton Dickinson’s patent. Before submitting the case to the jury, the district court granted judgment as a matter of law in the Company’s favor finding that the Company did not willfully infringe Becton Dickson’s patent. The district court will determine the amount of damages to be awarded following an exchange of sales and other information by the parties. The Company has filed post-trial motion in the district court for judgment as a matter of law or, in the alternative, for a new trial. Becton Dickinson has filed a motion for permanent injunction. The Company has assessed the status of this matter and has concluded that it is more likely than not that the infringement finding will be overturned, and, further, the Company intends to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in the Company’s Consolidated and Combined Financial statements with respect to any damage award.

As of September 28, 2007, the Company and Medrad, Inc. (“Medrad”) were involved in the following patent infringement actions related to powered injectors used for the delivery of contrast media to patients who are undergoing diagnostic imaging procedures, all of which have since settled, as described below.

(1)	Medrad, Inc. v. Tyco Healthcare Group LP, et al. is a patent infringement action that was filed in the United States District Court for the Western District of Pennsylvania on October 24, 2001. The complaint alleges that the Company’s Optistar MR Contrast Delivery System infringes Medrad’s U.S. Patent No. RE 37,602. Medrad seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. The Company has asserted an antitrust counterclaim alleging that Medrad obtained the reissued patent through knowing and willful fraud on the United States Patent and Trademark Office. On October 12, 2005, the district court granted the Company’s motion for summary judgment and ruled that Medrad’s reissued patent was invalid. Medrad appealed this summary judgment ruling to the United States Court of Appeals for the Federal Circuit. On October 16, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court’s grant of summary judgment and remanding the case for further proceedings. The Company filed a petition for certiorari with the United States Supreme Court seeking review of the Federal Circuit’s decision, but that petition for certiorari was denied.

(2)

Tyco Healthcare Group LP, et al. v. Medrad, Inc. is a patent infringement action that was filed in the United States District Court for the Southern District of Ohio, Western Division, on November 15, 2004. The Company’s complaint seeks a declaratory judgment of invalidity, unenforceability, and non-infringement of Medrad’s U.S. Patent Nos. 6,339,718 and 6,643,537 regarding the Company’s OptiVantage DH injector. Medrad has asserted a counterclaim alleging that the Company’s OptiVantage DH injector infringes Medrad’s U.S. Patent No. 6,339,718, No. 6,643,537, No. 6,743,205, No. 6,676,634, No. 6,726,657 and No. 6,336,913. Medrad seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. At this time, it is not possible to estimate the amount of loss or

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probable losses, if any, that might result from an adverse resolution of this matter. The Company intends to defend this action vigorously. The parties are in the discovery stage. No trial date has been scheduled.

(3)	Tyco Healthcare Group LP, et al. v. Medrad, Inc. is a patent action that was filed in the United States District Court for the Southern District of Ohio, Western Division, on November 7, 2006. The Company’s complaint seeks a declaratory judgment of invalidity, unenforceability and non-infringement of Medrad’s U.S. Patent No. 6,970,735 (the “‘735 patent”). The complaint alleges that Medrad has violated the antitrust laws when it obtained the ‘735 patent through knowing and willful fraud on the United States Patent and Trademark Office. On December 12, 2006, Medrad filed a motion to dismiss the complaint. On July 11, 2007 the Company and Medrad resolved the case by executing an agreement entitled “Release and Covenant Not to Sue.” Under this agreement, each party agreed to release its claims against the other in exchange for Medrad agreeing not to assert a claim of patent infringement under the ‘735 patent against certain of the Company’s power injectors.

On January 18, 2008, the Company and Medrad entered into an agreement to resolve the cases described in subparagraph’s (1) and (2) above. Under the agreement each party released its claims against the other in exchange for the Company’s agreeing to pay Medrad $17 million and Medrad’s agreeing not to assert any claim of patent infringement under certain Medrad patents against the Company’s power injectors. In addition, the Release and Covenant not to Sue agreement described in subparagraph (3) above was amended under the January 18, 2008 agreement to expand the type of the Company’s power injectors against which Medrad has agreed not to assert a claim of patent infringement.

The Company was involved in two other patent infringement actions with Medrad, both of which have been resolved:

(1)	Liebel-Flarsheim Company (“Liebel-Flarsheim”) v. Medrad, Inc. is a patent infringement action that was filed in the United States District Court for the Southern District of Ohio, Western Division, on November 13, 1998. Liebel-Flarsheim is a subsidiary of the Company. The complaint alleges that Medrad’s powered injectors, including injectors marketed under the names Envision, MCT and MCT Plus, infringe the Company’s U.S. Patent No. 5,456,669, No. 5,658,261, No. 5,662,612 and No. 5,928,197. The Company is seeking injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. On February 11, 2004, the United States Court of Appeals for the Federal Circuit issued a decision reversing the district court’s entry of summary judgment in Medrad’s favor based on the district court’s error in construing the Company’s patent claims. The case was remanded to the district court for further proceedings. On October 28, 2005, the district court issued rulings that: granted the Company’s motion for summary judgment on infringement against Medrad’s products; and granted Medrad’s motion for summary judgment that the Company’s patents asserted in this case are invalid. On March 22, 2007, the United States Court of Appeals for the Federal Circuit affirmed the district court’s summary judgment ruling that the Company’s patents are invalid. By agreement, the Company paid Medrad less than $1 million to resolve Medrad’s claims for costs, attorneys’ fees and expenses in this case and the related case described in subparagraph (2) below.

(2)

Liebel-Flarsheim Company v. Medrad, Inc. is a patent infringement action that was filed in the United States District Court for the Southern District of Ohio, Western Division, on September 7, 2004. The Company alleges that certain of Medrad’s powered injectors, including injectors marketed under the name Stellant, infringe the Company’s U.S. Patent No. 5,456,669, No. 5,658,261, No. 5,662,612 and No. 5,928,197. The Company is seeking injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. On February 14, 2006, the district court granted Medrad’s motion for summary judgment that the Company’s patents asserted in this case are invalid. On March 22, 2007, the United States Court of Appeals for the Federal Circuit affirmed the district court’s

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summary judgment ruling that the Company’s patents are invalid. By agreement, the Company paid Medrad less than $1 million to resolve Medrad’s claims for costs, attorneys’ fees and expenses in this case and the related case described in subparagraph (1) above.

Ethicon Endo-Surgery, Inc. (“Ethicon”) v. Tyco Healthcare Group LP is a patent infringement action that was filed in the United States District Court for the Southern District of Ohio, Western Division, on January 6, 2005. The complaint alleges that certain of the Company’s surgical staplers and loading units infringe Ethicon’s U.S. Patent No. 4,805,823. Ethicon seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. On March 9, 2006, the district court denied the Company’s motion for summary judgment of invalidity. On September 14, 2007, the Company entered a Settlement Agreement under which we agreed to pay Ethicon $1.4 million in exchange for Ethicon granting the Company a fully paid-up, non-exclusive, world-wide, irrevocable license to Ethicon’s ‘823 patent.

Antitrust Litigation

Masimo Corporation v. Tyco Healthcare Group LP and Mallinckrodt, Inc. was filed on May 22, 2002 in the United States District Court for the Central District of California. Masimo alleges violations of antitrust laws by the Company and Mallinckrodt in the markets for pulse oximetry products. Masimo alleges that the Company and Mallinckrodt used their market position to prevent hospitals from purchasing Masimo’s pulse oximetry products. Masimo seeks injunctive relief and monetary damages, including treble damages. Trial in this case began on February 22, 2005. The jury returned its verdict on March 21, 2005, and awarded Masimo $140 million in damages. The damages are automatically trebled under the antitrust statute to an award of $420 million. If ultimately successful, Masimo’s attorneys are entitled to an award of reasonable fees and costs in addition to the verdict amount. On March 22, 2006, the district court issued its Memorandum of Decision regarding the post-trial motions. In the Memorandum, the district court vacated the jury’s liability findings on two business practices; affirmed the jury’s liability finding on two other business practices; vacated the jury’s damage award in its entirety; and ordered a new trial on damages. The district court held the new trial on the damages on October 18 and 19, 2006. On January 25, 2007, the district court ordered an additional hearing on the issue of damages, which took place on March 22, 2007. On June 7, 2007, the district court issued its Memorandum of Decision in the new trial on damages and awarded Masimo $14.5 million in damages. The damages are automatically trebled under the antitrust statute to an award of $43.5 million. On June 29, 2007, the district court entered final judgment awarding Masimo $43.5 million in damages, denying Masimo’s demand for a permanent injunction, and retaining jurisdiction to determine the amount of attorney’s fees and costs, if any, to be awarded Masimo. On November 5, 2007, the district court issued an order granting Masimo $8.7 million in attorney’s fees and costs. Following entry of judgment, both parties appealed to the United States Court of Appeals for the Ninth Circuit. The Company has assessed the status of this matter and has concluded that it is more likely than not that the liability findings and damages award (including attorney’s fees and costs) will be overturned, and, further, the Company intends to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in the Consolidated and Combined Financial Statements with respect to this damage award.

Beginning on August 29, 2005 with Allied Orthopedic Appliances, Inc. v. Tyco Healthcare Group, L.P., and Mallinckrodt Inc., 12 consumer class actions have been filed in the United States District Court for the Central District of California challenging many of the same practices at issue in the Masimo action. In all 12 complaints, the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege they paid for pulse oximetry products as a result of anticompetitive conduct by the Company in violation of the federal antitrust laws. The 12 complaints were subsequently consolidated into a single proceeding styled In re: Pulse Oximetry Antitrust litigation. By stipulation among the parties, five putative class representatives dismissed their claims against the Company, leaving seven remaining putative class representatives as plaintiffs in the consolidated proceeding. On December 21, 2007, the district court denied the plaintiffs’ motion for class

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certification. On March 14, 2008, the United States Court of Appeals for the Ninth Circuit denied the plaintiffs’ request for leave to appeal the district court’s denial of their motion for class certification. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of these matters. The Company intends to vigorously defend the actions. The parties are in the discovery stage. Trial is scheduled to begin on September 2, 2008.

Rochester Medical Corporation, Inc. (“Rochester Medical”) v. C.R. Bard, Inc., et al. is a complaint filed against the Company, another manufacturer and two group purchasing organizations (“GPOs”) in the United States District Court for the Eastern District of Texas on March 15, 2004. The complaint alleges that the Company and the other defendants conspired or acted to exclude Rochester Medical from markets for urological products in violation of federal and state antitrust laws. Rochester Medical also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. Rochester Medical seeks injunctive relief and damages. Any damages awarded under the federal antitrust laws will be subject to statutory trebling. Rochester Medical has reported that it has settled its claims against defendants C.R. Bard, Inc. and Premier, Inc./Premier Purchasing Partners, L.P. and Novation, LLC/VHA. Prior to settlement with these three parties, Rochester Medical alleged a damages figure of approximately $213 million against all defendants for claims. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. The Company intends to defend this action vigorously. Trial regarding claims against the Company is scheduled for December 1, 2008.

Southeast Missouri Hospital v. C.R. Bard, et al. is a class action lawsuit filed against the Company and another manufacturer on February 21, 2007 in the United States District Court for the Eastern District of Missouri, Southeastern Division. In the complaint, the putative class representative, on behalf of itself and others, seeks to recover overcharges it alleges that it and others paid for urological products as a result of anticompetitive conduct by the defendants in violation of federal antitrust laws. On January 22, 2008, the district court issued a Memorandum and Order dismissing all claims against the Company.

Daniels Sharpsmart, Inc. (“Daniels”) v. Tyco International (US) Inc., et al. is a complaint filed against the Company, another manufacturer and three GPOs in the United States District Court for the Eastern District of Texas on August 31, 2005. The complaint alleges that the Company monopolized or attempted to monopolize the market for sharps containers and that the Company and the other defendants conspired or acted to exclude Daniels from the market for sharps containers in violation of federal and state antitrust laws. Daniels also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. Daniels seeks injunctive relief and unspecified monetary damages, including treble damages. Daniels dismissed with prejudice its claims against Consorta, Inc., one of the defendant GPOs. Also, following a settlement, Daniels dismissed with prejudice its claims against the other two defendant GPOs, Novation, LLC/VHA, Inc. and Premier, Inc./Premier Purchasing Partners, L.P., as well as its claims against Becton Dickinson and Company. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. The Company intends to defend this action vigorously. The parties are in the discovery stage. Trial is scheduled to begin November 4, 2008 for claims against the Company.

Natchitoches Parish Hospital Service District v. Tyco International, Ltd., et al. is a class action lawsuit filed against the Company on September 15, 2005 in the United States District Court for the District of Massachusetts. In the complaint, the putative class representative, on behalf of itself and others, seeks to recover overcharges it alleges that it and others paid for sharps containers as a result of anticompetitive conduct by the Company in violation of federal antitrust laws. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. The Company intends to vigorously defend this

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action. The parties are in the discovery stage. The district court held hearings on the plaintiff’s motion for class certification on April 13, 2007 and on September 18, 2007. No trial date has been scheduled.

Asbestos Matters

Mallinckrodt Inc., a subsidiary of the Company, is named as a defendant in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims, based principally on allegations of past distribution of products incorporating asbestos. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on Mallinckrodt’s property. Each case typically names dozens of corporate defendants in addition to Mallinckrodt. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos.

The Company’s involvement in asbestos cases has been limited because Mallinckrodt did not mine or produce asbestos. Furthermore, in the Company’s experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. The Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims and intends to continue to vigorously defend these lawsuits. When appropriate, the Company settles claims; however, amounts paid to settle and defend all asbestos claims have been immaterial. As of September 28, 2007, there were approximately 10,398 asbestos liability cases pending against Mallinckrodt.

The Company estimates its pending asbestos claims and claims that were incurred but not reported, as well as related insurance and indemnification recoveries. The Company’s estimate of the liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account its substantial indemnification rights and insurance coverage, will not have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Environmental Proceedings

The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict, given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 28, 2007, the Company concluded that it was probable that it would incur remedial costs in the range of approximately $97 million to $251 million. As of September 28, 2007, the Company concluded that the best estimate within this range was approximately $127 million, of which $17 million was included in “Accrued and other current liabilities” and $110 million was included in “Other liabilities” in the Consolidated Balance Sheet. The most significant of these liabilities pertains to a site in Orrington, Maine, which is discussed below.

Mallinckrodt LLC, a subsidiary of the Company, owned and operated a chemical manufacturing facility in Orrington, Maine from 1967 until 1982. Mallinckrodt is responsible for the costs of completing an environmental site investigation required by the United States Environmental Protection Agency (“USEPA”) and the Maine Department of Environmental Protection (“MDEP”). Mallinckrodt has submitted a Corrective Measures Study plan to the USEPA and MDEP for approval. MDEP has orally indicated that it does not agree with Mallinckrodt’s proposed remedial alternative. Mallinckrodt is waiting to receive an implementation order from

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MDEP outlining its preferred remedial alternative. At September 28, 2007, estimated future investigation and remediation costs of $29 million were accrued for this site. This accrual does not include potential costs that the Company may incur if it is ordered to remediate environmental conditions in the Penobscot River and Bay. At this time, it is not possible for the Company to estimate the amount of any such potential additional remediation costs.

In addition, the Company has accrued for the remediation of several other sites, each of which is individually insignificant. In view of the Company’s financial condition and reserves for environmental matters, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows.

The Company recorded asset retirement obligations (“AROs”) for the estimated future costs associated with legal obligations to decommission two nuclear facilities. As of September 28, 2007 and September 29, 2006, the Company’s AROs were $93 million and $80 million, respectively. The Company recorded an insignificant amount of accretion and foreign currency translation related to AROs during fiscal 2007. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows.

Income Taxes

The Company and its subsidiaries’ income tax returns are periodically examined by various tax authorities. In connection with such examinations, tax authorities, including the U.S. Internal Revenue Service (IRS), have raised issues and proposed tax adjustments. During 2007, the IRS concluded its field examination of certain of Tyco International’s, including Covidien’s and Tyco Electronics’, U.S. federal income tax returns for the years 1997 through 2000 and issued anticipated Revenue Agent’s Reports (RARs) in May and June of 2007 which reflect the IRS’s determination of proposed tax adjustments for the periods under audit. The RARs propose tax audit adjustments to certain of Tyco International’s previously filed tax return positions, all of which Tyco International and the Company expected and previously assessed at each balance sheet date. Accordingly, Covidien made no additional provision during fiscal 2007 with respect to its share of the proposed audit adjustments contained in the RARs.

Tyco International has appealed other proposed tax adjustments totaling approximately $1 billion and intends to vigorously defend its prior filed tax return positions. Covidien believes that the amounts recorded in its financial statements relating to its share of these tax adjustments are adequate. However, the ultimate resolution of these matters is uncertain and could have an adverse impact on Covidien’s results of operations, financial condition or cash flows. In addition, ultimate resolution of these matters could have an adverse impact on Covidien’s effective tax rate in future reporting periods. The Company may also be required to accrue and pay additional taxes for contingencies not related to Covidien as a result of the Tax Sharing Agreement with Tyco International and Tyco Electronics.

In fiscal 2004, Tyco International submitted to the IRS proposed adjustments to U.S. federal income tax returns for the 1997 through 2000 fiscal years, resulting in a reduction in the taxable income previously filed. During fiscal 2006, the IRS accepted substantially all of the proposed adjustments. Also during fiscal 2006, Tyco International developed proposed amendments to U.S. federal income tax returns for additional periods through 2002. On the basis of previously accepted amendments, the Company determined that acceptance of these adjustments is probable and, accordingly, recorded the adjustments in the Consolidated and Combined Financial Statements. These adjustments resulted in a $281 million decrease in non-current deferred income taxes and a $269 million decrease to non-current income taxes payable in fiscal 2006. Such adjustments did not have a material impact on the Company’s results of operations, cash flows or its ongoing effective tax rate.

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In December 2007, the IRS commenced an examination of Tyco International’s, including Covidien’s and Tyco Electronics’, U.S. federal income tax returns for fiscal years 2001 through 2004. In connection with the examination, Tyco International has submitted amendments to its U.S. federal income tax returns for the periods through 2004. The Company believes that the amounts recorded in its financial statements relating to its share of these tax amendments are adequate. However, the ultimate resolution of the examination is uncertain and could have an adverse impact on the Company’s results of operations, financial condition or cash flows. In addition, ultimate resolution of these matters could have an adverse impact on the Company’s effective tax rate in future reporting periods. The Company may also be required to accrue and pay additional taxes for contingencies not related to Covidien as a result of the Tax Sharing Agreement with Tyco International and Tyco Electronics.

Tyco International has yet to complete proposed amendments to its U.S. federal income tax returns for periods subsequent to fiscal 2004, which will primarily reflect the roll forward of the amendments for fiscal 1997 through fiscal 2004. When the Company’s tax return positions are updated, additional adjustments may be identified and recorded in its Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, management believes that any resulting adjustments will not have a material impact on the Company’s results of operations, financial condition or cash flows.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its results of operations, financial condition or cash flows.

Tyco International Legal Proceedings

Prior to the separation, Tyco International and certain of its former directors and officers were named as defendants in several lawsuits relating to securities class action, shareholder lawsuits and ERISA related litigation. As a part of the Separation and Distribution Agreement, any existing or potential liabilities related to this outstanding litigation were allocated among Covidien, Tyco International and Tyco Electronics. As discussed in Note 17 under “Separation and Distribution Agreement,” Covidien is responsible for 42% of potential liabilities that may arise upon the settlement of such pending litigation. If Tyco International or Tyco Electronics were to default on their obligation to pay their allocated share of these liabilities, however, Covidien would be required to pay additional amounts. Tyco International’s various outstanding litigation proceedings are discussed below.

Tyco International and certain of its former directors and officers were named defendants in a number of class actions alleging violations of the disclosure provisions of the federal securities laws and also are named as defendants in several ERISA related class actions. In addition, some members of Tyco International’s former senior corporate management are subject to a Securities and Exchange Commission (“SEC”) inquiry. The findings and outcomes of the SEC inquiry may affect the course of the securities class actions and ERISA class actions pending against Tyco International. Tyco International is generally obligated to indemnify its directors and officers and its former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. In addition, Tyco International’s insurance carriers may decline coverage, or Tyco International’s coverage may be insufficient to cover its expenses and liability, in some or all of these matters.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Securities Class Action Settlement—On May 14, 2007, Tyco International entered into a Memorandum of Understanding with plaintiffs’ counsel in connection with the settlement of 32 securities class action lawsuits. Under the terms of the Memorandum of Understanding, the plaintiffs agreed to release all claims against Tyco International, the other settling defendants and ten other individuals in consideration for the payment to the certified class plus accrued interest of $2.975 billion and assignment of any net recovery of any claims possessed by Tyco International and the other defendants against Tyco International’s former auditor, PricewaterhouseCoopers, LLP. Defendant PricewaterhouseCoopers, LLP, is not a settling defendant and is not party to the memorandum. However, PricewaterhouseCoopers, LLP, subsequently agreed to participate in the settlement and in consideration of a release of all claims against it by the parties to the Memorandum of Understanding, agreed to make a payment of $225 million. Tyco international and the other settling defendants have denied and continue to deny any wrongdoing and legal liability arising from and of the facts or conduct alleged in the actions.

The deadline for deciding not to participate in the class action settlement was September 28, 2007. As of such date, Tyco International had received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members. These individuals and entities may pursue their claims separately against Tyco International and any judgments resulting from such claims would not reduce the settlement amount.

Under the terms of the Separation and Distribution Agreement entered into on June 29, 2007, Covidien, Tyco International and Tyco Electronics are jointly and severally liable for the full amount of the class action settlement including any judgment resulting from opt-out claims. Additionally, under the Separation and Distribution Agreement, the companies share in the liability, with Covidien assuming 42%, Tyco International 27% and Tyco Electronics 31% of the total amount.

In fiscal 2007, the Company was allocated a net charge of $1.202 billion from Tyco International, for which no tax benefit was realized. This amount is comprised of the Company’s portion of the class action settlement of $1.249 billion, net of its portion of the related insurance recoveries of $47 million, of which $42 million had been collected as of September 28, 2007. At September 28, 2007, the Company had a $2.992 billion liability for the full amount owed under the settlement, including accrued interest and a $1.735 billion receivable from Tyco International Ltd. and Tyco Electronics for their portions of the liability. In fiscal 2007, borrowings under the unsecured bridge loan facility and cash were used to fund the Company’s portion of the payment into an escrow account intended to be used to settle the liability. “Interest in class action settlement fund” in the Consolidated Balance Sheet at September 28, 2007, represents the Company’s $1.257 billion interest in Tyco International’s funds held in escrow to settle the class action lawsuits. The escrow account earns interest that is payable to the class.

On December 19, 2007, the United States District Court of the District of New Hampshire entered a final order approving the settlement of 32 securities class action lawsuits. On February 21, 2008, the time for appealing the final court order approving the class action settlement expired and the settlement became final. Accordingly, in the second quarter of fiscal 2008, the Company removed the class action settlement liability and the related class action settlement receivable from its Consolidated Balance Sheet. While the payment of the class action settlement resulted in a decrease to the Company’s cash flow from continuing operations during the second quarter of fiscal 2008, the payment did not affect the Company’s cash balance, as the Company had previously fully funded its portion of the class action settlement into an escrow account intended to be used to settle the liability, as mentioned above.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

The settlement does not address all securities cases and several remain outstanding. The settlement does not resolve claims arising under ERISA which are not common to all class members or cases filed by class members who have opted out of the settlement. In addition, pursuant, to the terms of the settlement, L. Dennis Kozlowski, Mark H. Swartz and Frank E Walsh Jr., are also excluded from the settling defendants, and the class will assign to Tyco International all of their claims against defendants Kozlowski, Swartz and Walsh. In exchange, Tyco International will agree to pay the certified class 50% of any net recovery against these defendants.

If the unresolved class action lawsuits were determined to be adverse to Tyco International, it is possible that the Company’s portion of such liability would have a material adverse effect on its results of operations, financial condition or cash flows. Moreover, Tyco International stipulated, pursuant to a court order, that the Company will be primarily liable for a portion of the obligations arising from the Tyco International shareholder litigation. The stipulation also provides that if any party defaults on its obligations, the other parties will be jointly and severally liable for those obligations. At this time, it is not possible to estimate the loss or probable losses, if any, that might result from an adverse resolution of these matters.

Investigations—Tyco International and others have received various subpoenas and requests from the U.S. Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into Tyco International’s governance, management, operations, accounting and related controls. The Department of Labor is investigating Tyco International and the administrators of certain of its benefit plans. Tyco International cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties. It is not possible to estimate the amount of loss, or the range of possible loss, if any, which might result from an adverse resolution of these matters. As a result, the Company’s share of such potential losses is also not estimable and may have a material adverse effect on its results of operations, financial condition or cash flows.

Compliance Matters—Tyco International has received and responded to various allegations that certain improper payments were made in recent years by Tyco International subsidiaries, including subsidiaries which are now a part of the Company. During 2005, Tyco International reported to the U.S. Department of Justice (“DOJ”) and the SEC the investigative steps and remedial measures that it had taken in response to the allegations. Tyco International also informed the DOJ and the SEC that it retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act (“FCPA”), that it would continue to make periodic progress reports to these agencies and that it would present its factual findings upon conclusion of the baseline review. Tyco International had, and the Company will continue to have, communications with the DOJ and SEC to provide updates on the baseline review being conducted by outside counsel, including, as appropriate, briefings concerning additional instances of potential improper payments identified by the Company in the course of its ongoing compliance activities. To date, the baseline review has revealed that some business practices may not comply with Covidien and FCPA requirements. At this time, the Company cannot predict the outcome of other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of any or all of these matters. However, it is possible that the Company may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its results of operations, financial condition or cash flows.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Any judgment required to be paid or settlement or other cost incurred by the Company in connection with these matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which provides that Covidien, Tyco International and Tyco Electronics will retain liabilities primarily related to each of its continuing operations. Any liabilities not primarily related to particular continuing operations will be shared equally among Covidien, Tyco International and Tyco Electronics.

19. Segment and Geographic Data

Change in Reporting Structure—During the first quarter of fiscal 2008, the Company changed its segment reporting to reflect changes in how the various businesses of the Company would be managed from 2008 onwards. Operations formerly managed by the Medical Devices segment that related to the sale and production of radiopharmaceuticals and contrast products are now managed by the Imaging Solutions segment. The change in operational reporting was designed to improve the Company’s operational performance by enhancing its global structure to accelerate growth. Following this change and the anticipated divestiture of the Retail Products segment, Specialty Chemicals business and European Incontinence Products business discussed in Note 2, the Company operates its business through the following four segments:

•

Medical Devices includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, vascular devices, sharpsafety products, clinical care products and other medical device products.

•	Imaging Solutions includes the development, manufacture and marketing of radiopharmaceuticals and contrast products.

•	Pharmaceutical Products includes the development, manufacture and distribution of dosage pharmaceuticals and active pharmaceutical ingredients.

•	Medical Supplies includes the development, manufacture and sale of nursing care products, medical surgical products and original equipment manufacturer products (OEM).

All amounts have been reclassified to reflect this change to the Company’s segment reporting.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Selected information by business segment is presented in the following tables (dollars in millions):

	2007	2006	2005
Net sales(1):
Medical Devices	$6,023	$5,585	$5,467
Imaging Solutions	1,077	994	1,054
Pharmaceutical Products	908	840	817
Medical Supplies	887	894	930

	$8,895	$8,313	$8,268

Operating income:
Medical Devices	$1,719	$1,812	$1,643
Imaging Solutions	100	138	232
Pharmaceutical Products	284	259	263
Medical Supplies	145	146	175
Corporate(2)	(1,663)	(303)	(302)

	$585	$2,052	$2,011

Total assets:
Medical Devices	$9,722	$9,448	$8,615
Imaging Solutions	1,228	1,205	1,132
Pharmaceutical Products	1,271	1,241	1,186
Medical Supplies	610	612	580
Corporate(3)	4,618	468	864
Assets held for sale	879	1,134	2,407

	$18,328	$14,108	$14,784

Depreciation and amortization:
Medical Devices	$241	$207	$197
Imaging Solutions	53	48	46
Pharmaceutical Products	47	44	42
Medical Supplies	28	26	25

	$369	$325	$310

Capital expenditures:
Medical Devices	$212	$218	$164
Imaging Solutions	51	68	33
Pharmaceutical Products	44	63	57
Medical Supplies	45	51	35
Corporate	4	—	—

	$356	$400	$289

(1)	Amounts represent sales to external customers. Intersegment sales are not significant. No single customer represented 10% or more of the Company’s total net sales in any period presented.

(2)	Includes a net charge of $1.202 billion allocated to the Company by Tyco International for the Company’s portion of the class action settlement and related insurance recoveries (see Note 18), Company corporate expenses, the allocated corporate overhead expenses from Tyco International, share-based compensation expense and unallocated segment expenses.

(3)	Includes cash and cash equivalents, deferred income tax assets, assets related to the class action settlement totaling $2.992 for fiscal 2007 and other corporate assets.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Net sales by groups of products within the Company’s segments is as follows (dollars in millions):

	2007	2006	2005
Endomechanical Instruments	$1,858	$1,727	$1,675
Soft Tissue Repair Products	494	420	385
Energy Devices	638	533	485
Oximetry & Monitoring Products	597	559	566
Airway & Ventilation Products	766	730	727
Vascular Devices	482	454	459
SharpSafety Products	460	429	417
Clinical Care Products	372	352	355
Other Products	356	381	398

Medical Devices	6,023	5,585	5,467
Radiopharmaceuticals	487	432	482
Contrast Products	590	562	572

Imaging Solutions	1,077	994	1,054
Dosage Pharmaceuticals	468	436	425
Active Pharmaceutical Ingredients	440	404	392

Pharmaceutical Products	908	840	817
Nursing Care Products	477	470	482
Medical Surgical Products	275	275	284
Original Equipment Manufacturer Products	134	136	131
Other Products	1	13	33

Medical Supplies	887	894	930

	$8,895	$8,313	$8,268

Selected information by geographic area is as follows (dollars in millions):

	2007	2006	2005
Net sales(1):
United States	$5,109	$4,897	$4,970
Other Americas	480	433	375
Europe	2,320	2,046	2,025
Japan	585	580	594
Asia—Pacific	401	357	304

	$8,895	$8,313	$8,268

Property, plant and equipment, net:
United States	$1,767	$1,690	$1,579
Other Americas	147	118	84
Europe	379	369	321
Japan	71	69	70
Asia—Pacific	29	13	10

	$2,393	$2,259	$2,064

(1)	Sales to external customers are reflected in the regions based on the location of the sales force executing the transaction.

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

20. Summarized Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2007 and 2006, is as follows (dollars in millions, except per share data):

	2007
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net sales	$2,128	$2,200	$2,269	$2,298
Gross profit	1,116	1,131	1,184	1,191
Income (loss) from continuing operations	332	377	(1,135)	261
Net income (loss)	338	394	(1,108)	34
Basic and diluted earnings per share:
Income (loss) from continuing operations	$0.67	$0.76	$(2.29)	$0.53
Net income (loss)	0.68	0.79	(2.23)	0.07

	2006
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net sales	$1,974	$2,074	$2,127	$2,138
Gross profit	1,043	1,054	1,111	1,093
Income from continuing operations	347	380	378	325
Net income	119	334	361	341
Basic and diluted earnings per share:
Income from continuing operations	$0.70	$0.77	$0.76	$0.65
Net income	0.24	0.67	0.73	0.69

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

21. Covidien International Finance S.A.

In December 2006, prior to the separation from Tyco International, Ltd., CIFSA was formed. CIFSA, a Luxembourg company, is a holding company that owns, directly or indirectly, all of the operating subsidiaries of Covidien Ltd. CIFSA is the borrower under the Company’s senior notes, revolving credit facility and bridge loan facility, all of which are fully and unconditionally guaranteed by Covidien Ltd., which in turn is the sole owner of CIFSA. The following information provides the composition of the Company’s income, assets, liabilities, equity and cash flows by relevant group within the Company: Covidien Ltd. as the guarantor, CIFSA as issuer of the debt and the operating companies that represent assets of CIFSA. There are no other subsidiary guarantees. Consolidating financial information for Covidien and CIFSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

CONSOLIDATING STATEMENT OF OPERATIONS

Fiscal Year Ended September 28, 2007

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$—	$—	$8,895	$—	$8,895
Cost of products sold	—	—	4,273	—	4,273

Gross profit	—	—	4,622	—	4,622
Selling, general and administrative expenses	9	(16)	2,453	—	2,446
Research and development expenses	—	—	260	—	260
In-process research and development charges	—	—	38	—	38
Class action settlement, net of insurance recoveries	1,202	—	—	—	1,202
Restructuring and other charges	—	—	57	—	57
Impairment of long-lived assets	—	—	34	—	34

Operating (loss) income	(1,211)	16	1,780	—	585
Interest expense	—	175	13	—	188
Interest income	—	(7)	(28)	—	(35)
Other expense (income), net	—	146	(11)	—	135
Equity in net income of subsidiaries	(889)	(1,066)	—	1,955	—
Intercompany interest and fees	20	(121)	101	—	—

Income from continuing operations before income taxes	(342)	889	1,705	(1,955)	297
Income taxes	—	—	462	—	462

Income from continuing operations	(342)	889	1,243	(1,955)	(165)
Loss from discontinued operations, net of income taxes	—	—	177	—	177

Net income	$(342)	$889	$1,066	$(1,955)	$(342)

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

CONDENSED CONSOLIDATING BALANCE SHEET

At September 28, 2007

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Assets
Current Assets:
Cash and cash equivalents	$—	$—	$872	$—	$872
Accounts receivable trade, net	—	—	1,546	—	1,546
Inventories	—	—	1,126	—	1,126
Interest in class action settlement fund	1,257	—	—	—	1,257
Class action settlement receivables	1,735	—	—	—	1,735
Intercompany receivable	—	178	184	(362)	—
Prepaid expenses and other current assets	14	—	669	—	683
Assets held for sale	—	—	879	—	879

Total current assets	3,006	178	5,276	(362)	8,098
Property, plant and equipment, net	2	—	2,391	—	2,393
Goodwill	—	—	5,767	—	5,767
Intangible assets, net	—	—	1,242	—	1,242
Due from related parties	306	—	—	—	306
Investment in subsidiaries	7,222	10,895	—	(18,117)	—
Intercompany loans receivables	138	8,981	9,287	(18,406)	—
Other assets	—	1	521	—	522

Total Assets	$10,674	$20,055	$24,484	$(36,885)	$18,328

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$—	$474	$49	$—	$523
Accounts payable	—	—	444	—	444
Class action settlement liability	2,992	—	—	—	2,992
Intercompany payable	—	184	178	(362)	—
Accrued and other current liabilities	86	11	1,182	—	1,279
Liabilities associated with assets held for sale	—	—	147	—	147

Total current liabilities	3,078	669	2,000	(362)	5,385
Long-term debt	—	3,451	114	—	3,565
Income taxes payable	—	—	517	—	517
Guaranteed contingent tax liabilities	760	—	—	—	760
Deferred income taxes	—	—	576	—	576
Intercompany loans payable	94	9,193	9,119	(18,406)	—
Other liabilities	—	—	783	—	783

Total Liabilities	3,932	13,313	13,109	(18,768)	11,586
Shareholders’ Equity	6,742	6,742	11,375	(18,117)	6,742

Total Liabilities and Shareholders’ Equity	$10,674	$20,055	$24,484	$(36,885)	$18,328

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Fiscal Year Ended September 28, 2007

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:
Net cash provided by continuing operating activities	$29	$84	$1,983	$—	$2,096

Net cash provided by discontinued operating activities	—	—	113	—	113

Net cash provided by operating activities	29	84	2,096	—	2,209

Cash Flows From Investing Activities:
Capital expenditures	(2)	—	(354)	—	(356)
Acquisitions	—	—	(117)	—	(117)
Increase in restricted cash	—	—	(7)	—	(7)
Interest in class action settlement fund	(1,257)	—	—	—	(1,257)
Decrease in intercompany loans	—	560	—	(560)	—
Other	—	—	24	—	24

Net cash (used in) provided by continuing investing activities	(1,259)	560	(454)	(560)	(1,713)

Net cash provided by discontinued investing activities	—	—	4	—	4

Net cash (used in) provided by investing activities	(1,259)	560	(450)	(560)	(1,709)

Cash Flows From Financing Activities:
Repayment of external debt	—	(325)	(200)	—	(525)
Issuance of external debt	—	4,248	50	—	4,298
Allocated debt activity	—	(2,281)	(10)	—	(2,291)
Net transfers (from) to Tyco International Ltd.	1,261	(2,242)	(335)	—	(1,316)
Transfers from discontinued operations	—	—	82	—	82
Loan borrowings from (repayments to) parent	(44)	—	(516)	560	—
Other	13	(44)	10	—	(21)

Net cash provided by (used in) financing activities	1,230	(644)	(919)	560	227

Net cash used in discontinued financing activities	—	—	(117)	—	(117)

Net cash provided by (used in) financing activities	1,230	(644)	(1,036)	560	110

Effect of currency rate changes on cash	—	—	20	—	20
Net increase in cash and cash equivalents	—	—	630	—	630
Cash and cash equivalents at beginning of period	—	—	242	—	242

Cash and cash equivalents at end of period	$—	$—	$872	$—	$872

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

Upon formation in December 2006, CIFSA held $50 thousand in cash and had share capital of $50 thousand. The following tables present the historical combined financial information for Covidien Ltd. and all other subsidiaries for the purposes of illustrating the composition of Covidien Ltd. and the other subsidiaries prior to CIFSA establishing the respective ownership in connection with the Separation.

COMBINED STATEMENT OF INCOME

Fiscal Year Ended September 29, 2006

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$—	$—	$8,313	$—	$8,313
Cost of products sold	—	—	4,012	—	4,012

Gross profit	—	—	4,301	—	4,301
Selling, general and administrative expenses	—	—	1,986	—	1,986
Research and development expenses	—	—	248	—	248
In-process research and development charges	—	—	63	—	63
Gain on divestiture	—	—	(48)	—	(48)

Operating income	—	—	2,052	—	2,052
Interest expense	—	—	171	—	171
Interest income	—	—	(32)	—	(32)
Other expense, net	—	—	13	—	13
Equity in net income of subsidiaries	(1,155)	—	—	1,155	—

Income from continuing operations before income taxes	1,155	—	1,900	(1,155)	1,900
Income taxes	—	—	470	—	470

Income from continuing operations	1,155	—	1,430	(1,155)	1,430
Loss from discontinued operations, net of income taxes	—	—	275	—	275

Net income	$1,155	$—	$1,155	$(1,155)	$1,155

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

COMBINED STATEMENT OF INCOME

Fiscal Year Ended September 30, 2005

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$—	$—	$8,268	$—	$8,268
Cost of products sold	—	—	3,815	—	3,815

Gross profit	—	—	4,453	—	4,453
Selling, general and administrative expenses	—	—	2,216	—	2,216
Research and development expenses	—	—	221	—	221
Loss on divestiture	—	—	5	—	5

Operating income	—	—	2,011	—	2,011
Interest expense	—	—	192	—	192
Interest income	—	—	(29)	—	(29)
Other expense	—	—	248	—	248
Equity in net income of subsidiaries	1,035	—	—	(1,035)	—

Income from continuing operations before income taxes	1,035	—	1,600	(1,035)	1,600
Income taxes	—	—	479	—	479

Income from continuing operations	1,035	—	1,121	(1,035)	1,121
Loss from discontinued operations, net of income taxes	—	—	86	—	86

Net income	$1,035	$—	$1,035	$(1,035)	$1,035

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

CONDENSED COMBINED BALANCE SHEET

At September 29, 2006

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Assets
Current Assets:
Cash and cash equivalents	$—	$—	$242	$—	$242
Accounts receivable trade, net	—	—	1,417	—	1,417
Inventories	—	—	1,065	—	1,065
Prepaid expenses and other current assets	—	—	574	—	574
Assets held for sale	—	—	1,134	—	1,134

Total current assets	—	—	4,432	—	4,432
Property, plant and equipment, net	—	—	2,259	—	2,259
Goodwill	—	—	5,694	—	5,694
Intangible assets, net	—	—	1,314	—	1,314
Investment in subsidiaries	8,621	—	—	(8,621)	—
Other assets	—	—	409	—	409

Total Assets	$8,621	$—	$14,108	$(8,621)	$14,108

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$—	$—	$194	$—	$194
Accounts payable	—	—	436	—	436
Intercompany payable	—	—	—	—	—
Accrued and other current liabilities	—	—	778	—	778
Income taxes payable	—	—	93	—	93
Liabilities associated with assets held for sale			174	—	174

Total current liabilities	—	—	1,675	—	1,675
Long-term debt	—	—	2,248	—	2,248
Income taxes payable	—	—	340	—	340
Deferred income taxes	—	—	373	—	373
Other liabilities	—	—	851	—	851

Total Liabilities	—	—	5,487	—	5,487
Shareholders’ Equity	8,621	—	8,621	(8,621)	8,621

Total Liabilities and Shareholders’ Equity	$8,621	$—	$14,108	$(8,621)	$14,108

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

CONDENSED COMBINED STATEMENT OF CASH FLOWS

Fiscal Year Ended September 29, 2006

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Total
Cash Flows From Operating Activities:
Net cash provided by continuing operating activities	$—	$—	$1,296	$1,296

Net cash used in discontinued operating activities	—	—	(92)	(92)

Net cash provided by operating activities	—	—	1,204	1,204

Cash Flows From Investing Activities:
Capital expenditures	—	—	(400)	(400)
Acquisitions, net of cash acquired	—	—	(382)	(382)
Divestitures	—	—	74	74
Increase in restricted cash	—	—	(34)	(34)
Other	—	—	(9)	(9)

Net cash used in continuing investing activities	—	—	(751)	(751)

Net cash provided by discontinued investing activities	—	—	827	827

Net cash provided by investing activities	—	—	76	76

Cash Flows From Financing Activities:
Repayment of external debt	—	—	(25)	(25)
Issuance of external debt	—	—	1	1
Allocated debt activity	—	—	(548)	(548)
Net transfers to Tyco International Ltd.	—	—	(601)	(601)
Transfers from discontinued operations	—	—	636	636
Other	—	—	86	86

Net cash used in continuing financing activities	—	—	(451)	(451)

Net cash used in discontinued financing activities	—	—	(726)	(726)

Net cash used in financing activities	—	—	(1,177)	(1,177)

Effect of currency rate changes on cash	—	—	7	7
Net increase in cash and cash equivalents	—	—	110	110
Less: net increase in cash related to discontinued operations	—	—	(9)	(9)
Cash and cash equivalents at beginning of period	—	—	141	141

Cash and cash equivalents at end of period	$—	$—	$242	$242

COVIDIEN LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

CONDENSED COMBINED STATEMENT OF CASH FLOWS

Fiscal Year Ended September 30, 2005

(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Total
Cash Flows From Operating Activities:
Net cash provided by continuing operating activities	$—	$—	$2,125	$2,125

Net cash provided by discontinued operating activities	—	—	259	259

Net cash provided by operating activities	—	—	2,384	2,384

Cash Flows From Investing Activities:
Capital expenditures	—	—	(289)	(289)
Acquisitions, net of cash acquired	—	—	(66)	(66)
Divestitures	—	—	4	4
Other	—	—	14	14

Net cash used in continuing investing activities	—	—	(337)	(337)

Net cash used in discontinued investing activities	—	—	(71)	(71)

Net cash used in investing activities	—	—	(408)	(408)

Cash Flows From Financing Activities:
Repayment of external debt	—	—	(98)	(98)
Issuance of external debt	—	—	3	3
Allocated debt activity	—	—	(1,141)	(1,141)
Net transfers to Tyco International Ltd.	—	—	(508)	(508)
Transfers from discontinued operations	—	—	(52)	(52)
Other	—	—	(23)	(23)

Net cash used in continuing financing activities	—	—	(1,819)	(1,819)

Net cash used in discontinued financing activities	—	—	(176)	(176)

Net cash used in financing activities	—	—	(1,995)	(1,995)

Effect of currency rate changes on cash	—	—	2	2
Net decrease in cash and cash equivalents	—	—	(17)	(17)
Less: net increase in cash related to discontinued operations	—	—	(12)	(12)
Cash and cash equivalents at beginning of period	—	—	170	170

Cash and cash equivalents at end of period	$—	$—	$141	$141

COVIDIEN LTD.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(dollars in millions)

	Balance at Beginning of Year	Additions Charged to Income	Acquisitions, Divestitures and Other	Deductions	Balance at End of Year
Description

Fiscal 2007
Reserve for rebates	$376	$2,016	$20	$(2,048)	$364
Allowance for doubtful accounts	$41	$6	$4	$(7)	$44

Fiscal 2006
Reserve for rebates	$383	$2,302	$(20)	$(2,289)	$376
Allowance for doubtful accounts	$56	$—	$3	$(18)	$41

Fiscal 2005
Reserve for rebates	$324	$2,068	$—	$(2,009)	$383
Allowance for doubtful accounts	$55	$9	$—	$(8)	$56

S-1

$2,750,000,000

Covidien International Finance S.A.

OFFER TO EXCHANGE

New $250,000,000 5.150% Senior Notes due 2010

New $500,000,000 5.450% Senior Notes due 2012

New $1,150,000,000 6.000% Senior Notes due 2017

New $850,000,000 6.550% Senior Notes due 2037

for

$250,000,000 5.150% Senior Notes due 2010

$500,000,000 5.450% Senior Notes due 2012

$1,150,000,000 6.000% Senior Notes due 2017

$850,000,000 6.550% Senior Notes due 2037

fully and unconditionally guaranteed, as described herein, by

Covidien Ltd.

May 16, 2008

Until August 14, 2008 (90 days from the date of this prospectus), all dealers effecting transactions in the new notes, whether or not participating in this exchange offer, may be required to deliver a prospectus.